Filed Pursuant to Rule 424(b)(3)
File No. 333-153148

Centillium Communications, Inc.

255 Fourier Avenue

Fremont, CA 94539-7828

Dear Stockholder:

We are pleased to deliver the enclosed proxy statement/prospectus relating to the proposed acquisition of Centillium Communications, Inc. by TranSwitch Corporation.

You are cordially invited to attend a special meeting of stockholders of Centillium, which will be held on October 24, 2008, beginning at 9:00 a.m. local time, at Centillium’s corporate headquarters at 255 Fourier Avenue, Fremont, California 94539. At the special meeting, Centillium stockholders will be asked to adopt and approve the merger agreement that Centillium has entered into with TranSwitch, Sonnet Acquisition Corporation, a wholly-owned subsidiary of TranSwitch, and Haiku Acquisition Corporation, a wholly-owned subsidiary of TranSwitch, and the transactions contemplated thereby. If the merger agreement is adopted and approved and the transactions contemplated thereby are approved, and the other conditions in the merger agreement are satisfied or waived, TranSwitch will acquire Centillium, and each share of outstanding common stock as well as certain outstanding options to purchase shares of common stock of Centillium will be converted into the right to acquire a proportionate share of the aggregate merger consideration of $15 million in cash without interest and 25 million shares of TranSwitch common stock.

The shares of TranSwitch common stock to be issued in the merger are listed on the Nasdaq Capital Market under the symbol “TXCC.” On September 15, 2008, the closing sale price of TranSwitch common stock was $0.64 per share.

After careful consideration, Centillium’s board of directors has unanimously determined that the merger is fair to and in the best interests of Centillium and its stockholders and recommends that you vote for adoption and approval of the merger agreement and the transactions contemplated thereby and vote for the adjournment, if necessary, of the special meeting for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

The accompanying proxy statement/prospectus provides a detailed description of the merger agreement and the proposed merger. We urge you to read the enclosed materials closely. Please pay particular attention to the risk factors beginning on page 24 for a discussion of risks related to the merger.

Your vote is important. Because adoption and approval of the merger agreement and the transactions contemplated thereby require the affirmative vote of holders of at least a majority of the outstanding shares of Centillium common stock, a failure to vote will have the same effect as a vote against the merger. Whether or not you intend to vote in person at the special meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed envelope or submit your proxy over the Internet or by telephone by following the instructions on the enclosed proxy card as soon as possible. Giving your proxy now will not affect your right to vote in person if you wish to attend the special meeting and vote personally.

Sincerely,
Faraj Aalaei
Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the TranSwitch common stock to be issued in the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

This document is dated September 25, 2008 and is first being mailed to stockholders on or about September 26, 2008.

CENTILLIUM COMMUNICATIONS, INC.

255 Fourier Avenue

Fremont, CA 94539-7828

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Centillium Communications, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of Centillium stockholders will be held on October 24, 2008, beginning at 9:00 a.m. local time, at Centillium’s corporate headquarters at 255 Fourier Avenue, Fremont, CA 94539 for the following purpose:

1. To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger by and among TranSwitch Corporation, referred to herein as TranSwitch, Sonnet Acquisition Corporation, a wholly-owned subsidiary of TranSwitch, Haiku Acquisition Corporation, a wholly-owned subsidiary of TranSwitch, and Centillium, dated as of July 9, 2008 (as it may be amended from time to time) and the transactions contemplated thereby; and

2. To approve a proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

The proposed merger is described in more detail in the accompanying proxy statement/prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to the proxy statement/prospectus.

Only Centillium stockholders of record at the close of business on August 25, 2008 are entitled to notice of and to vote at the special meeting. A majority of the shares of Centillium common stock outstanding on the record date must be voted in favor of the adoption and approval of the merger agreement and for the transactions contemplated thereby in order for the merger to be completed. A majority of the shares represented at the meeting in person or by proxy must be voted in favor of any adjournment of the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

All Centillium stockholders are cordially invited to attend the special meeting. However, we encourage you to vote by proxy so that your shares will be represented and voted at the meeting even if you cannot attend. Of course, voting by proxy will not prevent you from voting in person at the meeting. Your failure to vote your shares is the same as voting against the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Your failure to vote your shares will not affect the outcome of any proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

After careful consideration, the board of directors of Centillium has unanimously determined that the merger is fair and in the best interests of Centillium and its stockholders and it recommends that you vote “FOR” the adoption and approval of the merger agreement and the transactions contemplated thereby and to vote “FOR” the adjournment, if necessary, of the special meeting for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

By Order of the Board of Directors

Faraj Aalaei

Chief Executive Officer

Fremont, California

September 25, 2008

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important business and financial information about TranSwitch Corporation, referred to herein as TranSwitch, and Centillium Communications, Inc., referred to herein as Centillium, from other documents that are not included in, or delivered with, the proxy statement/prospectus.

TranSwitch will provide you with copies of such documents relating to TranSwitch (excluding all exhibits unless TranSwitch has specifically incorporated by reference an exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

TranSwitch Corporation

Attn: Corporate Secretary

Three Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810

Centillium will provide you with copies of such documents relating to Centillium (excluding all exhibits unless Centillium has specifically incorporated by reference an exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

Centillium Communications, Inc.

Attn: Corporate Secretary

255 Fourier Avenue

Fremont, California 94539-7828

(510) 771-3500

If you would like to request documents, TranSwitch or Centillium must receive your request by October 17, 2008 (which is five business days prior to the date of the special meeting) in order to ensure that you receive them prior to the special meeting. See “Where You Can Find More Information” beginning on page 114.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving this proxy statement/prospectus?

A:	TranSwitch Corporation, referred to herein as TranSwitch, has agreed to acquire Centillium Communications, Inc., referred to herein as Centillium, under the terms of a merger agreement that is described in this proxy statement/prospectus. Please see “The Merger” beginning on page 60 and “The Merger Agreement” beginning on page 90 of this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

To complete the merger, Centillium stockholders must vote to adopt and approve the merger agreement and the transactions contemplated thereby, and all other conditions to the merger must be satisfied or waived. Centillium will hold a special meeting of its stockholders to obtain this approval.

This proxy statement/prospectus contains important information about the merger agreement, the merger and the special meeting of the stockholders of Centillium. You should read this proxy statement/prospectus carefully.

Your vote is very important. We encourage you to vote as soon as possible. The enclosed proxy card allows you to vote your Centillium shares without attending the special meeting. For more specific information on how to vote, please see the questions and answers below.

Q:	Why are TranSwitch and Centillium proposing this transaction? (see pages 68 and 77)

A:	The TranSwitch and Centillium boards of directors have each unanimously approved the merger agreement and have determined that the merger agreement and the merger are advisable and in the best interests of their respective stockholders. In reaching these decisions, the TranSwitch and Centillium boards of directors considered the terms and conditions of the merger agreement, as well as a number of other factors.

Q:	What will happen in the merger? (see page 90)

A:	In the merger, Sonnet Acquisition Corporation, referred to herein as Sonnet, a wholly-owned subsidiary of TranSwitch, will merge with and into Centillium and, as a result, Centillium will become a wholly-owned subsidiary of TranSwitch. This merger is sometimes referred to herein as the first merger. Immediately thereafter, in a second merger, Centillium will merge with and into Haiku Acquisition Corporation, referred to herein as Haiku, another wholly-owned subsidiary of TranSwitch and, as a result, Haiku will be the ultimate surviving entity in the merger. This merger is sometimes referred to herein as the second merger. Upon the second merger, Haiku’s name will be changed to Centillium Communications, Inc.

Throughout this proxy statement/prospectus and unless the context otherwise requires, references to the “merger” mean both the first merger and the second merger.

Q:	What will I receive in exchange for my Centillium common stock in the merger? (see page 11)

A:	Upon completion of the merger, each outstanding share of Centillium common stock, excluding any treasury shares and any shares held by TranSwitch, its subsidiaries, or any dissenting stockholder, will be converted into the right to receive a portion of $15 million in cash and 25 million shares of TranSwitch common stock. The exact amount that each holder would have the right to receive cannot be calculated until the closing of the merger as such calculation will be based on the number of shares of Centillium common stock outstanding at the time of the closing, including certain outstanding options. For each outstanding share of Centillium common stock you own, assuming you do not exercise appraisal rights, and assuming a fully diluted capitalization of Centillium of 41,860,052 shares, which is Centillium’s fully diluted capitalization as of August 25, 2008, you will receive merger consideration of $0.3583 in cash without interest and 0.5972 shares of TranSwitch common stock. You will receive cash in lieu of any fractional share of TranSwitch common stock that you would be entitled to receive in the merger, in an amount determined by multiplying the fractional share interest by an average measure of TranSwitch’s stock price prior to the merger.

Q:	How will the merger affect stock options and restricted stock units to acquire Centillium common stock? (see page 102)

A:	As a result of the merger, outstanding stock options that have an exercise price below the value of the per share merger consideration, including stock options held by executive officers and directors of Centillium, will be entitled to receive a proportionate share of the merger consideration. The number of shares of TranSwitch stock that each such Centillium optionholder will be entitled to is determined by the option exchange ratio set forth in the merger agreement. Outstanding stock options under Centillium’s option plans that are (i) unvested and exercisable at a price per share that is greater than the value of the per share merger consideration or (ii) vested and exercisable at a price per share that is greater than the value of the per share merger consideration but less than $5.00 will be converted into options to purchase shares of TranSwitch common stock. Such options are referred to as rollover options. Each rollover option will be converted into the right to receive the number of shares subject to the rollover option multiplied by the option exchange ratio, rounded down to the nearest whole share. The new exercise price per share for the replacement option will equal the aggregate exercise price of the rollover option, divided by the number of shares of TranSwitch common stock underlying the replacement option, rounded up to the nearest whole cent.

The option exchange ratio is equal to the per share merger consideration value minus the per share exercise price for the Centillium option, divided by the per share merger consideration value. The per share merger consideration value will be calculated using the average of the closing prices for a share of TranSwitch common stock on the Nasdaq Capital Market for the ten trading days ending on the third trading day prior to the closing, referred to herein as the TranSwitch closing average. As a result, the exchange ratio for determining the option exchange ratio will not be fixed until three days before closing. Stockholders as of the record date who are also optionholders may not know the option exchange ratio before submitting their vote on the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Because the market price of TranSwitch common stock fluctuates, the value of the stock options to purchase TranSwitch common stock that Centillium optionholders will receive in the merger may be greater or less than the value received by Centillium stockholders.

All other outstanding Centillium options will not be assumed or substituted by TranSwitch, and will be canceled.

All unvested Centillium restricted stock units will be converted into TranSwitch restricted stock units. Such unvested restricted stock units are referred to as rollover restricted stock units. Each rollover restricted stock unit will be converted into the number of TranSwitch restricted stock units (rounded down to the nearest whole number) equal to (i) the number of shares subject to the rollover restricted stock unit multiplied by the per share stock consideration, plus (ii) the number of shares subject to the rollover restricted stock unit multiplied by the product of the per share cash consideration divided by the TranSwitch closing average, the product of which we refer to as the cash consideration exchange multiple. As a result, the cash consideration exchange multiple for determining the restricted stock unit exchange ratio will not be fixed until three days before closing. Stockholders as of the record date who are also holders of restricted stock units may not know the exchange ratio before submitting their vote on the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Because the market price of TranSwitch common stock fluctuates, the per share value of the replacement restricted stock units issued by TranSwitch may be greater or less than the per share value received by Centillium stockholders.

Q:	How much stock will the current Centillium stockholders own in the combined company? (see page 90)

A:	As of the closing of the merger and based on Centillium’s and TranSwitch’s capitalization as of the record date for the special meeting, current TranSwitch stockholders will own approximately 84% and current Centillium stockholders will own approximately 16% of TranSwitch’s outstanding shares on a fully diluted basis.

Q:	Will Centillium have representation on the TranSwitch Board of Directors? (see page 104)

A:	Immediately following the merger, the board of directors of TranSwitch will be expanded by two members and the TranSwitch board of directors will elect two new directors designated by Centillium. Centillium has designated Faraj Aalaei, the co-founder and chief executive officer and a director of Centillium, and Sam Srinivasan, a non-employee director of Centillium, to be elected to the TranSwitch board of directors.

Q:	Am I entitled to appraisal rights? (see page 86)

A:	Under the Delaware General Corporation Law, holders of Centillium common stock who do not vote for the adoption and approval of the merger agreement and the transactions contemplated thereby have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in this proxy statement/prospectus. This appraisal amount could be more than, the same as, or less than the amount a Centillium stockholder would be entitled to receive under the merger agreement. Any holder of Centillium common stock intending to exercise appraisal rights, among other things, must submit a written demand for appraisal to Centillium prior to the vote on the adoption and approval of the merger agreement and the transactions contemplated thereby and must not vote or otherwise submit a proxy in favor of adoption and approval of the merger agreement and the transactions contemplated thereby. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal right, we encourage you to seek the advice of your own legal counsel.

Q:	What are the U.S. federal income tax consequences of the mergers? (see page 82)

A:	The parties intend that the first merger and the second merger, considered together as a single integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to herein as the Code. In that case, Centillium stockholders who do not exercise their appraisal rights will generally recognize gain (but not loss) equal to the lesser of the amount of cash received or the amount of gain realized in the first merger. The amount of gain realized in the first merger will equal the excess of the sum of the cash and the fair market value of the TranSwitch common stock received in the first merger over the tax basis of the shares of Centillium common stock surrendered in exchange therefor.

Centillium stockholders are urged to read the discussion in “The Merger—Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 82 of this proxy statement/prospectus and to consult their tax advisors as to the U.S. federal income tax consequences of the mergers, as well as the effects of state, local, foreign, or other tax laws. Centillium stockholders should also consult their tax advisors with respect to other tax consequences of the mergers or any special circumstances that may affect the tax treatment to them of the cash and shares of TranSwitch common stock that they receive pursuant to the first merger.

Q:	Do persons involved in the merger have interests that may conflict with mine as a Centillium stockholder? (see page 78)

A:	Yes. When considering the recommendations of Centillium’s board of directors, you should be aware that Centillium’s directors and certain of its officers have interests in the merger that are different from, or are in addition to, yours. These interests include employment of certain of Centillium’s executive officers by TranSwitch after the merger, although no agreements have been entered into and no terms, conditions or understandings have been finalized, the acceleration of stock options and other equity awards granted to executive officers and directors of Centillium, cash payments and the receipt of other benefits pursuant to change of control severance agreements entered into between certain directors and officers and Centillium, and the receipt of indemnification and liability insurance benefits by directors and officers of Centillium from TranSwitch.

Q:	What stockholder approvals are required for the merger? (see page 56)

A:	The holders of a majority of the outstanding shares of Centillium common stock on the record date for the Centillium special meeting of stockholders must vote in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby. Only holders of record of Centillium common stock at the close of business on August 25, 2008, referred to herein as the record date, are entitled to notice of and to vote at the special meeting. As of the record date, there were 41,823,736 shares of Centillium common stock outstanding and entitled to vote at the special meeting.

The approval of the stockholders of TranSwitch is not required to complete the merger because the number of new TranSwitch shares issued in the merger will represent less than 20% of TranSwitch’s shares outstanding prior to issuance.

Q:	What stockholder approvals are required for the adjournment of the special meeting, if necessary, for any purpose? (see page 57)

A:	The holders of a majority of the shares of Centillium common stock represented in person or by proxy at the special meeting of the stockholders must vote in favor of adjournment of the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby for such proposal to be approved. Abstentions and broker-non votes will have the same effect as voting against any such proposal to adjourn the special meeting.

Q:	Are there any stockholders already committed to voting in favor of adopting and approving the merger agreement and the transactions contemplated thereby? (see page 104)

A:	Yes. In connection with the execution of the merger agreement, all Centillium directors and its chief financial officer, who collectively owned approximately 4.0% of the Centillium common stock outstanding (12.5% including vested stock options) as of August 25, 2008, entered into voting agreements agreeing to vote in favor of adopting and approving the merger agreement and the transactions contemplated thereby. If the merger agreement terminates in accordance with its terms, these voting agreements will also terminate.

Q:	How does Centillium’s board of directors recommend that I vote on the proposals? (see page 56)

A:	The board of directors of Centillium unanimously recommends that you vote “FOR” the adoption and approval of the merger agreement and the transactions contemplated thereby and vote “FOR” the adjournment, if necessary, of the special meeting for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

Q:	Are there risks I should consider in deciding whether to vote for the merger? (see page 24)

A:	Yes. In evaluating the merger, you should carefully consider the factors discussed in the section titled “Risk Factors” beginning on page 24.

Q:	Do I need to send in my Centillium stock certificates now? (see page 90)

A:	No. You should not send in your Centillium stock certificates now. Promptly after the merger, the exchange agent will provide stock certificate transmittal materials to the holders of Centillium common stock. The transmittal materials will contain instructions for surrendering Centillium stock certificates or book-entry shares to the exchange agent in exchange for book-entry shares representing the number of whole shares of TranSwitch common stock issuable to you, the cash portion of the merger consideration issuable to you and cash in lieu of any fractional share of TranSwitch common stock issuable to you, pursuant to the merger.

You bear the risk of delivery and should send your letter of transmittal by courier, by hand or by fax, with stock certificates delivered by courier or by hand, to the appropriate addresses shown on the letter of transmittal.

Q:	What do I need to do now? (see page 58)

A:	First, carefully read this proxy statement/prospectus in its entirety. Then, we urge you to vote your shares of Centillium common stock by one of the following methods:

•	marking, signing, dating and returning your proxy card in the enclosed prepaid envelope;

•	submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card; or

•

attending the special meeting and submitting a properly executed proxy or ballot. If a broker holds your shares in “street name,” you will need to get a proxy from your broker to vote your shares in person.

Q:	What happens if I do not vote? (see page 58)

A:	The failure to execute and return your proxy card or to submit a proxy by telephone or over the Internet will have the same effect as voting against the adoption and approval of the merger agreement and the transactions contemplated thereby. The failure to execute and return your proxy card or to submit a proxy by telephone or over the Internet will not affect the outcome of any proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

Q:	What happens if I abstain? (see page 58)

A:	If you execute and return your proxy card or submit a proxy by telephone or over the Internet and vote “ABSTAIN” or if you vote “ABSTAIN” at the special meeting, this will have the same effect as voting against the adoption and approval of the merger agreement and the transactions contemplated thereby and against any proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner? (see page 58)

A:	Many Centillium stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and shares beneficially owned.

Stockholder of Record. If your shares are registered directly in your name with Centillium’s transfer agent, you are considered the stockholder of record with respect to those shares and this proxy statement/prospectus is being sent directly to you by Centillium. As stockholder of record, you have the right to grant your proxy directly to Centillium or to vote in person at the Centillium special meeting of stockholders. Centillium has enclosed a proxy card for your use.

Beneficial Owner. If your shares are held in a brokerage account, bank account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and this proxy statement/prospectus is being forwarded to you by your broker, bank or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the special meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the special meeting unless you obtain a legal proxy from the broker, bank or nominee that holds your shares, giving you the right to vote the shares instead of the broker, bank or nominee holding your shares. Your broker, bank or nominee has enclosed or provided voting instructions for your use in directing your broker, bank or nominee how to vote your shares.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me? (see page 58)

A:	No. If you do not provide your broker with instructions on how to vote your shares that are held in street name, your broker will not be permitted to vote them. Therefore, you should be sure to provide your broker with instructions on how to vote these shares.

If you do not give voting instructions to your broker and your broker submits a proxy card but does not vote your shares, you will, in effect, be voting against the adoption and approval of the merger agreement and the transactions contemplated thereby. This would not affect the outcome of the vote on the proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of approval of the merger agreement and the transactions contemplated thereby.

Q:	Can I change my vote? (see page 59)

A:	Yes. If you submit a proxy, you may revoke it at any time before the special meeting by:

•	delivering to the corporate secretary of Centillium a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the corporate secretary of Centillium a new, signed proxy with a date later than the proxy you wish to revoke;

•	submitting another proxy by telephone or over the Internet (your latest telephone or Internet voting instructions will be followed); or

•	attending the special meeting and voting in person.

Notices to the corporate secretary of Centillium should be addressed to Corporate Secretary, Centillium Communications, Inc., 255 Fourier Avenue, Fremont, California 94539.

If you hold your shares in street name, you must give new instructions to your broker prior to the special meeting or obtain a signed “legal proxy” from the broker to revoke your prior instructions and vote in person at the meeting.

Q:	When and where will the vote take place? (see page 56)

A:	The Centillium special meeting of stockholders will be held at Centillium’s corporate headquarters at 255 Fourier Avenue, Fremont, California 94539, on October 24, 2008, starting at 9:00 a.m. local time.

Q:	Are there any conditions that must be satisfied prior to the completion of the merger? (see page 100)

A:	Yes. There are a number of conditions that must be satisfied before the completion of the merger, some of which are outside the parties’ control. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 100.

Q:	When do you expect the merger to be completed? (see page 90)

A:	TranSwitch and Centillium are working to complete the merger as quickly as practicable and currently expect that the merger could be completed promptly after the special meeting of Centillium stockholders. However, TranSwitch and Centillium cannot predict the exact timing of the completion of the merger because it is subject to conditions outside their control.

Q:	Whom do I call if I have questions about the special meeting or the merger? (see page 60)

A:	You should direct any questions regarding the special meeting of stockholders or the merger, including the procedures for voting your shares, to Centillium’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2888.

SUMMARY

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire proxy statement/prospectus and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement. In addition, we incorporate by reference important business and financial information about TranSwitch and Centillium into this proxy statement/prospectus. For a description of this information, see “Incorporation of Certain Documents by Reference” beginning on page 112. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in “Where You Can Find More Information” on page 114. Each item in this summary includes a page reference directing you to a more complete description of that item.

Cautionary Statement about Forward-Looking Statements

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, but are not limited to, statements about (i) the financial condition, results of operations and business of TranSwitch and Centillium; (ii) the benefits of the merger between TranSwitch and Centillium, including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (iii) the expected tax consequences of the merger; (iv) TranSwitch’s intentions regarding the financing of the merger consideration and the terms of such financing; (v) TranSwitch’s and Centillium’s plans, objectives, expectations and intentions and other statements contained in this filing that are not historical facts; and (vi) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward looking statements are based on current beliefs and expectations of TranSwitch and Centillium and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond their control. In addition, these forward looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward looking statements. Factors that could cause actual results to differ materially from those expressed in such forward looking statements are discussed in the “Risk Factors” section beginning on page 24. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. Centillium stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference.

Information about the Parties to the Merger

TranSwitch (see page 105)

TranSwitch Corporation

Three Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810

TranSwitch designs, develops and markets innovative semiconductor solutions that provide core functionality and complete solutions for voice, data and video communications network equipment. As a leading supplier to telecom, datacom, cable television and wireless markets, TranSwitch customers include the major original equipment manufactures (OEMs) that serve the worldwide public network, the internet, and corporate wide area networks (WANs). TranSwitch devices are inherently flexible, many incorporating embedded programmable microcontrollers to rapidly meet customers’ new requirements or evolving network standards by modifying a function via software instruction.

TranSwitch was incorporated on April 26, 1988 and is a Delaware corporation. TranSwitch’s common stock is listed on the Nasdaq Capital Market under the symbol “TXCC.”

TranSwitch maintains a site on the Internet at www.transwitch.com; however, information found on TranSwitch’s website is not part of this proxy statement/prospectus.

Centillium	(see page 105)

Centillium Communications, Inc.

255 Fourier Avenue

Fremont, California 94539

(510) 771-3500

Centillium delivers innovative communications processing technology for global systems vendors targeting the consumer, enterprise and service provider markets. Centillium’s products include integrated circuits and related hardware and software applications for Optical Networking equipment deployed in central offices and customer premises, and Voice over Internet Protocol (VoIP) products for carrier- and enterprise-class gateways and consumer telephony.

Centillium was incorporated in 1997 and is a Delaware corporation. Centillium’s common stock is listed on the Nasdaq Capital Market under the symbol “CTLM.”

Centillium maintains a site on the Internet at www.centillium.com; however, information found on Centillium’s website is not part of this proxy statement/prospectus.

Sonnet Acquisition Corporation

Sonnet Acquisition Corporation

c/o TranSwitch Corporation

Three Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810

Sonnet Acquisition Corporation, referred to herein as Sonnet, is a wholly-owned subsidiary of TranSwitch and was incorporated on July 7, 2008 in the State of Delaware. Sonnet has not engaged in any operations and was formed solely for the purpose of engaging in the transactions contemplated by the merger agreement. Sonnet will merge with and into Centillium in the first merger.

Haiku Acquisition Corporation

Haiku Acquisition Corporation

c/o TranSwitch Corporation

Three Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810

Haiku Acquisition Corporation, referred to herein as Haiku, is a wholly-owned subsidiary of TranSwitch and was formed on July 7, 2008 in the State of Delaware. Haiku has not engaged in any operations and was formed solely for the purpose of engaging in the transactions contemplated by the merger agreement. Haiku will be the surviving company following the second merger and will continue its existence as “Centillium Communications, Inc.”

Risk Factors (see page 24)

In evaluating the merger agreement and the merger, you should carefully read this proxy statement/prospectus and read the risk factors set forth in “Risk Factors” beginning on page 24.

Special Meeting of Centillium Stockholders (see page 56)

Centillium will hold a special meeting of its stockholders on October 24, 2008, at 9:00 a.m. local time, at Centillium’s corporate headquarters at 255 Fourier Avenue, Fremont, California 94539. At the special meeting, you will be asked to vote on a proposal to adopt and approve the merger agreement and the transactions contemplated thereby. You will also be asked to approve the adjournment, if necessary, of the special meeting for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

You may vote at the special meeting if you owned shares of Centillium common stock at the close of business on the record date, August 25, 2008. On that date, there were 41,823,736 shares of Centillium common stock outstanding and entitled to vote at the special meeting. You may cast one vote for each share of Centillium common stock you own on the record date.

Stockholder Vote Required (see page 56)

The proposal to adopt and approve the merger agreement and the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the shares of Centillium common stock outstanding on the record date. A failure to vote your shares or an abstention will have the same effect as a vote against the proposal to adopt and approve the merger agreement and the transactions contemplated thereby.

The proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the shares of Centillium common stock represented in person or by proxy at the special meeting of the stockholders. Failure to vote your shares will not affect the outcome of the proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of approval of the merger agreement. If you abstain from voting, either in person or by proxy, it will count as a vote against such proposal to adjourn the special meeting.

The Merger (see page 60 and Appendix A)

The merger agreement is attached to this document as Appendix A. You should read this agreement carefully, as it is the legal document that governs the first merger, the merger of Sonnet with and into Centillium, followed immediately thereafter by the second merger, the merger of Centillium into Haiku, with Haiku as the surviving company of the second merger. Haiku will immediately change its name to Centillium Communications, Inc. and will be wholly-owned by TranSwitch.

Recommendation of Centillium’s Board of Directors (see page 56)

After careful consideration, the Centillium board of directors, on July 9, 2008, unanimously determined that the terms of the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Centillium and its stockholders and adopted and approved the merger agreement and the transactions contemplated thereby. The Centillium board of directors recommends that the stockholders of Centillium vote “FOR” the adoption and approval of the merger agreement and the transactions contemplated thereby and vote “FOR” the adjournment, if necessary, of the special meeting for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

In considering the recommendation of the Centillium board of directors with respect to the merger agreement and the transactions contemplated thereby, Centillium stockholders should be aware that some directors and officers of Centillium will receive benefits if the merger is completed that result in those persons having interests in the merger that are different from, or in addition to, the interests of Centillium stockholders.

Fairness Opinion of Pagemill Partners, LLC (see page 71 and Appendix C)

Pagemill Partners, LLC, referred to herein as Pagemill, has acted as exclusive financial advisor to Centillium in connection with the merger. At the July 9, 2008 meeting of Centillium’s board of directors, Pagemill delivered its oral opinion, subsequently confirmed in writing as of the same date, to Centillium’s board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Pagemill, the aggregate merger consideration of $15 million in cash and 25 million shares of TranSwitch common stock was fair, from a financial point of view, to the holders of the outstanding shares of Centillium common stock as described below.

The full text of Pagemill’s written opinion, dated July 9, 2008, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Pagemill, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. The Pagemill opinion is not a recommendation as to how any holder of shares of Centillium common stock should vote with respect to the merger or any other matter. Centillium stockholders are urged to read the Pagemill opinion in its entirety.

Interests of Centillium’s Executive Officers and Directors in the Merger (see page 78)

Some of the directors and officers of Centillium have interests in the merger that are different from, or in addition to, your interests. Certain outstanding Centillium stock options, including those held by Centillium executive officers and directors, will be converted into options to acquire TranSwitch common stock. Similarly, all restricted stock units, including those issued to executive officers under Centillium’s various plans, will be converted into restricted stock units with respect to shares of TranSwitch common stock.

Upon consummation of the merger, outstanding restricted stock issued to executive officers that is unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement will be exchanged for consideration that is unvested and subject to the same repurchase option, risk of forfeiture or other condition. All outstanding shares of restricted stock granted to non-employee members of the Centillium board of directors for their service as directors will be accelerated and become fully vested at the closing of the merger.

In addition to the foregoing, certain of Centillium’s officers may be offered positions with TranSwitch, including, without limitation, Faraj Aalaei, the co-founder and chief executive officer of Centillium, and Sam Srinivasan, a non-employee director of Centillium, who upon consummation of the merger will be designated to serve on the TranSwitch board of directors, although no employment agreements have been entered into and no terms, conditions or understandings have been finalized. Certain of Centillium’s officers and directors will also be entitled to payments and other benefits pursuant to change of control severance agreements entered into between those directors and officers and Centillium. Centillium officers and directors will also receive indemnification and liability insurance benefits from TranSwitch.

Material U.S. Federal Income Tax Consequences of the Mergers (see page 82)

The parties intend that the first merger and the second merger, taken together, will qualify as a “reorganization” pursuant to Section 368(a) of the Code. Completion of the mergers is conditioned upon the receipt by TranSwitch and Centillium of closing tax opinions from their respective tax counsels that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The closing tax opinions will be given in reliance on customary representations and assumptions as to factual matters. In the event that the representations or assumptions are incorrect and the ultimate facts do not support reorganization treatment, the closing tax opinions cannot be relied upon.

If the first and second merger, taken together, qualify as a “reorganization,” Centillium stockholders who do not perfect their appraisal rights generally will recognize gain (but not loss) equal to the lesser of the amount of cash received and the amount of gain realized in the first merger. The amount of gain realized in the first merger will equal the excess of the sum of the cash and the fair market value of the TranSwitch common stock received in the first merger over the tax basis of the shares of Centillium common stock surrendered in exchange therefor.

Centillium stockholders are urged to read the discussion in “The Merger—Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 82 of this proxy statement/prospectus and to consult their tax advisors as to the U.S. federal income tax consequences of the mergers, as well as the effects of state, local and foreign tax laws. Centillium stockholders also should consult their tax advisors with respect to other tax consequences of the mergers or any special circumstances that may affect the tax treatment to them of the cash and shares of TranSwitch common stock that they receive pursuant to the first merger.

Accounting Treatment (see page 85)

TranSwitch will account for the merger under the purchase method of accounting for business combinations.

Appraisal Rights (see page 86)

Under Delaware law, holders of Centillium common stock may have the right to receive an appraisal of the fair value of their shares of Centillium common stock in connection with the merger. To exercise appraisal rights, a Centillium stockholder must not vote for the proposal to adopt and approve the merger agreement and the transactions contemplated thereby, must deliver to Centillium a written appraisal demand before the stockholder vote on the merger agreement is taken at the special meeting, must not submit a letter of transmittal, and must strictly comply with all of the procedures required by Delaware law.

A copy of Section 262 of the Delaware General Corporation Law, referred to herein as the DGCL, is also included as Appendix D to this proxy statement/prospectus.

What Centillium Stockholders Will Receive in the Merger (see page 90)

Upon completion of the merger, each outstanding share of Centillium common stock, excluding any treasury shares and any shares held by TranSwitch, its subsidiaries, or any dissenting stockholder, will be converted into the right to receive a portion of $15 million in cash and 25 million shares of TranSwitch common stock. The exact amount that each holder would have the right to receive cannot be calculated until the closing of the merger as such calculation will be based on the number of shares of Centillium common stock outstanding at the time of the closing, including certain outstanding options. This is referred to as Centillium’s fully diluted capitalization. Based on Centillium’s fully diluted capitalization as of August 25, 2008, the record date, each outstanding share of common stock of Centillium, and certain outstanding options as further described below, would have the right to receive 0.5972 shares of TranSwitch common stock, which is referred to as the stock merger consideration, and $0.3583 in cash without interest, which is referred to as the cash merger consideration. The stock merger consideration, together with the cash merger consideration and any cash received in lieu of fractional shares, is referred to as the per share merger consideration. Centillium stockholders will receive cash in lieu of any fractional shares of TranSwitch common stock that would have otherwise been received in the merger. See “The Merger Agreement—Fractional Shares” beginning on page 92. Based on Centillium’s fully diluted capitalization on August 25, 2008 and TranSwitch’s average closing share price for the ten trading days ending on August 25, 2008, each recipient of merger consideration would receive approximately $0.79 of per share merger consideration value. In the case of eligible holders of Centillium options that are eligible to receive merger consideration, the per share merger consideration value will be reduced by the applicable option’s exercise price as well as any required tax withholding amounts.

Treatment of Centillium Stock Options. As a result of the merger, outstanding Centillium stock options that have an exercise price below the per share merger consideration value, including stock options held by executive officers and directors of Centillium, will be entitled to receive a proportionate share of the merger consideration. The amount of merger consideration that each such Centillium optionholder will be entitled to is determined by the option exchange ratio set forth in the merger agreement.

Outstanding Centillium stock options that are (i) unvested and exercisable at a price per share that is greater than the per share merger consideration value or (ii) vested and exercisable at a price per share that is greater than the per share merger consideration value but less than $5.00, will be converted into the right to receive options to purchase shares of TranSwitch common stock. Such options are referred to as rollover options. Each rollover option will be converted into the right to receive the number of shares subject to the rollover option multiplied by the option exchange ratio, rounded down to the nearest whole share. The new exercise price per share for each replacement TranSwitch stock option will equal the aggregate exercise price of the rollover stock option, divided by the number of shares of TranSwitch common stock subject to the replacement option, rounded up to the nearest whole cent.

The option exchange ratio is equal to the per share merger consideration value minus the per share exercise price for the Centillium option, divided by the per share merger consideration value. The per share merger consideration value will be calculated using the average of the closing prices for a share of TranSwitch common stock on the Nasdaq Capital Market for the ten trading days ending on the third trading day prior to the closing, referred to herein as the TranSwitch closing average. As a result, the exchange ratio for determining the option exchange ratio will not be fixed until three days before closing. Stockholders as of the record date who are also optionholders may not know the option exchange ratio before submitting their vote on the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Because the market price of TranSwitch common stock fluctuates, the value of the stock options to purchase TranSwitch common stock that Centillium optionholders will receive in the merger may be greater or less than the value received by Centillium stockholders.

All other outstanding Centillium options will not be assumed or substituted by TranSwitch, and will be canceled.

Treatment of Centillium Restricted Stock Units. As a result of the merger, all unvested Centillium restricted stock units will be converted into TranSwitch restricted stock units. Such unvested restricted stock units are referred to as rollover restricted stock units. Each rollover restricted stock unit will be converted into the number of TranSwitch restricted stock units (rounded down to the nearest whole number) equal to (i) the number of shares subject to the rollover restricted stock unit multiplied by the per share stock consideration, plus (ii) the number of shares subject to the rollover restricted stock unit multiplied by the product of the per share cash consideration divided by the TranSwitch closing average, the product of which we refer to as the cash consideration exchange multiple. As a result, the cash consideration exchange multiple for determining the restricted stock unit exchange ratio will not be fixed until three days before closing. Stockholders as of the record date who are also holders of restricted stock units may not know the exchange ratio before submitting their vote on the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Because the market price of TranSwitch common stock fluctuates, the per share value of the replacement restricted stock units issued by TranSwitch may be greater or less than the per share value received by Centillium stockholders.

Treatment of Centillium Restricted Stock held by Directors. Immediately prior to the effective time of the merger, 20,000 shares of restricted stock held by the non-employee directors of Centillium will vest and the related restrictions will expire.

Procedures for Exchanging Centillium Common Stock Certificates (see page 91)

Promptly after the effective time of the merger, Computershare, Inc., as the exchange agent for the merger, will establish an exchange fund to hold the merger consideration to be paid to Centillium stockholders in connection with the merger. The exchange agent will mail to each record holder of Centillium common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates or book-entry shares in exchange for the cash consideration and shares of TranSwitch common stock. Upon proper surrender of Centillium stock certificates or book-entry shares in accordance with the exchange agent’s instructions, the holder of such Centillium stock certificates or book-entry shares will be entitled to receive book-entry shares representing the number of whole shares of TranSwitch common stock issuable to such holder pursuant to the merger, the cash portion of the merger consideration issuable to such holder pursuant to the merger and cash in lieu of any fractional share of TranSwitch common stock issuable to such holder.

Fractional Shares (see page 92)

No fractional shares of TranSwitch common stock will be issued in connection with the merger. Instead, each holder of shares of Centillium common stock who would otherwise have been entitled to receive a fraction of a share of TranSwitch common stock will receive an amount of cash (without interest) determined by multiplying the fractional share interest by the average of the closing prices of TranSwitch common stock, as reported on the Nasdaq Capital Market, for the ten trading days ending on the third trading day immediately preceding the closing, rounded to the nearest whole cent.

Representations and Warranties (see page 93)

The merger agreement contains customary representations and warranties made by TranSwitch, Sonnet and Haiku on the one hand, and Centillium on the other, relating to their respective businesses, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger or termination of the merger agreement, as further described below. The representations and warranties of each of TranSwitch, Sonnet, Haiku and Centillium have been made solely for the benefit of the other party and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk between the parties, may have been modified by the disclosure schedules attached to the merger agreement, are subject to the materiality standard described in the merger agreement, which may differ from what may be viewed as material by you, will not survive consummation of the merger and therefore cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement, and were made only as of the date of the merger agreement or another date as is specified in the merger agreement.

Acquisition Proposals by Third Parties (see page 98)

The merger agreement contains provisions prohibiting Centillium from seeking a competing transaction, subject to certain exceptions described below. Under these “no solicitation” provisions, Centillium has agreed that neither it nor its subsidiaries shall, nor shall they authorize or knowingly permit any of their officers, directors, employees or representatives to, directly or indirectly:

•	Solicit, initiate or knowingly encourage the making of an acquisition proposal;

•

Furnish any non-public information relating to Centillium or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Centillium or any of its subsidiaries in connection with an acquisition proposal or knowingly take any other action to assist or facilitate any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to an acquisition proposal;

•	Participate or engage in discussions or negotiations with any person with respect to an acquisition proposal;

•	Subject to the board of directors’ right to change its recommendation, approve, endorse or recommend an acquisition proposal; or

•	Enter into any letter of intent, memorandum or understanding or other contract contemplating an acquisition transaction.

However, prior to the adoption and approval of the merger agreement and the transactions contemplated thereby at the special meeting, Centillium may engage or participate in discussions or negotiations with any person and/or furnish information relating to Centillium or its subsidiaries pursuant to a confidentiality agreement on terms that are no less restrictive in all material respects than the terms contained in Centillium’s confidentiality agreement with TranSwitch to any person that makes an unsolicited bona fide competing proposal that the Centillium board of directors in good faith, after consultation with its outside counsel and financial advisor, concludes is reasonably likely to lead to, or constitutes, a superior proposal. Centillium has agreed to provide TranSwitch with notice of any acquisition proposal it receives.

TranSwitch has agreed to be subject to similar “non-solicitation” provisions.

TranSwitch may terminate the merger agreement if the board of directors of Centillium has withdrawn or modified in a manner adverse to TranSwitch its approval and recommendation to adopt and approve the merger agreement and the transactions contemplated thereby. Likewise, Centillium may terminate the merger agreement if Centillium enters into a definitive agreement relating to a superior proposal. If either TranSwitch or Centillium terminates the merger agreement in connection with these provisions, or in the additional circumstances described in “The Merger Agreement—Termination of the Merger Agreement and Termination Fee” beginning on page 103, Centillium has agreed to promptly pay TranSwitch a fee of $1.23 million.

Conditions to Completion of the Merger (see page 100)

The respective obligations of TranSwitch and Centillium to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions:

•	the merger agreement must be adopted and approved by the holders of a majority of the outstanding shares of Centillium common stock;

•

no governmental entity shall have (i) enacted, issued, promulgated, entered or enforced any law, statute or regulation that is in effect and has the effect of making the merger illegal in any jurisdiction in which Centillium has material business or operations or prohibiting the merger or (ii) issued or granted any order that is in effect and that has the effect of making the merger illegal in any jurisdiction in which Centillium has material business or operations or prohibiting the merger;

•

the Securities and Exchange Commission, referred to herein as the SEC, shall have declared the registration statement of which this document is a part effective under the Securities Act and no stop order suspending the effectiveness of the registration statement or this proxy statement/prospectus shall have been issued and no proceedings for such purpose shall have been initiated by the SEC; and

•

the receipt by both parties of a tax opinion from their respective counsels to the effect that the first merger and the second merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The obligations of TranSwitch, Sonnet and Haiku to complete the merger are also subject to the following conditions:

•

the representations and warranties of Centillium set forth in the merger agreement must be true and correct, except where a failure to be true and correct would not have a material adverse effect on Centillium (except with respect to Centillium’s representations regarding capitalization and authorization, which must be true and correct in all material respects);

•	Centillium must have performed in all material respects all of its agreements and covenants required by the merger agreement;

•	Centillium’s delivery to TranSwitch of a certificate regarding representations and warranties and the performance of Centillium’s obligations;

•

there shall not have been written demands for appraisal delivered to Centillium before the special meeting of stockholders under Section 262(d) of the Delaware General Corporation Law with respect to more than 15% of the total outstanding shares of Centillium common stock (excluding shares of Centillium common stock held by Centillium stockholders who have failed to perfect or otherwise comply with Section 262(d) of the Delaware General Corporation Law, or who have withdrawn or otherwise lost such right to appraisal);

•	a formal voluntary self-disclosure shall have been filed no later than September 17, 2008, with the Bureau of Industry and Security Office of Export Enforcement;

•	all reasonably necessary filings shall have been made relating to compliance with French legislation on data protection; and

•	all third party consents as agreed to by the parties shall have been obtained.

The obligations of Centillium to complete the merger are also subject to the following conditions:

•

the representations and warranties of TranSwitch, Sonnet and Haiku set forth in the merger agreement must be true and correct, except where a failure to be true and correct would not have a material adverse effect on TranSwitch (except with respect to TranSwitch’s, Sonnet’s and Haiku’s representations regarding capitalization and authorization, which must be true and correct in all material respects);

•	TranSwitch, Sonnet and Haiku must have performed in all material respects all of their agreements and covenants required by the merger agreement;

•	TranSwitch’s, Sonnet’s and Haiku’s delivery to Centillium of a certificate regarding the performance of their obligations; and

•	the shares of TranSwitch common stock to be issued at the effective time of the merger shall have been authorized for listing on the Nasdaq Capital Market.

TranSwitch and Centillium cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

Termination of the Merger Agreement and Termination Fee (see page 103)

The merger agreement may be terminated at any time before the effective time of the merger in the following manner:

•	by mutual written consent;

•	by either TranSwitch or Centillium, if Centillium’s stockholder approval has not been obtained at the special meeting;

•	by either TranSwitch or Centillium, if the merger has not been consummated by December 31, 2008;

•	by either TranSwitch or Centillium, if any governmental entity shall have (i) enacted, issued, promulgated, entered or enforced any law, statute or regulation that is in effect and has the effect of making the merger illegal in any jurisdiction in which Centillium has material business or operations or which has the effect of prohibiting the merger or (ii) issued or granted any order that is in effect and has the effect of making the merger illegal in any jurisdiction in which Centillium has material business or operations or which has the effect of prohibiting the merger, and such order has become final and non-appealable;

•

by either TranSwitch or Centillium, if the other breaches its respective representations and warranties or fails to perform its respective obligations and such breach or failure results in a deemed failure of the applicable closing condition, and such breach is not cured within 30 days;

•

by TranSwitch, if Centillium’s board of directors makes a change of recommendation with respect to the merger agreement, if Centillium fails to include the Centillium board of directors recommendation in this proxy statement/prospectus, or if Centillium fails to timely make a statement regarding an acquisition proposal recommending that the Centillium stockholders reject such acquisition proposal; or

•	by Centillium, if it enters into a definitive agreement to effect a superior proposal.

If the merger agreement is terminated, under certain circumstances involving the acquisition or potential acquisition of Centillium or TranSwitch by another company, the party subject to the acquisition or potential acquisition would be required to pay a termination fee equal to $1.23 million to the other party.

Voting Agreements (see page 104)

In connection with the execution of the merger agreement, TranSwitch entered into voting agreements with the directors and chief financial officer of Centillium, whereby such stockholders agreed to vote their shares of Centillium common stock in favor of the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. As of August 25, 2008, these stockholders collectively owned approximately 4.0% of the Centillium common stock outstanding (12.5% including vested stock options). If the merger agreement terminates in accordance with its terms, these voting agreements will also terminate.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TRANSWITCH

The following selected financial data of TranSwitch as of and for each of the five fiscal years in the period ended December 31, 2007 has been derived from TranSwitch’s audited historical consolidated financial statements. The selected historical financial data for the six months ended June 30, 2008 and 2007 has been derived from unaudited consolidated financial statements for TranSwitch. The data below is only a summary and should be read in conjunction with TranSwitch’s consolidated financial statements and accompanying notes, as well as management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. For a complete list of the documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(unaudited)
	(in thousands, except share and per share data)
Selected Statements of Operations Data:
Net revenues	$16,411	$18,161	$32,565	$38,920	$32,900	$33,687	$23,820
Gross profit	9,927	11,466	20,171	28,174	23,984	23,347	15,903
Operating loss	(8,625)	(9,160)	(18,800)	(11,136)	(14,662)	(43,049)	(45,739)
Loss before extraordinary loss and cumulative effect of adoption of and change in accounting principle	(9,814)	(9,621)	(19,712)	(10,856)	(23,754)	(44,347)	(37,692)
Extraordinary loss upon consolidation of TeraOp (USA), Inc.	—	—	—	—	—	—	(83)
Cumulative effect on prior years adoption of and retroactive application of FIN 46R and new depreciation method	—	—	—	—	—	(277)	(805)

Net loss(1)(2)	$(9,814)	$(9,621)	$(19,712)	$(10,856)	$(23,754)	$(44,624)	$(38,580)

Basic and diluted loss per common share before extraordinary loss and cumulative effect of a change in accounting principle	$(0.07)	$(0.07)	$(0.15)	$(0.09)	$(0.23)	$(0.47)	$(0.42)
Basic and diluted net loss per common share	$(0.07)	$(0.07)	$(0.15)	$(0.09)	$(0.23)	$(0.47)	$(0.43)
Shares used in calculation of basic and diluted net loss per common share	133,235	132,016	132,529	124,801	104,779	94,638	90,406

	June 30,		December 31,
	2008	2007	2007	2006	2005	2004	2003
	(unaudited)
	(in thousands, except per share data)
Selected Balance Sheet Data:
Cash, cash equivalents and short-term investments	$26,565	$50,384	$34,098	$57,723	$72,702	$102,504	$152,051
Total current assets	39,098	61,623	45,527	68,236	80,822	112,475	161,485
Working capital	29,016	44,202	36,867	30,323	73,385	76,361	147,845
Long-term investments (marketable securities)	—	—	—	—	—	32,178	27,300
Total non-current assets	20,440	19,962	22,060	14,420	6,004	42,233	44,821
Total assets	59,538	81,585	67,587	82,656	86,826	154,708	206,306
Convertible Notes due within one year, net of discount	—	—	—	28,811	—	24,442	—
Derivative liability	205	595	—	980	—	—	—
Total current liabilities	10,082	17,421	8,660	37,913	7,437	36,114	13,640
4.50% Convertible Notes due 2005	—	—	—	—	—	—	24,442
5.45% Convertible Plus Cash Notes due 2007, net of debt discount	—	8,460	—	—	49,102	67,370	75,866
5.45% Convertible Notes due 2010	25,013	21,246	25,013	—	—	—	—
Long-term derivative liability	—	—	—	—	6,040	8,461	20,659
Total non-current liabilities	44,961	41,752	45,259	20,689	76,180	97,363	143,656
Total stockholders’ equity	4,495	22,412	13,668	24,054	3,209	21,231	49,010
Book value per share	$0.03	$0.17	$0.10	$0.19	$0.03	$0.21	$0.54

(1)	Effective January 1, 2003, TranSwitch changed the method of depreciating property and equipment to the straight-line method. Depreciation of property and equipment in prior years was computed using the half-year convention method. The effect of the change in depreciation method as of January 1, 2003 was applied retroactively to property and equipment acquisitions of prior years. The cumulative effect of the change with respect to the retroactive application of the straight-line method was an approximately $0.8 million charge (or $0.01 loss per basic and diluted common share) recorded in 2003.

(2)	Effective January 1, 2006, TranSwitch adopted SFAS No. 123R. As such, the reported net loss for 2007 and 2006 reflects stock-based compensation expense of $2.0 million and $2.4 million, respectively.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CENTILLIUM

The following selected financial data of Centillium as of and for each of the five fiscal years in the period ended December 31, 2007 has been derived from Centillium’s audited historical consolidated financial statements. The selected historical financial data for the six months ended June 30, 2008 and 2007 have been derived from unaudited consolidated financial statements for Centillium. The data below is only a summary and should be read in conjunction with Centillium’s consolidated financial statements and accompanying notes, as well as management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. For a complete list of the documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 114 of this proxy statement/prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2008(1)	2007(2)	2007(3)	2006	2005(4)	2004	2003
	(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$12,459	$20,556	$39,175	$64,563	$76,127	$71,151	$124,976
Gross profit	$7,117	$11,007	$31,693	$35,172	$40,972	$33,472	$53,823
Operating loss	$(755)	$(15,699)	$(19,382)	$(13,389)	$(12,810)	$(43,977)	$(14,298)
Net loss	$(438)	$(14,760)	$(17,601)	$(10,749)	$(11,285)	$(43,062)	$(13,359)
Basic and diluted net loss per share	$(0.01)	$(0.36)	$(0.43)	$(0.27)	$(0.29)	$(1.13)	$(0.37)
Shares used to compute basic and diluted net loss per share	41,693	41,189	41,369	40,574	39,312	38,210	36,433

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$34,955	$48,047	$36,805	$55,399	$61,340	$62,191	$89,626
Restricted cash	$1,800	$—	$—	$—	$—	$—	$—
Working capital	$23,313	$24,514	$24,813	$38,746	$44,539	$49,115	$88,284
Total assets	$44,527	$62,330	$48,626	$72,898	$78,347	$81,945	$125,624
Short-term bank borrowings	$—	$—	$1,500	$—	$—	$—	$—
Other long-term liabilities	$1,624	$1,581	$1,829	$1,228	$2,368	$864	$143
Total stockholders’ equity	$24,986	$26,546	$24,855	$40,798	$46,612	$55,332	$96,037

(1)	Results of operations for the six months ended June 30, 2008 include $8.1 million gain on sale of DSL related assets, $1.8 million benefit from reversal of accrued royalties, $2.0 million in gain on settlement and $2.9 million in restructuring charges.

(2)	Results of operations for the six months ended June 30, 2007 include $2.5 million in charges for loss on settlement and $0.3 million in restructuring charges for surplus space at Centillium’s Fremont, California location.

(3)	Results of operations for the year ended December 31, 2007 include $8.9 million benefit from reversal of accrued royalties, $2.5 million in charges for loss on settlement, $1.4 million impairment of assets and $0.8 million in restructuring charges for surplus space at Centillium’s Fremont, California location.

(4)	Results of operations for the year ended December 31, 2005 include $2.2 million in restructuring charges for surplus space at Centillium’s Fremont, California location.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table presents summary unaudited pro forma condensed combined financial data that reflects the proposed acquisition of Centillium by TranSwitch. This information is derived from and should be read in conjunction with unaudited pro forma condensed combined consolidated financial statements and related notes thereto included in this proxy statement/prospectus, see “Unaudited Pro Forma Condensed Combined Financial Data” on page 116, and the historical financial statements and notes thereto of Centillium and TranSwitch that are incorporated by reference in this proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet data assumes that the pending acquisition of Centillium occurred on June 30, 2008. The unaudited pro forma condensed combined statement of operations data assumes that the pending acquisition of Centillium occurred on January 1, 2007.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2008:	Pro Forma Combined
(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$23,921
Short-term investments in marketable securities	19,305
Accounts receivable, net	10,741
Inventories	5,609
Prepaid expenses and other current assets	3,741

Total current assets	63,317
Restricted cash	1,800
Property and equipment, net	4,756
Goodwill	16,450
Contracts and other intangible assets, net	11,872
Investments in non-publicly traded companies	2,911
Deferred financing costs, net	1,293
Other assets	1,630

Total assets	$104,029

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,812
Accrued expenses and other current liabilities	14,152
Accrued compensation and benefits	5,018
Accrued stock rotation and sales allowances	21
Accrued interest	341
Restructuring liabilities	1,207
Obligation under deferred revenue	243
Derivative liability	205

Total current liabilities	27,999
Restructuring liabilities	20,846
5.45% Convertible Notes due 2010	25,013
Other long-term liabilities	726

Total liabilities	$74,584

Commitments and Contingencies

Stockholders’ equity:
Common stock	158
Additional paid-in capital	380,520
Accumulated other comprehensive income	835
Common stock held in treasury, at cost	(118)
Accumulated deficit	(351,950)

Total stockholders’ equity	29,445

Total liabilities and stockholders’ equity	$104,029

	Additional Information
Unaudited Pro Forma Condensed Combined Statement of Operations	Pro Forma Combined	DSL Divesture	Adjusted Pro Forma Combined
	Year Ended December 31, 2007
	(in thousands, except per share data)
Net revenues:
Product revenues	$68,485	$(23,313)	$45,172
Service revenues	3,255	—	3,255

Total Net Revenues	71,740	(23,313)	48,427
Cost of revenues:
Cost of product revenues	27,523	(9,975)	17,548
Reversal of Accrued Royalties	(8,887)	—	(8,887)
Provisions for excess and obsolete inventories	1,086	—	1,086
Cost of service revenues	1,437	—	1,437

Total cost of revenues	21,159	(9,975)	11,184

Gross profit	50,581	(13,338)	37,243

Operating expenses:
Research and development	50,978	(3,239)	47,739
Selling, general and administrative	34,417	(309)	34,108
Loss on settlement	2,500	(2,500)	—
Impairment of assets	1,413	(1,413)	—
Restructuring charges, net	2,255	—	2,255

Total operating expenses	91,563	(7,461)	84,102

Operating loss	(40,982)	(5,877)	(46,859)

Other (expense) income:
Change in fair value of derivative liability	980	—	980
Loss on extinguishment of debt	(351)	—	(351)
Impairment of investments in non publicly traded companies	(109)	—	(109)
Other (expense) income	(417)	—	(417)

Interest:
Interest income	3,810	—	3,810
Interest expense	(3,168)	—	(3,168)

Interest expense, net	642	—	642

Total other expense (income), net	745	—	745

Loss before income taxes	(40,237)	(5,877)	(46,114)
Income taxes	831	—	831

Net loss	$(41,068)	$(5,877)	$(46,945)

Basic and diluted loss per common share:
Net loss	$(0.26)		$(0.30)
Basic and diluted average common shares outstanding	157,529		157,529

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION

The following table sets forth information derived from audited and unaudited results, including (i) audited historical basic and diluted earnings per share for the year ended December 31, 2007, unaudited historical basic and diluted earnings per share for the six months ended June 30, 2008, unaudited historical cash dividends per share and unaudited historical book value per share of TranSwitch common stock, (ii) unaudited historical basic and diluted earnings per share, unaudited historical cash dividends per share and unaudited historical book value per share of Centillium, (iii) unaudited pro forma combined basic and diluted earnings per share, unaudited pro forma combined cash dividends per share and unaudited pro forma combined book value per share of TranSwitch common stock after giving effect to the merger and (iv) unaudited pro forma combined equivalent basic and diluted earnings per share from continuing operations, unaudited pro forma combined equivalent cash dividends per share and unaudited pro forma combined equivalent book value per share of Centillium, based on an assumed exchange ratio of 0.5972 shares of TranSwitch common stock for each share of Centillium common stock, which ratio is derived from the fully diluted capitalization of Centillium as of August 25, 2008, or 41,860,052 shares, divided by 25 million shares of TranSwitch common stock to be issued in the merger. The information in the table should be read in conjunction with the audited and unaudited consolidated financial statements of TranSwitch and Centillium, and the notes thereto, which are incorporated by reference in this proxy statement/prospectus, and the unaudited pro forma combined financial information and notes thereto included elsewhere herein. The unaudited pro forma condensed combined financial information is not necessarily indicative of the earnings, dividends or book value per share that would have been achieved had the merger been consummated as of the beginning of the period presented and should not be construed as representative of such amounts for any future dates or periods.

	Six Months Ended June 30, 2008	Year Ended December 31, 2007
Historical—TranSwitch
Basic earnings per share	$(0.07)	$(0.15)
Diluted earnings per share	$(0.07)	$(0.15)
Cash dividends per share	$0.00	$0.00
Book value per share (at period end)	$0.03	$0.10

Historical—Centillium
Basic earnings per share	$(0.01)	$(0.43)
Diluted earnings per share	$(0.01)	$(0.43)
Cash dividends per share	$0.00	$0.00
Book value per share (at period end)	$0.60	$0.60

Unaudited Pro Forma Combined
Basic earnings per share	$(0.07)	$(0.26)
Diluted earnings per share	$(0.07)	$(0.26)
Cash dividends per share	$0.00	$0.00
Book value per share (at period end)	$0.19	$0.24

Unaudited Adjusted Pro Forma Combined
Basic earnings per share	$(0.12)	$(0.30)
Diluted earnings per share	$(0.12)	$(0.30)
Cash dividends per share	$0.00	$0.00
Book value per share (at period end)	$0.19	$0.24

Unaudited Adjusted Pro Forma Combined Equivalent—Centillium
Basic earnings per share	$(0.07)	$(0.18)
Diluted earnings per share	$(0.07)	$(0.18)
Cash dividends per share	$0.00	$0.00
Book value per share (at period end)	$0.11	$0.15

COMPARATIVE MARKET PRICE INFORMATION

Centillium’s common stock trades on the Nasdaq Capital Market under the symbol “CTLM.” As of the record date, August 25, 2008, Centillium had approximately 117 stockholders of record. TranSwitch’s common stock trades on the Nasdaq Capital Market under the symbol “TXCC.” The following table sets forth the closing sale prices of the common stock of TranSwitch and the common stock of Centillium on July 9, 2008, the last trading day before the public announcement of the execution and delivery of the merger agreement, and September 23, 2008, the most recent date for which prices were practicably available prior to the date of this proxy statement/prospectus:

	TranSwitch	Centillium
Closing Price on July 9, 2008	$1.11	$0.59
Closing Price on September 23, 2008	$0.59	$0.61

The above tables show only historical comparisons. These comparisons may not provide meaningful information to Centillium stockholders in determining whether to approve the principal terms of the merger agreement and to approve the merger. Centillium stockholders are urged to obtain current market quotations for TranSwitch and Centillium common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to adopt and approve the merger agreement and the transactions contemplated thereby. See “Where You Can Find More Information” on page 114.

RISK FACTORS

In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of the merger agreement and the transactions contemplated thereby. You should also read and consider the risks associated with each of the businesses of Transwitch and Centillium because these risks will also affect the combined company.

Risks Relating to the Proposed Merger

TranSwitch may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, TranSwitch’s ability to realize anticipated cost savings and to combine the businesses of TranSwitch and Centillium in a manner that does not materially disrupt Centillium’s existing customer relationships or otherwise result in decreased revenues, and that allows TranSwitch to capitalize on Centillium’s growth opportunities. If TranSwitch is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

TranSwitch and Centillium have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of TranSwitch’s or Centillium’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that could adversely affect TranSwitch’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. For instance, TranSwitch’s employee compensation policies may differ from Centillium’s employee compensation policies. To realize the benefits of the merger, TranSwitch must retain Centillium’s key employees.

The market price of the shares of TranSwitch common stock may be affected by factors different from those affecting the shares of Centillium common stock.

Upon completion of the merger, holders of Centillium common stock will become holders of TranSwitch common stock. Some of TranSwitch’s current businesses and markets differ from those of Centillium and, accordingly, the results of operations of TranSwitch after the merger may be affected by factors different from those currently affecting the results of operations of Centillium. For a discussion of each of the businesses of TranSwitch and Centillium and of factors to consider in connection with their businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” beginning on page 114.

The failure of TranSwitch to operate and manage the combined company effectively could have a material adverse effect on TranSwitch’s business, financial condition and operating results.

TranSwitch will need to meet significant challenges to realize the expected benefits and synergies of the merger. These challenges include:

•	integrating the management teams, strategies, cultures and operations of the two companies;

•	retaining and assimilating the key personnel of each company;

•	integrating sales and business development operations;

•	retaining existing customers of each company;

•	developing new products and services that utilize the technologies and resources of both companies; and

•	creating uniform standards, controls, procedures, policies and information systems.

The accomplishment of these post-merger objectives will involve considerable risk, including:

•	the potential disruption of each company’s ongoing business and distraction of their respective management teams;

•	the difficulty of incorporating acquired technology and rights into TranSwitch’s products and services;

•	unanticipated expenses related to technology integration; and

•	potential unknown liabilities associated with the merger.

If TranSwitch does not succeed in addressing these challenges or any other problems encountered in connection with the merger, its operating results and financial condition could be adversely affected.

The market price of TranSwitch’s common stock may decline as a result of the merger.

The market price of TranSwitch’s common stock may decline as a result of the merger for a number of reasons, including:

•	the integration of Centillium by TranSwitch may be unsuccessful;

•	TranSwitch may not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts; or

•	the effect of the merger on TranSwitch’s financial results may not be consistent with the expectations of financial or industry analysts.

These factors are, to some extent, beyond TranSwitch’s control. In addition, for Centillium stockholders who hold their shares in certificated form, there will be a time period between the effective time of the merger and the time when Centillium stockholders actually receive book-entry shares evidencing TranSwitch common stock. Until book-entry shares are received, Centillium stockholders will not be able to sell their shares of TranSwitch common stock in the open market and, thus, will not be able to avoid losses resulting from any decline in the market price of TranSwitch common stock during this period.

Centillium’s officers and directors may have conflicts of interest that may influence them to support or approve the merger.

Certain directors and officers of Centillium may have interests that are different from or in addition to those of Centillium’s stockholders generally. Certain officers may become employees and participate in employment arrangements that become effective upon consummation of the merger that provide them with interests in the merger that are different from, or in addition to, those of Centillium’s stockholders, although no agreements have been entered into and no terms, conditions or understandings have been finalized. In addition, all directors and officers of Centillium will receive indemnification and liability insurance benefits from TranSwitch as a result of the merger. These directors and officers could be more likely to recommend the adoption and approval of the merger agreement and the transactions contemplated thereby than if they did not have these interests. These interests include the following:

•	Faraj Aalaei, the chief executive officer of Centillium, and Sam Srinivasan, a non-employee director of Centillium, will become directors of TranSwitch following the merger;

•	Certain of Centillium’s executive officers and directors will be entitled to substantial cash payments and other benefits pursuant to change of control severance agreements;

•	TranSwitch has agreed to honor Centillium’s obligations as provided in Centillium’s organizational documents with respect to indemnification of each present and former Centillium officer and director against liabilities arising out of such person’s services as an officer or director of Centillium prior to consummation of the merger. In addition, all directors and officers of Centillium will receive liability insurance benefits from TranSwitch as a result of the merger; and

•	5,000 shares of restricted stock held by each of Centillium’s independent directors will become fully vested immediately prior to the merger.

The directors and chief financial officer of Centillium have also entered into voting agreements whereby they have agreed to vote their shares in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

Centillium stockholders should consider whether these interests might have influenced these directors and officers to support or recommend the adoption and approval of the merger agreement and the transactions contemplated thereby.

Failure to complete the merger could negatively affect Centillium’s stock price and its future business and operations.

If the merger is not completed for any reason, Centillium may be subject to a number of material risks, including the following:

•	the failure to realize the merger’s anticipated benefits, and the potential loss of other opportunities;

•	customers and other business partners may believe that Centillium cannot compete effectively without the merger;

•	Centillium may be required under certain circumstances to pay TranSwitch a termination fee equal to $1.23 million;

•	the price of Centillium’s common stock may decline; and

•	costs related to the merger, such as financial advisory, legal, accounting and printing fees, must be paid even if the merger is not completed.

Finally, if the merger agreement is terminated, Centillium may be unable to find another business willing to engage in a similar transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit Centillium’s ability to pursue its strategic goals.

Uncertainty regarding the merger may cause customers and suppliers to delay or defer decisions concerning TranSwitch and Centillium and adversely affect each company’s ability to attract and retain key employees.

The merger will happen only if stated conditions are met, including the adoption and approval of the merger agreement and the transactions contemplated thereby by Centillium’s stockholders, the absence of demands for appraisal with respect to more than 15% of Centillium’s outstanding shares, and the receipt of specified consents. Many of the conditions are outside the control of Centillium and TranSwitch, and both parties also have stated rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers and suppliers to delay or defer decisions concerning Centillium or TranSwitch, which could negatively affect their respective businesses. Customers and suppliers may also seek to change existing agreements with Centillium or TranSwitch as a result of the merger. Similarly, uncertainty regarding the completion of the merger may cause other business partners to delay or defer decisions concerning, or seek to change existing agreements with, Centillium, which could negatively affect its business. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Centillium and TranSwitch, regardless of whether the merger is ultimately completed. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the merger could have a material adverse effect on each company’s business, regardless of whether the merger is completed. Furthermore, under several third party contracts that are important to Centillium’s business, the third parties may have the right to terminate their agreements with Centillium as a result of the merger, unless their consent to the merger is obtained. If Centillium is unable to obtain requisite third party consents, operation of its business after the closing could be adversely affected.

Failure to retain key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Employees may experience uncertainty about their future role with Centillium until strategies with regard to these employees are announced or executed. If Centillium is unable to retain personnel who are critical to the successful integration and future operations of the companies, Centillium and TranSwitch could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

The merger may go forward in certain circumstances even if TranSwitch or Centillium suffers a material adverse effect.

In general, either party can refuse to complete the merger if an event occurs causing the other’s representations to be inaccurate, except where the inaccuracy would not have a material adverse effect on the party making the representation. However, for this purpose a material adverse effect excludes any change, event, circumstance or condition resulting from:

•	any failure by the party to meet any projections or forecasts or revenue or earnings predictions;

•	any change in the stock price or trading volume of Centillium common stock in the case of Centillium or TranSwitch common stock in the case of TranSwitch, in and of itself;

•

any change, effect or circumstance resulting from the announcement or pendency of the merger agreement or the consummation of the transactions contemplated by the merger agreement or the compliance with the terms of the merger agreement;

•	changes affecting any of the industries in which either TranSwitch or Centillium operates, to the extent they do not affect TranSwitch or Centillium, as applicable, disproportionately;

•

changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war, armed conflicts or otherwise) to the extent they do not affect TranSwitch or Centillium, as applicable, disproportionately;

•	any action taken at the written request of TranSwitch or Centillium, as applicable;

•	changes resulting from change in any domestic (federal, state of local) or foreign law, statute, ordinance, rule, regulation, order, judgment or decree; or

•	changes to general accounting requirements.

If adverse changes occur but TranSwitch and Centillium must still complete the merger, TranSwitch’s stock price may suffer. This in turn may reduce the value of the merger to Centillium stockholders.

The termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Centillium.

Until the completion of the merger, with limited exceptions, the merger agreement prohibits Centillium from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with a party other than TranSwitch. However, Centillium may engage in discussions with certain third parties making unsolicited offers to acquire the company in compliance with the provisions of the merger agreement. Centillium has agreed to pay TranSwitch a termination fee equal to $1.23 million in specified circumstances, including where Centillium’s board of directors withdraws its support of the merger with TranSwitch to support a business combination with a third party. These provisions could discourage other companies from trying to acquire Centillium even though those other companies might be willing to offer greater value to Centillium stockholders than TranSwitch has offered pursuant to the merger agreement.

The rights of holders of Centillium common stock will change as a result of the merger.

After the merger, the rights of those stockholders of Centillium who will become stockholders of TranSwitch will be governed by TranSwitch’s amended and restated certificate of incorporation and bylaws, which are different from Centillium’s amended and restated certificate of incorporation and bylaws. As a result of these differences, Centillium stockholders may have less control over corporate actions proposed to be taken by TranSwitch than they would have had over corporate actions proposed to be taken by Centillium. For more information, see “Comparison of Rights of Holders of TranSwitch Common Stock and Centillium Common Stock,” beginning on page 106.

Risks Relating to TranSwitch’s Business

If the merger is consummated, former Centillium stockholders will receive stock in the combined company and will therefore be subject to the following risks associated with TranSwitch’s business:

TranSwitch has incurred significant net losses.

TranSwitch’s net losses have been considerable for the past several years. Due to current economic conditions, TranSwitch expects that its revenues will continue to fluctuate in the future and there is no assurance that TranSwitch will attain positive net earnings in the future.

TranSwitch’s net revenues may continue to fluctuate.

Due to current economic conditions and slowdowns in purchases of VLSI semiconductor devices, it has become increasingly difficult for TranSwitch to predict the purchasing activities of its customers and TranSwitch expects that net revenues will continue to fluctuate in the future.

TranSwitch’s business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to TranSwitch customers. Because TranSwitch does not have substantial non-cancelable backlog, TranSwitch typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Future fluctuations to TranSwitch’s operating results may also be caused by a number of factors, many of which are beyond TranSwitch’s control.

In response to anticipated long lead times to obtain inventory and materials from its foundries, TranSwitch may order inventory and materials in advance of anticipated customer demand, which might result in excess inventory levels if the expected orders fail to materialize. As a result, TranSwitch cannot predict the timing and amount of shipments to its customers, and any significant downturn in customer demand for its products would reduce its quarterly and annual operating results.

TranSwitch continues to have substantial indebtedness.

As of September 15, 2008, TranSwitch has approximately $25 million in principal amount of indebtedness outstanding in the form of its 5.45% Convertible Notes due September 30, 2010, which are referred to as the 2010 Notes.

In addition to this indebtedness, TranSwitch may incur substantial additional indebtedness in the future. The level of its indebtedness, among other things, could:

•	make it difficult for TranSwitch to make payments on its 2010 Notes;

•	make it difficult for TranSwitch to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•	limit TranSwitch’s flexibility in planning for, or reacting to changes in, its business; and

•	make TranSwitch more vulnerable in the event of a downturn in its business.

There can be no assurance that TranSwitch will be able to meet its debt service obligations, including its obligations under the 2010 Notes. The terms of its 2010 Notes permit the holders thereof to voluntarily convert their notes at any time into a certain number of shares of TranSwitch common stock.

TranSwitch is using its available cash and cash equivalents each quarter to fund its operations, investments and financing activities.

TranSwitch anticipates that it will use approximately $4.6 million in cash and cash equivalents during the third quarter of 2008 to fund its operations, investments and interest payments on debt, including payments associated with the merger.

TranSwitch believes that it has adequate cash and cash equivalents to fund its operations, investments and to meet its debt obligations through at least December 31, 2008.

TranSwitch may not be able to pay its debt and other obligations.

If TranSwitch’s cash, cash equivalents and operating cash flows are inadequate to meet its obligations, TranSwitch could face substantial liquidity problems. If TranSwitch is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the 2010 Notes or its other obligations, TranSwitch would be in default under the respective terms of the Notes. This would permit the holders of the 2010 Notes and other TranSwitch obligations to accelerate the 2010 Notes’ respective maturities and could also cause defaults under any future indebtedness TranSwitch may incur. Any such default or cross default would have a material adverse effect on TranSwitch’s business, prospects, financial condition and operating results. In addition, TranSwitch cannot be sure that it would be able to repay amounts due in respect of the 2010 Notes if payment of those notes is to be accelerated following the occurrence of an event of default as defined in the 2010 Notes indenture.

TranSwitch may seek to reduce its indebtedness by issuing equity securities, thereby causing dilution of its stockholders’ ownership interests.

TranSwitch may from time to time seek to exchange its 2010 Notes for shares of its common stock or other securities. These exchanges may take different forms, including exchange offers or privately negotiated transactions. As a result of shares of its common stock or other securities being issued upon such conversion or pursuant to such exchanges, TranSwitch stockholders may experience substantial dilution of their ownership interest.

If TranSwitch seeks to secure additional financing, it may not be able to do so. If TranSwitch is able to secure additional financing, its stockholders may experience dilution of their ownership interest or TranSwitch may be subject to limitations on its operations.

If TranSwitch is unable to generate sufficient cash flows from operations to meet its anticipated needs for working capital and capital expenditures, TranSwitch may need to raise additional funds. However, events in the future may require it to seek additional capital and, if so required, that capital may not be available on terms favorable or acceptable to it, if at all. If TranSwitch raises additional funds through the issuance of equity securities, its stockholders may experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of common stock. If TranSwitch raises additional funds by issuing debt, TranSwitch may be limited in its success, as the terms of the 2010 Notes restrict its ability to issue debt that is senior to or pari passu with the 2010 Notes, without the consent of the holders of the 2010 Notes.

The terms of the 2010 Notes include voluntary conversion provisions upon which shares of TranSwitch common stock would be issued. As a result of these shares of TranSwitch common stock being issued, its stockholders may experience dilution of their ownership interest.

The TranSwitch board of directors may elect to exercise its discretion to effect a reverse stock split. There are risks and uncertainties inherent in a reverse stock split.

By resolution approved by TranSwitch stockholders at the annual meeting of stockholders held on May 22, 2008, the TranSwitch board of directors has the authority, in its sole discretion, to effect a reverse stock split of its common stock at any time prior to the date of its annual meeting of stockholders to be held in 2009 at a ratio between one for two and one for twenty as selected by the board of directors. In addition, notwithstanding approval of the reverse stock split by the stockholders, the board of directors may choose, in its sole discretion, not to effect a reverse stock split without further approval or action by or prior notice to the stockholders.

There can be no assurance that any increase in the market price for TranSwitch common stock resulting from a reverse stock split, if approved and implemented, would be sustainable since there are numerous factors and contingencies that would affect such price, including the market conditions for its common stock at the time, its reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the total market capitalization of its common stock after a reverse stock split may be lower than the total market capitalization before such reverse stock split and, in the future, the market price of its common stock may not exceed or remain higher than the market price prior to such reverse stock split. Further, there can be no assurance that after a reverse stock split, TranSwitch would continue to meet the minimum listing requirements of the Nasdaq Capital Market.

While a higher share price may help generate investor interest in TranSwitch’s common stock, there can be no assurance that a reverse stock split would result in a per share market price that attracts institutional investors or investment funds, or that such price would satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of TranSwitch common stock may not improve as a result of a reverse stock split. Furthermore, the liquidity of its common stock could be adversely affected by the reduced number of shares of TranSwitch common stock that would be outstanding after the reverse stock split.

TranSwitch’s stock price is volatile.

The market for securities for communication semiconductor companies, including TranSwitch, has been highly volatile. The market sale price of TranSwitch common stock has fluctuated between a low of $0.21 and a high of $74.69 during the period from June 19, 1995 to September 15, 2008. It is likely that the price of TranSwitch common stock will continue to fluctuate widely in the future. Factors affecting the trading price of TranSwitch common stock include:

•	Responses to quarter-to-quarter variations in operating results;

•	Announcements of technological innovations or new products by TranSwitch or its competitors;

•	Current market conditions in the telecommunications and data communications equipment markets; and

•	Changes in earnings estimates by analysts.

TranSwitch may have to further restructure its business.

TranSwitch may have to make further restructuring changes if its operating expense run–rate does not continue to decline in the face of current and anticipated business conditions.

TranSwitch anticipates that shipments of its products to relatively few customers will continue to account for a significant portion of its total net revenues.

Historically, a relatively small number of customers has accounted for a significant portion of TranSwitch’s total net revenues in any particular period. For the years ended December 31, 2007 and 2006, shipments to TranSwitch’s top five customers, including sales to distributors, accounted for approximately 46% and 45% of its total net revenues, respectively. TranSwitch expects that a limited number of customers may account for a substantial portion of its total net revenues for the foreseeable future.

Some of the following may reduce its total net revenues or adversely affect TranSwitch’s business:

•	Reduction, delay or cancellation of orders from one or more of its significant customers;

•	Development by one or more of its significant customers of other sources of supply for current or future products;

•	Loss of one or more of TranSwitch’s current customers or a disruption in its sales and distribution channels; and

•	Failure of one or more of TranSwitch’s significant customers to make timely payment of its invoices.

TranSwitch cannot be certain that its current customers will continue to place orders with TranSwitch, that orders by existing customers will return to the levels of previous periods or that TranSwitch will be able to obtain orders from new customers. TranSwitch has no long-term volume purchase commitments from any of its significant customers.

The cyclical nature of the communication semiconductor industry affects TranSwitch’s business.

In 2006, the industry was marked by a number of high profile mergers and acquisitions both by service providers as well as by equipment manufacturers. Communication service providers, Internet service providers, regional Bell operating companies and inter-exchange carriers continue to closely monitor their capital expenditures. Spending on voice-only equipment remains slow while spending on equipment providing the efficient transport of data services on existing infrastructure appears to be slowly recovering. Demand for new, high bandwidth applications such as video conferencing, broadband audio and telephone is placing an increased burden on existing public network infrastructure. TranSwitch cannot be certain that the market for its products will not decline in the future.

TranSwitch’s international business operations expose it to a variety of business risks.

Foreign markets are a significant part of TranSwitch’s net product revenues. For the years ended December 31, 2007 and December 31, 2006, foreign shipments accounted for approximately 75% of TranSwitch’s total net product and services revenues. TranSwitch expects foreign markets to continue to account for a significant percentage of its total net product revenues. A significant portion of its total net product revenues will, therefore, be subject to risks associated with foreign markets, including the following:

•	Unexpected changes in legal and regulatory requirements and policy changes affecting the telecommunications and data communications markets;

•	Changes in tariffs;

•	Exchange rates, currency controls and other barriers;

•	Political and economic instability;

•	Risk of terrorism;

•	Difficulties in accounts receivable collection;

•	Difficulties in managing distributors and representatives;

•	Difficulties in staffing and managing foreign operations;

•	Difficulties in protecting its intellectual property overseas;

•	Natural disasters;

•	Seasonality of customer buying patterns; and

•	Potentially adverse tax consequences.

Although substantially all of TranSwitch’s total net product revenues to date have been denominated in U.S. dollars, the value of the U.S. dollar in relation to foreign currencies may also reduce its total net revenues from foreign customers. With the acquisition of its Israeli operations and the expansion of its India Design Center, a substantial amount of TranSwitch’s costs are denominated in Israeli shekels and the Indian rupee. To the extent that TranSwitch further expands its international operations or changes its pricing practices to denominate prices in foreign currencies, TranSwitch will expose its margins to increased risks of currency fluctuations.

If foreign exchange rates fluctuate significantly, TranSwitch’s profitability may decline.

TranSwitch is exposed to foreign currency rate fluctuations because it incurs a significant portion of its operating expenses in currencies other than U.S. dollars (mainly Indian rupees, Israeli shekels and Euros). The U.S. dollar has devalued significantly and this trend may continue. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, TranSwitch enters into foreign currency forward contracts. The contracts reduce, but do not eliminate, the impact of foreign currency exchange rate movements. Also, this foreign currency risk management policy may not be effective in addressing long-term fluctuations.

TranSwitch’s ability to sublease excess office space may adversely affect its future cash outflows.

TranSwitch has outstanding operating lease commitments of approximately $33.8 million, payable over the next nine years. Some of these commitments are for space that is not being utilized and, for which, TranSwitch recorded restructuring charges in prior periods. TranSwitch is in the process of trying to sublease additional excess space but it is unlikely that any sublease income generated will offset the entire future commitment. As of June 30, 2008, TranSwitch has sublease agreements totaling approximately $2.6 million to rent portions of its excess facilities over the next two years. TranSwitch currently believes that it can fund these lease commitments in the future; however, there can be no assurances that it will not be required to seek additional capital or provide additional guarantees or collateral on these obligations.

Of the office space being leased in TranSwitch’s Shelton, Connecticut location, approximately 116,000 square feet is considered excess for which TranSwitch has taken restructuring charges in prior years. Substantially all of this space is currently being sublet, but not for the full term that it is committed to under its lease agreements. A large portion of TranSwitch’s sublet space is only under contract through June 2009. If it is unable to re-lease this space at similar rates, TranSwitch’s future cash outflows would be adversely affected.

TranSwitch’s net product revenues depend on the success of its customers’ products, and its design wins do not necessarily generate revenues in a timely fashion.

TranSwitch’s customers generally incorporate TranSwitch’s new products into their products or systems at the design stage. However, customer decisions to use TranSwitch products (design wins), which can often require significant expenditures by us without any assurance of success, often precede the generation of production revenues, if any, by a year or more. Some customer projects are canceled, and thus will not generate revenues for its products. In addition, even after TranSwitch achieves a design win, a customer may require further design changes. Implementing these design changes can require significant expenditures of time and expense by us in the development and pre-production process. Moreover, the value of any design win will largely depend upon the commercial success of the customer’s product and on the extent to which the design of the customer’s systems accommodates components manufactured by its competitors. TranSwitch cannot ensure that it will continue to achieve design wins in customer products that achieve market acceptance. Further, most revenue-generating design wins take several years to translate into meaningful revenues.

TranSwitch must successfully transition to new process technologies to remain competitive.

TranSwitch’s future success depends upon its ability to develop products that utilize new process technologies.

Semiconductor design and process methodologies are subject to rapid technological change and require large expenditures for research and development. TranSwitch currently manufactures its products using 0.8, 0.5, 0.35, 0.25, 0.18 and 0.13 micron complementary metal oxide semiconductor (CMOS) processes and a 1.0 micron bipolar CMOS (BiCMOS) process. TranSwitch continuously evaluates the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. Other companies in the industry have experienced difficulty in transitioning to new manufacturing processes and, consequently, have suffered increased costs, reduced yields or delays in product deliveries. TranSwitch believes that transitioning its products to smaller geometry process technologies will be important for it to remain competitive. TranSwitch cannot be certain that it can make such a transition successfully, if at all, without delay or inefficiencies.

TranSwitch’s success depends on the timely development of new products, and TranSwitch faces risks of product development delays.

TranSwitch’s success depends upon its ability to develop new VLSI devices and software for existing and new markets. The development of these new devices and software is highly complex, and from time to time TranSwitch has experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including the following:

•	Accurate new product definition;

•	Timely completion and introduction of new product designs;

•	Availability of foundry capacity;

•	Achievement of manufacturing yields; and

•	Market acceptance of its products and its customers’ products.

TranSwitch’s success also depends upon its ability to do the following:

•	Build products to applicable standards;

•	Develop products that meet customer requirements;

•	Adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully;

•	Introduce new products that achieve market acceptance; and

•	Develop reliable software to meet its customers’ application needs in a timely fashion.

In addition, TranSwitch cannot ensure that the systems manufactured by its customers will be introduced in a timely manner or that such systems will achieve market acceptance.

TranSwitch sells a range of products, each of which has a different gross profit. TranSwitch’s total gross profits will be adversely affected if most of its shipments are of products with low gross profits.

TranSwitch currently sells more than 50 products. Some of its products have a high gross profit while others do not. If TranSwitch’s customers decide to buy more of its products with low gross profits and fewer of its products with high gross profits, TranSwitch’s total gross profits could be adversely affected. TranSwitch plans its mix of products based on its internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

The price of TranSwitch’s products tends to decrease over the lives of its products.

Historically, average selling prices in the communication semiconductor industry have decreased over the life of a product, and, as a result, the average selling prices of TranSwitch’s products may decrease in the future. Decreases in the price of its products would adversely affect TranSwitch’s operating results. Its customers are increasingly focused on price, as semiconductor products become more prevalent in their equipment. TranSwitch may have to decrease its prices to remain competitive in some situations, which may negatively impact its gross margins.

TranSwitch’s success depends on the rate of growth of the global communications infrastructure.

TranSwitch derives virtually all of its total net revenues from products for telecommunications and data communications applications. These markets are characterized by the following:

•	Susceptibility to seasonality of customer buying patterns;

•	Subject to general business cycles;

•	Intense competition;

•	Rapid technological change; and

•	Short product life cycles.

TranSwitch anticipates that these markets will continue to experience significant volatility in the near future.

TranSwitch’s products must successfully include industry standards to remain competitive.

Products for telecommunications and data communications applications are based on industry standards, which are continually evolving. TranSwitch’s future success will depend, in part, upon its ability to successfully develop and introduce new products based on emerging industry standards, which could render its existing products unmarketable or obsolete. If the telecommunications or data communications markets evolve to new standards, TranSwitch cannot be certain that it will be able to design and manufacture new products successfully that address the needs of its customers and include the new standards or that such new products will meet with substantial market acceptance.

TranSwitch’s intellectual property indemnification practices may adversely impact its business.

TranSwitch has historically agreed to indemnify its customers for certain costs and damages of intellectual property rights in circumstances where one of its products is the factor creating the customer’s infringement exposure. This practice may subject TranSwitch to significant indemnification claims by its customers. In some instances, TranSwitch products are designed for use in devices manufactured by its customers that comply with international standards. These international standards are often covered by patent rights held by third parties, which may include TranSwitch competitors. The costs of obtaining licenses from holders of patent rights essential to such international standards could be high. The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement. TranSwitch is not aware of any claimed violations on its part. However, TranSwitch cannot guarantee that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on TranSwitch’s business, results of operations or financial condition.

TranSwitch continues to expense its new product process development costs when incurred.

In the past, TranSwitch has incurred significant new product and process development costs because its policy is to expense these costs, including tooling, fabrication and pre-production expenses, at the time that they are incurred. TranSwitch may continue to incur these types of expenses in the future. These additional expenses will have a material and adverse effect on its operating results in future periods.

TranSwitch faces intense competition in the communication semiconductor market.

The communication semiconductor industry is intensely competitive and is characterized by the following:

•	Rapid technological change;

•	Subject to general business cycles;

•	Price erosion;

•	Limited access to fabrication capacity;

•	Unforeseen manufacturing yield problems; and

•	Heightened international competition in many markets.

These factors are likely to result in pricing pressures on TranSwitch products, thus potentially affecting its operating results.

TranSwitch’s ability to compete successfully in the rapidly evolving area of high-performance integrated circuit technology depends on factors both within and outside its control, including:

•	Success in designing and subcontracting the manufacture of new products that implement new technologies;

•	Protection of its products by effective use of intellectual property laws;

•	Product quality;

•	Reliability;

•	Price;

•	Efficiency of production;

•	Failure to find alternative manufacturing sources to produce VLSI devices with acceptable manufacturing yields;

•	The pace at which customers incorporate its products into their products;

•	Success of competitors’ products; and

•	General economic conditions.

The telecommunications and data communications industries, which are TranSwitch’s primary target markets, have become intensely competitive because of deregulation, heightened international competition and significant decreases in demand since 2000. A number of TranSwitch’s customers have internal semiconductor design or manufacturing capability with which TranSwitch also competes in addition to its other competitors. Any failure by TranSwitch to compete successfully in these target markets, particularly in the communications markets, could have a material adverse effect on its business, financial condition and results of operations.

TranSwitch relies on outside fabrication facilities and its business could be hurt if its relationships with its foundry suppliers are damaged.

TranSwitch does not own or operate a VLSI circuit fabrication facility. Four foundries currently supply TranSwitch with all of its semiconductor device requirements. While TranSwitch has had good relations with these foundries, TranSwitch cannot be certain that it will be able to renew or maintain contracts with them or negotiate new contracts to replace those that expire. In addition, TranSwitch cannot be certain that renewed or new contracts will contain terms as favorable as its current terms. There are other significant risks associated with TranSwitch’s reliance on outside foundries, including the following:

•	The lack of assured semiconductor wafer supply and control over delivery schedules;

•	The unavailability of, or delays in obtaining access to, key process technologies; and

•	Limited control over quality assurance, manufacturing yields and production costs.

Reliance on third-party fabrication facilities limits TranSwitch’s ability to control the manufacturing process.

Manufacturing integrated circuits is a highly complex and technology-intensive process. Although TranSwitch tries to diversify its sources of semiconductor device supply and works closely with its foundries to minimize the likelihood of reduced manufacturing yields, its foundries occasionally experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Such reduced manufacturing yields have at times reduced its operating results. A manufacturing disruption at one or more of its outside foundries, including, without limitation, those that may result from natural disasters, accidents, acts of terrorism or political instability or other natural occurrences, could impact production for an extended period of time.

TranSwitch’s dependence on a small number of fabrication facilities exposes it to risks of interruptions in deliveries of semiconductor devices.

TranSwitch purchases semiconductor devices from outside foundries pursuant to purchase orders, and TranSwitch does not have a guaranteed level of production capacity at any of its foundries. TranSwitch provides the foundries with forecasts of its production requirements. However, the ability of each foundry to provide wafers to TranSwitch is limited by the foundry’s available capacity and the availability of raw materials. Therefore, TranSwitch’s foundry suppliers could choose to prioritize capacity and raw materials for other customers or reduce or eliminate deliveries to us on short notice. Accordingly, TranSwitch cannot be certain that its foundries will allocate sufficient capacity to satisfy its requirements.

TranSwitch has been, and expects in the future to be, particularly dependent upon a limited number of foundries for its VLSI device requirements. In particular, as of the date of this proxy statement/prospectus, a single foundry manufactures all of its BiCMOS devices. As a result, TranSwitch expects that it could experience substantial delays or interruptions in the shipment of its products due to any of the following:

•	Sudden demand for an increased amount of semiconductor devices or sudden reduction or elimination of any existing source or sources of semiconductor devices;

•	Time required to qualify alternative manufacturing sources for existing or new products could be substantial; and

•	Failure to find alternative manufacturing sources to produce VLSI devices with acceptable manufacturing yields.

TranSwitch is subject to risks arising from its use of subcontractors to assemble its products.

Contract assembly houses in Asia assemble all of TranSwitch’s semiconductor products. Raw material shortages, natural disasters, political and social instability, service disruptions, currency fluctuations, or other circumstances in the region could force TranSwitch to seek additional or alternative sources of supply or assembly. This could lead to supply constraints or product delivery delays.

TranSwitch’s failure to protect its proprietary rights, or the costs of protecting these rights, may harm TranSwitch’s ability to compete.

TranSwitch’s success depends in part on its ability to obtain patents and licenses and to preserve other intellectual property rights covering its products and development and testing tools. To that end, TranSwitch has obtained certain domestic and foreign patents and intends to continue to seek patents on its inventions when appropriate. The process of seeking patent protection can be time consuming and expensive. TranSwitch cannot ensure the following:

•	That patents will be issued from currently pending or future applications;

•	That its existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to it;

•	That foreign intellectual property laws will protect its foreign intellectual property rights; and

•	That others will not independently develop similar products, duplicate its products or design around any patents issued to TranSwitch.

Intellectual property rights are uncertain and adjudication of such rights involves complex legal and factual questions. TranSwitch may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for TranSwitch. TranSwitch occasionally receives correspondence from third parties alleging infringement of their intellectual property rights. If TranSwitch is found to infringe the proprietary rights of others, it could be forced to either seek a license to the intellectual property rights of others or alter its products so that they no longer infringe the proprietary rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing its products or processes to avoid infringing the rights of others may be costly or impractical.

TranSwitch is responsible for any patent litigation costs. If TranSwitch were to become involved in a dispute regarding intellectual property, whether relating to its intellectual property or that of another company, TranSwitch may have to participate in legal proceedings in the U.S. Patent and Trademark Office or in U.S. or foreign courts to determine any or all of the following issues: patent validity, patent infringement, patent ownership or inventorship. These types of proceedings may be costly and time consuming for TranSwitch, even if it eventually prevails. If TranSwitch does not prevail, it might be forced to pay significant damages, obtain a license, if available, or stop making a certain product. From time to time TranSwitch may prosecute patent litigation against others and as part of such litigation, other parties may allege that its patents are not infringed, are invalid and are unenforceable.

TranSwitch also relies on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect its intellectual property. Such parties may not comply with the terms of their agreements, and TranSwitch may not be able to adequately enforce its rights against these parties.

The loss of key management could affect TranSwitch’s ability to run its business.

TranSwitch’s success depends largely upon the continued service of its executive officers, including Dr. Santanu Das, Chief Executive Officer and President, and other key management and technical personnel and on its ability to continue to attract, retain and motivate other qualified personnel.

TranSwitch may engage in acquisitions that may harm its operating results, dilute its stockholders and cause TranSwitch to incur debt or assume contingent liabilities.

TranSwitch may pursue acquisitions from time to time that could provide new technologies, skills, products or service offerings. Future acquisitions may involve the following:

•	Use of significant amounts of cash and cash equivalents;

•	Potentially dilutive issuances of equity securities; and

•	Incurrence of debt or amortization expenses related to intangible assets with definite lives.

In addition, acquisitions involve numerous other risks, including:

•	Diversion of management’s attention from other business concerns;

•	Risks of entering markets in which TranSwitch has no or limited prior experience; and

•	Unanticipated expenses and operational disruptions while acquiring and integrating new acquisitions.

From time to time, TranSwitch has engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. With the exception of the merger discussed in this proxy statement/prospectus, TranSwitch currently has no commitments or agreements with respect to any such acquisition. If such an acquisition does occur, TranSwitch cannot be certain that its business, operating results and financial condition will not be materially adversely affected or that TranSwitch will realize the anticipated benefits of the acquisition.

TranSwitch’s business could be harmed if TranSwitch fails to integrate future acquisitions adequately.

During the past five years, TranSwitch has acquired three privately-held companies, one based in the U.S. and two in Israel. The integration of the operations of ASIC Design Services, Inc., acquired in August 2003, Mysticom, acquired in January 2006 and Data JCE, acquired in January 2007, have been completed.

TranSwitch’s management must devote time and resources to the integration of the operations of any future acquisitions. The process of integrating research and development initiatives, computer and accounting systems and other aspects of the operations of any future acquisitions presents a significant challenge to its management. This is compounded by the challenge of simultaneously managing a larger and more geographically dispersed entity.

Future acquisitions could present a number of additional difficulties of integration, including:

•	Difficulties in integrating personnel with disparate business backgrounds and cultures;

•	Difficulties in defining and executing a comprehensive product strategy; and

•	Difficulties in minimizing the loss of key employees of the acquired company.

If TranSwitch delays integrating or fails to integrate operations or experiences other unforeseen difficulties, the integration process may require a disproportionate amount of management’s attention and financial and other resources. TranSwitch’s failure to address these difficulties adequately could harm its business or financial results, and TranSwitch could fail to realize the anticipated benefits of the transaction.

TranSwitch has in the past, as a result of industry conditions, later discontinued or abandoned certain product lines acquired through prior acquisitions.

TranSwitch has made, and may continue to make, investments in development stage companies, which may not produce any returns in the future.

From time to time TranSwitch has made investments in early stage venture-backed, start-up companies that develop technologies complementary to TranSwitch’s product roadmap. In April 2003, TranSwitch made an initial investment in Opulan Technologies Corp. Opulan develops high performance and cost-effective IP convergence application specific standard products from its development facility in Shanghai, China. TranSwitch plans to continue to use its cash to make selected investments in these types of companies. Certain companies in which TranSwitch has invested in the past have failed, and TranSwitch has lost its entire investment in them. These investments involve all the risks normally associated with investments in development stage companies. As such, there can be no assurance that TranSwitch will receive a favorable return on these or any future investments that TranSwitch may make. Additionally, TranSwitch’s original and any future investments may continue to become impaired if these companies do not succeed in the execution of their business plans. Any further impairment or equity losses in these investments could negatively impact TranSwitch’s future operating results.

TranSwitch could be subject to class action litigation due to stock price volatility, which if it occurs, will distract TranSwitch’s management and could result in substantial costs or large judgments against TranSwitch.

In the past, securities and class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. TranSwitch may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert TranSwitch management’s attention and resources, which could cause serious harm to TranSwitch’s business, operating results and financial condition or dilution to its stockholders.

Provisions of TranSwitch’s certificate of incorporation, bylaws, stockholder rights plan and Delaware law may discourage takeover offers and may limit the price investors would be willing to pay for TranSwitch common stock.

Delaware corporate law contains, and TranSwitch’s certificate of incorporation and bylaws and shareholder rights plan contain, certain provisions that could have the effect of delaying, deferring or preventing a change in control of TranSwitch even if a change of control would be beneficial to TranSwitch stockholders. These provisions could limit the price that certain investors might be willing to pay in the future for shares of TranSwitch common stock. Certain of these provisions:

•

Authorize the issuance of “blank check” preferred stock (preferred stock which the TranSwitch board of directors can create and issue without prior stockholder approval) with rights senior to those of common stock;

•	Prohibit stockholder action by written consent;

•	Establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting; and

•	Dilute stockholders who acquire more than 15% of TranSwitch common stock.

Natural disasters or acts of terrorism which affect TranSwitch’s locations, or those of its suppliers, in the U.S. or internationally may negatively impact TranSwitch’s business.

TranSwitch operates its businesses in the U.S. and internationally, including the operation of a design center in India, and sales, design and engineering operations in Israel. Some of the countries in which TranSwitch operates or in which its customers are located have in the past been subject to terrorist acts and could continue to be subject to acts of terrorism. In addition, some of these areas may be subject to natural disasters, such as earthquakes or floods. If TranSwitch’s facilities, or those of its suppliers or customers, are affected by a natural disaster or terrorist act, its employees could be injured and those facilities damaged, which could lead to loss of skill sets and affect the development or fabrication of its products, which could lead to lower short and long-term revenues. In addition, natural disasters or terrorist acts in the areas in which TranSwitch operates or in which its customers or suppliers operate could lead to delays or loss of business opportunities, as well as changes in security and operations at those locations, which could increase TranSwitch’s operating costs.

Risks Relating to Centillium’s Business

Centillium has a history of losses and expects to continue to experience losses.

Centillium has not reported an operating profit for any year since its inception and experienced net losses of $17.6 million, $10.7 million and $11.3 million in 2007, 2006 and 2005, respectively. Additionally, stock-based compensation expense required to be recorded in Centillium’s financial statements by SFAS 123(R) since January 1, 2006 has had and will continue to have a material adverse impact on its operating results.

Centillium’s success will depend in large part upon the adoption and utilization of its optical and VoIP products and technology, as well as its ability to effectively maintain existing relationships and develop new relationships with customers and strategic partners. If Centillium does not succeed in doing so, it will not achieve profitability. If Centillium ever becomes profitable, it may not be able to maintain profitability. In particular, Centillium intends to expend significant financial and management resources on product development, sales and marketing, strategic relationships, technology and operating infrastructure. This includes Centillium’s focus on development of optical networking and VoIP products, given the sale of its DSL product lines in February 2008, but those development efforts have not resulted in significant revenues. Centillium’s operating expenses may increase further in the future, and Centillium cannot assure you that it will develop and sustain a cost structure that will lead to profitability under current and expected revenue levels. The disposition of Centillium’s DSL product lines will reduce its overall revenues and will result in restructuring charges and other costs in the short term. As a result, Centillium expects to incur additional losses and continued negative cash flow from operations for the foreseeable future.

Centillium’s strategic direction has changed through the recent sale of its DSL product lines, and its focus on optical and VoIP product lines may not be successful.

In February 2008, Centillium sold certain assets associated with its DSL product lines to Ikanos Communications, Inc. This sale significantly reduced the size of Centillium’s business and revenues, and its business model now focuses exclusively on optical and VoIP products, which have historically generated fewer revenues than Centillium’s legacy DSL products. In 2007, optical and VoIP net revenues represented 15% and 25%, respectively, of total net revenues. There can be no assurance that Centillium’s focus on these two product areas will produce acceptable results. If Centillium is not successful in expanding its optical and VoIP revenues and operating those product lines successfully, its stock price will suffer. Moreover, any other future changes to Centillium’s business may not prove successful in the short or long term due to a variety of factors, including competition, customer acceptance and demand for its products, and other factors described in this section, and may have a material negative impact on financial results.

In addition, Centillium has in the past and may in the future find it advisable to streamline operations and reduce expenses, including such measures as reductions in the workforce, discretionary spending, or capital expenditures, as well as other steps to reduce expenses. Centillium has streamlined operations and reduced certain expense areas as a result of the sale of its DSL product lines, including reductions in its workforce. Centillium may find it advisable to undertake further actions of this type in 2008, to further align its resources with its more focused business strategy. Any restructuring or streamlining places significant strains on management, Centillium’s employees and its operational and other resources, and could impair its sales and customer support efforts or alter its product development plans. Restructuring or streamlining may also cause Centillium to incur liability from early termination or assignment of contracts, potential failure to meet required support levels due to loss of relevant employees, and other adverse effects. Those effects, and any restructuring-related accounting charges that Centillium may record, could have a negative impact on financial results.

Because of Centillium’s lack of diversity in geographic sources of revenues, factors specific to Japan may adversely affect its business and operating results.

Historically, Centillium’s revenues were largely dependent on the growth of new ADSL subscribers in Japan, but that market declined significantly in recent periods, resulting in Centillium’s decision to sell its DSL product lines in early 2008. Revenues from Japan comprised 49%, 52% and 64% of Centillium’s net revenues for 2007, 2006 and 2005, respectively. Revenues from Japan in 2007 as compared to 2006, which were largely attributable to Centillium’s ADSL products, decreased by $16.0 million, or 55%.

Centillium expects that approximately half of its VoIP and optical revenues in 2008 will be generated by sales into the Japanese market. For the six months ended June 30, 2008, $6.9 million or 55% of Centillium’s revenues originated in Japan. Because a substantial portion of Centillium’s revenues has been derived from sales into Japan, its revenues have been heavily dependent on developments in the Japanese market. Centillium’s sales in Japan have been historically denominated in U.S. dollars and major fluctuations in currency exchange rates could materially affect its Japanese customers’ demand, thereby causing them to reduce their orders, which could adversely affect Centillium’s operating results. While part of Centillium’s strategy is to diversify the geographic sources of its revenues, failure to further penetrate markets outside of Japan could harm its business and results of operations and subject it to increased currency risk.

After the sale of Centillium’s DSL product lines in February 2008, Centillium is now entirely dependent on its VoIP and FTTP products, which previously accounted for less than half of its revenues.

Historically, the majority of Centillium’s revenues was derived from the sale of its ADSL products, which accounted for 60%, 77% and 79% of its net revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Due to Centillium’s sale of those product lines in early 2008, its future revenues will be entirely dependent on its VoIP and FTTP product lines, which were introduced more recently. Because of Centillium’s dependence on these products, Centillium will be disproportionately affected by any decline in demand for optical or FTTP equipment that arises due to changes in telecommunications service providers’ strategies or deployment budgets, increased competition from other access technologies, or other factors. Centillium also expects to face increasing pricing pressures in its target markets. If Centillium is unsuccessful in generating meaningful sales of its VoIP and FTTP products, it will not achieve or sustain profitability.

Centillium may need to raise additional capital which might not be available or which, if available, could be on terms adverse to its common stockholders.

Centillium does not expect to generate cash from operations for the foreseeable future. Its cash, cash equivalents, short-term investments and restricted cash balance was $36.8 million as of June 30, 2008. Centillium used approximately $10.5 million in cash for operations in the first half of 2008. If any of the assumptions on which Centillium has based its spending plans proves to be inaccurate, or if it encounters unexpected cash demands due to adverse results in litigation or for other reasons, Centillium may need to raise additional funds. Centillium cannot be certain that additional financing will be available in amounts or on terms acceptable to it, if at all. In 2007 Centillium established a $10.0 million credit facility, under which it had drawn down a $0.8 million letter of credit as of June 30, 2008, but there are significant conditions on its ability to borrow further amounts under that facility. Centillium may also require additional capital for the acquisition of businesses, products and technologies that are complementary to Centillium’s, and for operational needs such as product development due to the rapidly changing technologies and customer demands associated with its VoIP and optical product lines. If Centillium issues equity securities, the ownership percentage of its stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those existing holders of its common stock. Centillium’s existing credit facility restricts its ability to sell assets, merge, incur additional indebtedness, make investments, pay dividends and distributions, or take other actions without the consent of the bank. The facility also requires Centillium to comply with a “quick ratio” test and maintain specified levels of tangible net worth. The terms of any new debt or equity financing may also include restrictive covenants that impair Centillium’s business and financial flexibility. If Centillium is unable to obtain additional financing, Centillium may not be able to develop or enhance its products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, operating results and financial condition and could require Centillium to sell assets or otherwise restructure its business to remain viable.

If Centillium is unable to develop and introduce new products successfully and in a cost-effective and timely manner or to achieve market acceptance of its new products, its operating results would be adversely affected.

Centillium’s future success is dependent upon its ability to develop new semiconductor products for existing and new markets, introduce these products in a cost-effective and timely manner and have these products selected by leading equipment manufacturers for design into their own new products. This is particularly important due to Centillium’s sale of its DSL product lines in February 2008. The development of new silicon products is highly complex, and from time to time Centillium has experienced delays in completing the development and introduction of new products and lower than anticipated manufacturing yields in the early production of such products, as well as unanticipated failures of equipment manufacturers to select Centillium’s products. Centillium’s ability to develop and deliver new products successfully will depend on various factors, including its ability to:

•	timely and accurately predict market requirements and evolving industry standards;

•	successfully anticipate and develop new products;

•	timely and accurately identify opportunities in new markets;

•	timely complete and introduce new product designs;

•	scale its operations in response to changes in demand for its products and services;

•	license any desired third party technology or intellectual property rights;

•	timely qualify and obtain industry interoperability certification of its products and the products of its customers into which its products will be incorporated;

•	obtain sufficient foundry capacity and packaging materials;

•	achieve high manufacturing yields;

•	shift its products to smaller geometry process technologies to achieve lower cost and higher levels of design integration; and

•	gain market acceptance of its products and its customers’ products.

If Centillium is not able to develop and introduce new products successfully and in a cost-effective and timely manner, Centillium may need to explore purchasing new products, which could give rise to substantial costs and disruption of its existing operations and sales efforts. Moreover, if Centillium is unsuccessful in introducing or acquiring new products, Centillium may be unable to attract new customers or to retain its existing customers, which would materially and adversely affect its results of operations. For example, Centillium previously entered into an agreement with a third party that gives it exclusive rights to an EPON chip that the third party developed, which Centillium refers to as the ME250. A customer has agreed to purchase this EPON chip for its FTTP system through approximately the end of the third quarter of 2010. However, Centillium’s customer’s FTTP system incorporating this EPON chip must obtain the anticipated market share of the principal telecommunications service provider business for Centillium to significantly grow its FTTP revenues in 2008 and beyond. Centillium cannot predict whether this EPON chip, which it did not design, will contain unexpected performance problems or whether Centillium will encounter unexpected difficulties with the supply of this chip. There also can be no assurance that Centillium’s customer’s FTTP system with this EPON chip will be validated by the targeted service provider and that even if it is, that this service provider will purchase its customer’s FTTP systems with the ME250 in the anticipated quantities, if at all.

In the first quarter of 2007, Centillium also introduced its own next generation PON chip, which it refers to as the ME300. It is in the process of being validated by Centillium’s customer. If it is validated, it will be the platform that Centillium will market going forward with other customers. If Centillium is not successful with this PON chip, however, it could lead it to decide to scale down or exit its own optical product line. This could have a materially adverse effect on its results of operations for 2008 and future periods and would impair its growth prospects, particularly given the recent sale of its DSL product lines, which had previously accounted for a substantial portion of Centillium’s revenues despite continued declines in the Japanese DSL market. Even if Centillium is successful in convincing a customer to accept its new FTTP PON product, Centillium may be required to incur further product development and support expenses. There can be no assurance that its PON chip will be validated or will meet customer requirements now or in the future and that even if it does meet these requirements, that Centillium’s customers will purchase this product.

Because manufacturers of communications equipment may be reluctant to change their sources of components, if Centillium does not achieve design wins with such manufacturers, Centillium may be unable to secure sales from them in the future.

Once a manufacturer of communications equipment has designed a supplier’s semiconductor into its products, the manufacturer may be reluctant to change its sources of semiconductors due to the significant costs associated with qualifying a new supplier. Accordingly, Centillium’s failure to achieve design wins, or its competitors’ ability to achieve design wins, with equipment manufacturers, could create barriers to future sales opportunities with these manufacturers.

Centillium depends on a few customers, and if it loses any of them, its sales and operations will suffer.

Centillium sells its products primarily to a small number of network equipment manufacturers. Four manufacturers accounted for 79% and 77% of Centillium’s net revenues for the years ended December 31, 2007 and 2006, respectively. An additional manufacturer, OKI Electric Industry Co., Ltd. accounted for 24% of its net revenues for the six months ended June 30, 2008. For the six months ended June 30, 2008 and for the years ended December 31, 2007, 2006, and 2005, Lucent Technologies accounted for 27%, 15%, 12% and 13% of net revenues, and Sumitomo Electric Industries, Ltd. accounted for 24%, 26%, 26% and 35% of net revenue, respectively. For the years ended December 31, 2007, 2006, and 2005 NEC Corporation (NEC) accounted for 15%, 23% and 26% of net revenue, respectively. Ericsson accounted for 23% and 16% of net revenues in 2007 and 2006, respectively. No other customer accounted for 10% or more of Centillium’s net revenues during the six months ended June 30, 2008 and the years ended December 31, 2007, 2006 and 2005.

Centillium expects that its dependence on a few customers will be even more pronounced in 2008, because it sold its DSL product lines in February 2008, and Centillium’s remaining products are sold to an even more concentrated group of customers. Centillium does not have contractual volume commitments with these customers; instead, it sells products to them on an order-by-order basis. Centillium’s ability to maintain relationships with these large customers is essential to its operating results and financial condition. However, this dependence means that Centillium is especially susceptible to factors that affect their purchasing decisions that are, in many instances, outside of Centillium’s direct control. These factors include, among other things:

•	the fact that many of its customers have pre-existing or concurrent relationships with its competitors that may affect the customers’ decision to purchase its products;

•	the success of its largest OEM customers;

•	competition for end customers’ business from certain of its OEM customers, who develop their own semiconductor solutions;

•	its customers’ budgeting processes and strategies; and

•	the continued demand for its customers’ systems products.

As a result, Centillium may not be able to maintain or increase sales to certain of its large customers for various reasons. Centillium’s concentration of business and on-going relationships with its major customers may also deter other potential customers who compete with these existing customers from buying its products. Centillium expects to be dependent upon a relatively small number of large customers in future periods, although the specific customers may vary from period to period. Sales of Centillium’s VoIP and Optical products are currently highly concentrated with only a few customers, which may lead to greater variability in its sales of those products depending on the actions of even a single customer. If Centillium is not successful in maintaining relationships with key customers and winning new customers, its business and results of operations will suffer. Moreover, Centillium’s customers are in most cases larger than it is, and because Centillium’s revenues are concentrated among a relatively small number of customers, they tend to have greater bargaining power to demand lower prices and other terms and conditions that may materially adversely affect Centillium’s business, financial condition and results of operations. Among other things, Centillium’s customers are increasingly requiring it to agree to terms of sale that impose greater costs and risks on Centillium than in the past.

Centillium’s quarterly operating results are volatile, which may cause its stock price to decline.

Centillium’s operating results have fluctuated from quarter to quarter based on a number of factors, many of which are outside of its control. These factors include:

•	the size, timing and shipment of orders, especially large orders from its largest customers;

•	increasing operating expenses;

•	difficulty forecasting customers’ order levels, because they are susceptible to changes in customers’ strategies, budgets and success in selling their own systems;

•

excess inventory resulting from the need to make purchasing decisions in advance of customer purchase orders and from any deferred or canceled orders; ongoing pricing pressure; and limitations on its ability to further reduce fixed expenses to correspond to declines in revenues;

•	ongoing pricing pressure;

•	limitations on its ability to further reduce fixed expenses to correspond to declines in revenues;

•	legal, accounting and other costs relating to its pending merger with TranSwitch, which Centillium cannot predict with certainty; and

•	the impact of the sale of the DSL product lines on its business.

Centillium anticipates lower margins as products mature and as it experiences aggressive competition, which could adversely affect its profitability.

Centillium expects the average selling prices of its products to decline as they mature. Historically, competition in the semiconductor industry has driven down the average selling prices of products. If Centillium prices its products too high, its customers may use a competitor’s product or an in-house solution. To maintain profit margins, Centillium must reduce its costs sufficiently to offset declines in average selling prices, or successfully sell proportionately more new products with higher average selling prices. Yield or other production problems, or shortages of supply may preclude Centillium from lowering or maintaining current product costs.

Centillium has also experienced more aggressive price competition from competitors in certain market segments in which Centillium is attempting to expand its business. These circumstances may make some of its products less competitive and Centillium may be forced to decrease its prices significantly to win a design. Centillium may lose design opportunities or may experience overall declines in gross margins and gross profits as a result of increased price competition.

Centillium bases orders for inventory on its forecasts of its customers’ demand and if Centillium’s forecasts are inaccurate, its financial condition, results of operations and cash flows will suffer.

Centillium places orders with its suppliers based on forecasts of its customers’ demand. Centillium’s forecasts are based on multiple assumptions, each of which may introduce errors into its estimates. In the past, when the demand for Centillium’s customers’ products increased significantly, it was not always able to meet demand on a timely basis, and it expended a significant amount of time working with Centillium’s customers to allocate limited supply and maintain positive customer relations. If Centillium underestimates customer demand, it may forego revenue opportunities, lose market share and damage its customer relationships. Conversely, if Centillium overestimates customer demand, Centillium may allocate resources to manufacturing products that Centillium may not be able to sell when it expects to or at all. As a result, Centillium would have excess or obsolete inventory, resulting in a decline in the value of its inventory, which would increase its cost of revenues and create a drain on its liquidity. For example, Centillium recorded write-downs of $3.0 million of excess inventory in 2006 due to a substantial decrease in customer forecasted customer purchases. Centillium recorded write-downs of $643,000 for the year ended December 31, 2007. Centillium’s failure to accurately manage inventory against demand would adversely affect its financial results.

Centillium’s markets are highly competitive and many of its competitors are established and have greater resources than Centillium has.

The market for communication semiconductors is intensely competitive. There is a substantial risk that Centillium will not have the financial resources, technical expertise or marketing and support capabilities to compete successfully. In addition, a number of other semiconductor companies have entered or may enter the market segments adjacent to or addressed by Centillium’s products. These competitors may have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than Centillium has. Centillium also faces competition from customers’ or prospective customers’ own internal development efforts. Any of these competitors may be able to introduce new technologies, respond more quickly to changing customer requirements or devote greater resources to the development, promotion and sale of their products than Centillium can.

Third-party claims regarding intellectual property matters could cause Centillium to stop selling its products, pay monetary damages or obtain licenses on adverse terms.

There is a significant risk that third parties, including current and potential competitors, will claim that Centillium’s products, or Centillium’s customers’ products, infringe on their intellectual property rights. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark or other intellectual property rights to technologies that are important to Centillium’s business and have demanded or in the future may demand that it license their patents and technology. Any such litigation, whether or not determined in Centillium’s favor or settled by it, would be costly and divert the attention of Centillium’s management and technical personnel. For example, commencing in August 2004, Centillium and its Japanese subsidiary were subject to patent litigation brought in Japan by Fujitsu Limited. The complaint sought significant monetary damages, and although Centillium was successful in defending this lawsuit, it incurred substantial costs in defending it. In July 2008, a technology developer and licensor filed a lawsuit against Centillium in Massachusetts federal court alleging, among other things, that it had wrongfully transferred certain of their intellectual property and violated their trade secrets in connection with the February 2008 sale of Centillium’s DSL related assets. Inquiries with respect to the coverage of Centillium’s intellectual property could develop into litigation. In such litigation, a court could issue a preliminary injunction that would require Centillium to withdraw or recall certain products. Moreover, Centillium cannot assure you that it would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. In the event of an adverse ruling for an intellectual property infringement claim, Centillium could be required to obtain a license or pay substantial damages (including treble damages) or have the sale of its products stopped by a permanent injunction. Such a license may not be available on reasonable terms, or at all. Centillium may be unable to redesign its products to avoid infringing the third party’s intellectual property rights. Even if Centillium is able to do so, the redesign would likely require considerable time and expense, and the redesigned products could be less attractive to customers. In addition, if a current or prospective customer of Centillium’s products cannot acquire a required license on commercially reasonable terms, that customer may choose not to use its products.

Centillium indemnifies its customers under some circumstances for infringement of third-party intellectual property rights. Centillium has also received requests from certain customers to include increasingly broad indemnification provisions in its agreements with them. These indemnification provisions may, in some circumstances, result in liability for combinations of components or system level designs and consequential damages and/or lost profits and the associated costs to Centillium could be substantial. Even if indemnification claims against Centillium are not valid or successfully asserted, responding to them could entail significant costs, impair customer goodwill, and divert the attention of management and other key employees. Any third-party intellectual property claim against one of Centillium’s customers whom it may be obligated to indemnify could result in substantial costs to Centillium, as well as damaging its customer relationships.

Centillium operates in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in Centillium’s business in particular. Periods of industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect Centillium’s ability to ship product compared to its competitors and result in deteriorating market share. These factors have caused substantial fluctuations in Centillium’s revenues and results of operations. Centillium has experienced these cyclical fluctuations in its businesses in the past and Centillium may experience cyclical fluctuations in the future.

Recent changes to environmental laws and regulations applicable to manufacturers of electrical and electronic equipment are causing Centillium to redesign its products, and may result in increases to its costs and greater exposure to liability.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could impact Centillium’s product designs and manufacturing processes. The impact of such regulations on Centillium’s product designs and manufacturing processes could affect the timing of compliant product introductions as well as their commercial success. For example, a recent directive in the European Union has banned the use of lead and other heavy metals in electrical and electronic equipment since July 1, 2006. As a result, Centillium’s customers selling products in Europe have been demanding product from component manufacturers that do not contain these banned substances. Centillium has redesigned its products to meet customer demands, but these redesigns may result in increased manufacturing and quality control costs. In addition, the products that Centillium manufactures that comply with the new regulatory standards may not perform as well as its current products. Moreover, if Centillium is unable to successfully and timely introduce new products that meet the standards set by environmental regulation and its customers, sales of its products could decline, which could materially adversely affect its business, financial condition and results of operations.

Centillium depends on sole or limited source suppliers for the manufacture of its products.

As a fabless semiconductor company that neither owns nor operates a fabrication or manufacturing facility, Centillium is heavily dependent on certain suppliers. Centillium obtains certain parts, components and packaging used in the delivery of its products from sole or limited sources of supply. For example, Centillium obtains certain semiconductor wafers on a sole source basis from Taiwan Semiconductor Manufacturing Company and IBM. Centillium will also be entirely dependent on a single third party for the supply of the ME250 EPON chip for its optical business targeting the principal telecommunications service provider in Japan. Developing and maintaining these strategic relationships with Centillium’s vendors is critical for it to be successful. Any of Centillium’s sole or limited source suppliers may:

•	experience delays in meeting its customer demand on a timely basis, or at all;

•	enter into exclusive arrangements with its competitors or compete with Centillium through their own development efforts;

•	stop selling their products or components to Centillium at commercially reasonable prices;

•	refuse to sell their products or components to Centillium at any price; or

•	be subject to production disruptions caused by factors such as power outages, labor problems, earthquakes and financial difficulties.

Centillium’s business is susceptible to disruption, and its results of operations can be adversely affected by any disruption in supply or other adverse developments in its relationships with vendors. In periods of high demand in the semiconductor market, Centillium’s suppliers may have insufficient capacity to enable Centillium to meet its customers’ delivery requirements on a timely basis. In addition, Centillium could experience similar delays due to technical and quality control problems at its suppliers’ facilities. If any of these events occur, or if Centillium’s suppliers’ facilities suffer any damage or disruption, Centillium may not be able to meet its customer demand on a timely basis, or at all, and may need to quickly and successfully qualify an alternative supplier in order to not disrupt its business. Centillium typically require a significant period of time to qualify a new supplier or process before Centillium can begin shipping products. If Centillium cannot accomplish this qualification in a timely manner, it would experience a significant interruption in supply of the affected products. If Centillium is unable to secure sufficient capacity at its suppliers’ existing facilities, or in the event of a closure or significant delay at any of these facilities, its relationships with its customers would be harmed and its market share and operating results would suffer as a result.

If the demand for VoIP and FTTP broadband access services does not increase, Centillium may not be able to generate substantial sales.

Sales of Centillium’s products depend on the increased use and widespread adoption of broadband access services, especially VoIP and FTTP, and the ability of telecommunications service providers to market and sell broadband access services. Centillium’s business would be harmed, and its financial condition and results of operations would be adversely affected, if the use of broadband access services, and in particular the VoIP and FTTP services on which its future growth prospects are entirely dependent, does not increase as anticipated. Certain critical factors will likely continue to affect the development of the broadband access service market. These factors include:

•	inconsistent quality and reliability of service;

•	lack of availability of cost-effective, high-speed service;

•	lack of interoperability among multiple vendors’ network equipment;

•	congestion in service providers’ networks;

•	inadequate security; and

•	slow deployment of new broadband services.

In addition, Centillium’s FTTP PON products, including the ME250 chip which it recently licensed on an exclusive basis from a third party, are based on a variant of passive optical networking technology that is currently utilized by only a few service providers in Japan and Asia. Accordingly, even if service providers deploy FTTP more widely in the future, demand for Centillium’s products may not increase to a commensurate extent or at all.

Rapid changes in the market for broadband access chip sets may render Centillium’s chip sets obsolete or unmarketable.

The market for Centillium’s products is characterized by:

•	intense competition;

•	rapid technological change;

•	frequent new product introductions by its competitors;

•	changes in customer demands; and

•	evolving industry standards.

Any of these factors could make Centillium’s products obsolete or unmarketable. In addition, the life cycles of some of Centillium’s products may depend upon the life cycles of the end products into which its products will be designed. Products with short life cycles require Centillium to closely manage production and inventory levels. Unanticipated changes in the estimated total demand for its products and/or the estimated life cycles of the end products into which its products are designed may result in obsolete or excess inventories, which in turn may adversely affect Centillium’s operating results. To compete, Centillium must innovate and introduce new products. If Centillium fails to successfully introduce new products on a timely and cost-effective basis that meet customer requirements and are compatible with evolving industry standards, then Centillium’s business, financial condition and results of operations will be seriously harmed.

Because the sales cycle for Centillium’s products typically lasts up to one year or longer, and may be subject to delays, it is difficult to forecast sales for any given period.

The sales cycle of Centillium’s products is lengthy and typically involves a detailed initial technical evaluation of its products by its prospective customers, followed by the design, construction and testing of prototypes incorporating its products. Centillium’s customers’ evaluation can include lengthy product approval processes. In the past, Centillium has experienced delays and difficulties in obtaining product approvals from some customers. Only after evaluation, approval and prototyping are complete will it receive a purchase order from a customer for volume shipments. This process generally takes from 9 to 12 months, and may last longer. Additionally, this cycle may be as long as 18 to 24 months for certain VoIP products. Given this lengthy sales cycle, it is difficult to accurately predict when sales to a particular customer will occur. In addition, Centillium may experience unexpected delays in orders from customers, which may prevent it from realizing forecasted sales for a particular period and in turn adversely impact its stock price. Centillium’s products are typically sold to equipment manufacturers, who incorporate its products in the products that they in turn sell to consumers or to network service providers. As a result, any delay by Centillium’s customers, or by its customers’ customers, in the manufacture or distribution of their products will result in a delay in obtaining orders for its products, which could cause its business and results to suffer.

Other broadband technologies may compete effectively with the broadband services addressed by Centillium’s products, and a slowdown in deployment of FTTP or VoIP services, the lack of significant growth in the markets that Centillium is targeting and its lack of success in penetrating such markets would adversely affect its business and operating results.

Centillium’s revenues are heavily dependent on the demand for FTTP and VoIP services. Those services are competing with several different broadband data transmission technologies, including cable modems, satellite and other wireless technologies. Competition from other broadband access technologies, such as broadband over power lines, is expected in the future. While Centillium recently decided to focus exclusively on FTTP and VoIP, it has experienced difficulties in penetrating those markets. If any technology that is competing with the technologies that Centillium offers is more reliable, faster and/or less expensive or has any other advantages over the technologies for which Centillium has products, then the demand for its products may decrease. The lack of significant growth in those markets Centillium is targeting in general and the lack of success of its products in particular would also adversely affect its business, financial condition and results of operations.

Because Centillium’s products are components of other equipment, if broadband equipment manufacturers do not incorporate Centillium’s products in their equipment, or if the equipment incorporating its products is not successful, Centillium may not be able to generate sales of its products in volume quantities.

Centillium’s products are not sold directly to the end-user; they are components of other products. As a result, Centillium relies upon equipment manufacturers to design its products into their equipment. Centillium further relies on the successful manufacturing and deployment of the equipment, which it cannot control. Centillium’s customers are typically not obligated to purchase its products and can choose at any time to stop using its products if their own products are not commercially successful or for any other reason. If equipment that incorporates Centillium’s products is not accepted in the marketplace, its revenues will be materially impaired.

Centillium is subject to order and shipment uncertainties, and any significant order cancellations or deferrals could adversely affect its business.

Centillium typically sells products pursuant to purchase orders that customers cannot generally cancel or defer on short notice. Increasingly, customers have been requesting to cancel or postpone orders on short notice and at times, Centillium has accommodated such requests. Any significant cancellations or deferrals in the future could materially and adversely affect its business, results of operations and financial condition. In addition, cancellations or deferrals of product orders, the return of previously sold products or the overproduction of products due to the failure of anticipated orders to materialize could cause Centillium to hold excess or obsolete inventory, which could reduce its profit margins, increase product obsolescence and restrict its ability to fund its operations. Furthermore, Centillium generally recognizes revenues upon shipment of products to a customer. If a customer refuses to accept shipped products, Centillium could incur significant charges against its revenues.

Centillium derives a substantial amount of its revenues from international sources, and difficulties associated with international operations could harm its business.

A substantial portion of Centillium’s revenues has been derived from customers located outside of the U.S. Customers located in Asia accounted for 60%, 56%, 70% and 74% of its net revenues for the six months ended June 30, 2008 and the years ended December 31, 2007, 2006 and 2005, respectively. Customers located in Europe accounted for 4%, 28%, 17% and 7% of its net revenues for the six months ended June 30, 2008 and the years ended December 31, 2007, 2006 and 2005, respectively. Centillium may be unable to successfully overcome the difficulties associated with international operations. These difficulties include:

•	exposure to different legal standards, particularly with respect to intellectual property;

•	natural disasters and public health emergencies;

•	nationalization of business and blocking of cash flows;

•	trade and travel restrictions;

•	the imposition of governmental controls and restrictions;

•	burdens of complying with a variety of foreign laws, such as environmental directive and regulations governing the content of semiconductor products;

•	import and export license requirements and restrictions of the U.S. and each other country in which it operates, as discussed more fully below;

•	unexpected changes in regulatory requirements;

•	foreign technical standards;

•	changes in taxation and tariffs;

•	difficulties in staffing and managing international operations;

•	foreign currency exchange rates;

•	political, social and economic instability;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition; and

•	potentially adverse tax consequences.

Any of the factors described above may have a material adverse effect on Centillium’s ability to increase or maintain its foreign sales.

Centillium recently voluntarily notified the U.S. Department of Commerce that it had failed to make certain export control reports and to obtain export licenses in respect of sales of VoIP and optical products in Europe and

Asia. If Centillium is subject to any regulatory investigation or other proceeding resulting from this or any future export control issue, it could be required to expend substantial resources. An adverse result in any regulatory proceeding relating to exports of Centillium’s products could subject it to substantial fines or restrictions on selling its products into certain countries until appropriate licenses are obtained. Any of these developments could have a material adverse effect on Centillium’s business, results of operations and financial condition.

Because sales of Centillium’s products are denominated exclusively in U.S. dollars, increases in the value of the U.S. dollar relative to a particular foreign currency could make its products more expensive to customers in that country, leading to a reduction in sales and profitability.

Centillium is exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

Management continues to spend time and internal and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. In particular, Centillium’s management, including its CEO and CFO, does not expect that its internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, involving Centillium have been, or will be, detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and Centillium cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Although Centillium’s management determined, and its independent registered public accounting firm attested, that its internal control over financial reporting was effective as of December 31, 2007, Centillium cannot assure you that it or its independent registered public accounting firm will not identify a material weakness in Centillium’s internal control in the future. A material weakness in its internal control over financial reporting would require management and its independent registered public accounting firm to assess its internal control as ineffective. If Centillium’s internal control over financial reporting is not considered effective, Centillium may experience a loss of public confidence, which could have an adverse effect on its business and its stock listing and price.

Additional slowdowns in spending in the telecommunications industry have affected and may continue to negatively affect Centillium’s business and operating results.

The worldwide telecommunications industry, including the broadband communications segment, has experienced pronounced economic downturns that result in delays in the build-out of new infrastructure, lower equipment production volumes, and reductions in component inventory levels. Any such downturn could result in lower than expected demand for Centillium’s products, excess inventories and intensified pricing pressures, which could have a material adverse effect on its revenues and results of operations generally, and could cause the market price of its common stock to decline. Specifically, during the most recent downturn in the telecommunications industry, Centillium experienced:

•	reduced demand for its products;

•	increased price competition for its products;

•	increased risk of excess and obsolete inventories; and

•	higher research and development and general and administrative costs, as a percentage of revenues.

Recent geopolitical and social turmoil in many parts of the world, including actual incidents and potential future acts of terrorism and war, may continue to put pressure on global economic conditions. These geopolitical and social conditions, together with the resulting economic uncertainties, make it extremely difficult for Centillium, its customers and its vendors to accurately forecast and plan future business activities. This reduced predictability challenges Centillium’s ability to operate profitably or to increase revenues. In particular, it is difficult to develop and implement strategies to create sustainable business models and efficient operations, and to effectively manage outsourced relationships for services such as contract manufacturing and information technology. If the current uncertain economic conditions continue or deteriorate, there could be an additional material adverse impact on Centillium’s financial position, revenues, results of operations, and cash flows.

Centillium has incurred, and expects to continue to incur, increased costs as a result of being a public company.

Laws and regulations affecting U.S. public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and rules enacted by the SEC and the Nasdaq Stock Market, have resulted in substantially increased costs to Centillium. In particular, the costs to comply with Section 404 of Sarbanes-Oxley, as presently in effect, have and could continue to have an adverse effect on Centillium’s results of operations. The impact of these events could also make it more difficult for Centillium to attract and retain qualified persons to serve on its board of directors, on committees of its board of directors, or as executive officers.

Centillium may be unable to attract, retain and motivate qualified personnel, which could seriously harm its business.

Centillium’s future success depends on its ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of its technological and product innovations, its key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. Centillium does not have employment agreements with these executives, or any other key employees, that govern the length of their service. Additionally, in February 2008 Centillium completed the first phase of its restructuring plan. Centillium has had, and may continue to have, particular difficulty attracting and retaining key personnel during periods of poor operating performance and this period following its restructuring. Among other things, 99% of Centillium’s stock options had exercise prices above the closing price of its common stock on April 29, 2008. The loss of the services of certain key senior management or technical personnel, or its inability to attract, retain and motivate qualified personnel, could materially and adversely affect its business, financial condition and results of operations.

Future consolidation in the telecommunications and telecommunications equipment industry may increase competition that could harm Centillium’s business.

The markets in which Centillium competes are characterized by increasing consolidation both within the telecommunications equipment sector and by companies combining or acquiring data communications assets and assets for delivering voice-related services. Centillium cannot predict how industry consolidation will affect its competitors or customers. Centillium may not be able to compete successfully in an increasingly consolidated industry. Increased competition and consolidation in Centillium’s industry may require that it reduce the prices of its products or result in a loss of market share, which could materially adversely affect its business, financial condition and results of operations. Additionally, because Centillium is now, and may in the future be, dependent on certain strategic relationships with third parties in its industry, any additional consolidation involving these parties could reduce the demand for its products and otherwise harm its business prospects.

If Centillium delivers products with defects, its credibility will be harmed, and the sales and market acceptance of its products will decrease.

Centillium’s products are complex and have contained errors, defects and bugs when introduced and revised. In the future Centillium may experience further errors, defects and bugs. In the past, Centillium has experienced, and may in the future experience, defects and bugs in its products. If Centillium delivers products with errors, defects or bugs or products that have reliability, quality or compatibility problems, its credibility and the market acceptance and sales of its products could be harmed, which could adversely affect its ability to retain existing customers or attract new customers. Further, if its products contain errors, defects and bugs, then Centillium may be required to expend significant capital and sources to alleviate such problems and may have its sales to customers interrupted or delayed. If any of these problems are not found until Centillium has commenced commercial production, Centillium may be required to incur additional development costs and product repair or replacement costs. Defects could also lead to potential liability as a result of product liability lawsuits against it or against its customers. Centillium has agreed to indemnify some of its customers in some circumstances against liability from defects in its products. A successful product liability claim could seriously harm its business, financial condition and results of operations, and may divert its technical and other resources from other development efforts.

Centillium may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration and that may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

In order to remain competitive, Centillium expects to continue to transition its products to increasingly smaller line width geometries. This transition will require Centillium to modify the manufacturing processes for its products and redesign some products. Centillium periodically evaluates the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce its costs, and Centillium has designed some of its products to be manufactured in .35 micron, .25 micron, .18 micron and .13 micron geometry processes. In the past, Centillium has experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. Centillium may face similar difficulties, delays and expenses as Centillium continues to transition its products to smaller geometry processes. Centillium is dependent on its relationships with its foundries to transition to smaller geometry processes successfully. Centillium cannot assure you that its foundries will be able to effectively manage the transition or that Centillium will be able to maintain its foundry relationships. If its foundries or Centillium experience significant delays in this transition or fail to efficiently implement this transition, its business, financial condition and results of operations could be materially and adversely affected. As smaller geometry processes become more prevalent, Centillium expects to continue to integrate greater levels of functionality, as well as customer and third party intellectual property, into its products. However, Centillium may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, or at all.

Centillium’s future success will depend in part on its ability to protect its proprietary rights and the technologies used in its principal products, and if Centillium does not enforce and protect its intellectual property, its business will be harmed.

Centillium relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and other contractual provisions to protect its proprietary rights. However, these measures afford only limited protection. Centillium’s failure to adequately protect its proprietary rights may adversely affect it. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or to obtain and use trade secrets or other information that it regards as proprietary.

The laws of some foreign countries do not protect Centillium’s proprietary rights to the same extent as the laws of the U.S., and many U.S. companies have encountered substantial infringement problems in these countries. There is a risk that its efforts to protect proprietary rights may not be adequate. For example,

Centillium’s competitors may independently develop similar technology, duplicate its products or design around its patents or its other intellectual property rights. If Centillium fails to adequately protect its intellectual property or if the laws of a foreign jurisdiction do not effectively permit such protection, it would be easier for its competitors to sell competing products.

Centillium may acquire other businesses that could harm its operating results, dilute its stockholders’ ownership, increase its debt or cause it to incur significant expense.

As part of its business strategy, Centillium may pursue acquisitions of or investments in complementary businesses and assets. If Centillium makes any acquisitions, Centillium may not be able to integrate them successfully into its existing business, and Centillium could assume unknown or contingent liabilities. Any future acquisitions by Centillium also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm its operating results. Integration of an acquired company also may require management resources that otherwise would be available for ongoing development of its existing business. Centillium may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and Centillium may not realize the anticipated benefits of any acquisition, investment, technology license, strategic alliance or joint venture.

To finance any acquisitions, Centillium may choose to issue shares of its common stock as consideration, which would dilute the ownership of its stockholders. However, if the price of its common stock is low or volatile, Centillium may not be able to acquire other companies for stock. Alternatively, it may be necessary for Centillium to raise additional funds for acquisitions or through public or private financings. Additional funds may not be available on terms that are favorable to Centillium, or at all.

Risks Relating to Centillium’s Common Stock

Centillium may not maintain Nasdaq listing requirements, which could adversely affect the price and liquidity of its common stock.

To maintain the listing of its common stock on The Nasdaq Capital Market, Centillium is required to meet Nasdaq’s listing requirements, including a minimum bid price of $1.00 per share. Centillium’s common stock previously traded on The Nasdaq Global Market, and traded below the $1.00 per share minimum bid price for 30 consecutive business days. While its common stock traded on The Nasdaq Global Market, Centillium received a deficiency notice from Nasdaq on February 21, 2008, stating that Centillium had a grace period of 180 days, or until August 19, 2008, to cure the deficiency by meeting the $1.00 per share minimum bid price for 10 consecutive trading days. Because Centillium failed to meet the minimum bid price for 10 consecutive days during the grace period, its common stock was transferred to The Nasdaq Capital Market effective August 20, 2008. Upon this transfer, pursuant to the Nasdaq Marketplace Rules, Centillium received an additional grace period of 180 calendar days, or until February 17, 2009, to comply with the $1.00 per share minimum bid price rule while on The Nasdaq Capital Market. There can be no assurance that Centillium will achieve compliance with the minimum bid price requirement. Even if Centillium is able to comply with the minimum bid requirement, there is no assurance that in the future Centillium will continue to satisfy Nasdaq listing requirements, with the result that its common stock may be delisted from The Nasdaq Capital Market. If Centillium’s stock is delisted from The Nasdaq Capital Market, it would likely be more difficult to trade in or obtain accurate quotations as to the market price of its common stock. Delisting of Centillium’s common stock could materially adversely affect the market price and market liquidity of its common stock and its ability to raise necessary capital.

In light of its current stock price, the value of stock options and other equity incentives may cease to provide sufficient incentive to Centillium’s employees, and Centillium may need to make additional equity grants to retain and motivate them.

Like many technology companies, Centillium uses stock options, restricted stock units and other equity-based awards to recruit and retain executives, engineers and other senior level employees. Due to the significant decline in its stock price, the vast majority of the outstanding options held by Centillium’s employees have an exercise price significantly above the current market price of its common stock. If Centillium’s stock price does not increase above the exercise prices of its stock options, Centillium may need to issue new options or other equity incentives or increase other forms of compensation to motivate and retain its executives and other employees. Centillium may undertake or seek stockholder approval to undertake other equity-based programs to retain its employees, which may be viewed as dilutive to its stockholders and could increase Centillium’s compensation costs. Additionally, Centillium cannot assure you that any incentive initiatives that Centillium might undertake, including any additional equity grants, will be successful in motivating and retaining its executives and other employees.

Centillium’s stock price may continue to be volatile.

The market price of Centillium’s common stock has been volatile. From January 1, 2002 to September 15, 2008 Centillium’s common stock traded at prices as low as $0.59 and as high as $14.58 per share. Trading prices during the year ended December 31, 2007 ranged from $1.01 to $2.28 per share. The price of Centillium’s common stock will likely continue to fluctuate significantly in response to the following factors, some of which are beyond Centillium’s control:

•	developments in TranSwitch’s business and financial condition, which may indirectly affect the trading price of Centillium’s stock due to its pending merger with TranSwitch;

•	any adverse effects due to the pendency of the merger;

•	variations in Centillium’s quarterly operating results;

•	changes in financial estimates of Centillium’s revenues and operating results by securities analysts;

•	changes in market valuations of integrated circuit companies;

•	announcements by Centillium, its competitors or others in related market segments of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	loss or decrease in sales to a major customer or failure to complete significant transactions;

•	loss or reduction in manufacturing capacity from one or more of Centillium’s key suppliers;

•	additions or departures of key personnel;

•	future sales of Centillium’s common stock;

•	inconsistent or low levels of trading volume of Centillium’s common stock;

•	commencement of or involvement in litigation;

•	adverse results in legal proceedings;

•	announcements by Centillium or its competitors of key design wins and product introductions;

•	a decrease in the average selling price of Centillium’s products;

•	ability to achieve cost reductions; and

•	fluctuations in the timing and amount of customer requests for product shipments.

Class action litigation due to stock price volatility or other factors could cause Centillium to incur substantial costs and divert its management’s attention and resources.

In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies such as Centillium in the semiconductor industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Centillium may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of Centillium’s management.

If securities or industry analysts do not publish research or reports about Centillium’s business or if they issue an adverse opinion regarding Centillium’s stock, its stock price and trading volume could decline.

The trading market for Centillium’s common stock is influenced by the research and reports that industry or securities analysts publish about Centillium or its business. If one or more of the analysts who cover Centillium issue an adverse opinion regarding its stock, Centillium’s stock price would likely decline. If one or more of these analysts cease coverage of Centillium or fail to regularly publish reports on the company, Centillium could lose visibility in the financial markets, which in turn could cause its stock price or trading volume to decline.

Compliance with the requirements imposed by Section 404 of the Sarbanes-Oxley Act could harm Centillium’s operating results, its ability to operate its business and its investors’ view of Centillium.

If Centillium fails to maintain the adequacy of its internal controls, as standards are modified, supplemented or amended from time to time, Centillium may not be able to ensure that it can conclude on an ongoing basis that Centillium has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. There is a risk that neither Centillium, nor its independent registered public accounting firm, will be able to conclude that Centillium’s internal controls over financial reporting are effective as required by Section 404 of Sarbanes-Oxley. In addition, during the course of its testing Centillium may identify significant deficiencies that Centillium may not be able to remediate in time to meet the deadline imposed by Sarbanes-Oxley for compliance with the requirements of Section 404. Effective internal controls, particularly those related to revenue recognition, valuation of inventory and warranty provisions, are necessary for Centillium to produce reliable financial reports and are important to helping prevent financial fraud. If Centillium cannot provide reliable financial reports or prevent fraud, its business and operating results could be harmed, investors could lose confidence in its reported financial information, Centillium’s ability to obtain additional financing could be impaired, its stock could be subject to delisting from Nasdaq, and the trading price of its stock could drop significantly.

CENTILLIUM SPECIAL MEETING

This proxy statement/prospectus is being sent to you as a Centillium stockholder in order to provide you with important information regarding the proposed merger in connection with the solicitation of proxies by Centillium’s board of directors for use at the special meeting of its stockholders and at any adjournment or postponement of the special meeting.

Date, Time and Place of the Special Meeting

Centillium will hold a special meeting of its stockholders on October 24, 2008, at 9:00 a.m., local time, at Centillium’s corporate headquarters at 255 Fourier Avenue, Fremont, California 94539.

Matters for Consideration

At the Centillium special meeting, Centillium stockholders will be asked to consider and vote upon a proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Centillium stockholders will also be asked to approve the adjournment, if necessary, of the special meeting for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

Board of Directors’ Recommendation

After careful consideration, the Centillium board of directors has unanimously approved and declared advisable the merger agreement and the merger. The Centillium board of directors believes that the merger agreement and the merger is fair to and in the best interests of Centillium and its stockholders. The Centillium board of directors unanimously recommends that the Centillium stockholders vote “FOR” the proposal to adopt and approve the merger agreement and the transactions contemplated thereby and vote “FOR” the adjournment, if necessary, of the special meeting for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby.

Record Date

The record date for determining the Centillium stockholders entitled to vote at the special meeting is August 25, 2008. Only holders of record of Centillium common stock as of the close of business on that date are entitled to vote at the special meeting. As of the record date, there were 41,823,736 shares of Centillium common stock issued and outstanding, held by approximately 117 stockholders of record. Each share of Centillium common stock issued and outstanding as of the record date entitles its holder to cast one vote at the special meeting.

Shares Beneficially Owned by Directors and Executive Officers

As of August 25, 2008, the directors and executive officers of Centillium beneficially owned approximately 12.5% of the total outstanding shares of Centillium common stock, which includes shares and restricted stock owned and vested but unexercised stock options. Concurrently with the execution and delivery of the merger agreement, on July 9, 2008, TranSwitch entered into voting agreements with the executive officers and members of the board of directors of Centillium who collectively owned approximately 4.0% of the issued and outstanding shares of Centillium common stock (12.5% including vested stock options) as of August 25, 2008. For more information, see “Voting Agreements” on page 104 of this proxy statement/prospectus.

Quorum and Vote Required

In order to conduct business at the special meeting, a quorum must be present. The holders of a majority of the shares of common stock outstanding on the record date for the meeting present in person or represented by proxy at the special meeting constitute a quorum under Centillium’s bylaws. Centillium will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum. In the event that a quorum is not present at the special meeting, Centillium currently expects that it will adjourn or postpone the special meeting to solicit additional proxies.

The affirmative vote of a majority of the shares of Centillium’s common stock outstanding on the record date is required to adopt and approve the merger agreement and the transactions contemplated thereby. If a Centillium stockholder abstains from voting or does not vote, either in person or by proxy, it will count as a vote against the adoption and approval of the merger agreement. Broker non-votes will also count as votes against this proposal.

The approval of a proposal to adjourn the special meeting for any reason, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby would require the affirmative vote of a majority of the outstanding shares of Centillium common stock represented in person or by proxy at the special meeting of the stockholders, as further described under “—Adjournment and Postponement” below.

Adjournment and Postponement

Centillium is submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to approve the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Centillium may not have received sufficient votes to approve the merger agreement and the merger by the time of the special meeting. In that event, Centillium could determine to adjourn the special meeting in order to solicit additional proxies.

The approval of a proposal to adjourn the special meeting for any reason, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, would require the affirmative vote of a majority of the outstanding shares of Centillium common stock represented in person or by proxy at the special meeting of the stockholders. If a Centillium stockholder fails to vote his, her or its shares, either in person or by proxy, it will not affect the outcome of the proposal to adjourn the special meeting. If a Centillium stockholder abstains from voting for this proposal, either in person or by proxy, it will count as a vote against any such proposal to adjourn the special meeting. Broker non-votes will not affect the outcome of the vote on the proposal to adjourn the special meeting.

Centillium’s board of directors recommends that you vote “FOR” the adjournment proposal so that proxies may be used for that purpose, should it become necessary. Properly executed proxies will be voted “FOR” the adjournment proposal, unless otherwise noted on the proxies. If the special meeting is adjourned for any reason and Centillium announces the time and place of the adjourned meeting at the meeting at which adjournment is taken, no further notice will be required unless its board of directors fixes a new record date for the special meeting or the adjournment is for more than 30 days.

Voting of Proxies

The Centillium proxy accompanying this proxy statement/prospectus is solicited on behalf of the Centillium board of directors for use at the Centillium special meeting.

Proxies Generally

Shares represented by a properly signed and dated proxy that are returned prior to the special meeting or properly voted by Internet or telephone will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but that do not contain voting instructions will be voted “FOR” the proposal to adopt and approve the merger agreement and the transactions contemplated thereby and “FOR” the proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby. The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the Centillium special meeting.

Abstentions

Centillium will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. Because the affirmative vote of a majority of the outstanding shares of Centillium common stock is required to adopt and approve the merger agreement and the transactions contemplated thereby, if you mark your proxy “ABSTAIN,” it will have the effect of a vote against the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. The proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby requires the affirmative vote of the majority of shares represented at the special meeting in person or by proxy, so if you mark your proxy “ABSTAIN,” it will have the effect of a vote against the proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of approval of the merger agreement.

Broker Non-Votes

If your shares are held in street name, your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares of Centillium common stock without specific instructions from you. Because the affirmative vote of a majority of the outstanding shares of Centillium common stock is required to adopt and approve the merger agreement and the transactions contemplated thereby, if you do not instruct your broker how to vote and your broker submits a proxy but does not vote your shares, it will have the effect of a vote against the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. The proposal to adjourn the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby requires the affirmative vote of the majority of shares represented at the special meeting in person or by proxy. If you do not instruct your broker how to vote and your broker submits a proxy but does not vote your shares, this will not affect the outcome of the proposal to adjourn the special meeting.

Voting by Attending the Special Meeting

A stockholder may also vote his, her or its shares in person at the special meeting. If a stockholder attends the special meeting, he or she may submit his, her or its vote in person, and any previous votes that were submitted by such stockholder will be superseded by the vote that such stockholder casts at the special meeting.

If your shares are held in street name and you wish to vote those shares in person at the special meeting, you must obtain from your broker holding your Centillium common stock a properly executed legal proxy identifying you as a Centillium stockholder, authorizing you to act on behalf of the nominee at the special meeting and identifying the number of shares with respect to which the authorization is granted.

How to Revoke a Proxy

If you submit a proxy, you may revoke it at any time before the special meeting by:

•	delivering to the corporate secretary of Centillium a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the corporate secretary of Centillium a new, signed proxy with a date later than the proxy you wish to revoke;

•	re-voting electronically by telephone or the Internet; or

•	attending the special meeting and voting in person.

Notices to the corporate secretary of Centillium should be addressed to Corporate Secretary, Centillium Communications, Inc., 255 Fourier Avenue, Fremont, California 94539.

If you hold your shares in street name, you must give new instructions to your broker prior to the special meeting or obtain a signed “legal proxy” from the broker to revoke your prior instructions and vote in person at the meeting.

Solicitation of Proxies and Expenses

Centillium is soliciting proxies for the special meeting from the Centillium stockholders and will bear the related expenses in connection with the solicitation of proxies. Centillium expects that the expenses of this special solicitation will be nominal. Following the mailing of this proxy statement/prospectus, Centillium will request brokers, custodians, nominees and other record holders to forward copies of this proxy statement/prospectus to persons for whom they hold shares of common stock and to request authority for the exercise of proxies. In such cases, Centillium, upon the request of the record holder, will reimburse such holder for their reasonable expenses. MacKenzie Partners, Inc. has been retained by Centillium to assist it in soliciting proxies, using the means described above, and will receive fees of approximately $20,000, plus customary fees for services requested by Centillium to be performed, in addition to reimbursement of any out-of-pocket expenses. In addition, certain directors, officers and employees of Centillium may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person.

Centillium Stock Certificates

Stockholders should not send stock certificates with their proxies. A letter of transmittal with instructions for the surrender of Centillium common stock certificates will be mailed to Centillium stockholders shortly after completion of the merger.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2888.

THE MERGER

Background of the Merger

From time to time, the boards of directors and managements of Centillium and TranSwitch have assessed their companies’ strategic challenges and opportunities, as part of their ongoing evaluation of their respective companies and of developments in the industry in which they operate. As part of these ongoing strategic review activities, Centillium and TranSwitch have each considered, among other alternatives, the possibility of entering into business combinations, joint ventures or other strategic transactions, and over the last few years, Centillium has occasionally had informal discussions about potential strategic opportunities with various third parties. These reviews and assessments have taken place in the context of developments in the two companies’ businesses and the semiconductor industry generally.

In connection with this ongoing review of strategic alternatives, in October and November 2006, the Centillium board of directors engaged in detailed analysis and discussions of Centillium’s business and prospects, and the available alternatives. Centillium’s digital subscriber line, or DSL, business, for example, had been encountering increasingly challenging conditions in Japan, its principal market, in 2005 and into 2006. Among the alternatives discussed were continuing to operate all three product lines (DSL, Voice-over-Internet Protocol or VoIP, and Optical), selling Centillium’s DSL business or one or more of the other product lines, making investments in or acquiring other companies, and shutting down or suspending investment in certain product lines. In November 2006, the board of directors authorized management to explore a potential business combination or other strategic transaction, in consultation with a third-party investment banker. Among other things, it was noted that Centillium’s negative operating cash flow, and the continuing declines in its DSL revenues, would likely be unattractive to private equity firms and other financial buyers. At this time, the board of directors also received legal advice from Centillium’s corporate counsel, Pillsbury Winthrop Shaw Pittman LLP, referred to in this document as Pillsbury, concerning the board’s fiduciary duties in connection with the consideration of strategic alternatives. Following the board of directors’ authorization, Centillium’s then-current investment banking firm contacted six strategic industry participants, including one company referred to in this document as Company A, and certain financial buyers known to have an interest in Centillium’s industry sector, in late 2006 and early 2007. The contacted companies did not include TranSwitch. Although Centillium’s and TranSwitch’s managements were generally aware of the other because they both operate in the semiconductor industry, at that time Centillium and its then-current investment banker had not identified TranSwitch as a candidate for a strategic transaction.

At a regular board of directors meeting on January 23, 2007, Centillium’s board and management engaged in further detailed analysis and discussions of strategic alternatives, including management’s assessments of the pros and cons of each and the status of contacts with potential strategic partners. The board’s consensus was that management should continue to pursue the possibility of a strategic transaction with these companies. Although one of the six industry participants contacted expressed possible interest in acquiring Centillium, and held preliminary meetings with Centillium’s management, it did not pursue a transaction further. None of the other participants expressed an interest in a transaction after holding initial discussions with Centillium’s management. One of them, Company A, indicated that it would not be interested in a transaction because it viewed Centillium’s DSL business unfavorably.

At a regular meeting of the Centillium board of directors on July 27, 2007, the board engaged in a further review, with management’s assistance, of the status and prospects of the company’s three product lines and its strategic alternatives. Among other things, management and the board of directors noted that the DSL business in Japan, which constituted a substantial component of Centillium’s business, but had been experiencing declining revenue in recent periods, was facing even more difficulties, and that Centillium’s next-generation DSL product, known as VDSL2, appeared likely to encounter substantial deployment delays in the Japanese market. In particular, the board of directors and management focused on the challenges associated with maintaining the company’s DSL product line, which had experienced declining revenues due to adverse market conditions for DSL in Japan, Centillium’s principal DSL product market, and the significant on-going cost of developing its next generation DSL product, VDSL2. The board’s consensus was that it would be in the company’s best interests to explore divesting the DSL business, although other alternatives, such as the possibility of making investments in or acquiring other companies, were also discussed. After the board’s discussion, Mr. Aalaei proposed that the board form a committee to work closely with Mr. Aalaei, Linda Reddick, Centillium’s chief financial officer, and Hassan Parsa, its vice president of business development, to undertake a further analysis of the near-term and long-term potential of each of the product lines, and to consider further its strategic alternatives, as well as possible financing alternatives to strengthen the company’s balance sheet. The board authorized the formation of this committee, consisting of Mr. Aalaei and two non-employee directors, and concurred in the retention of a new investment banking firm and in management continuing to explore possible strategic transactions including the potential divestiture of the DSL business. This committee met with Messrs. Aalaei and Parsa and Ms. Reddick in early August 2007 to discuss industry trends, market conditions, valuations of other semiconductor companies, and potential strategic alternatives for Centillium, including acquisitions of smaller companies and a merger with or a sale to another company.

On August 8, 2007, members of Centillium management spoke with representatives of Pagemill Partners LLC, referred to in this document as Pagemill, concerning the possibility of Pagemill’s providing financial advisory assistance to the company. Centillium formally retained Pagemill on August 21, 2007. Pagemill conducted its own analysis of Centillium’s strategic options. It recommended to management that the company pursue a two-staged approach, comprising the divestiture of its DSL business, followed by the further exploration of strategic alternatives for the remaining two business lines. Centillium’s management concurred in this recommendation.

Centillium and TranSwitch have both operated in the semiconductor industry for a number of years, and managements of both companies had become generally aware of the other. However, the two companies had not previously had contact regarding a strategic combination. On behalf of Centillium, Pagemill contacted TranSwitch in September 2007 concerning its possible interest in a strategic transaction involving Centillium’s DSL business. On September 18, 2007, TranSwitch and Centillium executed a mutual confidentiality agreement to exchange information for that purpose. The parties had an initial conference call on September 19, 2007, but ultimately, TranSwitch elected not to move forward with a transaction.

At regular meetings of the board of directors in October 2007, Centillium’s management and Pagemill again provided detailed information to the board concerning the prospects of Centillium’s existing businesses and its strategic alternatives. In particular, the board and management focused on the challenges associated with maintaining the company’s DSL product line, which had experienced declining revenues due to adverse market conditions for DSL in Japan, Centillium’s principal DSL product market; and the significant cost of developing its next generation VDSL2 product. These discussions included a detailed review of third parties that could be logical partners or purchasers of some or all of Centillium’s businesses. Messrs. Aalaei and Parsa summarized their and Pagemill’s contacts with a number of these companies, including TranSwitch, the strategic focus of each company and other factors that would bear on a potential business combination with Centillium. After these discussions, the board of directors authorized management to pursue the sale of Centillium’s DSL related assets, which the board concurred would be followed by a further exploration of strategic alternatives.

Pagemill proceeded to contact more than 20 industry participants, including TranSwitch, and certain financial buyers regarding the possible purchase of Centillium’s DSL related assets. Centillium management also contacted directly certain private equity and venture capital firms known to have an interest in the industry. Although the process focused on selling the DSL business, information about Centillium as a whole was also provided to certain identified parties that Centillium or Pagemill believed might have an interest in some or all of Centillium’s non-DSL assets. During the DSL divestiture process, some of the companies contacted by Pagemill on behalf of Centillium expressed a tentative interest in learning more about the rest of Centillium’s business, but none made any specific proposal. Additionally, none of the financial buyers indicated any substantive interest in a transaction with Centillium.

In November 2007, the company that had shown the greatest interest in purchasing Centillium’s DSL related assets indicated that it would no longer pursue that transaction. At a subsequent board meeting held on December 11, 2007, however, management reported that Ikanos Communications, Inc., or Ikanos, had shown an interest in purchasing the DSL related assets. At that meeting, the board of directors continued its evaluation of strategic alternatives, including the possibility of shutting down the DSL product line, and the board and management engaged in a detailed discussion and analysis of Centillium’s financial profile and prospects assuming the sale or cessation of the DSL business.

Centillium, assisted by Pagemill and Pillsbury, and Ikanos negotiated the sale of Centillium’s DSL related assets through late December 2007 and into mid-January 2008. Following a detailed review of the sale process and approval of Ikanos’ proposed terms by Centillium’s board of directors at a meeting on January 14, 2008, in which representatives of Pillsbury and Pagemill participated, Centillium and Ikanos signed a definitive asset purchase and sale agreement on January 15, 2008. The agreement provided for a cash consideration of $12 million, of which $1.8 million was to be placed into escrow. The transaction was announced on the same day and closed in mid-February 2008.

On January 16, 2008, after the public announcement of the Ikanos transaction, Company A contacted Centillium’s management regarding its interest in possibly acquiring the remainder of the business, and thereafter executed a confidentiality agreement with Centillium.

The Centillium board of directors engaged in a further discussion of the company’s strategic alternatives at a meeting held on February 19, 2008.

On February 21, 2008, Company A delivered a nonbinding letter of intent, indicating an interest in purchasing Centillium. With the concurrence of Centillium’s management, Pagemill began discussions with Company A and also began calling other potential interested parties in the industry. In addition to Company A, fifteen strategic industry participants and one financial sponsor prospect were contacted. Some of these companies immediately indicated that they had no interest in pursuing a business combination with Centillium. However, seven parties expressed a possible interest and Pagemill held meetings and/or conference calls with them in March and April 2008. Of these seven parties, four participated in at least one additional follow-up meeting or conference call.

At a special meeting of the Centillium board on March 3, 2008, Pagemill provided information about the valuations in recent business combinations in Centillium’s industry, to which it compared the valuation implied by Company A’s offer. The board also engaged in a broader discussion of strategic alternatives, including the risks and benefits associated with continuing to operate Centillium on a stand-alone basis.

Centillium also held a conference call on March 3, 2008 with representatives of TranSwitch to provide a company overview. Attendees from Centillium included Mr. Aalaei, Ms. Reddick and Mr. Parsa, as well as representatives from Pagemill. Participants from TranSwitch included Dr. Santanu Das, chief executive officer of TranSwitch, and Ted Chung, its vice president of business development.

On March 6, 2008, representatives of Pagemill, Centillium and TranSwitch had a further conference call.

Also on March 6, Company A sent Centillium a revised nonbinding letter of intent, which Centillium’s management forwarded to the board of directors for their review.

Over the next two weeks, Pagemill and Centillium continued contacts with other potential strategic partners, including a due diligence meeting at Company A’s headquarters on March 13, 2008, and contacts between Pagemill and Company A’s investment banking firm.

On March 17, 2008, the Centillium board of directors and management engaged in a further discussion and analysis of the company’s strengths, weaknesses, opportunities and challenges, and those of its individual products, as well as of its strategic alternatives. Representatives of Pillsbury were present for this discussion. Following the departure of Mr. Aalaei and the other members of management, the non-employee directors discussed these matters further in an executive session. The board’s consensus was to authorize management to continue to explore a possible strategic transaction.

On March 19, 2008, Centillium and TranSwitch representatives met in person to discuss due diligence matters concerning both companies. Attendees from Centillium included Ms. Reddick, Mr. Parsa, and Centillium’s chief technology officer, as well as representatives of Pagemill. Attendees from TranSwitch included Mr. Chung, as well as its vice president of marketing and a representative from TranSwitch’s financial advisor, Thomas Weisel Partners, referred to in this document as TWP.

On March 24, 2008, a representative of Pagemill met with Dr. Das to discuss TranSwitch’s interest in a strategic transaction with Centillium and the process for any such transaction. Mr. Aalaei and Dr. Das spoke by telephone the next day to discuss TranSwitch’s interest and the strategic fit between the two companies.

On March 27, 2008, TWP sent Pagemill a letter from TranSwitch, which contained a non-binding indication of interest to acquire 100% of Centillium. The letter contemplated a purchase price equal to $5.0 to $7.0 million in enterprise value (representing Centillium’s market value of equity plus debt, less its cash), which TranSwitch anticipated would be in a mix of cash and TranSwitch stock.

Throughout March 2008 and until April 3, 2008, Centillium and Pagemill also held meetings with other parties (besides Company A and TranSwitch) who had expressed a possible interest in a business combination or other strategic transaction.

On April 3, 2008, Pagemill sent a form of merger agreement, together with a letter outlining the process requested by Centillium for submitting business combination proposals, to the six industry participants (including Company A and TranSwitch) that still appeared to have an interest in considering a transaction. The letters requested written responses, including a preliminary mark-up of the form of merger agreement, by April 11, 2008.

Representatives of Pagemill met with or had telephone discussions with these six companies over the succeeding week.

By April 11, 2008, responses were received from three of these six companies. TranSwitch did not submit a mark-up of the proposed form of merger agreement, as Centillium had requested. Instead, TranSwitch submitted a summary indication of interest on April 9, 2008, proposing a purchase price equal to $6 million above Centillium’s cash balance at closing, but less unpaid debt, transaction costs and other expenses triggered by the transaction, and remaining amounts due under Centillium’s leases. On April 11, Company A submitted an indication of interest and mark-up of the form of agreement, proposing a purchase price of $40.5 million ($12.5 million in cash and $28 million in stock) and a 30-day exclusivity period. The third company, referred to as Company B, submitted a preliminary indication of interest in purchasing only Centillium’s assets (excluding its cash) but without assuming any material liabilities and without providing any draft definitive agreement. Representatives of Pagemill discussed the proposed terms with representatives of Centillium. These discussions focused on valuation, the structure of a potential business combination, the terms of the non-binding expressions of interest that had been received, and the ability and perceived willingness of each of the proposing parties to consummate a transaction on the proposed terms. Among other things, Pagemill noted that Company B was believed to be considering various acquisition opportunities in the industry, apart from Centillium. In addition, the consensus of Centillium’s representatives was that Company A and TranSwitch presented a better potential strategic fit with Centillium and its products, compared to Company B. Mr. Aalaei also had telephone calls with certain other Centillium board members to discuss the proposals shortly after receiving them, and continued to have informal discussions with non-employee board members by telephone throughout the succeeding weeks.

The three other parties that received the form of agreement did not submit offers. Representatives of Pagemill followed up with each of these parties to determine whether an extension of the deadline would help them to submit a proposal, but none of the parties expressed any interest in moving forward.

During the subsequent week, Pagemill and Mr. Aalaei contacted representatives of Company B and attempted to negotiate for higher consideration and/or a more attractive transaction structure, but Company B indicated that it was not interested in enhancing its proposal. Company B was also offered the opportunity to perform due diligence on Centillium, but it did not undertake any. During this time period, representatives of Pagemill and Centillium also conducted extensive negotiations with Company A and TranSwitch, both of which submitted revised offers. This included a meeting between Mr. Aalaei and Dr. Das, and a telephone call between Mr. Aalaei and the chief executive officer of Company A, on April 15, 2008.

On April 15, 2008, TranSwitch submitted a revised indication of interest providing for merger consideration of $1.04 per Centillium common share, representing an equity value of $44 million based on 42.3 million diluted shares outstanding. The Centillium board of directors held telephonic meetings on April 15 and 16, at which Pagemill provided analyses and status updates on the process and the indications of interest that had been received, and on the offerors themselves. Representatives of Pagemill indicated that, in their view and based upon their conversations with the parties’ financial advisors, it was unlikely that either Company A or TranSwitch would raise their respective offers. Representatives of Pillsbury also provided legal advice to the board concerning the board’s fiduciary duties in considering these indications of interest and the company’s strategic alternatives in general. The board’s consensus at the conclusion of its April 16 meeting was that Company A’s offer appeared more attractive than TranSwitch’s at that time, in part because it had a perceived greater likelihood of closure due to differences in the two companies’ respective requested closing conditions and status of due diligence efforts. The board of directors concurred in management’s continuing negotiations.

Centillium provided comments on the proposed term sheet over the night of April 15, 2008 including an objection to the 5% termination fee, a reduction in the exclusivity period, and the removal of certain conditions to closing.

On April 16, 2008, TranSwitch submitted a further revised proposal, which provided for the same merger consideration of $1.04 per Centillium share, or $44 million based on an assumed 42.3 million fully diluted Centillium shares outstanding. Based on the then-current market prices and capitalization of the companies, the proposal indicated that it would have represented 39.3 million shares of TranSwitch stock and $18 million in cash. The proposal continued to contemplate a 5% termination fee and various conditions to closing, including that no more than 10% of Centillium’s outstanding shares dissent from the proposed merger. However, the proposal reduced the exclusivity period requested by TranSwitch from 60 to 45 days. The proposal stated that it would expire on April 17, 2008.

Pagemill then asked each of TranSwitch and Company A to perform some additional due diligence with a view toward submitting a more definitive offer. Representatives of Pagemill, Pillsbury and Centillium management also conducted financial and legal due diligence on TranSwitch and Company A. In addition, certain of Centillium’s non-employee board members participated by telephone in due diligence presentations by Company A and TranSwitch on April 16, 2008.

On April 18, 2008, TWP called Pagemill to relate that TranSwitch’s offer had expired and that TranSwitch was unwilling to proceed further unless Centillium would contractually guarantee it 30 days of exclusivity in negotiating a business combination. Despite repeated attempts from Pagemill to cause TranSwitch to continue negotiations without exclusivity, TranSwitch continued to affirm that their offer had expired, declined to perform additional due diligence and refused to submit a preliminary mark-up of the proposed form of merger agreement.

In contrast, Company A completed additional due diligence and on April 21, 2008, reaffirmed their indication of interest and their intention to proceed with a transaction on the basis of their prior mark-up of

Centillium’s proposed form of merger agreement. The Centillium board of directors, at meetings held on April 21 and 22, 2008, authorized Centillium’s management to move forward with negotiations with Company A, if necessary on an exclusive basis. After negotiations, on April 24, 2008, Centillium agreed to a period of exclusivity with Company A, ending May 9, 2008.

Over the course of the next few weeks, Centillium and Company A negotiated the terms of a possible combination and conducted further due diligence on each other. However, it became apparent to Centillium’s management and Pagemill that Company A lacked the willingness or ability to commit to an acceptable transaction, as Company A had several internal issues and hurdles to reaching an acceptable agreement. Among other things, Company A reduced its indicative price by more than 10%, which (if accepted) would have been lower than the value of TranSwitch’s merger consideration as of the signing of the merger agreement, and eventually indicated that it would be interested only in a 100% stock acquisition with no cash component. Company A also insisted on conditions to closing that, in the view of Centillium’s management and advisors, were atypical and would have made consummation of the transaction very uncertain for Centillium. On May 10, 2008, Centillium notified Company A that its exclusive negotiation rights had expired pursuant the terms of their April agreement. Nevertheless, Centillium and Company A continued to negotiate for the next two weeks with the goal of trying to resolve the outstanding issues.

On May 12, 2008, Centillium issued its first quarter earnings press release, and held its regularly scheduled quarterly earnings call with investors and analysts at 5:00 p.m., Eastern Standard Time.

On May 13, 2008, TWP contacted representatives of Pagemill noting that Centillium had not announced the execution of a business combination in connection with its quarterly earnings announcement, and inquiring about Centillium’s interest in pursuing a strategic transaction. Pagemill’s representatives informed them that Centillium was not subject to any exclusivity obligation and would be open to further conversations if TranSwitch wished to pursue them. Over the next week, Pagemill and TWP had several conversations about TranSwitch’s continued interest in a transaction.

On May 21, 2008, Dr. Das called Mr. Aalaei and indicated that TranSwitch intended to send a proposal early the following week. By May 22, 2008, Pagemill and Centillium management concluded that an agreement with Company A was unlikely to materialize. As a result, Pagemill actively re-engaged in discussions with TranSwitch and its financial advisors.

On May 27, 2008, TranSwitch submitted a written indication of interest for an acquisition of Centillium for an aggregate consideration of $43.8 million. This represented approximately a 33% premium to Centillium’s market capitalization on May 26, 2008. The terms included a requirement of TranSwitch stockholder approval and a 5% termination fee, and indicated that TranSwitch’s obligations to close the proposed transaction would be subject, among other things, to conditions tied to Centillium’s balance sheet as of the closing. Pagemill discussed these terms with Centillium management.

Centillium revised the proposed non-binding term sheet and exclusivity agreement on the evening of May 27, 2008 and Pagemill sent those revisions to TranSwitch on behalf of Centillium.

The Centillium board of directors held a telephonic meeting during the morning of May 28, 2008, at which the board discussed TranSwitch’s proposal and Centillium’s strategic alternatives with management and Pagemill. Representatives of Pillsbury also provided legal advice to the board concerning the transaction and the board’s fiduciary duties. After these discussions, the board of directors authorized management and Pagemill to continue negotiations with TranSwitch including entering into a period of exclusivity with TranSwitch. Negotiations between in-house and external counsel for both companies proceeded for the next few days, including further revisions to the proposed non-binding term sheet by both companies. Among other things, TranSwitch agreed to reduce its proposed termination fee from 5% of the transaction consideration to 3% but indicated that it would not accept any further reduction. Pagemill contacted Company A and Company B to determine if they would make a more favorable proposal, but neither indicated a willingness or ability to do so.

On June 3, 2008, Centillium and TranSwitch signed an exclusivity agreement committing Centillium to negotiate exclusively with TranSwitch until 5:00 p.m., Pacific Standard Time, on July 3, 2008.

On June 4, 2008, Pillsbury sent a draft merger agreement to Brown Rudnick LLP, TranSwitch’s outside legal counsel, which was substantially identical to the form that Pagemill had previously provided to potential interested parties, including TranSwitch, on April 3, 2008.

On June 9, 2008, Company A sent Centillium a letter providing formal notice of its intent not to proceed with the proposed strategic transaction between Company A and Centillium.

During the next few weeks, representatives of TranSwitch and Centillium conducted due diligence, and engaged in numerous meetings and conference calls. This included extensive due diligence meetings between several Centillium and TranSwitch executives at Pagemill’s offices in Palo Alto, California, on June 11, 12 and 13, 2008. The Centillium participants at these meetings included, among others, Ms. Reddick and Mr. Parsa. The participants from TranSwitch included Mr. Chung, Bob Bosi, its chief financial officer, and its vice president of engineering. The parties’ financial advisors also participated in these meetings. These meetings involved a variety of discussions and presentations, including discussions concerning various financial, legal, technical and accounting due diligence matters.

From the June 11-13 meetings until July 8, 2008, the parties’ financial and legal advisors and executives had numerous follow-up conference calls and discussions regarding due diligence matters involving both companies, and a number of conference calls to consider to discuss possible synergies between the two companies.

In addition, during this time period, the parties’ legal counsel negotiated the form of merger agreement. On June 16, 2008, Brown Rudnick delivered to Pillsbury a revised copy of the merger agreement. The two companies and their respective counsel then engaged in several negotiations and revisions of the merger agreement and of the forms of voting agreements which TranSwitch proposed to be signed by certain directors, executive officers and stockholders of both companies.

On June 24, 2008, Mr. Aalaei visited Dr. Das at TranSwitch’s headquarters in Connecticut. Their discussions included an assessment of potential synergies between the two companies, their respective product lines and employee bases, and other due diligence matters. Mr. Aalaei and Dr. Das also discussed open items in the form of merger agreement.

On the afternoon of June 24, 2008, representatives of TWP telephoned representatives of Pagemill to indicate that while TranSwitch still had some interest in moving forward, it had concerns about certain matters identified in due diligence, and that TranSwitch wanted to reduce the consideration to less than $37 million.

After discussions with Centillium management, Pagemill informed TWP that this reduction would be unacceptable and TranSwitch’s access to Centillium’s electronic “data room” was suspended.

On June 25, 2008, representatives of TWP telephoned Pagemill to indicate that TranSwitch was still interested in moving forward with negotiations. Representatives of Pagemill and Centillium management conferred and concluded that it would be in Centillium’s best interests to continue negotiating, subject to TranSwitch’s commitment to eliminate certain of the closing conditions and to work expeditiously toward a definitive agreement. In a telephone conversation with Mr. Chung of TranSwitch that afternoon, Mr. Aalaei conveyed Centillium’s strong resistance to certain conditions to closing requested by TranSwitch, but indicated that he believed Centillium’s board of directors would be willing to entertain merger consideration of $42 million, consisting of $12 million in cash and $30 million in stock.

In a telephone conversation on June 26, 2008, representatives of Centillium and TranSwitch management confirmed the parties’ mutual intent to continue negotiations (subject to the review and approval of both boards of directors) on the basis of an aggregate consideration of $42 million. This represented a $1.8 million reduction from the value set forth in TranSwitch’s May 27, 2008 indication of interest, but represented an approximately 44% premium to Centillium’s market capitalization as of June 25, 2008. This higher premium was due to a decline in Centillium’s stock price since May 27, 2008. Further, the parties’ managements agreed that certain conditions to closing the transaction, on which TranSwitch had previously insisted, would be eliminated.

Brown Rudnick then sent Pillsbury revised drafts of the merger agreement on June 26 and 27, 2008.

On the morning of July 2, 2008, TranSwitch announced an update to its business outlook for the second quarter of 2008, including an increase in its revenue guidance for that quarter.

The Centillium board of directors held a telephonic board meeting on July 2, 2008 in which representatives of Centillium management and of Centillium’s legal and financial advisors also participated. At this meeting, the board of directors reviewed and discussed the status of the negotiations and a revised draft of the merger agreement and certain other materials, which had been previously provided to the board. Among other things, the board of directors reviewed the terms most recently proposed by TranSwitch, including Mr. Aalaei’s receipt of an oral counterproposal from TranSwitch providing for merger consideration of $40 million (to consist of $12 million in cash and $28 million in TranSwitch stock). Pagemill provided an assessment of certain due diligence matters concerning TranSwitch, including its financial condition and recent stock price performance, and valuation information concerning recent mergers in the semiconductor sector. The Pagemill representatives provided the Centillium board of directors with an overview of the terms of the proposed transaction, and, along with Centillium’s management, provided a business and financial overview of TranSwitch. They also discussed with the Centillium board of directors the premiums to the then-current price of the Centillium common stock and certain valuation metrics represented by the price proposed by TranSwitch. The Centillium board of directors, management and Pagemill also discussed the other alternatives potentially available to the company. The Pagemill representatives related that based on Centillium’s size, business, financial condition, results of operations, cash flows, and prospects, receiving a superior offer in the near term from another party would be highly unlikely. The Centillium board of directors also discussed whether TranSwitch might be willing to further increase its offer and determined, after consulting with the Pagemill representatives, that it was highly unlikely that TranSwitch would agree to further increase its offer, and that requesting a further increase might negatively impact TranSwitch’s willingness to proceed with the transaction. A representative of Pillsbury reviewed in detail the principal terms of the merger agreement under discussion with TranSwitch, noting those points that remained under negotiation. The board discussed those issues and possible negotiated outcomes with Centillium’s counsel, Pagemill, and senior management. Pagemill then left the meeting, at which time representatives of Pillsbury advised the Centillium board of directors on its fiduciary duties regarding its consideration of TranSwitch’s proposal. At the conclusion of the meeting, the Centillium board of directors authorized Centillium management to proceed with further discussions with TranSwitch. Those discussions continued.

On July 4, 2008, representatives of the parties, including counsel, negotiated the merger agreement and conducted further due diligence. These activities continued over the weekend of July 5-6, 2008, and into the evening on Monday, July 7, 2008. On July 7, TranSwitch proposed a reduction in the number of TranSwitch shares forming part of the merger consideration, due to its due diligence analysis and in exchange for concessions designed to improve the certainty of closing for Centillium.

On July 8, 2008, the Centillium board of directors held a special meeting by telephone to review the proposed business combination. Representatives of Pagemill and Pillsbury also participated in the telephonic meeting. Representatives of Pillsbury reviewed with the Centillium board of directors its legal obligations and fiduciary duties with respect to the consideration of the proposed business combination, and updated the Centillium board of directors on the latest terms of the proposed merger agreement. The Centillium board of directors also received updates regarding Centillium’s business, financial and legal due diligence review of TranSwitch. Representatives of Pagemill reviewed certain financial matters concerning TranSwitch and the proposed business combination. Among other things, it was noted that based upon the closing price of the TranSwitch common stock as of July 7, 2008 and based upon Centillium’s then-current capitalization, the proposed merger represented a purchase price of $1.04 per share of Centillium common stock, or approximately a 65% premium to the closing price of Centillium’s common stock on July 7, 2008.

On the morning of July 9, 2008, the TranSwitch board of directors held a special meeting by telephone to review the proposed business combination. Representatives of Brown Rudnick were also present at the meeting. Representatives of Brown Rudnick reviewed with the TranSwitch board of directors its legal obligations and fiduciary duties with respect to the consideration of the proposed business combination and updated the TranSwitch board of directors on the final terms of the proposed merger agreement. Following further discussions concerning the merger and its strategic benefits to TranSwitch, the TranSwitch board of directors, acting unanimously, approved the merger agreement and the transactions contemplated thereby.

On July 9, 2008, the Centillium board of directors held a telephonic special meeting to review the terms of the proposed merger and the finalized merger agreement and related documents. Representatives of Pagemill and Pillsbury also participated. The board reviewed and discussed the final terms of the merger agreement and related documents, with advice from Pillsbury and input from management. Among other things, it was noted that the proposed merger consideration per share (based on Centillium’s capitalization as of that time) represented approximately a 64% premium to the closing price of Centillium’s common stock on July 8, 2008. The Pagemill representatives then delivered to the Centillium board of directors an oral opinion, which was confirmed by delivery of a written opinion dated July 9, 2008, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the opinion, the merger consideration to be received by holders of Centillium common stock was fair, from a financial point of view, to such stockholders. Following further discussions, the Centillium board of directors reviewed the various strategic reasons for the transaction, the prospects for the combined company, the prospects of Centillium as a stand-alone company, current market conditions and the financial and stock price information discussed with the board. The Centillium board of directors, acting unanimously, then determined that the merger was fair to, and in the best interests of, Centillium and its stockholders, approved the merger agreement and the transactions contemplated thereby and resolved to recommend that Centillium’s stockholders approve the merger and the merger agreement.

In the evening of July 9, 2008, Centillium and TranSwitch executed the merger agreement, and TranSwitch received executed voting agreements from certain Centillium stockholders as described under “Voting Agreements” on page 103. TranSwitch issued a press release, which included comments of Mr. Aalaei, regarding the execution of the merger agreement, and the companies held a conference call to discuss the transaction with interested investors and analysts that evening.

Centillium’s Reasons for the Merger

In evaluating the merger, the Centillium board of directors consulted with Centillium’s management, as well as with Centillium’s legal and financial advisors, and, in reaching its decision to approve the merger and enter into the merger agreement, considered a number of factors, including the following factors that the Centillium board of directors viewed as generally supporting its decision to approve the merger and enter into the merger agreement:

Financial Considerations. The Centillium board of directors considered a number of financial factors pertaining to the merger as support for its decision to enter into the merger agreement, including the following:

•

the financial performance and condition, business operations and prospects of each of Centillium, TranSwitch and the combined company, including the complementary nature of the two companies’ products;

•

that Centillium stockholders will own approximately 16% of the combined company’s outstanding shares immediately after the transaction’s consummation, which will allow Centillium stockholders to participate in all of the benefits of the combined company, including future growth and expected synergies of the combined company while retaining the flexibility of selling all or a portion of those shares for cash at any time;

•

the financial terms of the transaction, including the payment of $15 million in cash and 25 million shares of TranSwitch common stock to be paid in connection with the merger (representing an exchange rate of 0.5991 shares of TranSwitch common stock and $0.36 in cash per share of Centillium common stock, based on Centillium’s capitalization as of July 8, 2008);

•

based upon the closing price of TranSwitch common stock as of July 8, 2008 (the last trading day before the merger agreement was announced) and Centillium’s capitalization as of that date, the transaction represented a purchase price of $1.03 per share of Centillium common stock, or a premium of approximately 64% to the Centillium common stock’s closing price on July 8, 2008; and

•	the opportunity for Centillium stockholders to benefit from any increase in the trading price of TranSwitch common stock between signing and closing of the transaction.

Strategic Alternatives. The Centillium board of directors considered the strategic alternatives to the merger available to Centillium, including remaining a standalone entity, restructuring and/or liquidating its existing businesses, and pursuing acquisitions of complementary products, assets, technologies or businesses. In considering Centillium’s prospects as a standalone entity, among other things, the board of directors noted the concerns increasingly expressed by customers and suppliers about the company’s lack of scale, continuing losses and future viability, as well as the continuing administrative expenses inherent in remaining a publicly traded company. The Centillium board of directors also considered the efforts and advice of Pagemill, as well as its own experience, regarding the availability of other potential acquirers willing and able to acquire the company on terms more favorable to Centillium’s stockholders than the transaction with TranSwitch. After consideration of these alternatives, the Centillium board of directors determined that a combination with TranSwitch is expected to yield greater value to stockholders than other reasonably likely alternatives.

Governance Considerations. The Centillium board of directors considered a number of governance factors pertaining to the merger as supporting its decision to enter into the merger agreement, including the following:

•	the board of directors of the combined company would include two designees of Centillium; and

•	the qualifications and experience of TranSwitch’s existing management team and board of directors, and the strong management team that is expected to result from the combination.

Tax Considerations. The Centillium board of directors considered the ability to complete the merger as a “reorganization” for U.S. federal income tax purposes, with the Centillium stockholders not being immediately taxed on the stock portion of the merger consideration that they receive.

Opinion of Financial Advisor. The Centillium board of directors considered Pagemill’s opinion, dated July 9, 2008, to the Centillium board of directors as to the fairness, from a financial point of view, as of the date of the opinion and based upon and subject to various factors, assumptions, limitations and qualifications described in the opinion, of the merger consideration to be received by the Centillium stockholders pursuant to the merger agreement, as more fully described in “The Merger—Opinion of Centillium’s Financial Advisor” beginning on page 71 and in Appendix C.

Terms of the Merger Agreement. The Centillium board of directors considered the terms of the merger agreement, including:

•	that TranSwitch’s obligations to close the merger is not subject to a financing condition;

•	that under certain circumstances, the merger agreement permits Centillium to provide material non-public information to, and engage in negotiations with, a third party that makes an acquisition proposal that is or is reasonably likely to lead to a superior proposal (as described in “The Merger Agreement—Acquisition Proposals By Third Parties” beginning on page 98), on the terms and subject to the conditions of the merger agreement;

•

the merger agreement permits the Centillium board of directors to change its recommendation with respect to the merger under certain circumstances, and to terminate the merger agreement with TranSwitch and enter into a new agreement for an alternative transaction;

•

in the view of the Centillium board of directors, the circumstances under which termination fees are payable by Centillium to TranSwitch under the merger agreement should not preclude a bona fide alternative proposal involving Centillium;

•	the fact that the termination fee provisions are the product of negotiations;

•	in the view of the board of directors, the size of the termination fee payable by Centillium is reasonable in light of the size and potential benefits of the merger; and

•	the representations and warranties, covenants and closing conditions of the two companies are reciprocal in many respects.

Regulatory Approvals. The Centillium board of directors considered the regulatory approvals required to complete the merger, including the belief of Centillium’s management that no regulatory conditions were likely to be imposed that would preclude or materially diminish the benefits expected from the merger.

Due Diligence. The Centillium board of directors considered the results of Centillium’s business, financial, legal, tax and accounting due diligence review of TranSwitch.

The Centillium board of directors weighed the aforementioned material factors against a number of other factors identified in its deliberations that weighted negatively against the merger, including, without limitation, the following material factors:

•	the challenges inherent in the combination of two businesses of the size and scope of Centillium and TranSwitch and the possible diversion of management’s attention for an extended period of time;

•	the risk of not capturing all of the anticipated synergies between Centillium and TranSwitch and the risk that other anticipated benefits of the merger might not be realized;

•

because the number of TranSwitch shares payable in the merger is fixed and is not subject to a “collar” or similar price protection provision, if TranSwitch’s common stock price declines between the date of execution of the merger agreement and the closing of the merger, Centillium stockholders and eligible optionholders may receive less value for their shares upon the closing of the merger than the value calculated on the date of execution of the merger agreement or on the date of the Centillium stockholders’ special meeting;

•

because the merger agreement provides that the fixed amounts of cash and stock consideration will be paid to all Centillium stockholders and holders of options whose exercise prices exceed a specified average of TranSwitch’s stock price over a specified 10-day period prior to the merger (referred to as “in-the-money” options), the exact amount per share of Centillium stock payable in the merger will vary depending on changes in TranSwitch’s stock price and in the number and exercise prices of Centillium’s options outstanding at the time of the merger;

•	certain provisions of the merger agreement that could have the effect of discouraging proposals for alternative transactions involving Centillium, including:

•	the restrictions on Centillium’s ability to solicit proposals for alternative transactions involving Centillium; and

•

that under certain circumstances Centillium may be required to pay to TranSwitch a termination fee of $1.23 million (representing approximately 3% of the value of the transaction calculated as of the date of execution of the merger agreement);

•	the requirement that the directors and executive officers of Centillium enter into voting agreements for the purposes of adopting the merger agreement and approving the merger;

•

current financial market conditions and historical market price, volatility and trading information with respect to Centillium’s and TranSwitch’s stock, including the fact that Centillium’s stock price had declined in recent weeks, including a decline from $0.83 on June 16, 2008 to $0.63 on July 8, 2008;

•	the fees and expenses associated with completing the merger;

•

the risk that the merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed, and the potential effects on Centillium as a standalone company because of such failure or delay; and

•	the other risks described under the heading “Risk Factors” beginning on page 24.

After considering these factors, the Centillium board of directors determined that these risks could be mitigated or managed by Centillium or TranSwitch or by the combined company following the merger, were reasonably acceptable under the circumstances or, in light of the anticipated benefits, were unlikely to have a materially adverse impact on the transaction or on the combined company following the transaction, and that, overall, these risks were significantly outweighed by the potential benefits of the transaction.

Although this discussion of the information and factors considered by the Centillium board of directors is believed to include the material factors considered by the Centillium board of directors, it is not intended to be exhaustive and may not include all of the factors considered by the Centillium board of directors. In reaching its determination to approve and recommend the merger and the merger agreement, the Centillium board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the merger agreement are advisable and in best interests of Centillium and its stockholders. Rather, the Centillium board of directors based its position and recommendation on the totality of the information presented to and factors considered by it. In addition, individual members of the Centillium board of directors may have given differing weights to different factors.

Recommendation of the Centillium Board of Directors

The Centillium board of directors has determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Centillium and the Centillium stockholders and recommends that the Centillium stockholders vote “FOR” the proposal to adopt and approve the merger agreement and the transactions contemplated thereby, and “FOR” the proposal to adjourn the Centillium special meeting for any purpose including, if necessary, to solicit additional proxies in favor of such adoption and approval.

Opinion of Centillium’s Financial Advisor

Pagemill was retained to act as exclusive financial advisor to Centillium in connection with the merger and, if requested, to render to the board of directors of Centillium an opinion as to the fairness, from a financial point of view, of the consideration to be received by Centillium stockholders in the merger.

At the July 9, 2008 meeting of Centillium’s board of directors, Pagemill delivered its oral opinion, subsequently confirmed in writing as of the same date, to Centillium’s board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Pagemill, the merger consideration of $15,000,000 in cash and 25,000,000 shares of TranSwitch common stock in exchange for all Centillium common stock and vested and unvested in-the-money options was fair, from a financial point of view, to the holders of the outstanding shares of Centillium common stock.

The full text of Pagemill’s written opinion, dated July 9, 2008, referred to herein as the Pagemill Opinion, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Pagemill in connection with the Pagemill Opinion, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. Pagemill provided the Pagemill Opinion for the information and assistance of Centillium’s board of directors in connection with its consideration of the merger. The Pagemill Opinion is not a recommendation as to how any holder of shares of Centillium common stock should vote with respect to the merger or any other matter. Centillium stockholders are urged to read the Pagemill Opinion in its entirety. The summary of the Pagemill Opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Pagemill Opinion.

In connection with Pagemill’s role as exclusive financial advisor to Centillium, and in arriving at its opinion, Pagemill has, among other things, to the extent available:

•	reviewed the current and historical prices and trading activity of Centillium and TranSwitch common stock,

•	reviewed publicly available financial and business information relating to Centillium and TranSwitch;

•	met with certain members of Centillium’s management to discuss the business and prospects of Centillium;

•	met with certain members of TranSwitch’s management to discuss the business and prospects of TranSwitch;

•	reviewed certain pro forma financial effects of the merger on Centillium and TranSwitch;

•	compared certain financial and stock market information for Centillium with similar information for certain other companies considered relevant whose securities are publicly traded;

•	reviewed the financial terms of certain recent business combinations deemed relevant;

•	reviewed a draft dated as of July 8, 2008 of the merger agreement; and

•	performed such other studies and analyses and considered such other factors deemed appropriate.

In preparing its opinion, Pagemill did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Centillium, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Pagemill, with Centillium’s permission, assumed and relied upon the accuracy and completeness of all such information. Pagemill did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, including any contingent, derivative or off-balance sheet assets and liabilities of Centillium or TranSwitch or any of their respective subsidiaries, nor did Pagemill evaluate the solvency or fair value of Centillium under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Pagemill and used in its analyses, Pagemill has assumed with Centillium’s permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Centillium as to the matters covered thereby. In rendering its opinion, Pagemill expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. The Pagemill Opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Pagemill as of, the date of the Pagemill Opinion.

For purposes of rendering its opinion, Pagemill has assumed with Centillium’s permission that, in all respects material to its analysis, the merger will be consummated in accordance with their terms, without any material waiver, modification or amendment of any term, condition or agreement. Pagemill also has assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. Pagemill is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by Centillium and its advisors with respect to such issues.

The following is a summary of the material financial analyses presented by Pagemill to Centillium’s board of directors in connection with rendering the Pagemill Opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Pagemill and is qualified in its entirety by reference to the full text of the Pagemill Opinion. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Pagemill. Some of the financial analyses summarized below include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Pagemill’s financial analyses. Except as otherwise noted below, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 8, 2008 and is not necessarily indicative of current market conditions.

Implied Consideration. Pagemill reviewed and analyzed the consideration to be received by holders of Centillium common stock pursuant to the merger agreement, which consists of $15,000,000 in cash and 25,000,000 shares of TranSwitch common stock in exchange for all Centillium common stock and vested and unvested in-the-money options. Using the closing prices of Centillium and TranSwitch common stock on July 8, 2008, which was the last trading day prior to the date of the signing of the merger agreement, Pagemill calculated the transaction value of Centillium to be approximately $43,000,000 and implied common equity market value as adjusted for debt and cash (equity value plus debt less cash) of Centillium to be approximately $4,316,000. Pagemill also calculated that the fully diluted shares issued to the stockholders and vested and unvested in-the-money option holders of Centillium would be an aggregate of 15.7% of the total TranSwitch common stock and common stock equivalents based on share information contained in public filings by TranSwitch.

Centillium and TranSwitch Historical Stock Price Analysis. Pagemill reviewed general background information concerning Centillium and TranSwitch, including recent financial and operating results and outlook, the price performance of Centillium and TranSwitch common stock over the previous 18 months relative to each other and the S&P 500 Index, and the stock price and volume over selected periods and the stock trading history of Centillium and TranSwitch common stock. It was noted that the technology-heavy Nasdaq Composite Index fell more than 20% between October 2007 and March 2008 and that the prices of many small capitalization technology companies fell even more during the same period.

Pagemill reviewed and analyzed the consideration to be received by holders of Centillium common stock pursuant to the merger agreement, which consists of $15,000,000 in cash and 25,000,000 shares of TranSwitch common stock in exchange for all Centillium common stock and vested and unvested in-the-money options, in relation to the closing price of Centillium common stock on July 8, 2008, which was the last trading day prior to the date of the signing of the merger agreement; and the average closing prices of Centillium common stock for the last 30 days, the last six months, the last twelve months, referred to herein as LTM, and the last eighteen months prior to July 8, 2008. This analysis indicated that the price per share to be paid to the holders of shares of Centillium common stock pursuant to the merger agreement represented:

•	a premium of 64% based on the closing price of $0.63 per share on July 8, 2008;

•	a premium of 41% based on the average closing price of $0.73 per share for the 30 day period prior to July 8, 2008;

•	a premium of 36% based on the average closing price of $0.76 per share for the six month period prior to July 8, 2008;

•	a discount of (10)% based on the average closing price of $1.15 per share for the twelve month period prior to July 8, 2008; and

•	a discount of (28)% based on the average closing price of $1.43 per share for the eighteen month period prior to July 8, 2008.

Analysis of Selected Publicly Traded Companies. Pagemill compared certain financial information and commonly used valuation measurements for Centillium to corresponding information and measurements for a group of ten publicly traded small and medium size communications semiconductor device companies, consisting of Conexant Systems, Inc., Applied Micro Circuits Corp., Gennum Corporation, Pericom Semiconductor Corp., PLX Technology, Inc., Zarlink Semiconductor, Inc., Mindspeed Technologies, Inc., Exar Corp., Hifn, Inc., and Ikanos Communications, Inc., which are collectively referred to in this discussion as the Selected Companies, as well as for TranSwitch. These financial information and valuation measurements included, among other things: ratio of common equity market value as adjusted for debt and cash, which is referred to in this discussion as Enterprise Value, to revenues. Neither Centillium nor TranSwitch had positive earnings per share, which is referred to in this discussion as EPS, for any of the periods examined, so it was not possible to utilize that measure of financial performance. To calculate the trading multiples for Centillium, Pagemill used Centillium’s publicly available information concerning historical financial performance and estimates from equity research analysts of Centillium’s revenues for calendar 2008 and 2009. To calculate the trading multiples for the Selected Companies and TranSwitch, Pagemill used publicly available information concerning historical and projected financial performance, including published historical financial information and estimates reported by selected equity research analysts. For each metric, from the range of values for the Selected Companies, Pagemill selected mean and median values that yielded the ranges of multiples set forth in the following table:

Multiple	Mean and Median Multiples
Enterprise Value as a multiple of actual 2007 revenues	0.9x to 1.2x
Enterprise Value as a multiple of estimated 2008 revenues	0.7x to 1.0x
Enterprise Value as a multiple of estimated 2009 revenues	0.7x to 0.9x

The Enterprise Value of Centillium on July 8, 2008 was ($16,700,000). Because this value was negative (meaning that the common equity market value of Centillium calculated using the closing price on July 8, 2008, was less than the cash on hand), it was not possible to calculate an implied value for Centillium using this approach.

None of the Selected Companies is identical to Centillium. Accordingly, Pagemill believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, which are reflected in the Pagemill Opinion, concerning differences in financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies.

Analysis of Selected Precedent Transactions. Pagemill reviewed the financial terms, to the extent publicly available, of 10 merger and acquisition transactions that it deemed comparable to the transactions between Centillium and TranSwitch, which are referred to in this discussion as the Selected Precedent Transactions. Pagemill selected these transactions by searching SEC filings, news stories, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions that were announced between August 1, 2006 and July 8, 2008;

•	transactions involving target companies, producing communications or other types of semiconductor devices, deemed comparable to Centillium;

•	transactions involving public target companies and public acquiring companies; and

•	transactions with a transaction value of less than $500 million.

The Selected Precedent Transactions reviewed were:

Date Announced	Acquirer	Target
4/3/08	Diodes Incorporated	Zetex plc
3/9/08	Triquint Semiconductor Inc.	WJ Communications Inc.
2/3/08	Freescale Semiconductor Inc.	Sigmatel Inc.
12/10/07	STMicoelectronics NV	Genesis Microchip Inc.
10/7/07	Spansion Inc.	Saifun Semiconductors Ltd.
5/7/07	Exar Corp.	Sipex Corp.
1/1/07	Fairchild Semiconductor Int. Inc.	System General Corp.
11/6/06	NVIDIA Corporation	PortalPlayer Inc.
10/24/06	Microsemi Corp.	PowerDsine Ltd.
8/14/06	Sirenza Microdevices Inc.	Micro Linear Corp.

For each of the Selected Precedent Transactions, Pagemill calculated and compared transaction value as a multiple of LTM revenues. Centillium did not have positive earnings before interest, taxes, depreciation, and amortization, which are referred to in this discussion as EBITDA, or net income, so no attempt was made to utilize those measures of financial performance. From the range of values for the Selected Precedent Transactions, Pagemill selected the mean and median values, which resulted in the range set forth in the following table:

Multiple	Mean and Median Multiples
Transaction value as a multiple of LTM revenue	1.9x to 3.1x

By way of comparison, the transaction value for Centillium derived from the offer from TranSwitch, as of July 8, 2008, implied a multiple of LTM revenue of 2.3x, excluding revenue from the divested digital subscriber line or DSL business.

All multiples for the Selected Precedent Transactions were based on public information available at the time of the announcement of each transaction, without taking into account differing market and other conditions during the period in which the Selected Precedent Transactions occurred.

Because the reasons for, and circumstances surrounding, each of the Selected Precedent Transactions were so diverse, and due to the inherent differences between the operations and financial condition of Centillium and the companies involved in the Selected Precedent Transactions, Pagemill believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, which are reflected in the Pagemill Opinion, concerning differences among the characteristics of these transactions and the merger that could affect the value of the subject companies and businesses and Centillium.

Contribution Analysis. Pagemill performed a contribution analysis in which it analyzed and compared the relative implied contributions of Centillium and TranSwitch to the combined company on a percentage basis based on:

•	actual revenues for calendar year 2007 and estimated calendar year 2008 and 2009 revenues; and

•	actual gross profit for calendar year 2007 and estimated calendar year 2008 and 2009 gross profit.

For purposes of this analysis, Pagemill reviewed the fully diluted Enterprise Value of Centillium and TranSwitch, respectively, on July 8, 2008, used selected equity research analyst estimates of Centillium’s revenues and gross profit for calendar 2008 and 2009, and used publicly available equity research analyst estimates of TranSwitch’s revenues and gross profit for calendar 2008 and 2009. Neither Centillium nor TranSwitch had positive EBITDA or net income, so it was not possible to utilize those measures of financial performance. The Enterprise Value of Centillium on July 8, 2008 was ($16,700,000) and, because this value was negative, it was not possible to calculate an implied value for Centillium using this approach. However, the market capitalizations of Centillium and TranSwitch on July 8, 2008, were 15.0% and 85.0%, respectively, of the implied market capitalization calculated by adding the market capitalization of Centillium and the market capitalization of TranSwitch and these percentages were compared to the estimated post-closing ownership of the stockholders of the respective companies at 15.7% and 84.3%, respectively, without consideration of the cash element of the transactions.

Pro Forma Financial Analyses. Pagemill analyzed pro forma effects resulting from the impact of the transaction on the projected earnings per share of the combined company for calendar years 2008 and 2009 using publicly available Wall Street estimates. Without considering any synergies that management estimates the combined company may realize following consummation of the transaction or any transaction related expenses, Pagemill determined that the transaction could be neutral for calendar year 2008 and 2009 to the projected stand-alone earnings per share of TranSwitch. Pagemill discussed with the Centillium board of directors the view of management of TranSwitch that expected transaction synergies were anticipated to result in accretion to TranSwitch stand-alone earnings per share following the transaction.

Analysis of Premiums Paid. Pagemill reviewed the median premiums paid in 30 U.S. merger and acquisition transactions involving technology companies and announced from February 2007 through June 2008, which are referred to in this discussion as the U.S. Transactions. Pagemill selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Pagemill compared the acquisition price to the closing price of the target’s common stock on the trading day prior to the date of the announcement of each transaction, on the trading day on week prior to the date of the announcement of each transaction and the trading day one month prior to the date of the announcement of each transaction. Pagemill then examined the mean and median premiums for one day, one week, and one month; the results are set forth in the following table:

Selected Transactions	Range of Mean and Median Multiples
U.S. Transactions	29% to 41%

By way of comparison, the range of premiums for Centillium derived from the offer from TranSwitch, as July 8, 2008, was 12% to 64%, for the same periods of one day to one month.

All premiums for the Selected Transactions were based on public information available at the time of announcement of each transaction, without taking into account differing market and other conditions during the period during which the Selected Transactions occurred.

The foregoing summary describes all analyses and factors that Pagemill deemed material in its presentation to Centillium’s board of directors, but is not a comprehensive description of all analyses performed and factors considered by Pagemill in connection with preparing the Pagemill Opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Pagemill believes that its analyses must be considered as a whole and that considering any portion of its analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the Pagemill Opinion. In arriving at its fairness determination, Pagemill did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Pagemill utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Pagemill to provide its opinion to Centillium’s board of directors as to the fairness of the merger consideration, from a financial point of view, to the holders of the outstanding shares of Centillium common stock, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Pagemill made, and was provided by Centillium’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Centillium’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Centillium or its advisors, neither Centillium nor Pagemill nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were determined through negotiations between Centillium and TranSwitch and were approved by Centillium’s board of directors. Although Pagemill provided advice to Centillium during the course of these negotiations, the decision to enter into the merger was solely that of Centillium’s board of directors. As described above, the opinion and presentation of Pagemill to Centillium’s board of directors were only one of a number of factors taken into consideration by Centillium’s board of directors in making its determination to approve the merger. The Pagemill Opinion was provided to Centillium’s board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of Centillium common stock as to how to vote with respect to the merger.

Centillium selected Pagemill as exclusive financial advisor in connection with the merger based on Pagemill’s qualifications, expertise, reputation and experience in merger and acquisitions. Centillium has retained Pagemill pursuant to a letter agreement dated August 21, 2007. On February 13, 2008, Centillium divested its DSL product line to Ikanos Communications, Inc., in a transaction arranged by Pagemill and for which Pagemill was paid a success fee of $720,000. As compensation for Pagemill’s services in connection with the transaction with TranSwitch, Centillium paid Pagemill a cash fee of $150,000 upon delivery of the Pagemill Opinion and has agreed to pay Pagemill an additional cash fee equal to 1.75% of the aggregate value of the merger consideration upon consummation of the merger. The cash fee payable upon consummation of the merger will be calculated based on the aggregate value of the merger consideration on the average closing price over the 10 consecutive trading days up to and including the second trading day immediately prior to the closing date of the merger. Based on the closing price of TranSwitch common stock on August 10, 2008, the cash fee payable upon consummation of the merger would be $568,750. Centillium has also agreed to indemnify Pagemill and certain related persons to the fullest extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

Pagemill is a recognized investment banking firm and is engaged in the valuation of businesses and their securities in connection with merger and acquisitions, private placements and valuations for employee compensation, asset allocation and other purposes. Pagemill has in the past met with executives of TranSwitch to discuss strategic opportunities and potential business combinations with industry participants, including with Centillium. Pagemill may provide investment and commercial banking services to TranSwitch and Centillium in the future, for which Pagemill would expect to receive compensation.

TranSwitch’s Reasons for the Merger

The TranSwitch board of directors has unanimously approved the merger agreement at a special telephonic meeting held on July 9, 2008, and has determined that the merger agreement and the merger is in the best interests of TranSwitch and its stockholders. In reaching this decision, the TranSwitch board considered the financial performance and condition, business operations and prospects of each of TranSwitch, Centillium and the combined company, the terms and conditions of the merger agreement and the ancillary documents, the results of the due diligence investigation conducted by TranSwitch’s management, accountants and legal counsel, and the analysis of TranSwitch’s legal and financial advisors, including Thomas Weisel Partners.

The TranSwitch board of directors also considered a number of potential benefits of the merger, including those listed below:

•	the merger is expected to be accretive to stockholders of the combined company within the first 12 months of combined operations;

•	the merger creates a larger company with greater scale in revenue, customer reach, and product offering;

•	the merger is expected to result in a combined company with a leadership position in carrier Ethernet, broadband access, voice-over-IP, and passive optical networking;

•	the merger brings together two companies with complementary cultures that are committed to innovation and have demonstrated track records of execution;

•	the direct and indirect sales presences of the two companies are complementary and will provide an increased global presence for TranSwitch;

•	the merger enhances TranSwitch’s technical expertise through the addition of Centillium’s technical personnel and other employees; and

•

the merger is expected to increase operational efficiency and lower design and engineering costs for customers, accelerate development and delivery of new and innovative products to the marketplace and create opportunities for cost reduction through the elimination of redundant overhead expenses and public company costs.

The TranSwitch board of directors also considered a number of potentially negative factors, including those listed below:

•

the risk that the value of the Centillium business could decline after the execution of the merger agreement, particularly in light of the fact that the merger consideration would not be adjusted to reflect declines in the market price of Centillium common stock;

•

the risk that, notwithstanding TranSwitch’s positive history in successfully integrating prior acquisitions, the potential benefits of the merger would not be realized fully as a result of challenges the companies might face in integrating their technology, personnel and operations, as well as general industry-wide or economic conditions or other factors;

•

the risk that, if the merger is not consummated, TranSwitch’s management would have devoted substantial time and resources to the combination at the expense of attending to and growing TranSwitch’s business or other business opportunities;

•	the risk associated with the additional demands that the acquisition of Centillium would place on management; and

•

the potential adverse impact on the resale of additional shares of TranSwitch capital stock into the stock market after the closing, which could have the effect of putting downward pressure on the trading price of TranSwitch common stock.

The foregoing list comprises the material factors considered by the TranSwitch board of directors in its consideration of the merger. In view of the variety of factors and information considered, the TranSwitch board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision. Rather, the decision was made after consideration of all of the factors as a whole. In addition, individual members of the TranSwitch board of directors may have given different weight to different factors.

Interests of Centillium’s Executive Officers and Directors in the Merger

Some of the directors and executive officers of Centillium have interests in the merger that are different from, and may be in addition to, your interests as a Centillium stockholder. The Centillium board of directors was aware of and considered these interests when it considered and unanimously approved the merger agreement. These interests include the following:

Appointment of Directors and Executive Officers

Pursuant to the merger agreement, TranSwitch has agreed to designate Faraj Aalaei and Sam Srinivasan to the board of directors of TranSwitch following the merger. Certain of Centillium’s other officers may be offered employment with TranSwitch. No agreements have been entered into and no terms, conditions, or understandings have been finalized regarding continued employment with either Mr. Aalaei or any of Centillium’s other officers.

Stock Ownership and Voting Power

As of August 25, 2008, the directors and chief financial officer of Centillium collectively owned approximately 4.0% of the total outstanding common stock of Centillium (12.5% including vested stock options) entitled to vote at the special meeting. In connection with the execution of the merger agreement, these persons entered into voting agreements agreeing to vote for the merger.

Stock Options and Severance Agreements

Substitution of Current Centillium Options. The executive officers and directors of Centillium have received grants of stock options under Centillium’s various stock option plans. Pursuant to the terms of the applicable stock option plan and the merger agreement, each outstanding Centillium stock option, including those held by Centillium executive officers and directors, that is unvested and has an exercise price that is greater than the per share value of the consideration to be paid by TranSwitch and each outstanding Centillium stock option, including those held by Centillium executive officers and directors, that is vested and has an exercise price of less than $5.00 per share will be converted into an option to acquire TranSwitch common stock. For more detail on the conversion of the Centillium stock options, see “The Merger Agreement—Effect on Capital Stock and Eligible Derivative Securities—Equity Awards; Company ESPP.”

Acceleration of Executive Officer and Director Options. All option holders, including the directors and officers of Centillium that are option holders, holding Centillium stock options that will not be assumed or substituted by TranSwitch will be entitled to acceleration of all of such options.

Executive Officers’ Restricted Stock Units and Restricted Stock. Upon consummation of the merger, restricted stock units issued to executive officers under Centillium’s various plans will be converted into restricted stock units with respect to shares of TranSwitch common stock. Upon consummation of the merger, outstanding restricted stock issued to executive officers that is unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement shall be exchanged for consideration that is unvested and subject to the same repurchase option, risk of forfeiture or other condition. As of August 25, 2008, Mr. Aalaei and Ms. Reddick had been issued 49,500 and 27,250 restricted stock units respectively. As of August 25, 2008, Mr. Aalaei had been issued 22,500 shares of restricted stock.

Acceleration of Directors’ Outstanding Shares of Restricted Stock. Upon consummation of the merger, outstanding shares of restricted stock granted to non-employee members of the board of directors for their service as directors shall be fully vested. Each of Centillium’s independent directors holds 5,000 shares of restricted stock.

The following table identifies, for each Centillium executive officer and director as of August 25, 2008, the aggregate number of shares of his or her vested and unvested Centillium stock options, the aggregate number of shares subject to his or her outstanding unvested Centillium stock options that will become fully vested and exercisable immediately prior to the closing of the merger, the weighted average exercise price of his or her Centillium stock options that will be accelerated immediately prior to the closing of the merger and the value of such accelerated stock options based on the difference between the exercise price and the market price of Centillium shares on August 25, 2008, the weighted average exercise price of his or her collective vested and unvested Centillium stock options, and the intrinsic value of all such stock options. The following table assumes a per share merger consideration value of $0.79.

Name and Title	Aggregate Shares Subject to Outstanding Stock Options(1)	Aggregate Shares Subject to Unvested Stock Options to be Accelerated	Weighted Average Exercise Price of Unvested Stock Options to be Accelerated	Value of Unvested Stock Options to be Accelerated(2)	Weighted Average Exercise Price of All Stock Options	Value of All Stock Options(3)
Faraj Aalaei, Director, Chief Executive Officer	2,869,000	—	—	—	$4.58	—
Kamran Elahian, Chairman of the Board of Directors	539,000	5,000	$0.80	—	$12.25	—
Linda C. Reddick, Chief Financial Officer	58,000	—	—	—	$2.40	—
Jere Drummond, Director	225,000	5,000	$0.80	—	$7.39	—
Robert C. Hawk, Director	232,000	5,000	$0.80	—	$6.14	—
Sam Srinivasan, Director	165,000	5,000	$0.80	—	$2.39	—

(1)	Number includes all vested and unvested options held by the executive officer or director.

(2)	Calculated by multiplying the shares subject to unvested stock options by the difference between the fair market value of shares of Centillium common stock on August 25, 2008 and the weighted average exercise price of such unvested stock options.

(3)	Calculated by multiplying the shares subject to all stock options by the difference between the fair market value of shares of Centillium common stock on August 25, 2008 and the weighted average exercise price of such stock options.

Change of Control Severance Agreement with Kamran Elahian, Centillium’s Chairman

During 2000, Centillium entered into a change of control severance agreement with Kamran Elahian, its Chairman. Under the terms of the amended agreement, if within 18 months following a change of control, as defined in the agreement, (1) Mr. Elahian terminates his employment with Centillium for good reason, as defined in the agreement, or (2) Centillium terminates his employment without cause, as defined in the agreement, or (3) he dies or terminates employment due to becoming disabled, as defined in the agreement, then:

•	All of Mr. Elahian’s outstanding options to purchase shares of its common stock shall immediately vest and become exerciseable; and

•	All shares of its common stock held by Mr. Elahian subject to a right of repurchase shall immediately vest and such right of repurchase shall lapse.

Change of Control Severance Agreement with Faraj Aalaei, Centillium’s Chief Executive Officer

During 2000, Centillium entered into a change of control severance agreement with Faraj Aalaei, its Chief Executive Officer, which was subsequently amended in 2002. Under the terms of the amended agreement, if within 18 months following a change of control, as defined in the agreement, (1) Mr. Aalaei terminates his employment with Centillium for good reason, as defined in the agreement, or (2) Centillium terminates his employment without cause, as defined in the agreement, or (3) he dies or terminates employment due to becoming disabled, as defined in the agreement, then:

•

Mr. Aalaei will be entitled to receive a lump sum severance payment equal to $1,500,000 (representing 200% of an assumed annual base salary of $375,000 and 200% of an annual target bonus equal to an assumed annual base salary of $375,000);

•

All of Mr. Aalaei’s outstanding options to purchase shares of its common stock shall immediately vest and become exerciseable, and Mr. Aalaei shall have a period of five years following the change in control to exercise vested options at the time of, or which vest as a result of, the change in control;

•	All shares of its common stock held by Mr. Aalaei subject to a right of repurchase shall immediately vest and such right of repurchase shall lapse; and

•

Mr. Aalaei will be entitled to company-paid health, dental, vision, long-term disability and life insurance benefits at the same level of coverage as was provided to Mr. Aalaei immediately prior to the change of control and at the same ratio of the company premium payment to employee premium payment as was in effect immediately prior to the change of control, until the earlier of (i) twelve months from the date of termination, or (ii) the date upon which Mr. Aalaei becomes covered under another employer’s group health, dental, vision, long-term disability or life insurance plans.

Change of Control Severance Agreement with Linda C. Reddick, Centillium’s Chief Financial Officer

In February 2007, Centillium entered into a change of control severance agreement with Linda C. Reddick, its then interim Chief Financial Officer. Under the terms of her agreement, if within 18 months following a change of control, as defined in the agreement, (1) Ms. Reddick terminates her employment with Centillium for good reason, as defined in the agreement, or (2) Centillium terminates her employment without cause, as defined in the agreement, then:

•

Ms. Reddick would be entitled to receive a lump sum severance payment equal to $205,000 (representing 100% of her annual base salary in effect immediately prior to the change of control), or her annual base salary in effect at the time of her termination, whichever was greater;

•	The vesting of her initial grant of options to purchase 30,000 shares of its common stock would be accelerated by six months;

•	The vesting of any options or restricted stock units (or other similar equity grant) granted after the date of this agreement would be accelerated by one year; and

•

Ms. Reddick would be entitled to receive company-paid health, dental and vision benefits at the same level of coverage as were provided to her immediately prior to the change of control and at the same ratio of company premium payment to employee premium payment as was in effect immediately prior to the change of control, until the earlier of (i) twelve months from the date of termination, or (ii) the date upon which Ms. Reddick becomes covered under another employer’s group health, dental or vision plans.

Change of Control Severance Agreement with Other Officers

Centillium has entered into change of control severance agreements with certain of its vice presidents, Daniel M. Jochnowitz, Hassan Parsa, Sudhir Chandratreya and Kris Shankar, which provide substantially the same benefits as provided for in Ms. Reddick’s agreement described above, except for her right to accelerated vesting of her initial option grant.

Directors and Officers Indemnification and Insurance

TranSwitch has agreed that for six years after completion of the merger, it will and will cause its subsidiary surviving the merger to:

•

Honor and fulfill in all respects the obligations of Centillium and its subsidiaries under any and all indemnification contracts between Centillium or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Centillium or any of its subsidiaries prior to the completion of the merger.

•

Cause the certificate of incorporation and bylaws (and other similar organizational documents) of the surviving entity and its subsidiaries to contain provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of Centillium and its subsidiaries as of the date of the merger agreement, and during that six year period, those provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by those provisions.

TranSwitch also agreed to purchase a six-year “tail” prepaid policy on the Company’s existing directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the completion of the merger, covering each person covered by that existing insurance on terms and conditions no less favorable, in the aggregate, than that existing insurance. TranSwitch and the surviving entity must maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder; provided, however, that TranSwitch and the surviving entity will not be obligated to pay in excess of three times the amount paid by Centillium for coverage for its last full fiscal year, provided that if the cost of such “tail” insurance coverage exceeds the amount paid by Centillium, TranSwitch and the surviving entity will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. If TranSwitch or the surviving entity or any of its successors or assigns (i) consolidates with or merge into any other entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any entity, then, and in each such case, TranSwitch or the surviving entity shall make proper provisions so that the successors and assigns of such surviving corporation shall expressly assume all of the obligations of TranSwitch and the surviving entity with respect to Centillium’s directors’ and officers’ indemnification and insurance. Neither TranSwitch nor the surviving entity may terminate, amend or otherwise modify its obligations with respect to Centillium’s directors’ and officers’ indemnification and insurance without the prior written consent of such affected current or former directors or officers or other person who is a beneficiary under the “tail” policy.

Material U.S. Federal Income Tax Consequences of the Mergers

The following discussion summarizes the material U.S. federal income tax consequences of the first merger and the second merger applicable to a holder of shares of Centillium common stock that receives merger consideration, pursuant to the terms of the merger agreement. This discussion is based upon the Internal Revenue Code of 1986, as amended, referred to herein as the Code, Treasury Regulations, judicial authorities and published positions of the Internal Revenue Service, referred to herein as the IRS, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion is not a complete description of the U.S. federal income tax consequences of the mergers. The U.S. federal income tax laws are complex, and the tax consequences of the mergers can vary depending on each Centillium stockholder’s individual circumstances and tax status. This discussion is limited to Centillium stockholders that hold their shares of Centillium common stock and will hold their shares of TranSwitch common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). In addition, this discussion does not address all of the tax consequences that may be relevant to a particular holder of

Centillium common stock or to holders of Centillium common stock that are subject to special treatment under U.S. federal income tax laws, such as certain former citizens or residents of the United States, entities treated as partnerships, S corporations or other flow-through entities for U.S. federal income tax purposes, dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, persons who acquired their shares of Centillium common stock pursuant to the exercise of stock options or similar derivative securities, through a tax-qualified retirement plan or otherwise as compensation, U.S. persons (as defined below) whose functional currency is not the U.S. dollar, persons deemed to sell their Centillium common stock under the constructive sale provisions of the Code and persons who acquired Centillium common stock as part of a hedge, straddle, conversion or other risk reduction or constructive sale transaction.

In addition, this summary does not address the tax consequences of the mergers to holders of stock options or warrants to acquire Centillium common stock. Furthermore, this discussion does not address the tax consequences of the mergers under any state, local, foreign or other tax laws or any U.S. federal estate, gift, or alternative minimum tax considerations. TranSwitch has not requested, and does not plan to request, any rulings from the IRS concerning the mergers, and the statements in this registration statement are not binding on the IRS or any court.

This discussion is also limited to holders of Centillium common stock who are U.S. persons. For purposes of this discussion, the term “U.S. person” means:

•	an individual citizen or resident of the U.S.;

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (x) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (y) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds shares of Centillium common stock, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of a partnership that holds shares of Centillium common stock should consult their tax advisors.

EACH HOLDER OF CENTILLIUM COMMON STOCK SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS, AS WELL AS THE EFFECTS OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, IN LIGHT OF THE PARTICULAR CIRCUMSTANCES OF SUCH HOLDER.

Tax Consequences of the Mergers Generally. TranSwitch and Centillium have structured the mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to be tax-free to both TranSwitch and Centillium. Completion of the mergers is conditioned upon the receipt of a closing tax opinion from each of Pillsbury Winthrop Shaw Pittman LLP and Brown Rudnick LLP, that the first merger and the second merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The closing tax opinions will be given in reliance on customary representations and assumptions as to factual matters. The closing tax opinions are not, however, binding on the IRS. In the event that the representations or assumptions underlying the closing tax opinions are incorrect and the ultimate facts do not support reorganization treatment, the closing tax opinions cannot be relied upon.

Neither party intends to waive the closing condition relating to its receipt of the closing tax opinions from Pillsbury Winthrop Shaw Pittman LLP and Brown Rudnick LLP.

Neither party intends to obtain a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers.

Tax Consequences to TranSwitch, Sonnet, Haiku and Centillium. None of TranSwitch, Sonnet, Haiku or Centillium will recognize any gain or loss solely as a result of the mergers.

Tax Consequences to Centillium Stockholders. If the first merger and the second merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Centillium stockholders who do not perfect their appraisal rights will recognize gain, but not loss, upon exchanging their shares of Centillium stock for merger consideration in the first merger. The gain, if any, recognized will equal the lesser of:

•	the amount of cash received in the exchange; and

•	the amount of gain realized in the exchange.

The amount of gain realized in the exchange will equal the excess of:

•	the sum of the cash and the fair market value of the TranSwitch common stock received in the exchange; over

•	the tax basis of the shares of Centillium common stock surrendered in the exchange.

For this purpose, a Centillium stockholder must calculate gain or loss separately for each identifiable block of shares of Centillium common stock that the stockholder surrenders in the first merger. Because losses are not permitted to be recognized, a Centillium stockholder cannot offset a loss realized on one block of those shares against a gain recognized on another block of those shares. Any gain recognized generally will be capital gain and will be long-term capital gain if the shares of Centillium common stock exchanged have been held for more than one year as of the date of the first merger. Under current law, long-term capital gains are taxed at a preferential federal rate for non-corporate taxpayers. Short-term capital gains are taxed at ordinary income rates. A Centillium stockholder may be required to treat any gain recognized as a dividend, to the extent of the stockholder’s ratable share of earnings and profits, if the cash received is “essentially equivalent to a dividend.” Cash received will be “essentially equivalent to a dividend” if, based on the particular facts and circumstances, the interest of a Centillium stockholder in TranSwitch common stock after the mergers is not sufficiently reduced because, for example, the Centillium stockholder also owns, prior to the mergers, shares of TranSwitch common stock. The aggregate tax basis in the shares of TranSwitch common stock received pursuant to the first merger will be equal to the aggregate tax basis in the shares of Centillium common stock surrendered in the first merger, decreased by the amount of cash received and increased by the amount of gain, if any, recognized. The holding period of the shares of TranSwitch common stock received in the first merger by a holder of Centillium common stock will include the holding period of the shares of Centillium common stock that such holder surrendered in exchange therefor. Cash received in lieu of a fractional share of TranSwitch common stock, and gain recognized in connection with the receipt of such cash, are not taken into account in making the computations of gain realized or recognized or basis in the shares received. Rather, this cash and gain are treated as described below.

Centillium stockholders who owned at least five percent (by vote or value) of the total outstanding stock of Centillium are required to attach a statement to their tax returns for the year in which the merger is completed that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s Centillium common stock, the fair market value of such stock, and other information regarding the reorganization. Holders of Centillium common stock should consult their own tax advisors with respect to the applicability of this, any other tax reporting and any record keeping requirements to their particular circumstances.

If the IRS succeeded in any challenge that the mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then Centillium stockholders would be required to recognize gain or loss with respect to each share of Centillium stock surrendered in the first merger in an amount equal to the difference between the fair market value of the TranSwitch common stock and cash received in the first merger and the tax basis in that share of Centillium stock. In such case, Centillium stockholders would have an aggregate tax basis in the TranSwitch common stock received in the first merger equal to its fair market value and such shareholder’s holding period for the TranSwitch common stock would begin the day after the merger.

Receipt of Cash in Lieu of a Fractional Share. A holder of Centillium stock who receives cash in lieu of a fractional share of TranSwitch common stock generally will be treated as having received such fractional share pursuant to the first merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share. Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the first merger, the holding period for the fractional share (including the holding period for the share(s) of Centillium common stock surrendered therefor) is greater than one year.

Dissenting Stockholders and Appraisal Rights. A Centillium stockholder who perfects dissenters’ or appraisal rights with respect to such stockholder’s shares of Centillium common stock generally will recognize capital gain or loss equal to the difference between such stockholder’s tax basis in those shares and the amount of cash received in exchange for those shares. The tax consequences of cash received may vary depending upon the individual circumstances of the stockholder and other factors. Each holder of Centillium common stock who contemplates exercising statutory dissenters’ or appraisal rights should consult its tax advisor as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

Backup Withholding and Information Reporting. A Centillium stockholder may be subject to backup withholding at a rate of 28% on the consideration received in connection with the first merger, unless an exception applies or the Centillium stockholder furnishes its taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) and certifies under penalty of perjury that such number is correct and that such holder is not subject to backup withholding, and otherwise complies with all applicable requirements of the backup withholding rules. Amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. CENTILLIUM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND ANY PROPOSED TAX LAW CHANGES.

Accounting Treatment

TranSwitch intends to treat the merger as a purchase by TranSwitch of Centillium under U.S. generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of Centillium will be recorded, as of the completion of the merger, at the respective fair values, in the financial statements of TranSwitch. Financial statements and reported results of operations of TranSwitch issued after the completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Centillium.

Delisting and Deregistration

If the merger is completed, Centillium common stock will be delisted from the Nasdaq Capital Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Quotation on the Nasdaq Capital Market

The merger agreement provides that TranSwitch will cause the shares of TranSwitch common stock to be issued in the merger to be approved for trading on the Nasdaq Capital Market.

Appraisal Rights

Under Section 262 of the Delaware General Corporation Law, referred to herein as the DGCL, any holder of Centillium common stock who does not wish to accept the merger consideration and who does not wish to vote in favor of the merger may elect to exercise appraisal rights in lieu of receiving the merger consideration. A stockholder who exercises appraisal rights may petition the Delaware Court of Chancery to determine the “fair value” of his, her or its shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and receive payment of fair value in cash, together with a fair rate of interest, if any, to be paid as the Court determines in accordance with Section 262 of the DGCL. However, the stockholder must comply with the provisions of Section 262 of the DGCL.

The following discussion is a summary of the law pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Appendix D. All references in Section 262 of the DGCL to a “stockholder” and in this summary to a “stockholder” are to the record holder of the shares of Centillium common stock who exercises appraisal rights.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, as in the case of the merger agreement, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes such notice, and the applicable statutory provisions are attached to this proxy statement/prospectus as Appendix D. This summary of appraisal rights is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Appendix D. Any holder of Centillium common stock, who wishes to exercise appraisal rights or who wishes to preserve the right to do so, should review the following discussion and Appendix D carefully. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. If you lose your appraisal rights, you will be entitled to receive the merger consideration described in the merger agreement.

Stockholders wishing to exercise the right to seek an appraisal of their shares must do ALL of the following:

•

The stockholder must not vote in favor of the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the proposal, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal, abstain or not vote its shares;

•	The stockholder must deliver to Centillium a written demand for appraisal before the vote on the merger agreement at the special meeting;

•

The stockholder must continuously hold the shares from the date of making the demand through the effective time of the merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger; and

•

A petition must be filed in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger. The surviving company is under no obligation to file any petition and has no intention of doing so.

Neither voting, in person or by proxy, against, abstaining from voting on or failing to vote on the proposal to adopt and approve the merger agreement and the transactions contemplated thereby will constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Only a holder of record of shares of Centillium common stock may submit a written demand for appraisal. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates. The demand must reasonably inform Centillium of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.

If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:

CENTILLIUM COMMUNICATIONS, INC.

255 FOURIER AVENUE

FREMONT, CA 94539-7828

ATTENTION: CORPORATE SECRETARY

If the merger is completed, Centillium will give written notice of the effective time of the merger within ten days after such effective time to each former Centillium stockholder who did not vote in favor of the merger agreement and who delivered a written demand for appraisal in accordance with Section 262 of the DGCL. Within 120 days after the effective time of the first merger, but not later, either the surviving company or any dissenting holder or beneficial owner of stock who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Centillium common stock held by all dissenting stockholders. The surviving company is under no obligation to file any petition and has no intention of doing so. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the merger, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which Centillium has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to the stockholder within 10 days of receipt of the request. A beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may also ask the surviving company to send such owner the statement described above.

If a petition for appraisal is filed in a timely manner, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery Court for notation of the pendency of the appraisal proceedings and any stockholder who fails to comply with such direction may be dismissed from such proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Centillium common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with a fair rate of interest to be paid on the amount determined to be fair value in accordance with Section 262 of the DGCL and as the Delaware Chancery Court determines. Unless the court, in its discretion, sets a different interest rate for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective date of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery may determine the fair value to be more than, less than or equal to the consideration that the dissenting stockholder would otherwise receive under the merger agreement. If no petition for appraisal is filed within 120 days after the effective time of the merger, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement.

The Delaware Court of Chancery will determine the costs of the appraisal proceeding and will allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. However, costs do not include attorneys’ fees and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness fees, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration. A fairness opinion of an investment banking firm does not in any manner address fair value under Section 262 of the DGCL. No representation is made as to the outcome of any appraisal of fair value by the Delaware Court of Chancery.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the effective time of the first merger, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the first merger.

Any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw a demand for appraisal and accept the merger consideration by delivering to the surviving company a written withdrawal of the demand for appraisal, except that any attempt to withdraw made more than 60 days after the effective time of the first merger will require written approval of the surviving company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned on such terms as the Delaware Court of Chancery deems just. However, that court approval will not affect the right of any stockholder who has not commenced an appraisal proceeding (or joined that proceeding as a named party) to withdraw such stockholder’s demand for appraisal and accept the terms offered upon the merger within 60 days after the effective time of the first merger. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION FOR YOUR DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A CENTILLIUM STOCKHOLDER AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

THE MERGER AGREEMENT

This section contains material information pertaining to the merger agreement. The following summary is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is incorporated by reference and attached as Appendix A to this document. WE URGE YOU TO READ CAREFULLY THE FULL TEXT OF THE MERGER AGREEMENT. The voting agreements are described in the section “Voting Agreements” on page 104.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, at the completion of the first merger, Sonnet will merge with and into Centillium. Centillium will be the surviving corporation in the first merger. In accordance with Delaware law and subject to the terms and conditions of the merger agreement, immediately thereafter in the second merger, the surviving corporation will merge with and into Haiku. Haiku will be the surviving entity and will continue its corporate existence under the laws of Delaware under the name “Centillium Communications, Inc.” When the first merger and second merger are completed, the separate corporate existence of Centillium will terminate.

Throughout this proxy statement/prospectus and unless the context otherwise requires, references to the “merger” mean both the first merger and the second merger.

Completion of the Merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including the adoption and approval of the merger agreement and the transactions contemplated thereby by the stockholders of Centillium. The merger will become effective when duly executed and delivered certificates of merger are filed with the Secretary of State of the State of Delaware.

TranSwitch and Centillium are working to complete the merger as quickly as practicable and currently expect that the merger could be completed promptly after the special meeting of Centillium stockholders. However, TranSwitch and Centillium cannot predict the exact timing of the completion of the merger because it is subject to various conditions.

Merger Consideration

Form of Consideration. Upon completion of the merger, each outstanding share of Centillium common stock, excluding any treasury shares and any shares held by TranSwitch, its subsidiaries, or any dissenting stockholder, as well as certain outstanding options to purchase shares of Centillium common stock, will be converted into the right to receive the per share portion of $15 million in cash and 25 million shares of TranSwitch common stock. The exact amount that each holder would have the right to receive can not be calculated until the closing of the merger as such calculation will be based on the number of shares of Centillium common stock outstanding at the time of the closing, including certain outstanding options to purchase Centillium stock. This is referred to as the fully diluted capitalization. Based on Centillium’s fully diluted capitalization as of August 25, 2008, the record date, each outstanding share of common stock of Centillium, and certain outstanding options as further described below, would have the right to receive 0.5972 shares of TranSwitch common stock, which is referred to as the stock merger consideration, and $0.3583 in cash without interest, which is referred to as the cash merger consideration. The stock merger consideration, together with the cash merger consideration and any cash received in lieu of fractional shares, is referred to as the merger consideration. Centillium stockholders will receive cash in lieu of any fractional shares of TranSwitch common stock that would have otherwise been received in the merger. See “The Merger Agreement—Fractional Shares” beginning on page 92. Based on Centillium’s fully diluted capitalization on August 25, 2008 and TranSwitch’s average closing share price during the ten trading days ending August 25, 2008, each recipient of merger consideration would receive approximately $0.79 of value per share. In the case of holders of Centillium options that are eligible to receive merger consideration, the per share merger consideration value will be reduced by the applicable option’s exercise price per share, as well as any required tax withholding amounts.

After completion of the merger, Centillium stockholders will own approximately 16% of TranSwitch’s outstanding common stock.

Treatment of Centillium Stock Options. As a result of the merger, outstanding Centillium stock options that have an exercise price below the per share merger consideration value, including stock options held by executive officers and directors of Centillium, will be entitled to receive a proportionate share of the merger consideration. The number of shares of TranSwitch stock that each such Centillium optionholder will be entitled to is determined by the option exchange ratio set forth in the merger agreement. Outstanding Centillium stock options that are (i) unvested and exercisable at a price per share that is greater than the per share merger consideration value, or (ii) vested and exercisable at a price per share that is greater than the per share merger consideration value but less than $5.00 will be converted into the right to receive options to purchase shares of TranSwitch common stock. Such options are referred to as rollover options. Each rollover option will be converted into the right to receive the number of shares subject to the rollover option multiplied by the option exchange ratio, rounded down to the nearest whole share. The new exercise price per share for each replacement TranSwitch stock option will equal the aggregate exercise price of the rollover stock option divided by the number of shares of TranSwitch common stock subject to the replacement option, rounded up to the nearest whole cent.

The option exchange ratio is equal to the per share merger consideration value minus the per share exercise price for the Centillium option, divided by the per share merger consideration value. The per share merger consideration value will be calculated using the average of the closing prices for a share of TranSwitch common stock on the Nasdaq Capital Market for the ten trading days ending on the third trading day prior to the closing, referred to herein as the TranSwitch closing average. As a result, the exchange ratio for determining the option exchange ratio will not be fixed until three days before closing. Stockholders as of the record date who are also optionholders may not know the option exchange ratio before submitting their vote on the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Because the market price of TranSwitch common stock fluctuates, the value of the stock options to purchase TranSwitch common stock that Centillium optionholders will receive in the merger may be greater or less than the value received by Centillium stockholders.

All other outstanding Centillium options will not be assumed or substituted by TranSwitch, and will be canceled.

Treatment of Centillium Restricted Stock held by Directors. Immediately prior to the effective time of the merger, all shares of restricted stock held by the directors of Centillium will vest.

TranSwitch Stock. Each share of TranSwitch common stock issued and outstanding at the time of the merger will remain issued and outstanding and those shares will be unaffected by the merger. As of the closing, current TranSwitch stockholders will own approximately 84% and current Centillium stockholders will own approximately 16% of the combined company’s outstanding shares on a fully diluted basis.

Procedures for Exchanging Centillium Common Stock Certificates. Promptly after the effective time of the merger, Computershare Limited, as the exchange agent for the merger, will establish an exchange fund to hold the merger consideration to be paid to Centillium stockholders in connection with the merger. The exchange fund will consist of shares of TranSwitch common stock, the cash portion of the merger consideration and cash to be paid in lieu of fractional shares of TranSwitch common stock.

As promptly as practicable following the completion of the merger, the exchange agent will mail to each record holder of Centillium common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates or book-entry shares in exchange for the cash consideration and shares of TranSwitch common stock. Upon proper surrender of Centillium stock certificates or book-entry shares in accordance with the exchange agent’s instructions, the holder of such Centillium stock certificates or book-entry shares will be entitled to receive book-entry shares representing the number of whole shares of TranSwitch common stock issuable to such holder pursuant to the merger, the cash portion of the merger consideration issuable to such holder pursuant to the merger and cash in lieu of any fractional share of TranSwitch common stock issuable to such holder. The surrendered certificates representing Centillium common stock will be canceled.

After the effective time of the merger, each certificate and book-entry share representing shares of Centillium common stock that has not been surrendered will represent only the right to receive shares of TranSwitch common stock issuable pursuant to the merger, the cash portion of the merger consideration and cash in lieu of any fractional share of TranSwitch common stock to which the holder of any such certificate is entitled, and any unpaid dividends and distributions as further described below. No interest shall be paid or accrued on any cash constituting the merger consideration (including any cash in lieu of fractional shares) or any such unpaid dividends and distributions payable to holders of Centillium stock certificates or book-entry shares.

Any holder or former holder of Centillium common stock may be subject to withholding under the Internal Revenue Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

HOLDERS OF CENTILLIUM COMMON STOCK SHOULD NOT SEND IN THEIR CENTILLIUM STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF CENTILLIUM STOCK CERTIFICATES.

Adjustment to Merger Consideration

Holders of certificates previously representing Centillium common stock will not be paid any dividends or distributions with a record date after the consummation of the merger until their Centillium stock certificates are surrendered for exchange. When the certificates are surrendered, any such unpaid dividends declared by TranSwitch will be paid without interest.

In the event TranSwitch or Centillium changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of TranSwitch common stock or Centillium common stock issued and outstanding prior to the closing as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding TranSwitch common stock or Centillium common stock and the record date is prior to the closing, the merger consideration will be proportionately and appropriately adjusted.

Fractional Shares

No fractional shares of TranSwitch common stock will be issued in connection with the merger and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Centillium after the merger. Instead, each holder of shares of Centillium common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of TranSwitch common stock will receive an amount of cash (without interest) determined by multiplying the fractional share interest to which such stockholder would otherwise be entitled by the average of the last sale prices of TranSwitch common stock, as reported on the Nasdaq Capital Market, for the ten trading days ending on the third trading day immediately preceding the closing, rounded to the nearest whole cent.

Representations and Warranties

The merger agreement contains customary representations and warranties made by TranSwitch, Sonnet and Haiku on the one hand, and Centillium on the other, relating to their respective businesses, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger or termination of the merger agreement, as further described below. The representations and warranties of each of TranSwitch, Sonnet and Haiku and Centillium have been made solely for the benefit of the other party and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk between the parties, may have been modified by the disclosure schedules attached to the merger agreement, are subject to the materiality standard described in the merger agreement, which may differ from what may be viewed as material by you, will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement, and were made only as of the date of the merger agreement or another date as is specified in the merger agreement.

Centillium made a number of representations and warranties to TranSwitch, Sonnet and Haiku in the merger agreement, including representations and warranties relating to the following matters:

•	corporate organization, qualifications to do business and corporate standing;

•	ownership of subsidiaries;

•	corporate power and authority to enter into the merger agreement and the transactions contemplated thereby;

•	capitalization;

•

absence of any conflicts with organizational documents, notices or consents of governmental authorities required, violation or breach of any obligations, or applicable laws as a result of entering into the merger agreement and the transactions contemplated thereby;

•	information relating to Centillium included in this proxy statement/prospectus and the registration statement on Form S-4;

•	SEC filings and the financial statements contained in those filings, compliance with Nasdaq and sufficiency of internal controls;

•	absence of undisclosed liabilities;

•	absence of certain changes or events since March 31, 2008;

•	material contracts and the absence of breaches of material contracts;

•	compliance with applicable laws and reporting requirements;

•	permits;

•	legal proceedings;

•	valid issuance of options and restricted stock;

•	taxes and tax returns;

•	environmental liability;

•	employee benefit programs;

•	labor and employment matters;

•	real, leased and personal property;

•	intellectual property;

•	customers;

•	insurance;

•	related party transactions;

•	broker’s fees;

•	receipt of opinion of financial advisor;

•	state takeover laws;

•	illegal payments;

•	tax treatment;

•	export controls; and

•	Centillium’s rights plan.

TranSwitch, Sonnet and Haiku made a number of representations and warranties to Centillium in the merger agreement, including representations and warranties relating to the following subject matters:

•	corporate organization, qualifications to do business and corporate standing;

•	corporate power and authority to enter into the merger agreement and the transactions contemplated thereby;

•	capitalization;

•	information relating to TranSwitch, Sonnet and Haiku included in this proxy statement/prospectus and the related registration statement on Form S-4;

•	absence of undisclosed liabilities;

•	compliance with applicable laws and reporting requirements;

•

absence of any conflicts with organizational documents, notices or consents of governmental authorities required, violation or breach of any obligations, or applicable laws as a result of entering into the merger agreement and the transactions contemplated thereby;

•	SEC filings and the financial statements contained in those filings, compliance with Nasdaq and sufficiency of internal controls;

•	absence of certain changes or events since March 31, 2008;

•	legal proceedings;

•	employee benefit programs;

•	intellectual property;

•	tax treatment;

•	permits; and

•	illegal payments.

As noted above, significant portions of the representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the merger agreement, a material adverse effect means any change, event, circumstance or condition that has or results in a material adverse effect on the ability of TranSwitch or Centillium to consummate the transactions contemplated by the merger agreement or on the business, financial condition, assets, liabilities or results of operations of TranSwitch or Centillium, as applicable, and their respective subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a material adverse effect:

•	any failure by the party to meet any projections or forecasts or revenue or earnings predictions;

•	any change in the stock price or trading volume of Centillium common stock in the case of Centillium or TranSwitch common stock in the case of TranSwitch, in and of itself;

•

any change, effect or circumstance resulting from the announcement or pendency of the merger agreement or the consummation of the transactions contemplated by the merger agreement or the compliance with the terms of the merger agreement;

•	changes affecting any of the industries in which either TranSwitch or Centillium operates, to the extent they do not disproportionately affect TranSwitch or Centillium, as applicable;

•

changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect TranSwitch or Centillium, as applicable;

•	any action taken, or failure to take action, at the written request of TranSwitch or Centillium, as applicable;

•	change in any domestic (federal, state, local or municipal) or foreign law, statute, ordinance, rule, regulation, order, judgment or decree; or

•	changes to general accounting requirements.

Covenants under the Merger Agreement

Conduct of Centillium’s Business Pending the Merger. Centillium has agreed in the merger agreement that prior to the effective time of the merger, unless contemplated by the merger agreement or unless TranSwitch otherwise consents in writing, Centillium will, and will cause its subsidiaries to:

•	use commercially reasonable efforts to operate its business in the ordinary course in all respects and in compliance with all legal requirements;

•	pay its material debts when due;

•	pay or perform when due all obligations which individually or in the aggregate are material to Centillium;

•	work with TranSwitch to prepare and file self-disclosure regarding export controls; and

•

use commercially reasonable efforts to preserve its present business organization, keep the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, independent contractors and others.

In addition, Centillium agreed that prior to the effective time of the merger, unless contemplated by the merger agreement or unless TranSwitch otherwise consents in writing, Centillium will, and will cause its subsidiaries to, conduct its business in compliance with specific restrictions relating, among other things, to the following:

•	the amendment of its organizational documents, other than to effect a reverse stock split;

•	the declaration or payment of any dividends, or any other distributions, in respect of its capital stock, other than to effect a reverse stock split;

•

the split, combination or reclassification of any of its capital stock or other equity interests or the issuance, authorization or proposal to issue any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other equity interests, other than to effect a reverse stock split;

•	the redemption, purchase or other acquisition of shares of Centillium capital stock or other equity interests;

•

the issuance, delivery, award, grant or sale, or an agreement to do any of the foregoing, or the acceleration of the vesting of any shares of any class of capital stock or other equity interests of Centillium or its subsidiaries, subject to certain exceptions;

•

the entrance into, amendment, modification or consent to the termination of any agreement pursuant to which any other party is granted any joint or exclusive right, other than in the ordinary course of business consistent with past practice;

•

the incurrence of any indebtedness or the guarantee of any indebtedness, the issuance or amendment of any debt securities or warranties, the making of any loans, advances or capital contributions or encumbrance of material assets, in each case, other than in the ordinary course of business consistent with past practice, subject to certain exceptions;

•

except as may be required by applicable legal requirements, the entrance into, adoption, amendment (including acceleration of vesting), modification or termination of any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee, pay any special bonus or special remuneration to any director, officer or employee, or pay any benefit not required by any plan or arrangement as in effect as of the date hereof, in each case except in the ordinary course of business consistent with past practices;

•	forgive any loans to any employees, officers or directors;

•	enter into any collective bargaining agreement;

•

acquire, sell, lease, license or dispose of any material property or material assets in any single transaction or series of related transactions, except either (i) transactions pursuant to existing contracts or (ii) the sale of goods or grants of non-exclusive licenses with respect to intellectual property in the ordinary course of business;

•	except as may be required as a result of a change in applicable legal requirements or in GAAP, make any material change in any of the accounting principles or practices used by Centillium;

•	make or change any material tax election (unless required by applicable legal requirements), settle or compromise any material federal, state, local or foreign income tax liability;

•	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) or modify, amend or exercise any right to renew any lease or sublease of real property;

•	grant any exclusive rights with respect to any material intellectual property, or divest any material intellectual property;

•	acquire (by merger, consolidation or acquisition of stock or assets) any other person or any equity interest therein;

•	enter into any contract other than in the ordinary course of business which would be reasonably expected to result in a Centillium material adverse effect;

•	authorize, incur or commit to incur any new capital expenditure(s) other than as required pursuant to existing Contracts which individually exceed $50,000 or, in the aggregate, exceed $500,000;

•

enter into any agreement or arrangement that limits or otherwise restricts in any material respect or that would reasonably be expected to limit or restrict in any material respect from engaging or competing in any material line of business, in any location or with any person, other than modifications, renewals or extensions of agreements or arrangements (provided that such modifications, renewals or extensions do not materially increase limitations or restrictions on business);

•

settle or compromise any pending or threatened legal proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise);

•	effect any material write-down or write-off of inventory, notes or accounts receivable other than in the ordinary course of business consistent with past practice;

•	fail to use all commercially reasonable efforts to maintain in full force and effect insurance coverage substantially similar to insurance coverage maintained on the date hereof;

•	enter into, modify, amend or terminate any material contract outside the ordinary course of business consistent with past practice, or waive, release or assign any material rights or claims;

•

in connection with the preparation and filing of the export controls self-disclosure, (i) hold itself out as a legal or de facto agent, broker, or representative of TranSwitch; (ii) bind TranSwitch, or create or assume, directly or indirectly, any express or implied obligation on behalf of TranSwitch; or (iii) prepare, complete or file any such self-disclosure that has been prepared or finalized without TranSwitch’s involvement and consultation;

•	invest funds in debt securities or other instruments maturing more than 90 days after the date of investment;

•	proposal or adoption of a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; and

•	the agreement, commitment to or entrance into any contract or arrangement to take any of the actions referred to above.

Conduct of TranSwitch’s Business Pending the Merger. TranSwitch has agreed in the merger agreement that prior to the effective time of the merger, unless contemplated by the merger agreement or unless Centillium otherwise consents in writing, TranSwitch will, and TranSwitch will cause its subsidiaries to, carry on its business in the usual, regular and ordinary course consistent with past practice.

In addition, TranSwitch agreed that prior to the effective time of the merger, unless contemplated by the merger agreement or unless Centillium otherwise consents in writing, TranSwitch will, and will cause each of its subsidiaries to, conduct its business in compliance with specific restrictions relating, among other things, to the following:

•	the amendment of its organizational documents or the change in authorized capital stock, other than to effect a reverse stock split;

•

authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any securities without providing notice to Centillium’s chief executive officer a reasonable period of time before authorizing or committing to such issuance or sale and giving due consideration to any resulting input from Centillium before authorizing or committing to such issue or sale, except for equity awards under TranSwitch’s option plans or pursuant to TranSwitch’s employee stock purchase plan or in the ordinary course of business consistent with past practice;

•

acquire (by merger, consolidation or acquisition of stock or assets) any other person or any equity interest therein if such transaction would be required to be reported on a current report on Form 8-K or any successor form under the rules and regulations of the SEC;

•

the sale, lease, license, pledge, disposition, distribution or encumbrance of any properties or assets if such transaction would be required to be reported on a current report on Form 8-K under the Exchange Act;

•

the adjustment, split, combination, reclassification or similar transaction in respect of any shares of TranSwitch common stock, or any distribution, declaration, setting aside or payment of any dividend or other distribution, or any repurchase, redemption or other acquisition of any shares of TranSwitch common stock, other than to effect a reverse stock split;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	enter into any Contract other than in the ordinary course of business which would be reasonably expected to result in a TranSwitch material adverse effect; and

•	the agreement, commitment to or entrance into any contract or arrangement to take any of the actions referred to above.

Acquisition Proposals by Third Parties

The merger agreement contains provisions prohibiting Centillium from seeking a competing transaction, subject to certain exceptions described below. Under these “no solicitation” provisions, Centillium has agreed that neither it nor its subsidiaries, nor shall they authorize or knowingly permit any of their officers, directors, employees or representatives to, directly or indirectly:

•	Solicit, initiate or knowingly encourage the making of an acquisition proposal;

•

Furnish any non-public information relating to Centillium or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Centillium or any of its subsidiaries in connection with an acquisition proposal or knowingly take any other action to assist or facilitate any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to an acquisition proposal;

•	participate or engage in discussions or negotiations with any person with respect to an acquisition proposal; or

•

subject to the board of directors’ right to change its recommendation, approve, endorse or recommend an acquisition proposal; or enter into any letter of intent, memorandum or understanding or other contract contemplating an acquisition transaction.

However, prior to the adoption and approval of the merger agreement and the transactions contemplated thereby at the special meeting, Centillium may, after providing written notice to TranSwitch, engage or participate in discussions or negotiations with any person and/or furnish information relating to Centillium or its subsidiaries pursuant to a confidentiality agreement on terms that are no less restrictive in all material than the terms contained in Centillium’s confidentiality agreement with TranSwitch to any person that makes an unsolicited bona fide competing proposal that the Centillium board of directors in good faith, after consultation with its outside counsel and financial advisor, concludes is likely to result in, or constitutes, a superior proposal if, and only to the extent that, the Centillium board of directors determines in good faith, after consultation with outside counsel, that failing to take such action would be inconsistent with its fiduciary obligations to Centillium’s stockholders under applicable law. Centillium has agreed to provide TranSwitch with notice of any superior proposal it receives.

An acquisition proposal is any of the following proposals or offers, other than the merger:

•

a merger, recapitalization, reorganization, business combination or consolidation, or any similar transaction, involving Centillium or any of its subsidiaries pursuant to which the stockholders of Centillium immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•	a sale, lease exchange, mortgage, pledge, transfer or other acquisition of more than 15% of the assets of Centillium and its subsidiaries, taken as a whole, in one or a series of related transactions;

•

a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 15% or more of the voting power of Centillium; or

•	a liquidation or dissolution of Centillium.

A superior proposal is any written acquisition proposal (with all references to 15% or 85% in the definition of acquisition proposal being treated as references to 50% for these purposes) made by a third party that the board of directors of Centillium determines in good faith, after consultation with its outside legal counsel and financial advisor, to be more favorable to Centillium stockholders than the merger from a financial point of view.

TranSwitch has agreed to be bound by similar non-solicitation provisions.

TranSwitch may terminate the merger agreement if the board of directors of Centillium has withdrawn or modified in a manner adverse to TranSwitch its approval and recommendation to adopt and approve the merger agreement and the transactions contemplated thereby. Likewise, Centillium may terminate the merger agreement if Centillium enters into a definitive agreement with respect to a superior proposal. If either TranSwitch or Centillium terminates the merger agreement in connection with these provisions, or in the additional circumstances described in “—Termination of the Merger Agreement and Termination Fee” beginning on page 103, the parties have agreed as applicable to promptly pay to the other a fee equal to $1.23 million.

Other Agreements

The merger agreement contains other mutual agreements, in addition to the covenants relating to the conduct of business described above, including the following mutual agreements:

•

to prepare and cause to be filed as promptly as practicable this proxy statement/prospectus and to use reasonable best efforts to cause the registration statement or proxy statement/prospectus to comply with SEC rules and regulations and to respond promptly to any comments of the SEC or its staff;

•	to provide each other with all information concerning themselves and their subsidiaries as the other party may reasonably request in connection with the preparation of this document;

•

subject to applicable law, use their reasonable best efforts to as promptly as practicable, obtain from any governmental authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by TranSwitch or Centillium or any of their respective subsidiaries in connection with the merger agreement, the merger and the consummation of the transactions contemplated thereby, including, without limitation, all filings required under the Exchange Act;

•

not to issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by the merger agreement without consulting with the other party;

•

to notify the other party of any litigation relating to, involving or otherwise affecting any of the parties or any of their respective subsidiaries that relates to the merger or any of the other transactions contemplated by the merger agreement;

•

to give prompt written notice to the other party if any representation or warranty made by the party contained in the merger agreement becomes untrue or inaccurate in any material respect, or any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement if and only to the extent that such untruth or inaccuracy or such failure could reasonably be expected to cause any of the party’s closing conditions to fail to be satisfied at the closing;

•

if any anti-takeover, control share acquisition, fair price, moratorium or other similar statute is or may become applicable to the merger or the other transactions contemplated by the merger agreement, each of TranSwitch and Centillium and their respective boards of directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated;

•

at the request of the other party, to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the merger agreement, the merger and the transactions contemplated thereby;

•

upon reasonable prior notice and subject to applicable laws, to provide each party with reasonable access to all of the other’s properties, books, contracts, commitments, and records and to its results of operations and personnel; and

•

not to take or cause to be taken any action that would prevent the first merger and the second merger, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

TranSwitch has also agreed:

•	to cause the shares of TranSwitch common stock issued in the merger to be approved for listing on the Nasdaq Capital Market;

•	to address certain employee benefit matters (see “—Employee Benefit Plans” on page 102);

•	to address certain indemnification and insurance matters (see “The Merger—Interests of Centillium’s Directors and Officers in the Merger” on page 78);

•	to take steps necessary under its 2008 Equity Incentive Plan to issue options and restricted stock units per the terms of the Merger Agreement;

•	immediately following the effective time of the merger, to elect Faraj Aalaei and Sam Srinivasan, nominees designated by Centillium, to the board of directors of TranSwitch.

Centillium has also agreed:

•

to take all action necessary in accordance with applicable law to call, give notice of, convene, and hold a meeting of its stockholders to consider and vote on a proposal to adopt and approve the merger agreement and the transactions contemplated thereby;

•	not to amend or modify or take other action with regard to its rights plan to render it applicable to the merger;

•	to comply with certain covenants in connection with any acquisition proposals by third parties (see “—Acquisition Proposals by Third Parties” on page 98); and

•

to notify TranSwitch of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the merger or any of the other transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

The respective obligations of TranSwitch and Centillium to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions:

•	the merger agreement must be adopted and approved by the requisite affirmative vote of the holders of outstanding shares of Centillium common stock;

•

no governmental entity shall have (i) enacted, issued, promulgated, entered or enforced any law, statute or regulation that is in effect and has the effect of making the merger illegal in any jurisdiction in which Centillium has material business or operations or prohibiting the merger or (ii) issued or granted any order that is in effect and that has the effect of making the merger illegal in any jurisdiction in which Centillium has material business or operations or prohibiting the merger;

•

the Securities and Exchange Commission, referred to in this document as the SEC, shall have declared the registration statement of which this document is a part effective under the Securities Act and no stop order suspending the effectiveness of the registration statement or this proxy statement/prospectus shall have been issued and no proceedings for such purpose shall have been initiated by the SEC; and

•

the receipt by both parties of a tax opinion from their respective counsel to the effect that the first merger and second merger, taken together, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligations of TranSwitch, Sonnet and Haiku to complete the merger are also subject to the following conditions:

•

the representations and warranties of Centillium set forth in the merger agreement must be true and correct, except where a failure to be true and correct would not have a material adverse effect on Centillium (except with respect to Centillium’s representations regarding capitalization and authorization, which must be true and correct in all material respects);

•	Centillium must have performed in all material respects all of its agreements and covenants required by the merger agreement;

•	Centillium’s delivery to TranSwitch of a certificate regarding representations and warranties and the performance of Centillium’s obligations;

•

there shall not have been written demands for appraisal delivered to Centillium before the special meeting of stockholders under Section 262(d) of the Delaware General Corporation Law with respect to more than 15% of the total outstanding shares of Centillium common stock (excluding shares of Centillium common stock held by Centillium stockholders who have failed to perfect or otherwise comply with Section 262(d) of the Delaware General Corporation Law, or who have withdrawn or otherwise lost such right to appraisal);

•	a formal voluntary self-disclosure shall have been filed no later than September 17, 2008, with the Bureau of Industry and Security Office of Export Enforcement;

•	all reasonably necessary filings shall have been made relating to compliance with French legislation on data protection; and

•	all third party consents as agreed to by the parties shall have been obtained.

The obligations of Centillium to complete the merger are also subject to the following conditions:

•

the representations and warranties of TranSwitch, Sonnet and Haiku set forth in the merger agreement must be true and correct, except where a failure to be true and correct would not have a material adverse effect on TranSwitch (except with respect to TranSwitch’s, Sonnet’s and Haiku’s representations regarding capitalization and authorization, which must be true and correct in all material respects);

•	TranSwitch, Sonnet and Haiku must have performed in all material respects all of their agreements and covenants required by the merger agreement;

•	TranSwitch’s, Sonnet’s and Haiku’s delivery to Centillium of a certificate regarding the performance of their obligations; and

•	the shares of TranSwitch common stock to be issued at the effective time of the merger shall have been authorized for listing on the Nasdaq Capital Market.

Employee Benefit Plans

After an initial transition period in which no Centillium employee benefits will change, the effective time of the merger and subject to the requirements of applicable law and unless such recognition of service would result in a duplication of benefits, TranSwitch will treat the service of former Centillium employees who remain employed with TranSwitch or its subsidiaries as service rendered to TranSwitch or its subsidiaries for all purposes, including, but not limited to, eligibility to participate, vesting and applicability of any minimum waiting periods for participation, excluding for these purposes benefit accrual under any defined benefit plan.

Centillium’s Option Plans

Treatment of Centillium Stock Options. As a result of the merger, outstanding stock options that have an exercise price below the value of the per share merger consideration, including stock options held by executive officers and directors of Centillium, will be entitled to receive a proportionate share of the merger consideration. The number of shares of TranSwitch stock that each such Centillium optionholder will be entitled to is determined by the option exchange ratio set forth in the merger agreement. Outstanding stock options under Centillium’s option plans that are (i) unvested and exercisable at a price per share that is greater than the value of the per share merger consideration or (ii) vested and exercisable at a price per share that is greater than the value of the per share merger consideration but less than $5.00 will be converted into options to purchase shares of TranSwitch common stock. Such options are referred to as rollover options. Each rollover option will be converted into the right to receive the number of shares subject to the rollover option multiplied by the option exchange ratio, rounded down to the nearest whole share. The new exercise price per share for the replacement option will equal the aggregate exercise price of the rollover option, divided by the number of shares of TranSwitch common stock underlying the new option, rounded up to the nearest whole cent.

The option exchange ratio is equal to the per share merger consideration value minus the per share exercise price for the Centillium option, divided by the per share merger consideration value. The per share merger consideration value will be calculated using the average of the closing prices for a share of TranSwitch common stock on the Nasdaq Capital Market for the ten trading days ending on the third trading day prior to the closing, referred to herein as the TranSwitch closing average. As a result, the exchange ratio for determining the option exchange ratio will not be fixed until three days before closing. Stockholders as of the record date who are also optionholders may not know the option exchange ratio before submitting their vote on the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Because the market price of TranSwitch common stock fluctuates, the value of the stock options to purchase TranSwitch common stock that Centillium optionholders will receive in the first merger may be greater or less than the value received by Centillium stockholders.

All other outstanding Centillium options will not be assumed or substituted by TranSwitch, and will be canceled.

Treatment of Centillium Restricted Stock Units. As a result of the merger, all unvested Centillium restricted stock units will be converted into TranSwitch restricted stock units. Such unvested restricted stock units are referred to as rollover restricted stock units. Each rollover restricted stock unit will be converted into the number of TranSwitch restricted stock units (rounded down to the nearest whole number) equal to (i) the number of shares subject to the rollover restricted stock unit multiplied by the per share stock consideration, plus (ii) the number of shares subject to the rollover restricted stock unit multiplied by the product of the per share cash consideration divided by the TranSwitch closing average, the product of which we refer to as the cash consideration exchange multiple. As a result, the cash consideration exchange multiple for determining the restricted stock unit exchange ratio will not be fixed until three days before closing. Stockholders as of the record date who are also holders of restricted stock units may not know the exchange ratio before submitting their vote on the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Because the market price of TranSwitch common stock fluctuates, the value per share of the replacement restricted stock units issued by TranSwitch may be greater or less than the per share value received by Centillium stockholders.

Termination of the Merger Agreement and Termination Fee

The merger agreement may be terminated at any time before the effective time of the first merger in the following manner:

•	by mutual written consent;

•	by either TranSwitch or Centillium, if Centillium’s stockholder approval has not been obtained at the special meeting;

•	by either TranSwitch or Centillium, if the merger has not been consummated by December 31, 2008;

•

by either TranSwitch or Centillium, if any governmental entity shall have (i) enacted, issued, promulgated, entered or enforced any law, statute or regulation that is in effect and has the effect of making the merger illegal in any jurisdiction in which Centillium has material business or operations or which has the effect of prohibiting the merger or (ii) issued or granted any order that is in effect and has the effect of making the merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting the merger, and such order has become final and non-appealable;

•

by either TranSwitch or Centillium, if the other breaches its respective representations and warranties or fails to perform its respective obligations and such breach or failure results in a deemed failure of the applicable closing condition, and such breach is not cured within 30 days;

•

by TranSwitch, if Centillium’s board of directors makes a change of recommendation with respect to the merger agreement, if Centillium fails to include the Centillium board of directors’ recommendation in this proxy statement/prospectus, or if Centillium fails to timely make a statement regarding an acquisition proposal recommending that the Centillium stockholders reject such acquisition proposal; or

•	by Centillium, if it enters into a definitive agreement to effect a superior proposal.

Centillium shall pay to TranSwitch a termination fee equal to $1.23 million if the merger agreement is terminated in the following manner:

•	by TranSwitch, if Centillium’s board of directors makes a change of recommendation;

•	by Centillium, if it enters into a definitive agreement to effect a superior proposal; or

•

by either TranSwitch or Centillium, if Centillium’s stockholder approval has not been obtained at the special meeting of Centillium’s stockholders or the merger has not been consummated by December 31, 2008, if, at the time of either such termination, an acquisition proposal involving Centillium is publicly disclosed and within 12 months after the termination, a definitive agreement for such proposed transaction is entered into.

TranSwitch shall pay to Centillium a termination fee equal to $1.23 million if the merger agreement is terminated by either TranSwitch or Centillium by virtue of the merger not being consummated by December 31, 2008, if, at the time of such termination, an acquisition proposal involving TranSwitch is publicly disclosed and within 12 months after the termination, a definitive agreement for such proposed transaction is entered into.

Amendment, Extension and Waiver

Centillium and TranSwitch may amend the merger agreement at any time prior to the effective time of the merger. However, after approval by Centillium’s stockholders, no amendment may be made that by law or in accordance with the rules of any stock exchange requires further approval by Centillium stockholders without obtaining such approval. Any amendment to the merger agreement must be in writing and signed on behalf of Centillium, TranSwitch, Sonnet and Haiku.

At any time before the effective time of the merger, Centillium and TranSwitch may:

•	extend the time for performance of any of the other party’s obligations;

•	waive any inaccuracies contained in the representations and warranties in the merger agreement or any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

However, after approval by Centillium’s stockholders, no extension or waiver may be made that by law or in accordance with the rules of any stock exchange requires further approval by Centillium stockholders without obtaining such approval. Any agreement to an extension or waiver must be in writing signed on behalf of the party agreeing to the extension or waiver.

Expenses

The merger agreement provides that each party will pay its own costs and expenses in connection with the merger and the other transactions contemplated by the merger agreement.

Management and Operations of TranSwitch and Haiku Following the Merger

General. After the merger is completed, it is anticipated that Haiku, to be renamed Centillium Communications, Inc., will remain as TranSwitch’s wholly-owned subsidiary.

Management After the Merger. The executive officers of TranSwitch and Haiku, to be renamed Centillium Communications, Inc. following the merger, will be the same as the executive officers of TranSwitch and Haiku, respectively, prior to the merger.

Board of Directors After the Merger. The board of directors of TranSwitch following the merger will be the same as the TranSwitch board of directors prior to the merger, except that Faraj Aalaei, the co-founder and chief executive officer of Centillium, and Sam Srinivasan will be elected as directors of TranSwitch immediately following the effective time of the merger. The board of directors of Haiku, to be renamed Centillium Communications, Inc. following the merger, will be the same as the Haiku board of directors prior to the merger. See “The Merger—Interests of Centillium’s Executive Officers and Directors in the Merger” beginning on page 78.

VOTING AGREEMENTS

All of the directors and the chief financial officer of Centillium, who collectively owned approximately 4.0% of the issued and outstanding shares of Centillium common stock (12.5% including vested stock options) as of August 25, 2008, have each individually entered into voting agreements with TranSwitch. These voting agreements grant TranSwitch irrevocable proxies to vote any shares of Centillium common stock over which such stockholder has voting power in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby and against any acquisition proposal, agreement or transaction providing for the consummation of a transaction contemplated by any acquisition proposal.

Each stockholder executing a voting agreement has made representations and warranties to TranSwitch regarding any information relating to and provided in writing by such stockholder or his affiliates for inclusion in this proxy statement/prospectus and regarding his ownership and unencumbered title to the shares of Centillium stock subject to the voting agreement. Each of these Centillium stockholders has also made representations and warranties to TranSwitch regarding power and authority to execute the voting agreement, and due execution and enforceability of the voting agreement.

The voting agreements will terminate at the earlier of:

•	the effective time of the merger;

•	the date on which the merger agreement is terminated in accordance with its terms; or

•	the date on which TranSwitch provides notice to the stockholders of the agreements’ termination.

INFORMATION ABOUT TRANSWITCH

TranSwitch Corporation designs, develops and markets innovative semiconductor solutions that provide core functionality and complete solutions for voice, data and video communications network equipment. As a leading supplier to telecom, datacom, cable television and wireless markets, TranSwitch customers include the major original equipment manufactures (OEMs) that serve the worldwide public network, the internet, and corporate wide area networks (WANs). TranSwitch devices are inherently flexible, many incorporating embedded programmable microcontrollers to rapidly meet customers’ new requirements or evolving network standards by modifying a function via software instruction.

TranSwitch is a Delaware corporation, incorporated on April 26, 1988. TranSwitch’s common stock trades on the Nasdaq Capital Market under the symbol “TXCC.” TranSwitch’s principal executive offices are located at Three Enterprise Drive, Shelton, Connecticut 06484 and its telephone number is (203) 929-8810.

More information regarding the corporate structure and governance of TranSwitch is contained in the section entitled “Comparison of Rights of Holders of TranSwitch Common Stock and Centillium Common Stock” beginning on page 106.

Additional information concerning TranSwitch is included in TranSwitch’s reports filed under the Exchange Act that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 114.

INFORMATION ABOUT CENTILLIUM

Centillium Communications, Inc.’s products include mixed-signal integrated circuits and related hardware and software applications for Digital Subscriber Line (DSL) and Optical Networking equipment deployed in central offices and customer premises, and Voice over Internet Protocol (VoIP) products for carrier- and enterprise-class gateways and consumer telephony.

Centillium was founded in 1997 and is incorporated under the laws of the State of Delaware. Centillium’s common stock trades on the Nasdaq Capital Market under the symbol “CTLM.”

Centillium maintains a site on the Internet at www.centillium.com; however, information found on Centillium’s website is not part of this proxy statement/prospectus. Centillium’s principal executive offices are located at 255 Fourier Avenue, Fremont, California 94539, telephone (510) 771-3500.

More information regarding the corporate structure and governance of Centillium is contained in “Comparison of Rights of Holders of TranSwitch Common Stock and Centillium Common Stock” beginning on page 106.

Additional information concerning Centillium is included in Centillium’s reports filed under the Exchange Act that are incorporated by reference into this proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” beginning on page 112.

COMPARISON OF RIGHTS OF HOLDERS OF

TRANSWITCH COMMON STOCK AND CENTILLIUM COMMON STOCK

Upon completion of the merger, the stockholders of Centillium will become stockholders of TranSwitch, and the TranSwitch certificate of incorporation and the TranSwitch bylaws will govern the rights of former Centillium stockholders. The rights of TranSwitch stockholders are currently governed by Delaware law, TranSwitch’s amended and restated certificate of incorporation, and TranSwitch’s second amended and restated bylaws. The rights of Centillium stockholders are currently governed by Delaware law, Centillium’s amended and restated certificate of incorporation and Centillium’s bylaws. Both companies are Delaware corporations, so many of the rights of Centillium stockholders will be similar to their rights as TranSwitch stockholders. The following is a summary of material differences between the rights of Centillium stockholders and the rights of TranSwitch stockholders. It is not a complete statement of the provisions affecting, and the differences between, the rights of Centillium stockholders and TranSwitch stockholders. The summary is qualified in its entirety by reference to Delaware law, Centillium’s certificate of incorporation, Centillium’s bylaws, TranSwitch’s certificate of incorporation and TranSwitch’s bylaws.

Authorized Capital Stock

The authorized capital stock of Centillium consists of 100,000,000 shares of Centillium common stock with a par value of $0.001 per share, and 10,000,000 shares of preferred stock with a par value of $0.001 per share.

The authorized capital stock of TranSwitch consists of 300,000,000 shares of TranSwitch common stock with a par value of $0.001 per share, and 1,000,000 shares of preferred stock with a par value of $0.01 per share.

Size of the Board of Directors

The number of directors on the Centillium board of directors is determined by the board of directors. Centillium currently has an authorized board of directors of five directors.

The number of directors on the TranSwitch board of directors is determined by the board of directors. TranSwitch currently has an authorized board of directors of eight directors.

Cumulative Voting

Neither the stockholders of Centillium nor the stockholders of TranSwitch are entitled to cumulate votes in connection with the election of directors, except (in Centillium’s case) if required under Sections 2115 or 301.5 of the California General Corporation Law.

Classes of Directors

Centillium’s certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term.

TranSwitch’s certificate of incorporation does not provide for a classified board of directors. TranSwitch’s directors are elected for a term of one year.

Filling Vacancies on the Board of Directors

For Centillium, vacancies on the board of directors, however occurring, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Furthermore, whenever the holders of any series of stock are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such series of stock may be filled by a majority of the directors elected by such series.

For TranSwitch, vacancies and newly created directorships, however occurring, including a vacancy resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Removal of Directors

Under Delaware law, unless the certificate of incorporation states otherwise, directors may be removed with or without cause by a majority of the shares then entitled to vote in the election of such director. The Centillium certificate of incorporation provides that Centillium directors may be removed only for cause.

TranSwitch’s certificate of incorporation provides that any director may be removed with cause only by the holders of at least a majority of the shares then entitled to vote in the election of such director. Notwithstanding the foregoing, any director or all of the directors of TranSwitch may be removed from the board of directors at any time, without cause, by the vote of 66 2/3% of the shares then entitled to vote at an election of directors.

Nomination of Directors for Election

Centillium’s bylaws provide that nominations of persons for election to the board of directors of the corporation may be made at any meeting of stockholders only (a) by or at the direction of the board of directors or (b) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the bylaws, and who is present or is present through a representative at the annual meeting.

For nominations to be properly brought before a stockholders meeting by a stockholder pursuant to clause (b) of the preceding sentence, the stockholder must have given timely notice of the nomination in writing to the secretary of the corporation. To be timely, a stockholder’s notice shall be delivered no less than 120 days prior to the first anniversary of the date of the preceding year’s proxy statement. However, in the event that the date of the annual meeting differs by more than 30 days from the date contemplated at the time of the preceding year’s proxy statement, or in the event that no annual meeting was held in the prior year, notice by the stockholder must be delivered a reasonable time before the solicitation is made.

A stockholder’s notice must set forth all of the following in order for the nomination to be considered at the stockholders’ meeting:

•	the name and address of the stockholder who intends to make the nomination or propose the business and, as applicable, the name and address of the persons to be nominated;

•

a representation that the stockholder is a holder of record of Centillium stock entitled to vote at the meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•

if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the stockholder will make the nominations;

•

such other information regarding each nominee or each matter of business to be proposed by the stockholder as would be required to be included in a proxy statement filed pursuant to the SEC’s proxy rules had the nominee been nominated or intended to be nominated, or the matter been proposed or intended to be proposed, by the board of directors; and

•	if applicable, the consent of each nominee to serve as director if elected.

TranSwitch’s bylaws provide that nominations of persons for election to the board of directors of the corporation may be made at any meeting of stockholders only (a) by or at the direction of the board of directors or (b) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the bylaws, and who is present or is present through a representative at the annual meeting.

For nominations to be properly brought before a stockholders meeting by a stockholder pursuant to clause (b) of the preceding sentence, the stockholder must have given timely notice of the nomination in writing to the secretary of the corporation. To be timely, a stockholder’s notice shall be delivered no less than 120 days or more than 150 days prior to the first anniversary of the delivery to stockholders of the preceding year’s proxy statement. Provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or in the event that no proxy statement was delivered to stockholders in connection with the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered no later than the 60th day prior to the meeting and no earlier than the 90th day prior to the meeting, or the close of business on the 10th day following the day on which public announcement of the date of the meeting is first made by TranSwitch. Notwithstanding the foregoing, if the number of directors to be elected to the board of directors is increased and there is no public announcement by TranSwitch naming all of the nominees for director or specifying the size of the increased board at least 70 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely delivered with respect to nominees for any new positions created by such increase if delivered to or mailed and received by TranSwitch no later than the close of business on the 10th day following the date of such public announcement by TranSwitch.

A stockholder’s notice must set forth all of the following in order for the nomination to be considered at the stockholders’ meeting:

•	the name, age, business address and residence address of any nominees;

•	the principal occupation or employment of such nominees;

•	the class and number of shares that are beneficially owned by the nominees;

•	the consent of each nominee to serve as a director, if elected;

•	the stockholder’s name and address and the name and address of any beneficial owners of the TranSwitch stock registered in stockholder’s name;

•

the class and number of shares of capital stock of TranSwitch held of record, beneficially, owned or represented by proxy by the stockholder and any other stockholders known by such stockholder to be supporting such nominee; and

•	a description of all arrangements or understandings between such stockholder and each nominee.

Stockholder Action without a Meeting

Unless prohibited in the certificate of incorporation, Delaware law provides that stockholders may take action by written consent in lieu of a stockholders meeting if signed by holders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting where all stockholders are present and voting. Centillium’s certificate of incorporation prohibits stockholders from taking action by written consent without a meeting, but TranSwitch’s does not.

Calling Special Meetings of Stockholders

Centillium’s bylaws provide that except as required by law, a special meeting of stockholders may only be called by the chairman of the Centillium board of directors, a majority of the members of the board of directors or the President. Centillium’s stockholders do not have the ability to call a special meeting of the stockholders. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

TranSwitch’s bylaws provide that a special meeting of stockholders may be called at any time by the chairman of the TranSwitch board of directors, a majority of the members of the board of directors or the President. TranSwitch’s stockholders do not have the ability to call a special meeting of the stockholders. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Submission of Stockholder Proposals

Centillium’s bylaws allow stockholders to propose business to be brought before any annual stockholder meeting. However, proposals may only be made by a stockholder who has given timely written notice to the Secretary of Centillium before the annual or special stockholder meeting and who is present at such meeting in person or by a representative. Centillium’s bylaws prescribe the content and timelines of such notices in the same manner as the requirements described above under “—Nominations of Directors for Election.”

TranSwitch’s bylaws allow stockholders to propose business to be brought before any annual stockholder meeting. However, proposals may only be made by a stockholder who has given timely written notice to the Secretary of TranSwitch before the annual or special stockholder meeting and who is present at such meeting in person or by a representative.

Under TranSwitch’s bylaws, to be timely, notice of stockholder proposals to be made at an annual stockholder meeting must be received by TranSwitch no less than 120 days, nor more than 150 days before the first anniversary of the delivery of the preceding year’s proxy statement to stockholders. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year’s annual stockholder meeting, notice will be timely if delivered not later than the 60th day and not earlier than the 90th day prior to the annual meeting or the 10th day following the day on which the meeting is first publicly announced.

The proposal must also set forth the following:

•	a brief description of the business the stockholder proposes to bring before the meeting and the reasons for conducting that business at that meeting;

•	the name and address of the stockholder proposing such business;

•	the class and number of share of TranSwitch’s capital stock beneficially owned by the stockholder;

•	the names and addresses of the beneficial owners, if any, of any capital stock of TranSwitch registered in such stockholder’s name and the class and number of shares owned by such beneficial owners;

•	the names and addresses of other stockholders known by the stockholder to support such proposal; and

•	any material interest of the stockholder in the business proposed.

Indemnification

The Delaware General Corporation Law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

Centillium’s certificate of incorporation and bylaws provide that Centillium shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, as amended, indemnify any person against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer. Centillium will indemnify a person seeking indemnification in connection with a proceeding initiated by that person only if the proceeding was authorized by the board of directors. The indemnification rights conferred by Centillium are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, Centillium’s certificate of incorporation, bylaws, or any agreement, vote of stockholders or disinterested directors or otherwise. In addition, Centillium is authorized to purchase and maintain insurance on behalf of its directors and officers.

Centillium may also, in the discretion of the board of directors, indemnify all employees and agents against any expenses, judgments, fines, settlements, and other amounts reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an employee or agent of Centillium.

Centillium may pay expenses incurred by directors, officers, employees or agents in defending a civil or criminal action, suit or proceeding because that person is a director, officer, employee or agent in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if Centillium receives an undertaking by or on behalf of that director, officer, employee or agent to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by Centillium, as authorized by Centillium’s certificate of incorporation or bylaws.

TranSwitch’s certificate of incorporation provides that any person who was or is a party, or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative, because that person is or was a director or officer of TranSwitch will be indemnified against expenses, including attorney’s fees, and held harmless by TranSwitch to the fullest extent permitted by the Delaware General Corporation Law. This indemnification shall inure to the benefit of such person’s heirs, executors, administrators and personal representatives. TranSwitch will indemnify a person seeking indemnification in connection with a proceeding initiated by that person only if the proceeding was authorized by the board of directors. The indemnification rights conferred by TranSwitch are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, TranSwitch’s certificate of incorporation, or any agreement, vote of stockholders or disinterested directors or otherwise. In addition, TranSwitch is authorized to purchase and maintain insurance on behalf of its directors and officers.

TranSwitch may also, in the discretion of the board of directors, indemnify all employees and agents against any expenses, judgments, fines, settlements, and other amounts reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an employee or agent of TranSwitch.

TranSwitch may pay expenses incurred by directors, officers, employees or agents in defending a civil or criminal action, suit or proceeding because that person is a director, officer, employee or agent in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if TranSwitch receives an undertaking by or on behalf of that director, officer, employee or agent to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by TranSwitch, as authorized by TranSwitch’s certificate of incorporation.

Charter Amendments

Neither the Centillium nor the TranSwitch certificate of incorporation contains any provision requiring a vote greater than that required by Delaware law to amend its certificate of incorporation.

Amendment of Bylaws

Centillium’s bylaws provide that the bylaws of Centillium may be adopted, amended or repealed by the board of directors or by the vote of stockholders entitled to vote.

TranSwitch’s bylaws provide that the bylaws of TranSwitch may be amended or repealed by the board of directors. TranSwitch’s bylaws provide that the bylaws may be amended or repealed by the vote of stockholders holding at least a majority of the total shares entitled to vote at any annual meeting of the stockholders or any special meeting of the stockholders called for that purpose.

LEGAL MATTERS

The validity of the shares of TranSwitch common stock offered by this proxy statement/prospectus will be passed upon for TranSwitch by Brown Rudnick LLP, counsel for TranSwitch.

Brown Rudnick LLP, counsel for TranSwitch, and Pillsbury Winthrop Shaw Pitman LLP, counsel for Centillium, will pass upon certain U.S.  federal income tax consequences of the merger for TranSwitch and Centillium, respectively.

EXPERTS

The consolidated financial statements of TranSwitch and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, the related financial statement schedule, and the effectiveness of the TranSwitch’s internal control over financial reporting as of December 31, 2007, incorporated by reference herein and in the registration statement from TranSwitch’s annual report on Form 10-K for the year ended December 31, 2007, have been audited by UHY LLP, an independent registered public accounting firm, as stated in its report which is also incorporated by reference herein and in the registration statement from the aforementioned annual report. Its report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph relating to TranSwitch’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, effective January 1, 2007 and Statement of Financial Accounting Standards No. 123(R), Share Based Payment, effective January 1, 2006. Its report also expresses an unqualified opinion on the effectiveness of internal control over financial reporting. Such financial statements and financial statement schedule have been so incorporated by reference in reliance upon the report of UHY LLP given upon its authority as experts in accounting and auditing.

The consolidated financial statements of Centillium Communications, Inc. appearing in Centillium’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this document, the Centillium board of directors does not know of any other business to be presented for consideration at the special meeting. If other matters properly come before the special meeting, the persons named in the accompanying form of proxy intend to vote on such matters based on their best judgment.

In addition to solicitation of proxies by mail, directors, officers and regular employees of Centillium (none of whom will be specifically compensated for such services) may solicit proxies by telephone or otherwise.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows TranSwitch and Centillium to “incorporate by reference” information into this proxy statement/prospectus. This means that TranSwitch and Centillium can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. Neither TranSwitch nor Centillium incorporates the contents of their websites into this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that TranSwitch and Centillium have previously filed with the SEC, excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act. They contain important information about TranSwitch and Centillium including, among other things, information about their financial condition. You may obtain the information incorporated by reference into this document without charge by following the instructions in “Where You Can Find More Information” on page 114.

The following documents, which were filed by TranSwitch with the SEC, are incorporated by reference into this proxy statement/prospectus:

•

TranSwitch’s current reports on Form 8-K filed with the SEC on January 28, 2008; February 4, 2008; February 13, 2008; April 2, 2008; May 29, 2008; July 2, 2008; July 11, 2008 and July 31, 2008, excluding any portions of those reports that were deemed “furnished” and not “filed”;

•	TranSwitch’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 8, 2008, as amended on Form 10-Q/A, as filed on September 17, 2008;

•	TranSwitch’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 9, 2008, as amended on Form 10-Q/A, as filed on September 17, 2008;

•

TranSwitch’s annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 3, 2008, as amended on Form 10-K/A, as filed on September 17, 2008 (including the information incorporated by reference therein from TranSwitch’s definitive proxy statement filed with the SEC on April 23, 2008);

•	The description of TranSwitch’s Capital Stock contained in its registration statement on Form 8-A, dated April 28, 1995; and

•	The description of TranSwitch’s Securities to be Registered in its registration statement on Form 8-A12G dated October 2, 2001, as amended on Form 8-A12G/A dated March 1, 2006.

The following documents, which were filed by Centillium with the SEC, are incorporated by reference into this proxy statement/prospectus:

•

Centillium’s current reports on Form 8-K filed with the SEC on January 18, 2008; February 27, 2008; April 25, 2008; June 4, 2008; July 10, 2008 and August 5, 2008, excluding any portions of those reports that were deemed “furnished” and not “filed”;

•	Centillium’s current report, as amended, on Form 8-K filed with the SEC on August 19, 2008;

•	Centillium’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 8, 2008;

•	Centillium’s quarterly report, as amended, on Form 10-Q/A for the fiscal quarter ended March 31, 2008, filed with the SEC on June 16, 2008;

•

Centillium’s annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008 (including the information incorporated by reference therein from Centillium’s definitive proxy statement filed with the SEC on April 29, 2008);

•	The description of Centillium’s Common Stock contained in its registration statement on Form 8-A, filed with the SEC on May 17, 2000; and

•

The description of Centillium’s Series A Participating Preferred Stock Purchase Rights contained in its registration statement on Form 8-A, filed with the SEC on December 31, 2002, as amended on July 9, 2008.

In addition, TranSwitch and Centillium incorporate by reference additional documents that either may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus, except for any disclosures furnished pursuant to Item 2.02 or Item 7.01 (and, in each case, the corresponding exhibits filed pursuant to Item 9.01) of any current report on Form 8-K, unless otherwise expressly stated in that current report on Form 8-K. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to the Exchange Act.

Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Centillium has supplied all information contained or incorporated by reference in this proxy statement/prospectus about Centillium, and TranSwitch has supplied all information contained or incorporated by reference in this proxy statement/prospectus about TranSwitch.

WHERE YOU CAN FIND MORE INFORMATION

This proxy statement/prospectus incorporates important business and financial information about TranSwitch and Centillium from other documents that are not included in or delivered with this proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” on page 112.

TranSwitch will provide you with copies of such documents relating to TranSwitch (excluding all exhibits unless TranSwitch has specifically incorporated by reference am exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

TranSwitch Corporation

Attn: Corporate Secretary

Three Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810

Centillium will provide you with copies of such documents relating to Centillium (excluding all exhibits unless Centillium has specifically incorporated by reference am exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

Centillium Communications, Inc.

Attn: Corporate Secretary

255 Fourier Avenue

Fremont, California 94539

(510) 771-3500

If you would like to request documents, TranSwitch or Centillium must receive your request by October 17, 2008 (which is five business days prior to the date of the special meeting) in order to ensure that you receive them prior to the special meeting.

TranSwitch and Centillium file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information (as well as documents incorporated by reference herein) may be inspected and copied at Room located at 100 F Street, N.E., Washington, D.C. 20549. Information about the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy statements and other information regarding TranSwitch and Centillium. The address of the SEC web site is www.sec.gov.

TranSwitch filed a registration statement on Form S-4, as amended, to register with the SEC the issuance of TranSwitch common stock in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of TranSwitch. As permitted by SEC rules, this proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that registration statement.

WE HAVE AUTHORIZED NO ONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS INVOLVING OUR COMPANIES THAT DIFFERS FROM OR ADDS TO THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THEREFORE, IF ANYONE SHOULD GIVE YOU ANY DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS ONLY AS OF THE DATE INDICATED ON THE COVER OF THIS PROXY STATEMENT/PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table presents unaudited pro forma condensed combined financial data that reflects the proposed acquisition of Centillium by TranSwitch. This information is derived from and should be read in conjunction with the historical financial statements and notes thereto of Centillium and TranSwitch that are incorporated by reference in this proxy statement/prospectus.

On July 9, 2008, TranSwitch entered into an Agreement and Plan of Merger with Centillium. Under the terms of the agreement, TranSwitch will issue an aggregate of 25 million shares of common stock and cash of $15 million to the holders of Centillium’s common stock and its vested and unvested, in-the-money, stock options outstanding at the closing of the merger. Based on Centillium’s capitalization as of July 9, 2008, Centillium stockholders would receive 0.5958 shares of TranSwitch common stock and $0.36 in cash for each share of Centillium common stock. Centillium stockholders will own approximately 16% of the combined company. TranSwitch intends to fund the transaction from its portfolio of cash and short term investments.

Centillium recognized an $8.1 million gain on sale of its DSL business and related assets during the three months ended March 31, 2008. In February 2008, it completed the sale of certain equipment and intangible assets comprising its DSL product lines for cash consideration of $12.0 million of which $1.8 million is held in escrow for one year as security for certain indemnification obligations of Centillium pursuant to the asset sale agreement, including breaches of its representations and warranties. Additionally, in February 2009, Centillium will be obligated to pay up to $0.5 million for certain contingency payments that were stipulated in the asset sale agreement. In addition, Centillium incurred approximately $0.8 million in transaction costs. Costs from the sale were reduced by $0.1 million of sabbatical accrual reversal that was associated with the employees transferred to the acquirer. Centillium did not account for this transaction as a discontinued operation because the operations and cash flows of the DSL business and assets could not be clearly distinguished, operationally or for financial reporting purposes, from the rest of its business.

The unaudited pro forma condensed combined financial data are presented for illustrative purposes only and do not purport to be indicative of the results of operations or financial position for future periods or the results that actually would have been realized had the merger or the other transactions described above been consummated as of January 1, 2007 or January 1, 2008.

Additional unaudited pro forma information is presented to show the effects of the divestiture of the DSL business and assets. As such, specifically identifiable and supportable revenues and expenses related to the DSL business are eliminated in the additional pro forma information for the periods ended December 31, 2007 and June 30, 2008.

TranSwitch Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2008

(in thousands, except per share data)

	Historical TranSwitch	Historical Centillium	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$21,685	$20,530	$(18,294)	A	$23,921
Short-term investments in marketable securities	4,880	14,425	—		19,305
Accounts receivable, net	8,018	2,723	—		10,741
Inventories	2,789	1,537	1,283	E	5,609
Prepaid expenses and other current assets	1,726	2,015	—		3,741

Total current assets	39,098	41,230	(17,011)		63,317

Restricted cash	—	1,800	—		1,800
Property and equipment, net	3,919	837	—		4,756
Goodwill	10,075	—	6,375	C	16,450
Contracts and other intangible assets, net	1,272	—	10,600	B	11,872
Investments in non-publicly traded companies	2,911	—	—		2,911
Deferred financing costs, net	1,293	—	—		1,293
Other assets	970	660	—		1,630

Total assets	$59,538	$44,527	$(36)		$104,029

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,578	$4,234	$—		$6,812
Accrued expenses and other current liabilities	3,819	10,333	—		14,152
Accrued compensation and benefits	2,399	2,619	—		5,018
Accrued stock rotation and sales allowances	21	—	—		21
Accrued interest	341	—	—		341
Restructuring liabilities	539	668	—		1,207
Obligation under deferred revenue	180	63	—		243
Derivative liability	205	—	—		205

Total current liabilities	10,082	17,917	—		27,999

Restructuring liabilities	19,948	898	—		20,846
5.45% Convertible Notes due 2010	25,013	—	—		25,013
Other long-term liabilities	—	726	—		726

Total liabilities	55,043	19,541	—		74,584

Commitments and contingencies
Stockholders’ equity:
Common stock	133	42	(17)	D	158
Additional paid-in capital	355,595	255,093	(230,168)	D	380,520
Accumulated other comprehensive income	835	16	(16)	D	835
Common stock held in treasury, at cost	(118)	—	—		(118)
Accumulated deficit	(351,950)	(230,165)	230,165	D	(351,950)

Total stockholders’ equity	4,495	24,986	(36)		29,445

Total liabilities and stockholders’ equity	$59,538	$44,527	$(36)		$104,029

TranSwitch Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2007

(in thousands, except per share data)

						Additional Information
	Historical TranSwitch	Historical Centillium	Pro Forma Adjustments		Pro Forma Combined	DSL Divestiture		Adjusted Pro Forma Combined

Net revenues:
Product revenues	$29,310	$39,175	$—		$68,485	$(23,313)	K	$45,172
Service revenues	3,255	—	—		3,255	—		3,255

Total net revenues	32,565	39,175	—		71,740	(23,313)		48,427
Cost of revenues:
Cost of product revenues	10,514	15,726	1,283	I	27,523	(9,975)	K	17,548
Reversal of accrued royalties	—	(8,887)	—		(8,887)	—		(8,887)
Provisions for excess and obsolete inventories	443	643	—		1,086	—		1,086
Cost of service revenues	1,437	—	—		1,437	—		1,437

Total cost of revenues	12,394	7,482	1,283		21,159	(9,975)		11,184

Gross profit	20,171	31,693	(1,283)		50,581	(13,338)		37,243
Operating expenses:
Research and development	21,703	28,780	495	F. J	50,978	(3,239)	K	47,739
Selling, general and administrative	15,840	17,555	1,022	F, J	34,417	(309)	K	34,108
Loss on settlement	—	2,500	—		2,500	(2,500)	N	—
Impairment of assets	—	1,413	—		1,413	(1,413)	M	—
Restructuring charges, net	1,428	827	—		2,255	—		2,255

Total operating expenses	38,971	51,075	1,517		91,563	(7,461)		84,102

Operating loss	(18,800)	(19,382)	(2,800)		(40,982)	(5,877)		(46,859)
Other (expense) income:
Change in fair value of derivative liability	980	—	—		980	—		980
Loss on extinguishment of debt	(351)	—	—		(351)	—		(351)
Impairment of investments in non-publicly traded companies	(109)	—	—		(109)	—		(109)
Other (expense) income	(435)	18	—		(417)	—		(417)
Interest:
Interest income	2,457	2,308	(955)	H	3,810	—		3,810
Interest expense	(3,171)	3	—		(3,168)	—		(3,168)

Interest expense, net	(714)	2,311	(955)		642	—		642

Total other expense (income), net	(629)	2,329	(955)		745	—		745

Loss before income taxes	(19,429)	(17,053)	(3,755)		(40,237)	(5,877)		(46,114)
Income taxes	283	548	—		831	—		831

Net loss	$(19,712)	$(17,601)	$(3,755)		$(41,068)	$(5,877)		$(46,945)

Basic and diluted loss per common share:
Net loss	$(0.15)		$(0.15)		$(0.26)			$(0.30)

Basic and diluted average common shares outstanding	132,529		25,000	G	157,529			157,529

TranSwitch Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Month Period Ended June 30, 2008

(in thousands, except per share data)

						Additional Information
	Historical TranSwitch	Historical Centillium	Pro Forma Adjustments		Pro Forma Combined	DSL Divestiture		Adjusted Pro Forma Combined
Net revenues:
Product revenues	$15,534	$12,459	$—		$27,993	$(522)	K	$27,471
Service revenues	877	—	—		877	—		877

Total net revenues	16,411	12,459	—		28,870	(522)		28,348
Cost of revenues:
Cost of product revenues	5,874	5,201	—		11,075	(211)	K	10,864
Provisions for excess and obsolete inventories	23	141	—		164	—		164
Cost of service revenues	587	—	—		587	—		587

Total cost of revenues	6,484	5,342	—		11,826	(211)		11,615

Gross profit	9,927	7,117	—		17,044	(311)		16,733

Operating expenses:
Research and development	11,378	9,248	227	F	20,853	(391)	K	20,462
Selling, general and administrative	7,102	7,682	325	F	15,109	(39)	K	15,070
Gain on sale of DSL related assets	—	(8,126)	—		(8,126)	8,126	L	—
Gain on settlement	—	(2,009)	—		(2,009)	2,009	N	—
Reversal of accrued royalties	—	(1,840)	—		(1,840)	—		(1,840)
Restructuring charges, net	72	2,917	—		2,989	(2,917)	M	72

Total operating expenses	18,552	7,872	552		26,976	6,788		33,764

Operating loss	(8,625)	(755)	(552)		(9,932)	(7,099)		(17,031)

Other (expense) income:
Change in fair value of derivative liability	(255)	—	—		(255)	—		(255)
Other (expense) income	(142)	(183)	—		(325)	—		(325)
Interest:
Interest income	459	624	(323)	H	760	—		760
Interest expense	(983)	3	—		(980)	—		(980)

Interest expense, net	(524)	627	(323)		(220)	—		(220)

Total other expense (income), net	(921)	444	(323)		(800)	—		(800)

Loss before income taxes	(9,546)	(311)	(875)		(10,732)	(7,099)		(17,831)
Income taxes	268	127	—		395	—		395

Net loss	$(9,814)	$(438)	$(875)		$(11,127)	$(7,099)		$(18,226)

Basic and diluted loss per common share:
Net loss	$(0.07)		$(0.04)		$(0.07)			$(0.12)

Basic and diluted average common shares outstanding	133,235		25,000	G	158,235			158,235

TranSwitch Corporation and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements are based on the historical financial statements of TranSwitch Corporation and subsidiaries (TranSwitch) and Centillium Communications, Inc. (Centillium). They give effect to cash payments and stock issuable to finance the pending acquisition of Centillium by TranSwitch as well as assumptions and adjustments underlying the acquisition.

The unaudited pro forma condensed combined balance sheet assumes that the pending acquisition occurred as of June 30, 2008.

The unaudited pro forma condensed combined statements of operations assume that the pending acquisition occurred as of the beginning of each period presented.

The unaudited pro forma condensed combined financial statements assume that the merger is accounted for using the purchase method of accounting. Further, they reflect a current estimate of preliminary fair values based upon available information. As of the date of this document, TranSwitch has not completed the detailed valuation studies necessary to arrive at more precise estimates of the fair value of Centillium’s assets and liabilities and the related allocation of the cost of the acquisition, nor has it identified all the adjustments necessary to conform Centillium’s accounting policies to TranSwitch’s accounting policies. However, TranSwitch has made certain adjustments to the historical book values of Centillium’s assets and liabilities to reflect the preliminary estimates of fair values necessary to prepare the unaudited pro forma condensed combined financial statements. The estimated cost of the acquisition has been allocated to identifiable intangible assets, including customer relationships and core technology. Differences may result once TranSwitch has determined the final acquisition cost, completed the detailed valuation studies necessary to finalize the required acquisition cost allocation and identified any necessary conforming accounting policy changes. Accordingly, the final acquisition cost allocation, which will be determined subsequent to the closing of the acquisition, and its effects on the results of operations, may differ materially from the unaudited pro forma combined amounts presented.

2. Cost of Centillium Acquisition and Allocation

The total cost of the acquisition is estimated at $43.2 million, and is comprised of:

(in thousands)
Value of 25,000,000 shares of common stock based on the average closing market price of $0.998 two days before and after the announced acquisition	$24,950
Cash consideration	15,000
Acquisition-related transaction costs	3,294

Total estimated acquisition cost	$43,244

The total estimated cost of the acquisition is allocated to Centillium’s assets and liabilities as follows:

(in thousands)
Cash and other net tangible assets (including inventory of $2,820)/liabilities	$26,269
Goodwill	6,375
Identifiable intangible assets	10,600

Total estimated cost of the acquisition	$43,244

Goodwill: Goodwill represents the excess of the estimated cost of the acquisition over the estimated fair value of net tangible and identifiable intangible assets acquired. The amount allocated to goodwill will not be amortized; it will be tested for impairment at least annually. In the event that TranSwitch determines that the value of goodwill has become impaired, TranSwitch will incur an accounting charge during the quarter in which such determination is made.

Identifiable intangible assets: Identifiable intangible assets acquired include core technology and customer relationships. Core technology includes products that have reached technological feasibility. Customer relationships represent customers of Centillium’s installed base.

The fair value of intangible assets is based on TranSwitch management’s preliminary valuation using market comparable information and TranSwitch’s historical experience with respect to other acquisitions. Estimated useful lives are based on historical experience.

Pre-acquisition contingencies: TranSwitch has currently not identified any pre-acquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated. If information becomes available prior to the end of the acquisition cost allocation period, which would indicate that a liability is probable and the amount can be reasonably estimated, such items will be included in the acquisition cost allocation and result in additional goodwill.

3. Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined balance sheet:

(A) Cash payments for:

(in thousands)
Acquisition-related costs, including loan acquisition costs, investment banking, legal and accounting fees	$(3,294)
Payment to holders of Centillium’s common stock and its vested and unvested, in-the-money, stock options outstanding at the closing of the merger	(15,000)

Total adjustments to cash and cash equivalents	$(18,294)

(B) The recordation of the preliminary estimated fair value of identifiable intangible assets:

	Preliminary Fair Value	Annual Amortization	Six Month Amortization	Estimated Useful Life
	(in thousands)
Core technology	$2,800	$454	$227	5-7 years
Customer relationships	7,800	650	325	12 years

Total identifiable intangible assets	$10,600	$1,104	$552

(C) The recordation of estimated goodwill of approximately $6.4 million.

(D) The recordation of the following adjustments to stockholders’ equity:

(in thousands)
Elimination of Centillium’s historical stockholders’ equity:
Common stock	$(42)
Additional paid-in-capital	(255,093)
Accumulated other comprehensive income	(16)
Accumulated deficit	230,165

(24,986)

Recordation of the issuance of 25,000,000 shares of TranSwitch’s common stock:
Common stock	25
Additional paid-in-capital	24,925

24,950

$(36)

(E) The adjustment of inventory for fair value step-up.

The following pro forma adjustments are included in the unaudited pro forma condensed combined statements of operations:

(F) The recordation of amortization expense related to acquired intangible assets (see note B). Amortization expense is allocated as follows for the twelve and six months ended December 31, 2007 and June 30, 2008: Research and development—$454 and $227: Selling, general and administrative—$650 and $325.

(G) The recordation of the issuance of TranSwitch common stock in connection with the acquisition.

(H) The recordation of the effects of the use of cash to fund the acquisition on interest income:

	Year ended December 31, 2007	Six months ended June 30, 2008
	(in thousands)
Interest income from TranSwitch cash used to fund the acquisition	$(955)	$(323)

(I) The reflection of the fair value of purchased inventory on cost of revenues.

(J) The recordation of the effects on acceleration of stock option vesting for the twelve months ended December 31, 2007: Research and Development—$41: Selling, general and administrative—$372.

Additional Pro Forma Information

(K) The elimination of the effects of the divestiture of Centillium’s DSL business and related assets.

(L) The elimination of the gain on the sale of Centillium’s DSL business and related assets.

(M) The elimination of Centillium’s impairment of assets amount of approximately $1.4 million which was recorded during 2007 and Centillium’s restructuring charge of approximately $2.9 million which was recorded during the six months ended June 30, 2008, both of which were done in conjunction with the sale of the DSL business and neither of which relate to the business remaining after the sale of the DSL business.

(N) The elimination of the settlement gain and loss for the twelve and six months ended December 31, 2007 and June 30, 2008 specifically related to the DSL business.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

TRANSWITCH CORPORATION

SONNET ACQUISITION CORPORATION

HAIKU ACQUISITION CORPORATION

and

CENTILLIUM COMMUNICATIONS, INC.

Dated as of July 9, 2008

i

3.15	Company Options and Company Restricted Stock	A-24

3.16	Taxes	A-25

3.17	Environmental Matters	A-27

3.18	Employee Benefit Plans	A-27

3.19	Labor Matters	A-30

3.20	Real Property	A-30

3.21	Personal Property	A-30

3.22	Intellectual Property	A-30

3.23	Significant Customers	A-33

3.24	Insurance	A-33

3.25	Related Party Transactions	A-33

3.26	Brokers	A-33

3.27	Opinion of Financial Advisor	A-33

3.28	State Anti-Takeover Statutes	A-33

3.29	Rights Plan	A-33

3.30	Tax Treatment	A-33

3.31	Ownership of Company Capital Stock	A-34

3.32	Foreign Corrupt Practices Act	A-34

3.33	Export Control and Related Matters	A-34

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2		A-34

4.1	Organization	A-34

4.2	Authorization	A-35

4.3	Capitalization of Parent and Merger Sub1 and Merger Sub 2	A-35

4.4	Non-contravention; Required Consents	A-36

4.5	Parent SEC Reports	A-36

4.6	Financial Statements	A-37

4.7	Information Supplied	A-38

4.8	No Undisclosed Liabilities	A-38

4.9	Compliance with Laws	A-38

4.10	Absence of Certain Changes	A-38

4.11	Litigation	A-39

4.12	Parent Benefit Plans	A-39

4.13	Intellectual Property	A-39

4.14	Ownership of Company Capital Stock	A-40

4.15	Tax Treatment	A-40

4.16	Permits	A-41

4.17	[Reserved]	A-41

4.18	Foreign Corrupt Practices Act	A-41

ARTICLE V INTERIM CONDUCT OF BUSINESS		A-41

5.1	Affirmative Obligations of the Company	A-41

5.2	Negative Obligations of the Company	A-41

5.3	Negative Obligations of Parent	A-44

ARTICLE VI ADDITIONAL AGREEMENTS		A-45

6.1	No Solicitation	A-45

6.2	Company Board Recommendation	A-47

6.3	Company Stockholders’ Meeting	A-47

6.4	Form S-4 and Proxy Statement	A-48

6.5	Reasonable Best Efforts to Complete	A-48

6.6	Company Rights Plan	A-50

6.7	Access	A-50

6.8	Notification	A-50

6.9	Certain Litigation	A-51

6.10	Confidentiality	A-51

6.11	Public Disclosure	A-51

6.12	Equity Awards; Company ESPP	A-52

6.13	Employee Matters	A-53

6.14	Directors’ and Officers’ Indemnification and Insurance	A-54

6.15	FIRPTA Certificate	A-55

6.16	Resignation of Officers and Directors	A-55

6.17	Nasdaq Listing	A-55

6.18	Treatment as Reorganization	A-55

6.19	Tax Matters	A-55

6.20	Directorships	A-55

ARTICLE VII CONDITIONS TO THE MERGER		A-56

7.1	Conditions to Each Party’s Obligations to Effect the Merger	A-56

7.2	Conditions to the Company’s Obligations to Effect the Merger	A-56

7.3	Conditions to Parent’s, Merger Sub 1’s and Merger Sub 2’s Obligations to Effect the Merger	A-57

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		A-58

8.1	Termination	A-58

8.2	Notice of Termination; Effect of Termination	A-59

8.3	Fees and Expenses	A-60

8.4	Amendment	A-61

8.5	Extension; Waiver	A-61

ARTICLE IX GENERAL PROVISIONS		A-61

9.1	Nonsurvival of Representations, Warranties and Covenants	A-61

9.2	Notices	A-61

9.3	Assignment	A-62

9.4	Entire Agreement	A-62

9.5	Third Party Beneficiaries	A-62

9.6	Severability	A-62

9.7	Other Remedies	A-62

9.8	Specific Performance	A-62

9.9	Governing Law	A-63

9.10	Consent to Jurisdiction	A-63

9.11	WAIVER OF JURY TRIAL	A-63

9.12	Counterparts	A-63

Exhibit A	-	Form of Certificate of Incorporation of the Surviving Entity
Exhibit B	-	Form of Bylaws of the Surviving Entity

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 9, 2008, by and among TranSwitch Corporation, a Delaware corporation (“Parent”), Sonnet Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), Haiku Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 2”), and Centillium Communications, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I hereof.

W I T N E S S E T H:

WHEREAS, it is proposed that Merger Sub 1 will merge with and into the Company and, as part of the same overall transaction, the surviving entity of such merger will be merged with and into Merger Sub 2 and, as a result of such transactions, each share of Company Common Stock, other than Dissenting Shares, and each Eligible Derivative Security issued and outstanding immediately prior to the Effective Time will thereupon be cancelled and converted into the right to receive the consideration as set forth herein, all upon the terms and subject to the conditions set forth herein and the applicable provisions of Delaware Law.

WHEREAS, the respective boards of directors of Parent, Merger Sub 1, Merger Sub 2 and the Company have approved, in accordance with applicable provisions of Delaware Law, this Agreement and the transactions contemplated hereby, including the Merger, and the Company Board has resolved, subject to the terms set forth herein, to recommend to the Company Stockholders the approval and adoption of this Agreement.

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent, Merger Sub 1 and Merger Sub 2 to enter into this Agreement, the Company and Mellon Investor Services LLC are entering into an amendment to that certain Preferred Stock Rights Agreement dated as of December 30, 2002 (the “Company Rights Plan”), so as to render the rights issued thereunder inapplicable to this Agreement and the transactions contemplated hereby.

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent, Merger Sub 1, Merger Sub 2 and the Company to enter into this Agreement, certain stockholders of the Company have entered into a voting agreement with Parent.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub 1, Merger Sub 2 and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1      Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

  (a)      “Acquisition Proposal” shall mean any offer or proposal relating to any Acquisition Transaction in respect of the Company or in respect of Parent, as the case may be and as the context requires.

  (b)      “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Merger) involving: (i) in respect of the Company, (A) any acquisition or purchase from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company, (B) any merger, recapitalization, consolidation, business combination or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction, (C) other than in the ordinary course of business, any sale, lease, exchange, transfer, or acquisition of more than fifteen percent (15%) of the assets of the Company and its Subsidiaries taken as a whole, or (D) any liquidation or dissolution of the Company; or (ii) in respect of Parent, (A) any acquisition or purchase from Parent by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of Parent, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of Parent, (B) any merger, recapitalization, consolidation, business combination or other similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction, (C) other than in the ordinary course of business, any sale, lease, exchange, transfer, or acquisition of more than fifteen percent (15%) of the assets of Parent and its Subsidiaries taken as a whole, or (D) any liquidation or dissolution of Parent.

  (c)      “Affiliate” shall mean, with respect to any Person, any other Person which controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

  (d)      “Aggregate Stock Consideration” shall mean twenty-five million (25,000,000) validly issued, fully paid and nonassessable shares of Parent Common Stock.

  (e)      “Applicable Law” means, with respect to any Person, any United States federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to that Person.

  (f)      “Associate” shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

  (g)      “Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2008.

  (h)      “Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of California or is a day on which banking institutions located in the State of California are authorized or required by Legal Requirements to close.

  (i)      “Cash Consideration Exchange Multiple” shall mean the quotient obtained by dividing (x) the Per Share Cash Consideration by (y) the Closing Average.

  (j)      “Closing Average” shall mean the average of the closing prices of Parent Common Stock as reported on Nasdaq for each of the ten (10) consecutive trading days ending on the third (3rd ) trading day immediately preceding the Closing Date.

  (k)      “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

  (l)      “Company Board” shall mean the Board of Directors of the Company.

  (m)      “Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

  (n)      “Company Common Stock” shall mean the Common Stock, par value $0.001 per share, of the Company, together with the Preferred Stock Purchase Rights appurtenant thereto issued under the Company Rights Plan.

  (o)      “Company ESPP” shall mean the Company’s 2000 Employee Stock Purchase Plan, as amended.

  (p)      “Company Fully Diluted Capitalization” shall mean, as of the date and time immediately prior to the Effective Time, the sum of (i) the number of shares of Company Common Stock issued and outstanding (excluding Company Common Stock that is held by the Company as treasury stock or owned by Parent, Merger Sub 1, Merger Sub 2 or the Company, or by any direct or indirect wholly owned Subsidiary of Parent, Merger Sub 1, Merger Sub 2 or the Company, and excluding Company Restricted Stock (as defined in Section 2.7 below)); plus (ii) the number of shares of Company Common Stock underlying all Eligible Company Stock Options (the “Eligible Derivative Securities”).

  (q)      “Company IP” shall mean all Technology that is used or held for use by the Company or any of its Subsidiaries in connection with the business of the Company and its Subsidiaries.

  (r)      “Company Material Adverse Effect” means any change, event, circumstance or condition that has or results in a material adverse effect (a) on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect the Company and its Subsidiaries taken as a whole; (ii) changes in or affecting the industries in which the Company operates to the extent they do not disproportionately affect the Company and its Subsidiaries taken as a whole, in any material respect; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the transactions contemplated by this Agreement or compliance with the terms of this Agreement; (iv) changes resulting from changes in accounting requirements or applicable Legal Requirements; (v) the failure in and of itself to meet any projections or forecasts or revenue or earnings predictions (provided that this subclause (v) shall not exclude any underlying circumstance, change, event, fact, development or effect that may have caused such failure to meet projections or forecasts or revenue or earnings predictions); (vi) any actions taken, or failure to take action, to which the other party to this Agreement has expressly consented or requested; or (vii) changes in the Company’s stock price or trading volume of the Company’s stock, in and of itself, or transfer of the Company Common Stock to the Nasdaq Capital Market, in and of itself, or (b) on the ability of the Company to consummate the Merger.

  (s)      “Company Options” shall mean any options to purchase shares of Company Common Stock outstanding under any of the Company Option Plans.

  (t)      “Company Option Plans” shall mean the Company’s: (i) 2001 Nonstatutory Stock Option Plan; (ii) the Company’s 1997 Stock Plan, as amended; and (iii) any other compensatory option plans or option Contracts of the Company, including any Contracts with respect to Company Restricted Stock or Company Restricted Stock Units.

  (u)      “Company Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of the Company.

  (v)      “Company Restricted Stock Units” shall mean any restricted stock units of Company Common Stock outstanding under any of the Company Option Plans.

  (w)      “Company Stockholders” shall mean holders of shares of Company Capital Stock.

  (x)      “Consent” shall mean any approval, consent, order or authorization of, or filing or registration with, or notification to, any Person.

  (y)      “Continuing Employees” shall mean all employees of the Company who are employed as of immediately prior to the Effective Time.

  (z)      “Contract” shall mean any contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense, permit, franchise or other instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing, including all amendments thereto.

  (aa)    “Delaware Law” shall mean the DGCL and any other applicable law of the State of Delaware.

  (bb)    “DGCL” shall mean the General Corporation Law of the State of Delaware, or any successor statute thereto.

  (cc)    “DOL” shall mean the United States Department of Labor or any successor thereto.

  (dd)    “Environmental Law” shall mean applicable Legal Requirements, relating to the protection of the environment (including ambient air, surface water, groundwater or land) or human health as affected by the environment or Hazardous Substances or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release, labeling or other handling of any Hazardous Substances or any products or wastes containing any Hazardous Substances including any Legal Requirements related to product take-back or content requirements, or the investigation, clean-up or other remediation or analysis of Hazardous Substances, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, and the Clean Water Act.

  (ee)     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

  (ff)      “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

  (gg)      “Export Control Laws” shall mean all Applicable Laws, now or hereafter in effect, and in each case as amended or supplemented from time to time, and any judicial or administrative interpretations thereof, relating to the export or re-export of commodities and technologies. Export Control Laws include, but are not limited to, the Export Administration Act of 1979, 24 U.S.C. §§ 2401-2420; the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706; the Trading with the Enemy Act, 50 U.S.C. §§ 1 et seq.; the Arms Export Control Act, 22 U.S.C. §§ 2778, 2779; and the International Boycott Provisions of Section 999 of the Code.

  (hh)      “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

  (ii)      “Governmental Entity” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, local or foreign.

  (jj)      “Hazardous Substance” shall mean a substance, material, or waste that is characterized and regulated under Environmental Laws as “hazardous,” “pollutant,” “contaminant” or “toxic,” or has been established to be a danger to health, reproduction or the environment, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

  (kk)    “Indebtedness” means, without duplication, (i) all obligations of the Company and its Subsidiaries for borrowed money or extensions of credit, (ii) all obligations of the Company and its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of the Company and its Subsidiaries to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of the Company and its Subsidiaries as lessee which are or should be capitalized in accordance with US GAAP, (v) all indebtedness of others secured by a Lien or Encumbrance on any asset of the Company or any of its Subsidiaries, whether or not such indebtedness is assumed by the Company or any of its Subsidiaries and (vi) all obligations of the Company and any of its Subsidiaries, contingent or otherwise, directly or indirectly guaranteeing any indebtedness or other obligation of any other Person, all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations.

  (ll)      “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

  (mm)  “Knowledge” of a party hereto, with respect to any matter in question, shall mean (i) the actual knowledge of any of the non-employee directors of such party and (ii) the knowledge, after due inquiry, of any of the executive officers of such party.

  (nn)    “Legal Proceeding” shall mean any action, claim, suit, litigation, proceeding (public or private), criminal prosecution, audit or investigation by or before any Governmental Entity.

  (oo)    “Legal Requirements” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, formal decree, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by any Governmental Entity.

  (pp)    “Liabilities” shall mean any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP).

  (qq)    “Lien” shall mean with respect to any property or asset, any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, transfer or voting restriction under any stockholder or similar agreement, encumbrance, community property interest, equitable interest or any other similar restriction.

  (rr)     “Merger Shares” shall mean those shares of Parent Common Stock payable to holders of Company Common Stock and holders of Eligible Derivative Securities pursuant to Section 2.7 hereof.

  (ss)     “Nasdaq” shall mean the Nasdaq Global Market, the Nasdaq Capital Market, any successor inter-dealer quotation system operated by The Nasdaq Stock Market LLC or any successor thereto.

  (tt)     “Order” shall mean any judgment, decision, formal decree, injunction, ruling, writ or order of any Governmental Entity that is binding on any Person or its property under applicable Legal Requirements.

  (uu)    “Parent Board” shall mean the Board of Directors of Parent.

  (vv)    “Parent Common Stock” shall mean the Common Stock, par value $0.001 per share, of Parent.

  (ww)  “Parent ESPP” shall mean Parent’s 2005 Employee Stock Purchase Plan, as amended.

  (xx)    “Parent Material Adverse Effect” means any change, event, circumstance or condition that has or results in a material adverse effect (a) on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect Parent and its Subsidiaries taken as a whole; (ii) changes in or affecting the industries in which Parent operates to the extent they do not disproportionately affect Parent and its Subsidiaries taken as a whole, in any material respect; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the transactions contemplated by this Agreement or compliance with the terms of this Agreement; (iv) changes resulting from changes in accounting requirements or applicable Legal Requirements; (v) the failure in and of itself to meet any projections or forecasts or revenue or earnings predictions (provided that this subclause (v) shall not exclude any underlying circumstance, change, event, fact, development or effect that may have caused such failure to meet projections or forecasts or revenue or earnings predictions); (vi) any actions taken, or failure to take action, to which the other party to this Agreement has expressly consented or requested, or (vii) changes in Parent’s stock price or trading volume of Parent’s stock, in and of itself, or transfer of Parent Common Stock to the Nasdaq Capital Market, in and of itself, or (b) on the ability of Parent, Merger Sub 1 and Merger Sub 2 to consummate the Merger.

  (yy)      “Parent Option Plans” shall mean Parent’s: (i) 2008 Equity Incentive Plan; (ii) Third Amended and Restated 1995 Stock Option Plan, as amended; (iii) the 2000 Stock Option Plan; and (iv) any other compensatory option plans or option Contracts of Parent.

  (zz)      “Parent Preferred Stock” shall mean the Series A Junior Participating Preferred Stock, par value $0.01 per share, of Parent.

  (aaa)    “Parent Stockholders” shall mean holders of shares of Parent Common Stock.

  (bbb)   “Per Share Cash Consideration” means the quotient, expressed as a dollar amount rounded to the nearest cent, of (i) fifteen million dollars ($15,000,000) divided by (ii) the Company Fully Diluted Capitalization.

  (ccc)    “Per Share Merger Consideration Value” means the sum, expressed as a dollar amount rounded to the nearest cent, of (i) the Per Share Cash Consideration plus (ii) (A) the Per Share Stock Consideration multiplied by (B) the Closing Average.

  (ddd)    “Per Share Stock Consideration” mean the quotient, expressed as a number rounded to four decimals, of (i) the Aggregate Stock Consideration divided by (ii) the Company Fully Diluted Capitalization.

  (eee)    “Permitted Encumbrances” shall mean (i) statutory Liens for Taxes not yet due and payable, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by the Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) statutory purchase money liens, (vi) transfer restrictions imposed under federal or state securities laws and (vii) such imperfections of title and Liens, if any, which do not materially impair the continued use of the properties or assets subject thereto or affected thereby, or otherwise materially impair business operations at such properties.

  (fff)     “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

  (ggg)    “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

  (hhh)    “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

  (iii)      “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

  (jjj)     “Subsidiary” of any Person shall mean: (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof; (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

  (kkk)  “Superior Proposal” shall mean any written Acquisition Proposal (with all references to 15% and 85% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) which contemplates a transaction that the Company Board or Parent Board, as applicable, determines in good faith (after consulting with a financial advisor of nationally recognized reputation and outside legal counsel, and after taking into account (i) the financial, legal and regulatory aspects of such Acquisition Transaction and (ii) whether such Acquisition Transaction is reasonably likely to be consummated on the terms proposed) to be more favorable to the Company Stockholders (in their capacity as such) or the Parent Stockholders (in their capacity as such), respectively, from a financial point of view, than the Merger.

  (lll)      “Tax” shall mean: (i) any and all federal, state, local and foreign taxes, including gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, registration, franchise, withholding, payroll, social security, employment, disability, recapture, employment, excise, severance, stamp, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock and real property, personal property, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated unitary or combined basis or in any other manner, together with all interest, penalties and additions imposed with respect to such amounts, whether or not disputed; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of foreign, state or local law); and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

  (mmm)  “Tax Returns” shall mean all returns, declarations, reports, estimates, statements and other documents required to be filed in respect of any Taxes, including any amendments thereto.

1.2       Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
368 Reorganization	3.30
401(k) Termination Date	6.13(a)
Agreement	Preamble
Appraisal Rights Provisions	2.12(a)
Assets	3.21
Cash Consideration	2.7(a)(1)
Certificates	2.8(a)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreements	3.19(a)
Company	Preamble
Company Board Recommendation	6.2(a)
Company Board Recommendation Change	6.2(b)
Company Disclosure Schedule	Article III
Company Intellectual Property	3.22(a)
Company Product	3.22(a)
Company Registered Intellectual Property	3.22(b)
Company Restricted Stock	2.7(d)
Company Rights Plan	Recitals
Company SEC Reports	3.6(a)
Company Securities	3.4(c)
Company Special Representations	7.3(a)
Company Stockholder Approval	3.3(c)
Company Stockholders’ Meeting	6.3
Company Triggering Event	8.1(f)(ii)
Confidentiality Agreement	6.10
Copyrights	3.22(a)(2)
D&O Insurance	6.14(b)
Delaware Secretary of State	2.2
Dissenting Shares	2.12(a)
Dissenting Stockholders	2.12(a)
Effective Time	2.2
Eligible Company Stock Option	2.7(a)(5)
Employee Plans	3.18(a)
ERISA Affiliate	3.18(a)
Exchange Agent	2.8(a)
Exchange Fund	2.8(b)
Exclusivity Agreement	6.1(b)
First Certificate of Merger	2.2
First Merger	2.1(a)
First Merger Surviving Entity	2.1(a)
Form S-4	6.6(a)
In-Licenses	3.22(k)
Incentives	3.16(m)
Indemnified Parties	6.14(a)
Intellectual Property Rights	3.22(a)
International Employee Plans	3.18(a)
IP Licenses	3.22(l)

Term	Section Reference
Leased Real Property	3.20(b)
Leases	3.20(b)
Material Contract	3.11(a)
Maximum Premium	6.14(b)
Merger	2.1
Merger Communication	6.11(b)
Merger Consideration	2.7(a)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Modified Stock Option	6.12(a)(2)
Modified RSU	6.12(a)(2)
Open Source License	3.22(a)(4)
Open Source Materials	3.22(a)(4)
Option Exchange Ratio	2.7(a)(5)
Out-Licenses	3.22(l)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Intellectual Property	4.13(a)
Parent Registered Intellectual Property	4.13(b)
Parent SEC Reports	4.5
Parent Securities	4.3(c)
Parent Special Representations	7.2(a)
Patents	3.22(a)(2)
Permits	3.13
Proxy Statement	3.8
Registered Intellectual Property	3.22(a)(6)
Rollover RSU	6.12(b)
Rollover Stock Option	6.12(b)
Second Certificate of Merger	2.1(b)
Second Merger	2.1(b)
Second Merger Surviving Entity	2.1(b)
Source Code	3.22(a)(7)
Subsidiary Securities	3.2(c)
Surviving Entity	2.1(b)
Tax Opinions	6.19
Technology	3.22(a)(1)
Termination Fee Amount	8.3(b)(1)
Trade Secrets	3.22(a)(2)
Trademarks	3.22(a)(2)
Uncertificated Shares	2.8(a)

1.3      Certain Interpretations.

  (a)      Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

  (b)      Unless otherwise indicated, the words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

  (c)      Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

  (d)      All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

  (e)      The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

  (f)      When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. References to any Person include the successors and permitted assigns of that Person.

  (g)      References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on the Parent Disclosure Schedule, the Company Disclosure Schedule or any other schedule to this Agreement, all such amendments, modifications or supplements must also be listed in the appropriate schedule. Any reference in this Agreement to a statute shall be to that statute, as amended from time to time, and to the rules and regulations promulgated at that time under that statute. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law” or “laws” shall be deemed also to include any Applicable Law.

  (h)      The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

2.1      The Merger.

  (a)      The First Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Merger Sub 1 shall be merged with and into the Company (the “First Merger”), the separate corporate existence of Merger Sub 1 shall thereupon cease and the Company shall continue as the surviving corporation of the First Merger (the “First Merger Surviving Entity”).

  (b)      The Second Merger. As soon as possible after the Effective Time, as part of a single overall transaction with the First Merger and pursuant to an integrated plan, and in accordance with the applicable provisions of Delaware Law, the First Merger Surviving Entity shall be merged with and into Merger Sub 2 (the “Second Merger”), the separate corporate existence of the First Merger Surviving Entity shall thereupon cease and Merger Sub 2 shall continue as the surviving corporation of the Second Merger (the “Second Merger Surviving Entity”) and shall change its name to “Centillium Communications, Inc.” The First Merger and Second Merger are collectively referred to herein as the “Merger”. Merger Sub 2, as the surviving corporation of the Merger, is sometimes hereinafter referred to as the “Surviving Entity.”

2.2      The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, (a) Parent, Merger Sub 1 and the Company shall cause the First Merger to be consummated under Delaware Law by filing a certificate of merger in customary form and substance (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of Delaware Law, and (b) Parent, Merger Sub 2 and the First Merger Surviving Entity shall cause the Second Merger to be consummated by filing a certificate of merger in customary form and substance (the “Second Certificate of Merger”) with the Delaware Secretary of State in accordance with the applicable provisions of Delaware Law. The First Merger shall become effective at the date and time at which the First Certificate of Merger is duly filed with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL or such subsequent date and time as the parties hereto shall mutually agree. The effective time of the First Merger is sometimes referred to herein as the “Effective Time.” The Second Merger shall become effective at the date and time at which the Second Certificate of Merger is duly filed with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL or such subsequent date and time as the parties hereto shall mutually agree and as shall be specified in the Second Certificate of Merger.

2.3      The Closing. The consummation of the Merger (the “Closing”) shall take place at a closing to occur at the offices of Brown Rudnick LLP in Boston, Massachusetts, on a date and at a time to be agreed upon by Parent, Merger Sub 1, Merger Sub 2 and the Company, which date shall be as soon as practicable, but no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last of the conditions set forth in Article VII hereof to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of such conditions), or at such other location, date and time as Parent, Merger Sub 1, Merger Sub 2 and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).

2.4      Effect of the Merger.

  (a)      First Merger. From and after the Effective Time, the First Merger shall have all of the effects provided in this Agreement, the First Certificate of Merger and Applicable Law, including the provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub 1 and the Company, respectively, shall vest in the First Merger Surviving Entity, and all debts, liabilities and duties of Merger Sub 1 and the Company, respectively, shall become the debts, liabilities and duties of the First Merger Surviving Entity.

  (b)      Second Merger. From and after the effective time of the Second Merger, the Second Merger shall have all of the effects provided in this Agreement, the Second Certificate of Merger and Applicable Law, including the provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the effective time of the Second Merger, all the property, rights, privileges, powers and franchises of the First Merger Surviving Entity shall vest in the Second Merger Surviving Entity, and all debts, liabilities and duties of the First Merger Surviving Entity shall become the debts, liabilities and duties of the Second Merger Surviving Entity.

2.5      Certificate of Incorporation and Bylaws.

  (a)      Certificate of Incorporation of the First Merger Surviving Entity. At the Effective Time, subject to the provisions of Section 6.12 hereof, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to read as set forth on Exhibit A, and such amended and restated Certificate of Incorporation shall become the Certificate of Incorporation of the First Merger Surviving Entity until thereafter amended in accordance with the applicable provisions of Delaware Law and such Certificate of Incorporation.

  (b)      Certificate of Incorporation of the Surviving Entity. At the effective time of the Second Merger, subject to the provisions of Section 6.12 hereof, the Certificate of Incorporation of Merger Sub 2 shall be amended and restated in its entirety to read as set forth on Exhibit A, and such amended and restated Certificate of Incorporation shall become the Certificate of Incorporation of the Surviving Entity until thereafter amended in accordance with the applicable provisions of Delaware Law and such Certificate of Incorporation; provided, however, that as of the effective time of the Second Merger, the Certificate of Incorporation of the Surviving Entity shall provide that the name of the Surviving Entity is “Centillium Communications, Inc.”

  (c)      Bylaws of the First Merger Surviving Entity. At the Effective Time, subject to the provisions of Section 6.14 hereof, the Bylaws of Merger Sub 1, as in effect immediately prior to the Effective Time as set forth on Exhibit B, shall become the Bylaws of the First Merger Surviving Entity until thereafter amended in accordance with the applicable provisions of Delaware Law, the Certificate of Incorporation of the First Merger Surviving Entity and such Bylaws.

  (d)      Bylaws of the Surviving Entity. At the effective time of the Second Merger, subject to the provisions of Section 6.14 hereof, the Bylaws of Merger Sub 2, as in effect immediately prior to the effective time of the Second Merger as set forth on Exhibit B, shall become the Bylaws of the Surviving Entity until thereafter amended in accordance with the applicable provisions of Delaware Law, the Certificate of Incorporation of the Surviving Entity and such Bylaws; provided, however, that as of the effective time of the Second Merger, the Bylaws of the Surviving Entity shall provide that the name of the Surviving Entity is “Centillium Communications, Inc.”

2.6      Directors and Officers.

  (a)      Directors. At the Effective Time, by virtue of the First Merger and without any action on the part of the Company or Merger Sub 1, the initial directors of the First Merger Surviving Entity shall be the directors of Merger Sub 1 immediately prior to the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the First Merger Surviving Entity until their respective successors are duly elected or appointed and qualified. At the effective time of the Second Merger, by virtue of the Second Merger and without any action on the part of the First Merger Surviving Entity or Merger Sub 2, the initial directors of the Surviving Entity shall be the directors of Merger Sub 2 immediately prior to the effective time of the Second Merger, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Entity until their respective successors are duly elected or appointed and qualified.

  (b)      Officers. At the Effective Time, by virtue of the First Merger and without any action on the part of the Company or Merger Sub 1, the initial officers of the First Merger Surviving Entity shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the First Merger Surviving Entity until their respective successors are duly appointed. At the effective time of the Second Merger, by virtue of the Second Merger and without any further action on the part of the First Merger Surviving Entity or Merger Sub 2, the initial officers of the Surviving Entity shall be the officers of the First Merger Surviving Entity immediately prior to the effective time of the Second Merger, each to hold office until their respective successors are duly elected or appointed and qualified.

2.7      Effect on Capital Stock and Eligible Derivative Securities.

  (a)      Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub 1, Merger Sub 2, the Company, or the holders of any of the following securities, the following shall occur:

    (1)      Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Parent, Merger Sub 1, Merger Sub 2 or the Company, or by any direct or indirect wholly owned Subsidiary of Parent, Merger Sub 1, Merger Sub 2 or the Company, in each case immediately prior to the Effective Time, or Dissenting Shares) shall be canceled and extinguished and automatically converted into the right to receive (i) the Per Share Cash Consideration and (ii) the Per Share Stock Consideration (together with the Per Share Cash Consideration and cash in lieu of fractional shares of Parent Common Stock, the “Merger Consideration”), upon the surrender of the certificate or in the case of Uncertificated Shares, an agent’s message, representing such share of Company Common Stock in the manner provided in Section 2.8 hereof (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.10 hereof).

    (2)      Owned Company Common Stock. Each share of Company Common Stock that is (i) held by the Company as treasury stock or (ii) owned by Parent, Merger Sub 1, Merger Sub 2 or the Company, or by any direct or indirect wholly owned Subsidiary of Parent, Merger Sub 1, Merger Sub 2 or the Company, in each case immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

    (3)      Capital Stock of Merger Sub 1. Each share of common stock, par value $.01 per share, of Merger Sub 1 that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, par value $.01 of the First Merger Surviving Entity. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the First Merger Surviving Entity.

    (4)      Effect of Second Merger. Each share of common stock, par value $.01 per share, of the First Merger Surviving Entity that is issued and outstanding immediately prior to the effective time of the Second Merger shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, par value $.01 of the Surviving Entity. Each certificate evidencing ownership of such shares of common stock of the First Merger Surviving Entity shall thereafter evidence ownership of shares of common stock of the Surviving Entity.

    (5)      Eligible Derivative Securities. As soon as practicable following the date of this Agreement, each of Parent, Merger Sub 1, Merger Sub 2 and the Company shall take such actions as may be required so that at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time that is vested or unvested and has an exercise price below the Per Share Merger Consideration Value (each an “Eligible Company Stock Option”) shall be entitled to receive, in respect of each share of Company Common Stock then subject to such Eligible Company Stock Option, (i) a fraction of a Merger Share equal to the quotient of (x) (1) the Per Share Merger Consideration Value, less (2) the exercise price per share of Company Common Stock subject to such Eligible Company Stock Option, divided by (y) the Per Share Merger Consideration Value (the “Option Exchange Ratio”) and multiplied by (z) the Per Share Stock Consideration and (ii) an amount of cash equal to the Option Exchange Ratio multiplied by the Per Share Cash Consideration. The number of Merger Shares issuable, and the amount of cash payable, upon conversion of each Eligible Company Stock Option pursuant to this Section 2.7(a)(5) shall be reduced to reflect any amount required to be withheld and deducted by Parent as a result of the conversion of such Company Stock Option pursuant to Section 2.8(f) hereof.

  (b)      Adjustment to Merger Consideration. The number of shares constituting the Aggregate Stock Consideration and the Per Share Cash Consideration and/or the Per Share Stock Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Capital Stock having a record date on or after the date hereof and prior to the Effective Time.

  (c)      Equity Awards; Company ESPP. Except as provided in Section 2.7(a)(5) hereof, at the Effective Time, (i) each Company Option and each Company Restricted Stock Unit issued by the Company then outstanding under any of the Company Option Plans shall be treated in accordance with the provisions of Section 6.12 hereof and (ii) each purchase right then outstanding under the Company ESPP shall be treated in accordance with the provisions of Section 6.12 hereof.

  (d)      Repurchase Rights. If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company (“Company Restricted

Stock”), then the Merger Consideration issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition.

  (e)      Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the First Merger, but in lieu thereof each holder of record of shares of Company Common Stock and each holder of an Eligible Derivative Security who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record or such holder of an Eligible Derivative Security) shall, upon surrender of such holder’s Certificate(s) or Uncertificated Shares or upon payment with respect to an Eligible Derivative Security, receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the Closing Average.

2.8      Exchange of Certificates and Payment of Eligible Derivative Securities.

  (a)      Exchange Agent. Prior to the Effective Time, Parent shall designate its transfer agent Computershare Trust Company, N.A., or another bank or trust company reasonably acceptable to the Company, to act as the exchange agent for the Merger (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Common Stock (the “Certificates”) and (ii) uncertificated shares of Company Common Stock (the “Uncertificated Shares”).

  (b)      Parent to Provide Merger Consideration. Promptly after the date hereof, Parent shall enter into an agreement with the Exchange Agent, which shall provide that Parent shall make the Merger Consideration available to the Exchange Agent for exchange in accordance with this Article II. In addition, Parent shall make available as necessary from time to time after the Effective Time, as needed, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 2.7(e) and any dividends or distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 2.8(d). Any cash and Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

  (c)      Exchange Procedures. Promptly following the Effective Time (and in no event later than seven (7) Business Days after the date upon which the Company’s transfer agent delivers the Company’s certified stockholder records to the Exchange Agent), Parent shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a Certificate or Uncertificated Shares that immediately prior to the Effective Time represented outstanding shares of Company Common Stock: (x) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration pursuant to Section 2.7(a), cash in lieu of any fractional shares pursuant to Section 2.7(e) and any dividends or other distributions pursuant to Section 2.8(d). Upon (a) surrender of the Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and (b) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, as the case may be, each such holder of Company Common Stock shall be entitled to receive in exchange therefor the Merger Consideration to which such holder is entitled pursuant to Section 2.7(a), payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.7(e) and any dividends or distributions payable pursuant to Section 2.8(d), and any Certificates so surrendered shall forthwith be canceled. The Exchange Agent shall accept Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates on the cash amounts payable upon the surrender of such Certificates pursuant to this Section 2.8. Until so surrendered, other than Certificates or Uncertificated Shares representing Dissenting Shares, outstanding Certificates shall be deemed from and after the Effective Time to evidence only the right to receive the Merger Consideration pursuant to Section 2.7(a), cash in lieu of the issuance of any fractional shares pursuant to Section 2.7(e) and any dividends or distributions payable pursuant to Section 2.8(d). The shares of Parent Common Stock constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is (i) requested by a holder of shares of Company Common Stock, (ii) requested by the holder of an Eligible Derivative Security or (iii) otherwise required under Applicable Law.

  (d)      Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 2.7(e) will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to Applicable Law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest (i) promptly after such surrender, the number of whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 2.7(e) and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

  (e)      Transfers of Ownership. In the event that a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable.

  (f)      Payment of Eligible Derivative Securities. As promptly as reasonably practicable after the Closing Date (but in no event later than ten (10) days after the Closing Date), the Company shall provide to Parent a list of Eligible Derivative Securities and Parent shall (or Parent shall cause the Surviving Entity to) pay each holder of an Eligible Derivative Security the Merger Consideration payable with respect to such Eligible Derivative Securities (including providing instructions to Parent’s transfer agent to issue Merger Shares to each holder of an Eligible Derivative Security). Such payment shall be made under Parent’s (or the Surviving Entity’s) payroll system and in accordance with standard payroll practices (including withholding for applicable Taxes). Subject to Applicable Law, following receipt of instructions from Parent, the Exchange Agent shall deliver to the holders of such Eligible Derivative Securities, without interest (i) promptly after such receipt, the number of whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 2.7(e) and the amount of any dividends or other distributions, if any, with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time and a payment date subsequent to the receipt of such instruction payable with respect to such whole shares of Parent Common Stock.

  (g)      Required Withholding. Each of the Exchange Agent, Parent and the Surviving Entity shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock or Eligible Derivative Securities such amounts as may be required to be deducted or withheld therefrom under United States federal or state, local or foreign law. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

  (h)      No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Surviving Entity or any other party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock or Eligible Derivative Securities for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirements.

  (i)      Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Uncertificated Shares twelve (12) months after the Effective Time due to the holder’s failure to comply with this Section 2.8 shall, at the request of Parent, be delivered to Parent or otherwise according to the instruction of Parent, and any holders of the applicable Certificates or Uncertificated Shares (including holders of Certificates who have not surrendered such Certificates in compliance with this Section 2.8) shall after such delivery to Parent look only to Parent for the Merger Consideration pursuant to Section 2.7(a), cash in lieu of any fractional shares pursuant to Section 2.7(e) and any dividends or other distributions pursuant to Section 2.8(d) with respect to the shares of Company Common Stock formerly represented thereby.

2.9      No Further Ownership Rights in Company Common Stock. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Common Stock (other than Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to Section 2.7(a), cash in lieu of any fractional shares pursuant to Section 2.7(e) and any dividends or other distributions pursuant to Section 2.8(d) therefor upon the surrender thereof in accordance with the provisions of Section 2.8 hereof. All cash delivered and shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 2.7(e) and Section 2.8(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Entity of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Article II.

2.10      Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration pursuant to Section 2.7(a), cash for fractional shares pursuant to Section 2.7 and any dividends or distributions payable pursuant to Section 2.8(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Entity or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11      Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-1(c), 1.368-2(g) and 1.368-3(a).

2.12      Appraisal Rights.

    (a)      Notwithstanding anything in this Agreement to the contrary, any shares (the “Dissenting Shares”) of the Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Company Stockholders who, in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”), (i) have not voted in favor of adopting this Agreement, (ii) shall have demanded properly in writing appraisal for such shares, (iii) have otherwise complied in all respects with the Appraisal Rights Provisions, and (iv) have not effectively withdrawn, lost, or failed to perfect their rights to appraisal (the “Dissenting Stockholders”), will not be converted into the right to receive the Merger Consideration in accordance with Section 2.7(a), but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled, retired and cease to exist and shall represent the right to receive only those rights provided under the Appraisal Rights Provisions; provided, however, that all shares of Company Common Stock held by Company Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Common Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been cancelled and to have been converted, as of the Effective Time, into the right to receive, without any interest thereon, the Merger Consideration in accordance with Section 2.7(a), cash in lieu of any fractional shares pursuant to Section 2.7(e) and any dividends or other distributions pursuant to Section 2.8(d).

    (b)      The Company shall give Parent, Merger Sub 1 and Merger Sub 2 prompt notice of any demands received by the Company for the exercise of appraisal rights with respect to shares of Company Common Stock and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, which consent shall not be unreasonably withheld, (i) make any payment with respect to any demands for appraisal for Dissenting Shares, (ii) settle or offer to settle, any such demands, (iii) waive any failure to timely deliver a written demand for appraisal in accordance with Delaware Law, or (iv) agree to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the section of the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Schedule”) that specifically relates to such Section or in another section of the Company Disclosure Schedule to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such other Section, or (b) as set forth in the Company SEC Reports filed after January 1, 2008 and prior to the date of this Agreement (excluding all disclosures in any “risk factors” section and any other prospective or forward-looking information), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 as follows:

3.1      Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under Delaware Law. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States). Each of the Company and its Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of (a) the certificate of incorporation and bylaws, as amended to date, of the Company and (b) all actions taken by written consent and all minutes of all meetings of the Company’s stockholders, the Company Board and each committee of the Company Board since January 1, 2007. Neither the Company nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or other applicable constituent documents.

3.2      Subsidiaries.

  (a)      Section 3.2(a) of the Company Disclosure Schedule contains a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company and includes details of their capitalization and shareholders. Except for the Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

  (b)      All of the issued and outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Encumbrances).

  (c)      There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.3      Authorization.

  (a)      The Company has full corporate power and authority to execute and deliver this Agreement and subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby other than obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub 1 and Merger Sub 2, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (b) is subject to general principles of equity.

  (b)      At a meeting duly called and held, the Company Board has (i) unanimously determined (subject to Section 6.2(b)) that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company Stockholders, and declared (subject to Section 6.2(b)) the Merger and this Agreement to be advisable, (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby and (iii) unanimously resolved (subject to Section 6.2(b)) to recommend that the Company Stockholders grant the Requisite Stockholder Approval.

  (c)      Assuming that the representations of Parent, Merger Sub 1 and Merger Sub 2 contained in Section 4.14 hereof are accurate, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock, voting together as a class (the “Company Stockholder Approval”), is the only vote of the holders of any class or series of the Company’s capital stock necessary (under applicable Legal Requirements or otherwise) to adopt this Agreement and approve the Merger.

3.4      Capitalization.

  (a)      The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of Company Preferred Stock, of which 500,000 shares have been designated Series A Participating Preferred Stock. As of July 3, 2008: (A) 41,718,329 shares of Company

Common Stock were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding and (C) there were no shares of Company Capital Stock held by the Company as treasury shares. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Since July 3, 2008, the Company has not issued any shares of Company Capital Stock other than pursuant to the exercise of Company Options and the vesting of Company Restricted Stock Units granted under a Company Option Plan and in connection with the Company ESPP.

  (b)      The Company has reserved via proper corporate authorization and resolutions by the Company Board (i) 26,735,434 shares of Company Common Stock for issuance under the Company Option Plans and (ii) 400,052 shares of Company Common Stock under the Company ESPP. As of July 3, 2008, with respect to the Company Option Plans, there were outstanding (A) Company Options with respect to 6,806,126 shares of Company Common Stock, of which 5,531,822 were exercisable as of such date, (B) Company Restricted Stock Units with respect to 1,105,112 shares of Company Common Stock, and (C) 75,125 shares of Company Restricted Stock (which are included in the shares of the Company’s outstanding stock) and, since such date the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options or Company Restricted Stock, other than as permitted by Section 5.2 hereof.

  (c)      Except as set forth in this Section 3.4 and except for the rights under the Company Rights Plan, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

  (d)      Other than as set forth in the Contracts relating to Company Stock Options, Company Restricted Stock Units and Company Restricted Stock, neither the Company nor any of its Subsidiaries is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any Company Securities.

3.5      Non-contravention; Required Consents.

  (a)      The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the certificates of incorporation or bylaws or other constituent documents of the Company or any of its Subsidiaries, (ii) subject to obtaining the Consents set forth in Section 3.5(a)(ii) of the Company Disclosure Schedule, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their properties or assets may be bound and which is a Material Contract, (iii) assuming compliance with the matters referred to in Section 3.5(b) and, in the case of the consummation of the Merger, subject to obtaining the Company Stockholder Approval, violate or conflict with any Legal Requirement or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (iv) result in the creation of any Lien (other than a Permitted Encumbrance) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, have a Company Material Adverse Effect.

  (b)      No Consent of any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, except (i) the filing and recordation of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and such filings with Governmental Entities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (iii) compliance with any applicable requirements of any applicable foreign antitrust, competition, merger control or similar laws and (iv) such other Consents of Governmental Entities, the failure of which to obtain would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.6      Company SEC Reports.

  (a)      The Company has filed all forms, reports and documents (including exhibits and other information incorporated therein) with the SEC that have been required to be filed by it under applicable laws from December 31, 2005 through and including the date hereof, and the Company will file prior to the Effective Time all forms, reports and documents (including exhibits and other information incorporated therein) with the SEC that are required to be filed by it under applicable laws prior to such time (all such forms, reports and documents, together with any other forms, reports or other documents filed by the Company with the SEC on or prior to the Effective Time that are not required to be so filed, the “Company SEC Reports”). Each Company SEC Report complied, or will comply, as the case may be, as of its filing date, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such SEC Report was, or will be, filed. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each SEC Report did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her required by Rule 13a-14 or 15d-14 under the Exchange Act and Section 302 or 906 of the Sarbanes-Oxley Act with respect to any SEC Report, except as disclosed in certifications filed with the Company SEC Reports. Neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

  (b)      The Company has heretofore made available to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect. The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since December 31, 2005 and all responses to such comment letters filed by or on behalf of the Company.

3.7      Financial Statements.

  (a)      The consolidated financial statements (including the related notes) of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports have been or will be, as the case may be, prepared in accordance with GAAP and complied as to form in all material respects with the requirements of Regulation S-X of the SEC consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto), and fairly present in all material respects in accordance with GAAP, or will present in all material respects in accordance with GAAP, as the case may be, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

  (b)      The Company and its Subsidiaries have established and maintain, adhere to and enforce a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board and (ii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company’s consolidated financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to its auditors and the Audit Committee of the Company Board (A) (i) any significant deficiencies in the design or operation of internal control over financial reporting that would adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any material weakness in internal control over financial reporting, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

  (c)      The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Such disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

  (d)      Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director or officer of the Company or any of its Subsidiaries has Knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in illegal accounting or auditing practices. Since December 31, 2006, no current or former attorney representing the Company or any of its Subsidiaries has reported in writing a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof.

  (e)      The Company has not extended any personal loan or other extension of credit to any of its executive officers or directors (other than as permitted by the Exchange Act and the Sarbanes-Oxley Act) or taken any action prohibited by Section 402 of the Sarbanes-Oxley Act since July 31, 2002.

3.8      Information Supplied. The information supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock are issuable in the Merger will be registered with the SEC shall not at the time the S-4 is filed with the SEC and at the time it time it is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus, or any amendment or supplement thereto, to be sent to the Company Stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.8 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information furnished by Parent or any of its representatives specifically for use or incorporation by reference therein.

3.9      No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries included in the Company SEC Reports filed prior to the date of this Agreement, (b) Liabilities incurred in the ordinary course of business consistent with past practice as of March 31, 2008, (c) Liabilities under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (d) executory obligations under any contract to which the Company is a party or is bound and (e) other Liabilities that did not have, individually or in the aggregate, a Company Material Adverse Effect.

3.10    Absence of Certain Changes. Since March 31, 2008, except for actions expressly contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred or there does not exist, as the case may be:

  (a)      any Company Material Adverse Effect;

  (b)      other than cash dividends made by any wholly owned Subsidiary of the Company to the Company or one of its Subsidiaries, any split, combination or reclassification of any shares of capital stock, declaration, setting aside or paying of any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock of the Company or any Subsidiary;

  (c)      any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any Assets that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole;

  (d)      any material change in any method of accounting or accounting principles or practice, or material Tax election, by the Company or any of its Subsidiaries, except for any such change required by reason of a change in GAAP, other applicable generally accepted accounting principles or regulatory accounting principles;

  (e)      any amendment of the Company’s certificate of incorporation or bylaws;

  (f)      except as permitted by Section 5.2 hereof, any acquisition, redemption or amendment of any Company Securities or Subsidiary Securities;

  (g)      (i) any incurrence or assumption of any debt by the Company or any of its Subsidiaries except for short-term debt incurred to fund operations of the business or owed to the Company or any of its Subsidiaries, in each case, in the ordinary course of business consistent with past practice, (ii) any assumption, guarantee or endorsement of the obligations of any other Person (except direct or indirect wholly owned Subsidiaries of the Company) by the Company or any of its Subsidiaries, (iii) any loan, advance or capital contribution to, or other investment in, any other Person by the Company or any of its Subsidiaries (other than customary loans or advances to employees or direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practice) or (iv) any mortgage or pledge of the Company’s or any of its Subsidiaries’ assets, tangible or intangible, or any creation of any Lien thereupon (other than Permitted Encumbrances);

  (h)      any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger); or

  (i)      any material Tax election or any settlement or compromise of any material income Tax liability.

3.11    Material Contracts.

  (a)      For purposes of this Agreement, a “Material Contract” shall mean (in each case, under which the Company has continuing obligations as of the date hereof):

    (1)      any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and its Subsidiaries);

    (2)      any employment or consulting Contract with any current or former executive officer or other employee of the Company or its Subsidiaries or member of the Company Board providing for an annual base compensation in excess of $100,000, other than employment Contracts regarding “at-will” employment that contain no severance rights or rights triggered upon a change in control of the Company;

    (3)      any Contract or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    (4)      any Contract providing for indemnification or any guaranty in an amount in excess of, or potentially in excess of, $500,000, other than any guaranty by the Company of any of its Subsidiary’s obligations and contracts with Company customers, distributors and suppliers entered into in the ordinary course of business;

    (5)      any Contract containing any covenant (A) limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material Technology or to compete with any Person in any line of business, (B) by the Company granting any third party any exclusive distribution rights, (C) prohibiting the Company or any of its Subsidiaries from engaging in business with any Person, in each case, other than any such Contracts that (x) may be cancelled without material liability to the Company or its Subsidiaries upon notice of ninety (90) days or less or (y) are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole;

    (6)      any Contract providing for the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business;

    (7)      any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit in excess of $250,000 in any individual instance, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;

    (8)      any settlement Contract other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business or (B) settlement agreements for cash only (which has been paid) and does not exceed $250,000 as to such settlement; and

    (9)      any other Contract entered into outside the ordinary course of business that provides for payment obligations by the Company or any of its Subsidiaries of $250,000 or more in any individual case that is not terminable by the Company or its Subsidiaries upon notice of ninety (90) days or less without material liability to the Company or its Subsidiary and is not disclosed pursuant to clauses (1) through (9) above.

    (b)      Section 3.11(b) of the Company Disclosure Schedule contains a complete and accurate list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound.

    (c)      Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.12      Compliance with Laws. The Company and each of its Subsidiaries are in compliance with all Legal Requirements and Orders applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such violations or noncompliance that would not, individually or in the aggregate, have a Company Material Adverse Effect. No representation or warranty is made in this Section 3.12 with respect to (a) compliance with the Exchange Act, which is exclusively covered in Section 3.6 and Section 3.8 hereof, (b) applicable Legal Requirements with respect to Taxes, which are exclusively covered in Section 3.16 hereof, (c) Environmental Laws, which are exclusively covered in Section 3.17 hereof, (d) ERISA and other employee benefit matters, which are exclusively covered in Section 3.18 hereof, (e) labor and employment Legal Requirements, which are exclusively covered in Section 3.19 hereof, (f) the FCPA, which is exclusively covered in Section 3.32 or (g) Export Control Laws, the regulations of the United States Department of Commerce or Section 999 of the Code, which are exclusively covered in Section 3.33.

3.13      Permits. The Company and its Subsidiaries have, and are in compliance with the terms of, all material permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending, except for such noncompliance, suspensions or cancellations that would not, individually or in the aggregate, have a Company Material Adverse Effect. The consummation of the Merger, in and of itself, would not cause the revocation or cancellation of any such Permit that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

3.14      Litigation; Investigations. As of the date hereof there is no Legal Proceeding pending (a) against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries that (i) involves an amount in controversy in excess of $250,000, (ii) seeks material injunctive relief, (iii) seeks to impose any legal restraint on or prohibition against or limit the Company’s ability to operate its business, or (iv) would, individually or in the aggregate with all other pending or threatened Legal Proceedings, have a Company Material Adverse Effect or (b) against any current or former director or officer of the Company or any of its Subsidiaries (in their respective capacities as such), whether or not naming the Company or any of its Subsidiaries. As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would have a Company Material Adverse Effect. There has not been nor are there currently any internal investigations or inquiries being conducted by the Company, the Board of Directors (or any committee thereof) of the Company or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

3.15      Company Options and Company Restricted Stock. The exercise price of each Company Option is no less than the fair market value (as determined by the Company Board in accordance with the Company Option Plans) of a share of Company Common Stock as determined on the date of grant of such Company Option. All grants of Company Options and shares of Company Restricted Stock were validly issued and properly approved by the Company Board in accordance with all applicable Legal Requirements and no such grants involved any “backdating” or similar practices with respect to the effective date of grant.

3.16      Taxes.

    (a)      All material Tax Returns required by applicable Legal Requirements to be filed by or on behalf of the Company or any of its Subsidiaries have been filed in accordance with all applicable Legal Requirements, and all such Tax Returns were, at the time of the original filing of the Tax Return or any amendment thereto, true and complete in all material respects.

      (b)      The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Governmental Entity all Taxes due and payable without regard to whether such Taxes have been assessed or has established (or has had established on its behalf) in accordance with GAAP an adequate accrual for all Taxes (including Taxes that are not yet due or payable) through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books, and regardless of whether the liability for such Taxes is disputed. The Company has made available to Parent complete and accurate copies of all income, franchise, and foreign Tax Returns of the Company, its Subsidiaries and Affiliates, and any amendments thereto, filed by or on behalf of the Company or any of its Subsidiaries or any member of a group of corporations including the Company or any of its Subsidiaries for the taxable years ending 2005 through 2007.

      (c)      There are no material Liens on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Encumbrances.

      (d)      As of the date of this Agreement, there are no audits, examinations, deficiency proceedings, refund litigations, adjustments proposed by a Governmental Entity or other Legal Proceedings now pending against or with respect to the Company or any of its Subsidiaries with respect to any Tax, none of the Company or any of its Subsidiaries knows of any audit or investigation with respect to any Liability of the Company or any of its Subsidiaries for Taxes, and there are no written requests, agreements, consents or waivers in effect to extend the period of limitations for the assessment or collection of any Tax for which the Company or any of its Subsidiaries may be liable.

      (e)      The Company and its Subsidiaries have not executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar Legal Requirements.

      (f)      Neither the Company nor any of its Subsidiaries have (i) ever been a party to a Contract or inter-company account system in existence under which the Company or any of its Subsidiaries has, or may at any time in the future have, an obligation to contribute to the payment of any portion of a Tax (or pay any amount calculated with reference to any portion of a Tax) of any group of corporations of which the Company or any of its Subsidiaries is or was a part (other than a group the common parent of which is the Company) and (ii) any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.

      (g)      No written claim has been made during the past three (3) years by any appropriate Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries filed Tax Returns that it is or may be subject to any taxation by that jurisdiction.

      (h)      Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar Legal Requirements by reason of a change in accounting method initiated by it or any other relevant party and neither the Company nor any of its Subsidiaries has any Knowledge that the appropriate Governmental Entity has proposed any such adjustment or change in accounting method, nor is any application pending with any appropriate Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

      (i)      The Company and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date or (ii) any prepaid amount received on or prior to the Closing Date.

      (j)      The Company and its Subsidiaries are not United States Real Property Holding Corporations within the meaning of Section 897 of the Code and were not United States Real Property Holding Corporations on any “determination date” (as defined in §1.897-2(c) of the United States Treasury Regulations promulgated under the Code) that occurred in the three-year period preceding the Closing.

      (k)      There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of the Company or any of its Subsidiaries, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code or that would give rise to a penalty under Section 409A of the Code.

      (l)      The Company and its Subsidiaries have delivered or made available to Parent complete and accurate copies of all letter rulings, technical advice memoranda, and similar documents issued since January 1, 2006, by a Governmental Entity relating to federal, state, local or foreign Taxes due from or with respect to the Company or any of its Subsidiaries.

      (m)      Section 3.16(m) of the Company Disclosure Schedule contains a complete and accurate list of each jurisdiction in which the Company or any of its Subsidiaries benefits from (i) exemptions from taxation, Tax holidays, reduction in Tax rate or similar Tax reliefs and (ii) other financial grants, subsidies or similar incentives granted by a Governmental Entity, whether or not relating to Taxes (together with the Tax incentives described in subclause (i), the “Incentives”). The Company and its Subsidiaries are in compliance in all material respects with all terms and conditions of any agreement or Order relating to such Incentives in such jurisdictions where such Incentives are available.

      (n)      None of the assets of the Company or any of its Subsidiaries is treated as “tax exempt use property,” within the meaning of Section 168(h) of the Code.

      (o)      Section 3.16(o) of the Company Disclosure Schedule contains a complete and accurate list of each Subsidiary for which an election has been made pursuant to Section 7701 of the Code and the Treasury regulations thereunder to be treated other than its default classification for U.S. Federal income tax purposes. Except as disclosed in such Section, each Subsidiary will be classified for U.S. Federal income tax purposes according to its default classification.

      (p)      The Company and its Subsidiaries have maintained the books and records required to be maintained pursuant to Section 6001 of the Code and the rules and regulations thereunder, and comparable laws of the countries, states, counties, provinces, localities and other political divisions wherein it is required to file Tax Returns and other reports relating to Taxes.

      (q)      During the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to be governed by Section 355 of the Code.

      (r)      Except for repurchases of unvested Company Capital Stock from former employees and other service providers, neither the Company (including any agent of the Company) nor any person related to the Company, within the meaning of Income Tax Regulations sections 1.368-1(e)(3), (e)(4) or (e)(5), has or will have, prior to and in contemplation of the First Merger, purchased, redeemed or otherwise acquired any Company Capital Stock or made any distributions with respect to any Company Capital Stock.

      (s)      To the knowledge of the Company, there is no plan, intention, obligation or understanding on the part of any Company Stockholder to sell, exchange or otherwise transfer, directly or indirectly, any of the Parent Common Stock that will be received pursuant to the First Merger to Parent or any person related to Parent, within the meaning of Income Tax Regulations sections 1.368-1(e)(3), (e)(4) or (e)(5), other than through open-market purchases of Parent Common Stock pursuant to a general stock repurchase program of Parent that has not been created or modified in connection with the Merger.

      (t)      The liabilities of the Company immediately prior to the First Merger will have been incurred by the Company in the ordinary course of its business.

      (u)      Immediately following the First Merger, the Company will hold at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Company immediately prior to the First Merger. For purposes of this representation, amounts paid by the Company to dissenters, amounts paid by the Company to stockholders who receive cash or other property, Company assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Company immediately preceding the First Merger, will be included as assets of the Company held immediately prior to but not immediately following the First Merger.

      (v)      The fair market value of the assets of the Company immediately prior to the First Merger will equal or exceed the amount of the liabilities of the Company at that time.

      (w)      There are no facts or circumstances relating to the Company that would, to the Company’s Knowledge, prevent the delivery of the Tax Opinions referred to in Section 7.1(e) as of the date hereof.

3.17      Environmental Matters.

    (a)      The Company and its Subsidiaries are in compliance with applicable Environmental Laws (including the possession of, maintenance of, and compliance with Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries), except where the lack of compliance would not result in a Company Material Adverse Effect.

    (b)      Neither the Company nor any of its Subsidiaries has generated, handled, stored, used, treated, recycled, released, disposed, or transported any Hazardous Substances at any property that the Company or any of its Subsidiaries has at any time owned, operated, occupied, or leased, except in a manner which would not result in a Company Material Adverse Effect.

    (c)      Neither the Company nor any of its Subsidiaries has generated, handled, stored, used, treated, recycled, released, disposed, transported, or exposed any employee or any third party to, Hazardous Substances in violation of applicable Environmental Laws, except in a manner which would not result in a Company Material Adverse Effect.

    (d)      As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any Legal Proceeding alleging any Liability or responsibility under or noncompliance with Environmental Laws or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or other remediation or compliance under applicable Environmental Laws. Neither the Company nor any of its Subsidiaries has entered into any agreement or consent order with any Governmental Entity or third party imposing material liability or obligation regarding alleged Liability or responsibility under or noncompliance with applicable Environmental Laws.

3.18      Employee Benefit Plans.

    (a)      Section 3.18(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and all other employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or arrangements (whether or not in writing) maintained or contributed to for the benefit of or relating to any current or former employee or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of its Subsidiaries has any material Liability (together the “Employee Plans”). With respect to each Employee Plan, the Company has made available to Parent, unless otherwise agreed to by the parties, complete and accurate copies of (A) the three (3) most recent annual report on Form 5500 required to have been filed for each Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, the employee handbook, and/or a written description of the terms of any Employee Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies, recordkeeping services or similar administration agreement, investment management or investment advisory agreement, or other documents of any funding arrangements; (E) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Entity relating to any compliance issues in respect of any such Employee Plan; (F) with respect to each Employee Plan that is maintained in any non-U.S. jurisdiction (the “International Employee Plans”), to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan and (y) any document comparable to the determination letter referenced under clause (B) above issued by a Governmental Entity relating to the satisfaction of Legal Requirements necessary to obtain the most favorable tax treatment and (G) all amendments, modifications or supplements to any such document.

(b)      Neither the Company, any of the Company’s Subsidiaries nor any of their respective ERISA Affiliates has ever maintained, participated in or contributed to (or been obligated to contribute to) (i) a Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Employee Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Employee Plan provides health, medical or dental benefits that are not fully insured through an insurance contract.

(c)      Each Employee Plan and International Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Legal Requirements, including the applicable provisions of ERISA, the Code and the codes of practice issued by any Governmental Entity.

(d)      All contributions (including all employer contributions and employee salary reduction contributions) required to have been timely made under any of the Employee Plans or International Employee Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof, other than a failure to make contributions that is not material.

(e)      [Reserved.]

(f)      Section 3.18(f) of the Company Disclosure Schedule lists each “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) sponsored or maintained by the Company and each ERISA Affiliate. Each such nonqualified deferred compensation plan has been operated since January 1, 2007 in good faith compliance with Section 409A of the Code and IRS Notice 2005-1. Neither the Company, any Subsidiary nor any ERISA Affiliate is a party to any agreement which would require the payment to any current or former employee, consultant or director of an amount necessary to “gross-up” such individual for any penalty tax under Section 409A of the Code.

(g)      To the Knowledge of the Company, no event has occurred and there currently exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries would be subject to any material liability under the terms of any Employee Plan, ERISA, the Code or codes of practice issued by any Governmental Entity, Collective Bargaining Agreement or any other applicable Legal Requirements, other than for benefits payable thereunder. Except as required by Legal Requirements, neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new Employee Plan or International Employee Plan or to increase any benefits under any Employee Plan or International Employee Plan.

(h)      There are no Legal Proceedings pending on behalf of or against any Employee Plan or International Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan in regard to such plan, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(i)      None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or has been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(j)      No Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Legal Requirements. There are no agreements and there have been no communications that would prevent any welfare benefit plan from being amended or terminated without material liability to the Company or any of its Subsidiaries on or at any time after the Effective Time.

(k)      Each Employee Plan that is intended to be “qualified” under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS to such effect and, to the Knowledge of the Company, no fact, circumstance or event has occurred or exists since the date of such determination or opinion letter that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan. Alternatively, any Employee Plan that is intended to be qualified under Section 401(a) of the Code but has not received such a letter from the IRS, has either timely applied for such a letter or there remains time to timely apply for and make any plan amendments required in order to receive such a letter in accordance with applicable U.S. Department of the Treasury regulations or IRS pronouncements.

(l)      Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation. No payment or benefit which will or may be made by the Company or its ERISA Affiliates with respect to any current or former employee or any other disqualified individual will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code.

3.19      Labor Matters.

    (a)      Neither the Company nor any of its Subsidiaries is a party to any Contract between or applying to, one or more employees and a trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement (“Collective Bargaining Agreements”). To the Knowledge of the Company, there are no activities or proceedings by any labor organization, union, group or association or representative thereof to organize any such employees which has a reasonable likelihood of success. There are no pending lockouts, strikes, slowdowns, work stoppages by or with respect to any employees of the Company or any of its Subsidiaries which would have a Company Material Adverse Effect nor have there been any such lockouts, strikes, slowdowns or work stoppages since December 31, 2005.

    (b)      The Company and its Subsidiaries (i) have complied in all material respects with applicable Legal Requirements and Orders relating to the employment of labor (including wage and hour laws and laws prohibiting discrimination in employment, laws relating to employee notification and consultation, terms and conditions of employment practices, social security filings and payments, secondment and expatriation rules, paid vacations and health and safety at work of employees), and (ii) are not liable for any arrears of wages or any taxes or any penalty for a failure to comply with the foregoing that would have a Company Material Adverse Effect. The Company and its Subsidiaries are not liable to any Governmental Entity or fund governed or maintained by or on behalf of any Governmental Entity for any material payment with respect to any social security or other benefits or obligations for employees (save for routine payments to be made in the ordinary course of business and consistent with past practice).

3.20      Real Property.

    (a)      Neither the Company nor any of its Subsidiaries owns any real property.

    (b)      Section 3.20(b) of the Company Disclosure Schedule contains a list of all material leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries currently uses or occupies any real property (such property, the “Leased Real Property”). The Company has heretofore made available to Parent true, correct and complete copies of all Leases (including all modifications, amendments, supplements, waivers and side letters thereto). The Company and/or its Subsidiaries have valid leasehold estates in the Leased Real Property, free and clear of all Liens other than Permitted Encumbrances. The Leases are each in full force and effect in accordance with their respective terms and neither the Company nor any of its Subsidiaries is in material breach of or default under, or has received written notice of any material breach of or default under, any material Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a material breach or default thereunder by the Company or any of its Subsidiaries or any other party thereto.

3.21      Personal Property. The Company and its Subsidiaries have good title to, or valid leasehold interests in or valid rights under Contract to use, the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole (“Assets”), free and clear of all Liens, except for Permitted Encumbrances and other defects that would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.22      Intellectual Property.

    (a)      Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

      (1)      “Technology” shall mean any or all of the following (i) works of authorship, including computer programs and Source Code, (ii) inventions (whether or not patentable), discoveries and improvements,

(iii) proprietary and confidential information, trade secrets and know how, (iv) databases, (v) logos and trade dress, (vi) domain names, web addresses and websites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, netlists, maskworks, test methodologies, emulation and simulation reports, and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

      (2)      “Intellectual Property Rights” shall mean common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent applications and inventors’ certificates (“Patents”), (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights (“Copyrights”), (iii) the protection of trade and industrial secrets and confidential information (“Trade Secrets”), (iv) trademarks, trade names and service marks (“Trademarks”), (v) other proprietary rights relating or with respect to the protection of Technology, (vi) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (vii) analogous rights to those set forth above, including the right to enforce and recover damages for the infringement or misappropriation of for any of the foregoing.

      (3)      “Company Intellectual Property” shall mean any and all Technology and Intellectual Property Rights that are owned by or exclusively licensed to the Company or its Subsidiaries.

      (4)      “Open Source Materials” shall mean all software or other material that is distributed as “free software” or “open source software” or under similar licensing or distribution terms (an “Open Source License”), including without limitation the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Netscape Public License, and the Apache License.

      (5)      “Company Product” shall mean all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of the Company and any of its Subsidiaries.

      (6)      “Registered Intellectual Property” shall mean applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any state, government or other legal authority.

      (7)      “Source Code” shall mean software and code, including RTL, other than object code form, including related comments and annotations, help text, data and data structures and instructions, which may be printed out or displayed in human readable form or from which object code can be derived by compilation or otherwise.

      (b)      Section 3.22(b) of the Company Disclosure Schedule sets forth as of the date hereof a true, complete and correct list of all Registered Intellectual Property owned by or filed in the name of Company or any of its Subsidiaries (collectively the “Company Registered Intellectual Property”). The Company Registered Intellectual Property is valid, enforceable and subsisting (except with respect to applications), and has not expired or been cancelled, or abandoned.

      (c)      All Company Intellectual Property is owned exclusively by the Company or one or more of its Subsidiaries free and clear of any Liens other than Permitted Encumbrances, and neither the Company nor any of its Subsidiaries has granted an exclusive license to any third party of any Intellectual Property Rights that are Company Intellectual Property. As of the date hereof, the Company and its Subsidiaries have sufficient Intellectual Property Rights for the design, development, marketing and sale of their current products.

      (d)      The Company has taken reasonable steps to protect the Company’s Trade Secrets that it wishes to protect or any Trade Secrets of third parties provided to the Company under a duty of confidentiality, and, without limiting the foregoing, the Company has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement and all current and former employees and contractors of the Company have executed such an agreement, except in such instances that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (e)      There is no pending Legal Proceeding alleging that any activities or conduct of the Company’s or any of its Subsidiaries’ business infringes, violates or constitutes the unauthorized use of the Intellectual Property Rights of any third party or challenging the ownership, validity, enforceability or registerability of any Company Intellectual Property. The Company is not party to any settlements, covenants not to sue or Orders resulting from Legal Proceedings which (i) materially restrict the Company’s or any of its Subsidiaries’ rights to use, license or transfer any Company Intellectual Property, or (ii) materially restrict the conduct of the business of the Company or any of its Subsidiaries in order to accommodate any third party’s Intellectual Property Rights.

      (f)      To the Company’s Knowledge, the operation of the business of the Company and its Subsidiaries as such business is currently conducted does not infringe or misappropriate any Intellectual Property Rights owned by any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

      (g)      The Company has received no written notice from any third party that the operation of the business of the Company, or any product or service of the Company, infringes or misappropriates the Intellectual Property Rights of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

      (h)      To the actual knowledge of the Company’s directors and officers, no third party is misappropriating, infringing or violating any Company Intellectual Property. Neither the Company nor any of its Subsidiaries has brought any Legal Proceeding against any third party with respect to any Company Intellectual Property which remains unresolved as of the date hereof.

      (i)      Neither the Company nor any of its Subsidiaries has (a) granted, or is obligated to grant, access or rights to any of its Source Code in or for any Company Product, or (b) licensed or has granted a third party the right to obtain any Source Code in any Company Product (including in any such case, any conditional right to access, or under which the Company has established any escrow arrangement for the storage and conditional release of any Source Code). None of the Company Products contains Open Source Materials or any third party software subject to an Open Source License.

      (j)      Neither the Company nor any of its Subsidiaries has had any obligation to pay any third party any royalties or other fees in excess of $125,000 in the aggregate from January 1, 2008 through June 30, 2008 with respect to any Intellectual Property Rights of a third party.

      (k)      Section 3.22(k) of the Company Disclosure Schedule lists all Contracts pursuant to which a third party has licensed to the Company or any of its Subsidiaries any Intellectual Property Right or Technology (“In-Licenses”), other than any In-License that is commercially available (under circumstances reasonably comparable to the Company’s) for an aggregate fee of less than $250,000.

      (l)      Section 3.22(l) of the Company Disclosure Schedule lists all Contracts pursuant to which the Company or any of its Subsidiaries has granted a third party any rights or licenses to any Company Intellectual Property other than non-exclusive licenses granted in the ordinary course in connection with the production, sale or distribution of Company Products (“Out-Licenses”; together with the In-Licenses, the “IP Licenses”).

    (m)      Neither the Company nor any of its Subsidiaries is in violation of any IP License that relates to the business of Company or any of its Subsidiaries (except to an immaterial extent) or where the breach thereof is likely to result in a material claim by or against the Company.

    (n)      Neither this Agreement nor the transactions contemplated by this Agreement will result in Parent, any of its Subsidiaries or the Surviving Entity granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Company or any Company Subsidiary prior to the Closing, pursuant to any Contract to which Company is a party.

3.23      Significant Customers.

    (a)      Section 3.23(a) of the Company Disclosure Schedule lists (i) the ten (10) largest customers of the Company (the “Significant Customers”), collectively, on the basis of revenues collected or accrued for the fiscal year ending December 31, 2007, and (ii) the ten (10) largest suppliers of the Company on the basis of cost of goods or services purchased for the fiscal year ending December 31, 2007. No such customer or supplier has ceased or materially reduced its purchases from or sales or provision of services to the Company since March 31, 2008.

    (b)      From December 31, 2005 to the date hereof, the Company has not received written notice from a Significant Customer that such customer is contemplating or has terminated the product that integrates the Company Product.

3.24      Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets, that is in a form and amount that the Company believes is adequate for the operation of its business. All such insurance policies are in full force and effect and as of the date hereof, no notice of cancellation has been received and there is no existing default or event which, to the Knowledge of the Company, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder, except for such notices, events or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect. As of the date hereof, there is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.25      Related Party Transactions. Except for compensation and other employment arrangements entered into in the ordinary course of business, there are no Contracts or transactions (that have any material continuing effect) between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, excluding any wholly owned Subsidiary of the Company, on the other hand.

3.26      Brokers. Except for Pagemill Partners, there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, other than legal, accounting and other professional fees in connection therewith.

3.27      Opinion of Financial Advisor. The Company Board has received the opinion of Pagemill Partners to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

3.28      State Anti-Takeover Statutes. Assuming that the representations of Parent, Merger Sub 1 and Merger Sub 2 contained in Section 4.14 are accurate, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement and the Merger. No other state takeover statute or similar statute or regulation applies to the Merger.

3.29      Rights Plan. The Company has taken all action so that (a) the approval, execution and delivery of this Agreement, the consummation of the Merger and the transactions contemplated hereby, and the public announcement of any of the foregoing shall not cause any of Parent, Merger Sub 1, Merger Sub 2 or any of their Affiliates to be deemed an “Acquiring Person” under the Company Rights Plan and (b) the entering into of this Agreement and the Merger and the other transactions contemplated hereby will not result in the grant of any rights to any Person under the Company Rights Agreement or require the Company Rights to be exercised, distributed or triggered as a result thereof.

3.30      Tax Treatment. Neither Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a “368 Reorganization”).

3.31      Ownership of Company Capital Stock. Neither Company nor any of its Subsidiaries is, nor at any time during the last three (3) years has it been, an “interested stockholder” of Parent as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

3.32      Foreign Corrupt Practices Act. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other Person acting on behalf of the Company or its Subsidiaries) have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anticorruption or antibribery legal requirements applicable to the Company or any of its subsidiaries in any jurisdiction other than the United States (collectively, the “FCPA”), or used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

3.33      Export Control and Related Matters.

    (a)      The Company is in substantial compliance with all United States and foreign Export Control Laws.

      (b)      The Company has all necessary authority under the Export Control Laws and any regulations issued thereunder to conduct its current business operations including, but not limited to, (1) all necessary licenses for any pending export transactions, (2) all necessary licenses and clearances for the disclosure of information to foreign persons, and (3) all necessary registrations with government agencies with authority to implement the Export Control Laws.

      (c)      The Company has not participated directly or indirectly in any boycotts or other similar practices in violation of, or triggering penalties under, the regulations of the United States Department of Commerce or Section 999 of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Except (a) as set forth in the section of the disclosure schedule delivered by Parent, Merger Sub 1 and Merger Sub 2 to the Company on the date of this Agreement (the “Parent Disclosure Schedule”) that specifically relates to such Section or in another section of the Parent Disclosure Schedule to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such other Section, or (b) as set forth in the Parent SEC Reports filed after January 1, 2008 and prior to the date of this Agreement (excluding all disclosures in any “risk factors” section and any other prospective or forward-looking information), Parent, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company as follows:

4.1      Organization. Each of Parent, Merger Sub 1 and Merger Sub 2 is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization. Each of Parent’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States). Each of Parent and its Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent has delivered or made available to the

Company complete and correct copies of (a) the certificate of incorporation and bylaws, as amended to date, of Parent and (b) all actions taken by written consent and all minutes of all meetings of Parent’s stockholders, the Parent Board and each committee of the Parent Board since January 1, 2007. Neither nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or other applicable constituent documents.

4.2      Authorization. Each of Parent, Merger Sub 1 and Merger Sub 2 has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent, Merger Sub 1 and Merger Sub 2 and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub 1 and Merger Sub 2 and no additional corporate proceedings on the part of Parent, Merger Sub 1 or Merger Sub 2 are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by each of Parent, Merger Sub 1 and Merger Sub 2 and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub 1 and Merger Sub 2, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (b) is subject to general principles of equity.

4.3      Capitalization of Parent and Merger Sub1 and Merger Sub 2.

  (a)      The authorized capital stock of Parent consists of (i) 300,000,000 shares of Parent Common Stock and (ii) 1,000,000 shares of Parent Preferred Stock. As of June 30, 2008: (A) 133,320,642 shares of Parent Common Stock were issued and outstanding, (B) no shares of Parent Preferred Stock were issued and outstanding and (C) there were no shares of capital stock of Parent held by Parent as treasury shares. All outstanding shares of Parent Common Stock are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, validly issued, fully paid, nonassessable and free of any preemptive rights. Since June 30, 2008, Parent has not issued any shares of capital stock other than pursuant to the exercise of options to purchase Parent Common Stock granted under the Parent Option Plans.

  (b)      Parent has reserved via proper corporate authorization and resolutions by the Parent Board: (i) 15,000,000 shares of Parent Common Stock for issuance under the Parent Option Plans and (ii) 1,000,000 shares of Parent Common Stock for issuance under the Parent ESPP. As of June 30, 2008, there were outstanding stock options under the Parent Option Plans with respect to 17,625,911 shares of Parent Common Stock and, since such date, Parent has not granted, committed to grant or otherwise created or assumed any obligation with respect to any stock options of Parent.

  (c)      Except as set forth in this Section 4.3, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Parent, or that obligates Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Parent (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of Parent, being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any securities of Parent. Except as otherwise described in this Section 4.3, there are no outstanding agreements of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

   (d)      Neither Parent nor any of its Subsidiaries is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any Parent Securities.

   (e)      The authorized capital stock of Merger Sub 1 consists solely of 100 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub 1 is, and at the Effective Time will be, owned by Parent. Merger Sub 1 has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

   (f)      The authorized capital stock of Merger Sub 2 consists solely of 100 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub 2 is, and at the effective time of the Second Merger will be, owned by Parent. Merger Sub 2 has not conducted any business prior to the date hereof and has, and prior to the effective time of the Second Merger will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

4.4      Non-contravention; Required Consents.

   (a)      The execution, delivery or performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement, the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby and the compliance by Parent, Merger Sub 1 and Merger Sub 2 with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the certificates of incorporation or bylaws or other constituent documents of Parent, Merger Sub 1, Merger Sub 2 or any of Parent’s Subsidiaries, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent, Merger Sub 1, Merger Sub 2 or any Subsidiary of Parent is a party or by which Parent, Merger Sub 1, Merger Sub 2, any Subsidiary of Parent or any of their properties or assets may be bound, (iii) assuming compliance with the matters referred to in Section 4.4(b) hereof, violate or conflict with any Legal Requirement or Order applicable to Parent, Merger Sub 1, Merger Sub 2 or any of its Subsidiaries or by which any of their properties or assets are bound, or (iv) result in the creation of any Lien (other than Permitted Encumbrances) upon any of the properties or assets of Parent, Merger Sub 1, Merger Sub 2 or any of Parent’s Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

   (b)      No Consent of any Governmental Entity is required on the part of Parent, Merger Sub 1, Merger Sub 2 or any of their Affiliates in connection with the execution, delivery and performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby, except (i) the filing and recordation of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Entities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (iii) compliance with any applicable requirements of any applicable foreign antitrust, competition or merger control laws and (iv) such other Consents of Governmental Entities, the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5      Parent SEC Reports.

   (a)      Parent has filed all forms, reports and documents with the SEC (including exhibits and other information incorporated therein) that have been required to be filed by it under applicable laws from December 31, 2005 through and including the date hereof, and Parent will file prior to the Effective Time all forms, reports and documents with the SEC (including exhibits and other information incorporated therein) that are required to be filed by it under applicable laws prior to such time (all such forms, reports and documents, together with any other forms, reports or other documents filed by Parent with the SEC on or prior to the Effective Time that are not required to be so filed, the “Parent SEC Reports”). Each Parent SEC Report complied, or will comply, as the case may be, as of its filing date, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Parent SEC Report was, or will be, filed. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Parent SEC Report did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of Parent has failed to make the certifications required of him or her required by Rule 13a-14 or 15d-14 under the Exchange Act and Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report, except as disclosed in certifications filed with the Parent SEC Reports. Neither Parent nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

   (b)      Parent has heretofore made available to the Company complete and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect. Parent has made available to the Company comment letters received by Parent from the SEC or the staff thereof since December 31, 2005 and all responses to such comment letters filed by or on behalf of Parent.

4.6      Financial Statements.

   (a)      The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports have been or will be, as the case may be, prepared in accordance with GAAP and complied as to form in all material respects with the requirements of Regulation S-X of the SEC, and consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto), and fairly present in all material respects in accordance with GAAP, or will present in all material respects in accordance with GAAP, as the case may be, the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

   (b)      Parent and its Subsidiaries have established and maintain, adhere to and enforce a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and the Parent Board and (ii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of the assets of Parent and its Subsidiaries that could have a material effect on Parent’s consolidated financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to its auditors and the Audit Committee of the Parent Board (A) (i) any significant deficiencies in the design or operation of internal control over financial reporting that would adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any material weakness in internal control over financial reporting, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

   (c)      Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Such disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure.

   (d)      Neither Parent nor any of its Subsidiaries nor, to Parent’s Knowledge, any director or officer of Parent or any of its Subsidiaries has Knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that Parent or any of its Subsidiaries has engaged in illegal accounting or auditing practices. Since December 31, 2006, no current or former attorney representing Parent or any of its Subsidiaries has reported in writing a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof.

   (e)      Parent has not extended any personal loan or other extension of credit to any of its executive officers or directors (other than as permitted by the Exchange Act and the Sarbanes-Oxley Act) or taken any action prohibited by Section 402 of the Sarbanes-Oxley Act since July 31, 2002.

4.7      Information Supplied. The information supplied by Parent for inclusion or incorporation by reference in the registration statement on Form S-4 shall not at the time the S-4 is filed with the SEC and at the time it time it is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.7 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information furnished by the Company or any of its representatives specifically for use or incorporation by reference therein.

4.8      No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the consolidated balance sheet of Parent and its Subsidiaries as of March 31, 2008 or in the consolidated financial statements of Parent and its Subsidiaries included in the Parent SEC Reports filed prior to the date of this Agreement, (b) Liabilities incurred in the ordinary course of business consistent with past practice as of March 31, 2008, (c) Liabilities under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (d) executory obligations under any contract to which Parent is a party or is bound and (e) other Liabilities that did not have, individually or in the aggregate, a Parent Material Adverse Effect.

4.9      Compliance with Laws. Parent and each of its Subsidiaries are in compliance with all Legal Requirements and Orders applicable to Parent and its Subsidiaries or to the conduct of the business or operations of Parent and its Subsidiaries, except for such violations or noncompliance that would not, individually or in the aggregate, have a Parent Material Adverse Effect. No representation or warranty is made in this Section 4.9 with respect to (a) compliance with the Exchange Act, which is exclusively covered in Section 4.5 and Section 4.7 hereof or (b) compliance with the FCPA, which is exclusively covered in Section 4.18.

4.10      Absence of Certain Changes. Since March 31, 2008, except for actions expressly contemplated by this Agreement, the business of Parent and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred or there does not exist, as the case may be:

    (a)      any Parent Material Adverse Effect;

    (b)      other than cash dividends made by any wholly owned Subsidiary of Parent to Parent or one of its Subsidiaries, any split, combination or reclassification of any shares of capital stock, declaration, setting aside or paying of any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock of Parent or any Subsidiary;

    (c)      any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any Assets that, individually or in the aggregate, are material to Parent and its Subsidiaries, taken as a whole;

    (d)      any material change in any method of accounting or accounting principles or practice by Parent or any of its Subsidiaries, except for any such change required by reason of a change in GAAP, other applicable generally accepted accounting principles or regulatory accounting principles;

    (e)      any amendment of Parent’s certificate of incorporation or bylaws;

    (f)      any acquisition, redemption or amendment of any Parent Securities;

    (g)      (i) any incurrence or assumption of any debt by Parent or any of its Subsidiaries except for short-term debt incurred to fund operations of the business or owed to Parent or any of its Subsidiaries, in each case, in the ordinary course of business consistent with past practice, (ii) any assumption, guarantee or endorsement of the obligations of any other Person (except direct or indirect wholly owned Subsidiaries of Parent) by Parent or any of its Subsidiaries, (iii) any loan, advance or capital contribution to, or other investment in, any other Person by Parent or any of its Subsidiaries (other than customary loans or advances to employees or direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practice) or (iv) any mortgage or pledge of Parent’s or any of its Subsidiaries’ assets, tangible or intangible, or any creation of any Lien thereupon (other than Permitted Encumbrances); or

    (h)      any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries (other than the Merger).

4.11      Litigation. As of the date hereof there is no Legal Proceeding pending (a) against Parent, any of its Subsidiaries or any of the respective properties of Parent or any of its Subsidiaries that (i) involves an amount in controversy in excess of $250,000, (ii) seeks material injunctive relief, (iii) seeks to impose any legal restraint on or prohibition against or limit Parent’s ability to operate its business, or (iv) would, individually or in the aggregate with all other pending or threatened Legal Proceedings, have a Parent Material Adverse Effect or (b) against any current or former director or officer of Parent or any of its Subsidiaries (in their respective capacities as such), whether or not naming Parent or any of its Subsidiaries. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any outstanding Order that would have a Parent Material Adverse Effect. There has not been nor are there currently any internal investigations or inquiries being conducted by Parent, the Board of Directors (or any committee thereof) of Parent or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

4.12      Parent Benefit Plans. Section 4.12 of the Parent Disclosure Schedule sets forth a complete and accurate list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and all other employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or arrangements (whether or not in writing) maintained or contributed to for the benefit of or relating to any current employee of Parent, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with Parent or any of its Subsidiaries under Section 414 of the Code, or with respect to which Parent or any of its Subsidiaries has any material Liability.

4.13      Intellectual Property.

    (a)      Definition. For all purposes of this Agreement, “Parent Intellectual Property” shall mean any and all Technology and Intellectual Property Rights that are owned by or exclusively licensed to Parent or its Subsidiaries.

    (b)      Section 4.13(b) of the Parent Disclosure Schedule sets forth as of the date hereof a true, complete and correct list of all Registered Intellectual Property owned by or filed in the name of Parent or any of its Subsidiaries (collectively the “Parent Registered Intellectual Property”). The Parent Registered Intellectual Property is valid, enforceable and subsisting (except with respect to applications), and has not expired or been cancelled, or abandoned.

    (c)      All Parent Intellectual Property is owned exclusively by Parent or one or more of its Subsidiaries free and clear of any Liens other than Permitted Encumbrances, and neither Parent nor any of its Subsidiaries has granted an exclusive license to any third party of any Intellectual Property Rights that are Parent Intellectual Property.

    (d)      Parent has taken reasonable steps to protect Parent’s Trade Secrets that it wishes to protect or any Trade Secrets of third parties provided to Parent under a duty of confidentiality, and, without limiting the foregoing, Parent has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement and all current and former employees and contractors of Parent have executed such an agreement, except in such instances that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

    (e)      There is no pending Legal Proceeding alleging that any activities or conduct of Parent’s or any of its Subsidiaries’ business infringes, violates or constitutes the unauthorized use of the Intellectual Property Rights of any third party or challenging the ownership, validity, enforceability or registerability of any material Parent Intellectual Property. Parent is not party to any settlements, covenants not to sue or Order resulting from Legal Proceedings which (i) materially restrict Parent’s or any of its Subsidiaries’ rights to use, license or transfer any Parent Intellectual Property, or (ii) materially restrict the conduct of the business of Parent or any of its Subsidiaries in order to accommodate any third party’s Intellectual Property Rights.

    (f)      To Parent’s Knowledge, since December 31, 2005 the operation of the business of Parent and its Subsidiaries has not infringed or misappropriated any Intellectual Property Rights owned by any third party or constituted unfair competition or trade practices under the laws of any jurisdiction.

    (g)      Since December 31, 2005, Parent has received no written notice from any third party that the operation of the business of Parent, or any product or service of Parent, infringes or misappropriates the Intellectual Property Rights of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

    (h)      To Parent’s Knowledge, no third party is misappropriating, infringing or violating any Parent Intellectual Property. Neither Parent nor any of its Subsidiaries has brought any Legal Proceeding against any third party with respect to any Parent Intellectual Property which remains unresolved as of the date hereof.

    (i)      Neither Parent nor any of its Subsidiaries is in violation of any IP License that relates to the business of Parent or any of its Subsidiaries (except to an immaterial extent) or where the breach thereof is likely to result in a material claim by or against Parent.

    (j)      Neither this Agreement nor the transactions contemplated by this Agreement will result in Company, any of its Subsidiaries or the Surviving Entity granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Parent or any Parent Subsidiary prior to the Closing, pursuant to any Contract to which Parent is a party.

4.14      Ownership of Company Capital Stock. Neither Parent, Merger Sub 1 nor Merger Sub 2 is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.15      Tax Treatment. Neither Parent, Merger Sub 1, Merger Sub 2 nor any of their Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a 368 Reorganization.

4.16      Permits. Parent and its Subsidiaries have, and are in compliance with the terms of, all material Permits and no suspension or cancellation of any such Permits is pending, except for such noncompliance, suspensions or cancellations that would not, individually or in the aggregate, have a Parent Material Adverse Effect. The consummation of the Merger, in and of itself, would not cause the revocation or cancellation of any such Permit that individually or in the aggregate would reasonably be expected to have a Parent Material Adverse Effect.

4.17      [Reserved].

4.18      Foreign Corrupt Practices Act. To the Parent’s Knowledge, neither Parent nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other Person acting on behalf of Parent or its Subsidiaries) have, directly or indirectly, taken any action which would cause them to be in violation of the FCPA, or used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

ARTICLE V

INTERIM CONDUCT OF BUSINESS

5.1      Affirmative Obligations of the Company. Except (a) as contemplated or permitted by this Agreement, (b) as set forth in Section 5.1 of the Company Disclosure Schedule or (c) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII hereof and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) use commercially reasonable efforts to carry on its business in the ordinary course in all respects and in compliance with all applicable Legal Requirements, (ii) pay its material debts and Taxes when due, in each case subject to good faith disputes over such debts or Taxes, (iii) pay or perform when due all obligations which individually or in the aggregate are material to the Company, (iv) provide all documents referenced in Section 3.18(a) to Parent that have not already been provided, (v) (X) make available for inspection by Parent all findings and documents relating to the preparation of the self disclosure described in Section 7.3(d), (Y) allow Parent to assist in the process of (1) selecting such third parties as the parties may mutually deem necessary, to assist in gathering information necessary for the preparation of such self disclosure, (2) drafting and preparing such self disclosure, and (Z) submit a related “narrative account” that is acceptable to and is not in any material respect inconsistent with the substantive advice received in consultation with Parent’s export control counsel, and (vi) use commercially reasonable efforts to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.2      Negative Obligations of the Company. Except (i) as contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2 of the Company Disclosure Schedule or (iii) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII hereof and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

   (a)      propose to adopt any amendments to or amend its certificate of incorporation or bylaws or comparable organizational documents; provided, however, that the Company may effect a reverse stock split in order to regain compliance with Nasdaq Marketplace Rule 4450(a)(5);

   (b)      (i) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (A) the issuance and sale of shares of Company Common Stock pursuant to the Company ESPP or pursuant to Company Options and Company Restricted Stock Units outstanding prior to the date hereof and (B) grants to newly hired employees of Company Options and Company Restricted Stock Units issued in the ordinary course of business consistent with past practice, with a per share exercise price (with respect to Company Stock Options) that is no less than the then-current market price of a share of Company Common Stock and not subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the Merger or (ii) except for the acceleration of vesting of certain outstanding Company Options or other amendments in connection with the Merger, amend any term of any Company Capital Stock or Company Derivative Security (in each case, whether by merger, consolidation or otherwise), other than in each case in connection with a transaction between Company and any of its Subsidiaries or between such Subsidiaries;

   (c)      acquire or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities, except for repurchases, redemptions or acquisitions required by or in connection with the respective terms, as of the date hereof, of any Company Option Plans as in effect on the date of this Agreement in the ordinary course of the operations of such plan consistent with past practice or except as necessary to comply with Section 6.12;

   (d)      other than cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock; provided, however, that the Company may effect a reverse stock split in order to regain compliance with Nasdaq Marketplace Rule 4450(a)(5);

   (e)      propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated by this Agreement);

   (f)      (i) incur or assume any Indebtedness or issue any debt securities, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business consistent with past practice that does not exceed $100,000 individually or $500,000 in the aggregate and (B) loans or advances to direct or indirect wholly owned Subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other Person except for travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries or (iv) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Encumbrances);

   (g)      except as may be required by applicable Legal Requirements, enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee, pay any special bonus or special remuneration to any director, officer or employee, or pay any benefit not required by any plan or arrangement as in effect as of the date hereof, in each case except in the ordinary course of business consistent with past practices;

   (h)      forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates or Associates;

   (i)      enter into any Collective Bargaining Agreement;

   (j)      acquire, sell, lease, license or dispose of any material property or material assets in any single transaction or series of related transactions, except either (i) transactions pursuant to existing Contracts or (ii) the sale of goods or grants of non-exclusive licenses with respect to Company IP in the ordinary course of business;

   (k)      except as may be required as a result of a change in applicable Legal Requirements or in GAAP, make any material change in any of the accounting principles or practices used by it;

   (l)      (i) make or change any material Tax election (unless required by applicable Legal Requirements), (ii) settle or compromise any material federal, state, local or foreign income Tax liability, other than with respect to any proceeding relating to a Tax liability that (A) is in progress as of the date hereof, (B) is in an amount less than or equal to the liability or reserve that has been recorded with respect thereto on the Balance Sheet or (C) is in an amount less than $100,000 in the aggregate with all other such Liabilities or (iii) consent to any extension or waiver of any limitation period with respect to any claim or assessment for Taxes;

   (m)      (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) or (ii) modify, amend or exercise any right to renew any lease or sublease of real property;

   (n)      grant any exclusive rights with respect to any material Company IP, or divest any material Company IP;

   (o)      (i) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein, (ii) enter into any Contract other than in the ordinary course of business which would be reasonably expected to result in a Company Material Adverse Effect or (iii) authorize, incur or commit to incur any new capital expenditure(s) which individually exceed $50,000 or, in the aggregate, exceed $500,000; provided, however, that none of the foregoing shall limit any capital expenditure required pursuant to existing Contracts;

   (p)      enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries or any successor thereto or that would reasonably be expected to, after the Effective Time, limit or restrict Parent or any of its Subsidiaries (including the Surviving Entity or any of its Subsidiaries) in any material respect from engaging or competing in any material line of business in which such Person or any Party hereto engages in as of the date hereof, in any location or with any Person, other than modifications, renewals or extensions of agreements or arrangements (provided that such modifications, renewals or extensions do not materially increase limitations or restrictions on business);

(q)      settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims and other Liabilities (i) reflected or reserved against in full in the Balance Sheet or incurred since March 31, 2008 in the ordinary course of business consistent with past practice or (ii) the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Time that is not, individually or in the aggregate, material to the Company;

(r)      except as required by applicable Legal Requirements or GAAP, (i) revalue in any material respect any of its properties or assets or (ii) effect any material write-down or write-off of inventory, notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(s)      fail to use all commercially reasonable efforts to maintain in full force and effect insurance coverage substantially similar to insurance coverage maintained on the date hereof;

(t)      enter into, modify, amend or terminate any material Contract outside the ordinary course of business consistent with past practice, or waive, release or assign any material rights or claims (other than write-offs or other compromises of notes or accounts receivable in the ordinary course of business consistent with past practice);

(u)      in connection with the self-disclosure described in Section 7.3(d), (i) hold itself out as a legal or de facto agent, broker, or representative of Parent or its Affiliates; (ii) bind Parent or its Affiliates, or create or assume, directly or indirectly, any express or implied obligation on behalf of Parent or its Affiliates; or (iii) prepare, complete or file any such self-disclosure that has been prepared or finalized without Parent’s involvement and consultation;

(v)      invest funds in debt securities or other instruments maturing more than 90 days after the date of investment; or

(w)      authorize, recommend, agree, make any commitment, or announce an intention to take any of the actions prohibited by this Section 5.2.

5.3     Negative Obligations of Parent. Except (i) as contemplated or permitted by this Agreement or (ii) as approved in advance by the Company in writing (which approval shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII hereof and the Effective Time, Parent shall not do any of the following (and where applicable shall not permit its Subsidiaries to do any of the following):

(a)      propose to adopt any amendments to or amend its certificate of incorporation or bylaws or comparable organizational documents or change the authorized capital stock of Parent; provided, however, that Parent may effect a reverse stock split in order to regain compliance with Nasdaq Marketplace Rule 4450(a)(5);

(b)      other than cash dividends made by any direct or indirect wholly owned Subsidiary of Parent to Parent or one of its Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, repurchase any shares of capital stock that would, in the aggregate, require the approval of Parent’s stockholders in connection with the issuance of the Merger Shares pursuant to this Agreement and the transactions contemplated hereby, make any other actual, constructive or deemed distribution in respect of the shares of capital stock; provided, however, that Parent may effect a reverse stock split in order to regain compliance with Nasdaq Marketplace Rule 4450(a)(5);

(c)      authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Parent Securities without providing notice to the Company’s chief executive officer a reasonable period of time before authorizing or committing to such issuance or sale and giving due consideration to any resulting input from the Company before authorizing or committing to such issue or sale, except for (A) the issuance and sale of shares of Parent Common Stock pursuant to equity awards under the Parent Option Plans or pursuant to the Parent ESPP, (B) grants of equity awards under the Parent Option Plans and (C) issuances and sales in the ordinary course of business consistent with past practice;

(d)      sell, lease, license, pledge or otherwise dispose of, distribute or encumber any properties or assets of Parent or any of its Subsidiaries if such transaction would be required to be reported on a current report on Form 8-K or any successor form under the rules and regulations of the SEC;

(e)      acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein if such transaction would be required to be reported on a current report on Form 8-K or any successor form under the rules and regulations of the SEC;

(f)      propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries (other than the transactions contemplated by this Agreement);

(g)      enter into any Contract other than in the ordinary course of business which would be reasonably expected to result in a Parent Material Adverse Effect; or

(h)      authorize, recommend, agree, make any commitment, or announce an intention to take any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    No Solicitation.

(a)      The Company and its Subsidiaries, and Parent and its Subsidiaries, shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

(b)      At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII hereof and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate or knowingly encourage the making of an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub 1, Merger Sub 2 or any designees of Parent, Merger Sub 1 or Merger Sub 2) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub 1, Merger Sub 2 or any designees of Parent, Merger Sub 1 or Merger Sub 2) in connection with an Acquisition Proposal, or knowingly take any other action to assist or facilitate any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) subject to Section 6.2(b), approve, endorse or recommend an Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating an Acquisition Transaction; provided, however, that notwithstanding the foregoing, prior to the receipt of the Company Stockholder Approval, the Company and the Company Board may, directly or indirectly through advisors, agents, representatives or other intermediaries, (A) engage or participate in discussions or negotiations with any Person that has made an Acquisition Proposal in writing that was not solicited prior to the date of this Agreement in breach of that certain Exclusive Negotiation Agreement by and between the Company and Parent dated June 3, 2008 (the “Exclusivity Agreement”) or after the date of this Agreement in breach of this Section 6.1(b) and that the Company Board determines in good faith (after consulting with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal and/or (B) furnish to any Person that has made an Acquisition Proposal in writing that was not solicited prior to the date of this Agreement in breach of the Exclusivity Agreement or after the date of this Agreement in breach of this Section 6.1(b) and that the Company Board determines in good faith (after consulting with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, any information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement which contains terms with respect to confidentiality that are no less restrictive in all material respects than those contained in the

Confidentiality Agreement, provided that in the case of any action taken pursuant to the foregoing clauses (A) or (B), promptly after furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent).

(c)      At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII hereof and the Effective Time, Parent and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate or knowingly encourage the making of an Acquisition Proposal, (ii) furnish to any Person (other than the Company or any designees of the Company) any non-public information relating to Parent or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to any Person (other than the Company or any designees of the Company) in connection with an Acquisition Proposal, or knowingly take any other action to assist or facilitate any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) subject to Section 6.4(b), approve, endorse or recommend an Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating an Acquisition Transaction; provided, however, that notwithstanding the foregoing, Parent and the Parent Board may, directly or indirectly through advisors, agents, representatives or other intermediaries, (A) engage or participate in discussions or negotiations with any Person that has made an Acquisition Proposal in writing that was not solicited after the date of this Agreement in breach of this Section 6.1(c) and that the Parent Board determines in good faith (after consulting with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal and/or (B) furnish to any Person that has made an Acquisition Proposal in writing that was not solicited after the date of this Agreement in breach of this Section 6.1(c) and that the Parent Board determines in good faith (after consulting with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, any information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement which contains terms with respect to confidentiality that are no less restrictive in all material respects than those contained in the Confidentiality Agreement, provided that in the case of any action taken pursuant to the foregoing clauses (A) or (B), promptly after furnishing any non-public information to such Person, Parent furnishes such non-public information to the Company (to the extent such information has not been previously furnished by Parent to the Company).

(d)      Without limiting the generality of the foregoing, Parent, Merger Sub 1, Merger Sub 2 and the Company acknowledge and hereby agree that any violation of the restrictions set forth in this Section 6.1 by any directors or officers, controlled affiliates, or any investment banker, attorney or other advisor or representative retained by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, shall be deemed to be a breach of this Section 6.1 by the Company or Parent, as applicable.

(e)      In addition to the obligations of the Company set forth in Sections 6.1(a) and (b) hereof, the Company shall promptly after any of the Company’s directors, executive officers or financial advisors first obtain knowledge of the receipt thereof, and in all cases within one (1) Business Day thereafter, advise Parent orally and in writing of (i) any Acquisition Proposal or (ii) any request for information or inquiry that the Company determines in good faith is reasonably likely to lead to an Acquisition Proposal. In addition to the obligations of Parent set forth in Sections 6.1(a) and (c) hereof, Parent shall promptly after any of Parent’s directors, executive officers or financial advisors first obtain knowledge of the receipt thereof, and in all cases within one (1) Business Day thereafter, advise the Company orally and in writing of (i) any Acquisition Proposal or (ii) any request for information or inquiry that Parent determines in good faith is reasonably likely to lead to an Acquisition Proposal.

(f)      The Company shall keep Parent, or Parent shall keep the Company, as applicable, promptly and reasonably informed of the status and material terms and conditions (including all material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

6.2    Company Board Recommendation.

(a)      Subject to the terms of Section 6.2(b) hereof, the Company Board shall recommend that the Company Stockholders adopt this Agreement in accordance with the applicable provisions of Delaware Law (the “Company Board Recommendation”). Subject to Section 6.2(b), the Proxy Statement shall contain the Company Board Recommendation.

(b)      Subject to the terms of this Section 6.2(b), neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation (a “Company Board Recommendation Change”); provided, however, that (a) notwithstanding the foregoing, at any time prior to the receipt of the Company Stockholder Approval the Company Board may effect a Company Board Recommendation Change, whether in response to a Superior Proposal or for any other reason deemed appropriate by the Company Board, if the Company Board determines in good faith, after consulting with its outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements; and (b) the Company Board may not effect a Company Board Recommendation Change unless: (A) the Company Board shall have first provided prior written notice to Parent that it is prepared to effect a Company Board Recommendation Change (which notice shall not, in and of itself, constitute a Company Board Recommendation Change), and (B) Parent does not deliver to the Company, within three (3) days after the receipt of such notice, a proposal that would, in the good faith judgment of the Company Board (after consulting with a financial advisor of national reputation and outside legal counsel), (x) cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or (y) otherwise render the failure to effect a Company Board Recommendation Change no longer reasonably likely to result in a breach of the Company Board’s fiduciary duties under applicable Legal Requirements. The Company agrees that, during the three (3) day period prior to the Company Board effecting a Company Board Recommendation Change, the Company and its officers, directors and representatives shall negotiate in good faith with Parent and its officers, directors, and representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent.

(c)      Nothing contained in this Section 6.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if, in the good faith judgment of the Company (after consulting with outside legal counsel), such disclosure is necessary in order for the Company to comply with its disclosure obligations under applicable Legal Requirements; provided, however, that any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) and any other disclosure made pursuant to this Section 6.2(c) that is limited to describing the existence and terms of an Acquisition Proposal shall not be deemed to be a Company Board Recommendation Change so long as the Company Board reaffirms in such disclosure the Company Board Recommendation.

(d)      For the avoidance of doubt, a Company Board Recommendation Change shall not change the corporate approval of this Agreement under Section 251(b) of the DGCL, or any corporate approval of the Company Board of this Agreement in any respect that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby, including the Merger.

6.3    Company Stockholders’ Meeting. The Company shall establish a record date for, call, give notice of, convene and hold a meeting of the Company Stockholders (the “Company Stockholders’ Meeting”) as promptly as practicable following the date hereof for the purpose of voting upon the adoption of this Agreement in accordance with Delaware Law. Nothing herein shall prevent the Company from postponing or adjourning the

Company Stockholders’ Meeting if there are insufficient shares of the Company Common Stock necessary to conduct business at the Company Stockholders’ Meeting. Unless this Agreement is earlier terminated pursuant to Article VIII hereof, the Company shall establish a record date for, call, give notice of, convene and hold the Company Stockholders’ Meeting for the purpose of voting upon the adoption of this Agreement in accordance with Delaware Law, whether or not (x) the Company Board shall have effected a Company Board Recommendation Change or (y) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to Company or any of its advisors. In connection with the Company Stockholders’ Meeting, Company shall (i) mail the Proxy Statement and all other proxy materials for such meeting to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act, (ii) use all commercially reasonable efforts to obtain the Company Stockholder Approval, and (iii) otherwise comply with all Legal Requirements applicable to such meeting.

6.4    Form S-4 and Proxy Statement.

(a)      As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare, and Parent shall file with the SEC a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger (as may be further amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included. Each of the Company and Parent shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger. The Company and Parent shall use their respective commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger.

(b)      Each of the Company and Parent shall provide the other party and their respective counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement or the Form S-4, as applicable, promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments.

(c)      No amendment or supplement to the Proxy Statement or the Form S-4 will be made by Parent or the Company without the approval of the other parties hereto, which approval shall not be unreasonably withheld or delayed. Each of the Company and Parent will advise the other party promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Form S-4. If, at any time prior to the Effective Time, Parent or the Company discovers any information relating to any party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to the Proxy Statement or the Form S-4, so that none of those documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements in any such document, in light of the circumstances under which they were made, not misleading, the party that discovers that information shall promptly notify the other party and an appropriate amendment or supplement describing that information shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the stockholders of Parent and the Company.

6.5    Reasonable Best Efforts to Complete.

(a)      Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub 1, Merger Sub 2 and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to:

(i) cause the conditions to the Merger set forth in Article VII hereof to be satisfied or fulfilled, including by filing as promptly as practicable after the date hereof with the SEC all annual, quarterly and current reports required to be filed by the Company under the Exchange Act for any and all periods ending prior to the Effective Time, which such annual, quarterly and current reports shall comply as to form with the rules and regulations of the SEC applicable to such reports; (ii) obtain all necessary or appropriate consents, waivers and approvals under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated by this Agreement; (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, the expiration or termination of any applicable waiting periods, making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

  (b)      Without limiting the generality of the foregoing provisions of Section 6.5(a) hereof and to the extent required by applicable Legal Requirements, as soon as may be reasonably practicable following the execution and delivery of this Agreement, each of Parent and/or the Company shall file applicable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Entity that may be required by the merger notification or control laws and regulations of any applicable foreign jurisdiction; provided, however, that the conditions to the parties’ respective obligations to consummate the Merger shall be limited to those conditions specified in Article VII. Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings and (iii) supply any additional information that reasonably may be required or requested by the competition or merger control authorities of any other applicable jurisdiction. Each of Parent and the Company shall also cooperate with one another in determining whether any other Consent of or with a Governmental Entity is required in connection with the consummation of the transactions contemplated by this Agreement and in seeking or making any such Consent; provided, however, that the conditions to the parties’ respective obligations to consummate the Merger shall be limited to those conditions specified in Article VII. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any written communication from any Governmental Entity regarding the Merger. If any party hereto or Affiliate thereof receives a written request for additional information or documentary material from any such Governmental Entity with respect to the Merger, then such party shall use commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In respect of any meeting with a Governmental Entity for the foregoing purpose, to the extent permitted by the applicable Governmental Entity, each party shall give the other the opportunity to attend and participate in any such meeting. Notwithstanding any provision herein to the contrary, neither Parent nor the Company shall, nor shall they permit their respective Affiliates to (x) extend any waiting period, second request period or other period under any merger notification or control laws or enter into any agreement (including any timing or standstill letter), consent decree, hold separate order or other similar arrangement with any Governmental Entity in connection with any merger notification or control laws without the prior written consent of the other party or (y) acquire or agree to acquire any assets, business, Person or division thereof if any such acquisition or agreement could have the effect of delaying the Effective Time or preventing the Merger or the other transactions contemplated by this Agreement (including with reference to any merger notification or control laws).

  (c)      Without limiting the generality of the foregoing provisions of Section 6.5(a) hereof, in the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, at the direction of the Company Board, shall use commercially reasonable efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby.

  (d)      Notwithstanding any provision herein to the contrary, Parent shall negotiate, litigate and take any other action necessary to eliminate any concerns of any Governmental Entity and to avoid the entry (or to effect the dissolution) of any injunction, temporary restraining Order or other Order in any Legal Proceeding by any Governmental Entity in connection with any merger notification or control laws related to the Merger and the other transactions contemplated by this Agreement that has had or could have the effect of delaying the Effective Time beyond the date set forth in Section 8.1(b) or preventing the Merger or the other transactions contemplated by this Agreement, which negotiation, litigation or taking of other action may include: (i) offering to commit and effect (and, if such offer is accepted, committing to and effecting), by agreement, consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent and any of its Affiliates and, to be effective as of or after the Effective Time, the Surviving Entity and its Affiliates; (ii) otherwise offering to take or offering to commit to take any action (and, if such offer is accepted, taking or committing to take such action) that limits Parent’s or the Surviving Entity’s freedom of action with respect to, or Parent’s or the Surviving Entity’s ability to retain, any of the businesses, services or assets of Parent or the Surviving Entity or their respective Affiliates; or (iii) accepting an offer of any such Governmental Entity with respect to any of the foregoing. The parties acknowledge and agree that the provisions of this Section 6.5(d) require specific results and shall not be satisfied by or with the mere exercise of efforts by Parent (including even reasonable best efforts by Parent) to achieve those results.

  (e)      In connection with the Company self-disclosure and “narrative account” described in clause (v) of Section 5.1, Parent will (and will use its best efforts to cause its export control counsel to) respond promptly to any Company requests for advice, input and/or approval, and will otherwise use reasonable efforts to facilitate the Company’s timely preparation and filing of such self-disclosure and narrative account.

6.6      Company Rights Plan. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the Effective Time or the termination of this Agreement, the Company and the Company Board shall not amend or modify, or take any other action with regard to the Company Rights Plan in any manner, or take any other action so as to render the Company Rights Plan applicable to Parent, Merger Sub 1, Merger Sub 2 or any of their Affiliates.

6.7      Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII hereof and the Effective Time, each party shall afford the other party and the other party’s accountants, legal counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of such party to enable the other party to obtain all information concerning the business, properties, facilities, results of operations and personnel of such party, as the other party may reasonably request; provided, however, that (a) no information or Knowledge obtained by the other party in any investigation conducted pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty of such party set forth herein or the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement, or the remedies available to the parties hereunder; and (b) the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 6.7. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would contravene any Legal Requirement or Contract entered into prior to the date of this Agreement, would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege or would violate or prejudice the rights of third parties. The parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

6.8      Notification. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII hereof and the Effective Time:

  (a)      the Company shall give prompt notice to Parent upon any director or executive officer or the Company becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case such that the conditions to the obligation of Parent, Merger Sub 1 and Merger Sub 2 to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied;

  (b)      the Company shall give prompt notice to Parent (i) of any notice received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the Consent of such third party is or may be required in connection with the Merger and (ii) upon any of the directors or officers of the Company obtaining actual knowledge that the representations in Section 3.22(c) and Section 3.33 would, if made effective as of the date of such notice to Parent, no longer be accurate (it being agreed that such directors and officers may not intentionally avoid obtaining such knowledge, including by altering the Company’s customary internal channels of communication concerning the topics addressed by the foregoing Sections);

  (c)      Parent shall give prompt notice to the Company upon any director or executive officer of Parent becoming aware that any representation or warranty made by it, Merger Sub 1 or Merger Sub 2 in this Agreement has become untrue or inaccurate, or of any failure of Parent, Merger Sub 1 or Merger Sub 2 to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case such that the conditions to the obligation of the Company to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied; and

  (d)      The Company will keep Parent informed about the status of the matters identified in Section 3.11(c) of the Company Disclosure Schedule, including notifying Parent promptly of any material developments and consulting with Parent in advance of taking any material action in respect of those matters, and will consider in good faith any input of Parent in respect of Company’s handling of such matters.

No notification made by a party pursuant to this Section 6.8 shall affect the representations, warranties, covenants or agreements of the disclosing party or the remedies available hereunder to or the conditions to the obligations of the non-disclosing party under this Agreement.

6.9      Certain Litigation. The Company shall promptly advise Parent, and Parent shall promptly advise the Company, as applicable, orally and in writing of any litigation commenced after the date hereof against the Company or any of its directors by any Company Stockholders (on their own behalf or on behalf of the Company) or against Parent or any of its directors by any Parent Stockholders (on their own behalf or on behalf of Parent), as applicable, relating to the Merger and shall keep Parent and the Company, as applicable, reasonably informed regarding any such litigation.

6.10      Confidentiality. Parent, Merger Sub 1, Merger Sub 2 and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated September 18, 2007 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

6.11      Public Disclosure. (a) Except with respect to any action taken pursuant to Section 6.2, Parent, Merger Sub 1, Merger Sub 2 and the Company shall consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to this Agreement and the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Legal Requirement or any listing agreement with a national securities exchange, in which case commercially reasonable efforts to consult with the other party hereto shall be made prior to any such release or public statement. The initial press release of the parties shall be a joint press release of Parent and Company in the form that is mutually agreed.

    (b)      Except with respect to any action taken pursuant to Section 6.2 and except as may be required by applicable Legal Requirements or any listing agreement with a national securities exchange, before any

Merger Communication of Parent, Company or any of their respective “participants” (as defined in Rule 165 of the Securities Act or Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third-party or otherwise made accessible on the website of Parent, Company or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any executive officer, key employee or advisor of Parent, Company or any such participant, as applicable, as a script in discussions or meetings with any such third parties, Parent or Company, as the case may be, shall (or shall cause any such participant to) cooperate in good faith with respect to any such Merger Communication for purposes of, among other things, determining whether that communication (x) is required to be filed under Rules 165 and 425 of the Securities Act or (y) constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act, as applicable. Except with respect to any action taken pursuant to Section 6.2 and except as may be required by applicable Legal Requirements or any listing agreement with a national securities exchange, Parent, Merger Sub 1, Merger Sub 2 or Company, as applicable, shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such Merger Communication. For purposes of the foregoing, the term “Merger Communication” shall mean, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and constitutes either (x) an offer to sell such stock or a solicitation of an offer to buy Parent Common Stock or (y) a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) in favor of the Merger.

6.12      Equity Awards; Company ESPP.

    (a)      As soon as practicable following the date of this Agreement, each of Parent, Merger Sub 1, Merger Sub 2 and the Company shall take such actions as may be required to effect the following:

     (1)      at the Effective Time, each Rollover Stock Option shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Rollover Stock Option, the number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the sum of (x) the product of (A) the number of shares of Company Common Stock subject to such Rollover Stock Option immediately prior to the Effective Time and (B) the Per Share Stock Consideration and (y) the product of (a) the number of shares of Company Common Stock subject to such Rollover Stock Option and (b) the Cash Consideration Exchange Multiple, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (C) the aggregate exercise price for the shares of Company Common Stock purchasable pursuant to such Rollover Stock Option divided by (D) the aggregate number of shares of Parent Common Stock to be subject to such Rollover Stock Option after giving effect to the adjustments in this clause (1) (each, as so adjusted, a “Modified Stock Option”);

     (2)      at the Effective Time, each Rollover RSU shall be converted into a restricted stock unit, subject to the same terms and conditions as were applicable under such Rollover RSU, with respect to a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the sum of (x) multiplying (A) the number of shares of Company Common Stock subject to such Rollover RSU immediately prior to the Effective Time by (B) the Per Share Stock Consideration and (y) the product of (C) the number of shares of Company Common Stock subject to such Rollover RSU and (D) the Cash Consideration Exchange Multiple (each, as so adjusted, a “Modified RSU”);

     (3)      at the Effective Time, other than as provided in Sections 2.7 and 6.12(a)(1) hereof, any and all other Company Options shall be cancelled; and

     (4)      with respect to the Company ESPP, (A) participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement; (B) no offering or purchase period shall be commenced after the date of this Agreement; (C) each participant’s rights to purchase shares of

Company Common Stock under the Company ESPP outstanding immediately prior to the Effective Time shall terminate on the day immediately prior to the date in which the Effective Time occurs; provided that all amounts allocated to each participant’s account under the Company ESPP as of such date shall thereupon be used to purchase from the Company whole shares of Company Common Stock at the applicable price determined under the terms of the Company ESPP for the then outstanding offering periods using such date as the final purchase date for each such offering period; and (D) the Company ESPP shall terminate immediately following such purchase.

    (b)      For purposes of this Agreement, (i) “Rollover RSU” means a Company Restricted Stock Unit outstanding immediately prior to the Effective Time granted by the Company in connection with the performance of services for the Company or any of its Subsidiaries that is unvested at the Effective Time; and (ii) “Rollover Stock Option” means a Company Stock Option outstanding immediately prior to the Effective Time granted in connection with the performance of services for the Company or any of its Subsidiaries to any person who is an employee of the Company or any of its Subsidiaries at the Effective Time that is (x) unvested and exercisable at a price per share that is greater than the Per Share Merger Consideration Value or (y) vested and exercisable at a price per share that is greater than the Per Share Merger Consideration Value but less than $5.00 (subject to appropriate adjustment for any stock split, reverse stock split, stock dividend, reclassification or other similar change after the date hereof and prior to the Effective Time).

    (c)      The adjustments provided in Section 6.12(a) are intended to be effected in a manner that is consistent with Section 424(a) of the Code.

    (d)      All amounts payable pursuant to Section 6.12(a) shall be subject to any required withholding of taxes and shall be paid without interest.

    (e)      Promptly following the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause (or shall ensure) an appropriate number of shares of Parent Common Stock to be registered under the Securities Act on a Form S-8 (or are covered by an existing Form S-8 of Parent) in order to satisfy Parent’s obligations with respect to the Modified Stock Options and Modified RSUs.

    (f)      Prior to the Effective Time, Company shall make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the adjustments contemplated by Sections 2.7 and 6.12 hereof.

    (g)      The Option Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any of the transactions referred to in Section 2.7(b).

    (h)      Prior to the Effective Time, Parent shall take such steps as may be reasonably requested by the Company to cause acquisitions of Parent Securities pursuant to the transactions contemplated by this Agreement by each individual who is or becomes a director or officer of Parent as of or after the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act, in accordance with that certain SEC No-Action Letter dated January 12, 1999 regarding such matters.

6.13      Employee Matters.

    (a)      If requested by Parent in writing no later than three (3) Business Days prior the Closing Date, the Company shall terminate, effective as of the day immediately preceding the Closing Date and conditioned upon the Closing (the “401(k) Termination Date”), any and all 401(k) plans maintained by the Company or any of its Subsidiaries. The Company shall provide Parent with evidence that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to the review and approval of Parent. The Company shall also take such other actions in furtherance of terminating any such 401(k) Plans as Parent may reasonably request.

    (b)      Parent shall take all necessary actions to allow each Continuing Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Company’s 401(k) plan(s) to roll such eligible rollover distribution, including any associated loans, as part of any lump sum distribution into an account under a 401(k) plan maintained by Parent or any of its Subsidiaries.

    (c)      After an initial transition period (the “Initial Transition Period”) wherein Continuing Employees will continue to participate in the benefits and other employment programs of the Company or its Subsidiaries, as applicable, Parent shall permit all Continuing Employees to participate in the benefit and other employment programs of Parent or the Subsidiary (which Parent agrees to maintain during the Initial Transition Period in the same forms, coverages, eligibility, benefits and other terms as they existed immediately prior to the Effective Time) to the same extent as similarly situated employees of Parent or the Subsidiary.

    (d)      After the Initial Transition Period, to the extent permitted by applicable Legal Requirements, Parent and any Subsidiary of Parent shall provide service credit for all periods of service by the Continuing Employees under the employee policies and plans of Parent or such Subsidiary except to the extent such service credit would result in the duplication of benefits for the same period of service.

    (e)      After the Initial Transition Period, in connection with coverage of each of the Continuing Employees under any of the ERISA welfare benefit plans made available by Parent and its Subsidiaries, Parent agrees (i) to cause each such plan to waive any applicable preexisting condition, waiting periods and actively at work requirements, and (ii) to cause each such plan to honor any expenses incurred by such Continuing Employees and their beneficiaries under similar plans of the Company or its affiliates during the portion of the applicable plan year prior to the date on which such Continuing Employees commences participation in the welfare benefit plans of Parent for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses.

6.14      Directors’ and Officers’ Indemnification and Insurance.

    (a)      For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification Contracts between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time, Parent shall (and shall cause the Surviving Entity and its Subsidiaries to) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Entity and its Subsidiaries to contain provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six (6) year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions.

    (b)      Prior to or as of the Effective Time, Parent shall purchase a six-year “tail” prepaid policy on the Company’s existing directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance. Parent and the Surviving Entity shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder; provided, however, that in satisfying its obligations under this Section 6.14(b), Parent and the Surviving Entity shall not be obligated to pay in excess of three (3) times the amount paid by the Company for coverage for its last full fiscal year (such aggregate amount, the “Maximum Premium”) (which annual premium for the last full fiscal year the Company represents and warrants to be as set forth in Section 6.14 of the Company Disclosure Schedule), provided that if the cost of such “tail” insurance coverage exceed the Maximum Premium, Parent and the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium.

    (c)      If Parent or the Surviving Entity or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such surviving corporation shall expressly assume all of the obligations of Parent and the Surviving Entity set forth in this Section 6.14.

    (d)      The obligations under this Section 6.14 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under “tail” policy referred to in Section 6.14(b) hereof (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the “tail” policy referred to in Section 6.14(b) hereof (and their heirs and representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the “tail” policy referred to in Section 6.14(b) hereof (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.14, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the “tail” policy referred to in Section 6.14(b) hereof (and their heirs and representatives)) under this Section 6.14 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Legal Requirements (whether at law or in equity).

6.15      FIRPTA Certificate. On or prior to the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

6.16      Resignation of Officers and Directors. At or prior to the Closing, the Company shall obtain the resignations of all officers and directors of its Subsidiaries (only in their respective capacity as such), in each case to be effective as of the Effective Time.

6.17      Nasdaq Listing. Prior to the Effective Time, if required by applicable Nasdaq rules, Parent shall use commercially reasonable efforts to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger.

6.18      Treatment as Reorganization. None of Parent, Merger Sub 1, Merger Sub 2 or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action (or fail to take any action) prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

6.19      Tax Matters. Each of Parent and the Company shall use its best efforts to obtain the Tax opinions contemplated by Section 7.1(e) hereof (collectively, the “Tax Opinions”). Officers of Parent, Merger Sub 1, Merger Sub 2 and the Company shall execute and deliver to Pillsbury Winthrop Shaw Pittman LLP, counsel to the Company, and Brown Rudnick LLP, counsel to Parent, certificates containing appropriate representations at such time or times as may be reasonably requested by such law firms, including the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger.

6.20      Directorships. At least thirty (30) days prior to the Effective Time, the Company shall designate two individuals to serve as members of the Parent Board. Parent shall (subject to its Board’s customary corporate governance review process for Board nominees) cause such designees to be appointed to the Parent Board immediately after the Effective Time, to serve until the next annual meeting of stockholders of Parent. If Parent reasonably concludes, based upon the foregoing review process, that the appointment of any such designee would be improper, Parent shall promptly notify the Company, which shall be entitled to designate another individual for appointment to the Parent Board. Parent shall take all actions reasonably necessary to cause the foregoing appointments to occur immediately after the Effective Time.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1      Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub 1, Merger Sub 2 and the Company to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time, of each of the following conditions:

    (a)      Requisite Stockholder Approval. The Company Stockholder Approval shall have been obtained.

    (b)      No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered or enforced any law, statute or regulation that is in effect and has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or prohibiting the Merger or (ii) issued or granted any Order that is in effect and that has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or prohibiting the Merger.

    (c)      Regulatory Approvals. All antitrust, competition or merger control consents, if any, set forth on Schedule 7.1(c) applicable to the Merger shall have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period).

    (d)      Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no SEC proceeding for that purpose shall have been initiated by the SEC.

    (e)      Tax Opinions. Parent shall have received an opinion of Brown Rudnick LLP, and the Company shall have received an opinion of Pillsbury Winthrop Shaw Pittman LLP, each dated as of the Closing Date, and each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinions shall be conditioned upon the receipt by such counsel of appropriate representation letters from each of Parent, Merger Sub 1, Merger Sub 2 and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

7.2      Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

    (a)      Representations and Warranties. The representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in Article IV shall be true and correct on and as of the Effective Time with the same force and effect as if made on and as of such date, except (A) for any failure to be so true and correct which has not had a Parent Material Adverse Effect; provided, however, that (a) such Parent Material Adverse Effect qualifier shall be inapplicable with respect to representations and warranties set forth in Section 4.3 and Section 4.4 hereof (collectively, the “Parent Special Representations”), each of which individually shall be true and correct in all material respects on and as of the Effective Time, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, subject to the qualification set forth in the immediately preceding clause (A)); and (b) for purposes of determining the accuracy of the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in the Agreement for purposes of this Section 7.2(a), all “Parent Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (y) the representation and warranty set forth in Section 4.10(a) hereof shall not be disregarded pursuant to the terms of this proviso); and the Company shall have received a certificate signed on behalf of Parent by an authorized executive officer of Parent to the foregoing effect, a certificate signed on behalf of Merger Sub 1 by an authorized executive officer of Merger Sub 1 to the foregoing effect and a certificate signed on behalf of Merger Sub 2 by an authorized executive officer of Merger Sub 2 to the foregoing effect.

    (b)      Performance of Obligations of Parent, Merger Sub 1 and Merger Sub 2. Parent, Merger Sub 1 and Merger Sub 2 shall have performed in all material respects any obligations and complied in all material respects with any covenants or other agreements of Parent, Merger Sub 1 and Merger Sub 2 to be performed or complied with by them under this Agreement at or prior to the Effective Time; and the Company shall have received a certificate signed on behalf of Parent by an authorized executive officer of Parent to the foregoing effect, a certificate signed on behalf of Merger Sub 1 by an authorized executive officer of Merger Sub 1 to the foregoing effect and a certificate signed on behalf of Merger Sub 2 by an authorized executive officer of Merger Sub 2 to the foregoing effect.

    (c)      Nasdaq Listing. The shares of Parent Common Stock issuable to the stockholders of the Company as contemplated by this Agreement shall have been approved for listing on Nasdaq.

7.3      Conditions to Parent’s, Merger Sub 1’s and Merger Sub 2’s Obligations to Effect the Merger. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

    (a)      Representations and Warranties. The representations and warranties of the Company set forth in Article III shall be true and correct on and as of the Effective Time with the same force and effect as if made on and as of such date, except (A) for any failure to be so true and correct which has not had a Company Material Adverse Effect; provided, however, that (a) such Company Material Adverse Effect qualifier shall be inapplicable with respect to representations and warranties set forth in Section 3.3 and Section 3.4 hereof (collectively, the “Company Special Representations”), each of which individually shall be true and correct in all material respects on and as of the Effective Time, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, subject to the qualification set forth in the immediately preceding clause (A)); and (b) for purposes of determining the accuracy of the representations and warranties of the Company set forth in the Agreement for purposes of this Section 7.3(a), all “Company Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (y) the representation and warranty set forth in Section 3.10(a) hereof shall not be disregarded pursuant to the terms of this proviso); and Parent shall have received a certificate signed on behalf of the Company by an authorized executive officer of the Company to the foregoing effect.

    (b)      Performance of Obligations of the Company. The Company shall have (i) performed and complied with any obligations, covenants and agreements whose performance is qualified by “in all material respects” or by a qualification for nonperformance or noncompliance that does not or would not have a Company Material Adverse Effect, and (ii) performed in all material respects any other obligations and complied in all material respects with any and all other covenants and agreements of the Company, in each case to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by an authorized executive officer of the Company to the foregoing effect.

    (c)      Appraisal Rights. There shall not have been written demands for appraisal delivered to the Company before the Company Stockholders’ Meeting pursuant to Section 262(d) of the DGCL with respect to more than 15% of the total outstanding shares of Company Common Stock (excluding shares of Company Common Stock held by Company Stockholders who have failed to perfect or otherwise comply with Section 262(d) of the DGCL, or who have withdrawn or otherwise lost such right to appraisal).

    (d)      Export Controls. The Company shall, no more than sixty (60) days following the date of this Agreement (or such later deadline as may be prescribed by BIS) have prepared, in a manner consistent with the terms of this Agreement, and filed with the Bureau of Industry and Security Office of Export Enforcement a formal voluntary self-disclosure.

    (e)      French Filings. The Company shall make all reasonably necessary filings with the appropriate Governmental Entity in France relating to compliance with French legislation on data protection, Law No. 78-17 of January 6, 1978 (as amended on August 6, 2004 in line with the Directive 95/46/EC of October 24, 1995) consistent with the advice of the Company’s French counsel.

    (f)      Approvals and Consents. All Consents required to be obtained, and all filings required to be made, by the Company listed on Section 7.3(f) of the Company Disclosure Schedule in connection with the consummation of the Merger, all Consents required to be obtained by the Company in connection with the consummation of the Merger pursuant to Contracts signed by the Company after the date hereof in violation of Section 5.2(t), and any other waivers, approvals, authorizations or filings (other than, in each case, those required under the terms of any Contract or by or with any Governmental Entity) required to be obtained by the Company (but not by virtue of the identity or operations of Parent) in connection with the consummation of the Merger and the failure of which to obtain or make would have a Company Material Adverse Effect, shall have been obtained and made.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1      Termination. This Agreement may be terminated and the Merger may be abandoned, at any time prior to the Effective Time:

    (a)      by mutual written agreement of Parent, Merger Sub 1, Merger Sub 2 and the Company; or

    (b)      by either Parent or the Company, if the Merger shall have not been consummated by 5:00 p.m., Pacific time, on December 31, 2008; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in any of the conditions to the Merger set forth in Article VII hereof having failed to be satisfied on or before such date and such action or failure to act constitutes a material breach of this Agreement; or

    (c)      by either Parent or the Company if any Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered or enforced any law, statute or regulation that is in effect and has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting the Merger or (ii) issued or granted any Order that is in effect and has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting the Merger, and such Order has become final and non-appealable; or

    (d)      by either Parent or the Company, if the Company Stockholder Approval is not obtained at the Company Stockholders’ Meeting (or any postponement or adjournment thereof); or

    (e)      by the Company:

      (1)      in the event (A) of a material breach of any covenant or agreement on the part of Parent, Merger Sub 1 or Merger Sub 2 set forth in this Agreement or (B) that any of the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in Article IV shall have become inaccurate, in either case such that the conditions to the Merger set forth in Section 7.2(a) or Section 7.2(b) hereof would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent, Merger Sub 1 or Merger Sub 2 or such inaccuracies in the representations and warranties of Parent, Merger Sub 1 or Merger Sub 2 are curable by Parent, Merger Sub 1 or Merger Sub 2, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e)(1) until the expiration of a thirty (30) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable, provided that Parent, Merger Sub 1 or Merger Sub 2 continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e)(1) if such breach or inaccuracy by Parent, Merger Sub 1 or Merger Sub 2 is cured within such thirty (30) calendar day period); or

 (2)      in order to enter into a definitive agreement with respect to a Superior Proposal, provided that the Company Board shall have effected a Company Board Recommendation Change with respect to such Superior Proposal in accordance with Section 6.2(b).

(f)      by Parent:

 (1)      in the event (A) of a material breach of any covenant or agreement on the part of the Company set forth in this Agreement or (B) that any of the representations and warranties of the Company set forth in Article III shall have become inaccurate, in either case such that the conditions to the Merger set forth in Section 7.3(a) or Section 7.3(b) hereof would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f)(1) until the expiration of a thirty (30) calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable, provided that the Company continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f)(1) if such breach or inaccuracy by the Company is cured within such thirty (30) calendar day period); or

 (2)      within five (5) Business Days after the occurrences of a Company Triggering Event, it being understood that after such five (5) Business Day period, Parent shall no longer have a right to terminate this Agreement pursuant to this Section 8.1(f)(2). For all purposes of and under this Agreement, a “Company Triggering Event” shall be deemed to have occurred if, after the date hereof and prior to the Effective Time, any of the following shall have occurred: (A) the Company Board shall have effected a Company Board Recommendation Change; (B) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement; or (C) an Acquisition Proposal shall have been published or sent or given (within the meaning of Rule 14e-2 under the Exchange Act) and, within the ten (10) business day period set forth in Rule 14e-2 under the Exchange Act, the Company shall not have made a statement disclosing that the Company Board recommends that the Company Stockholders reject such Acquisition Proposal.

8.2      Notice of Termination; Effect of Termination. Any termination of this Agreement pursuant to Section 8.1 hereof shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 8.1 hereof, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 6.10, this

Section 8.2, Section 8.3 and Article IX hereof, each of which shall survive the termination of this Agreement and (b) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any intentional breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3      Fees and Expenses.

   (a)      General. Except as set forth in Section 8.3(b) hereof, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

   (b)      Company Payments.

      (1)      The Company shall pay to Parent a fee equal to $1,230,000 (One Million Two Hundred Thirty Thousand U.S. Dollars) (the “Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one Business Day after demand by Parent, in the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) hereof or Section 8.1(d) hereof, (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company Stockholders generally, and in each case shall not have been withdrawn prior to such termination of this Agreement, and (C) within twelve (12) months following such termination of this Agreement, such Acquisition Transaction is consummated or the Company enters into a definitive agreement with respect to such Acquisition Transaction (for purposes of this Section 8.3(b)(1), the term “Acquisition Transaction” shall have the meaning set forth in the definition of Acquisition Transaction except that all references to 15% and 85% in such definition shall be deemed replaced by references to 50%).

      (2)      In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e)(2) hereof, the Company shall pay to Parent a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within one Business Day after such termination by the Company.

      (3)      In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f)(2) hereof, the Company shall pay to Parent a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within one Business Day after demand by Parent.

      (4)      Integral Part. The Company acknowledges and hereby agrees that the provisions of Section 8.3(b) hereof are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, Parent would not have entered into this Agreement. It is understood and agreed that the Company shall not be required to pay any fee contemplated by Section 8.3(b) on more than one occasion.

   (c)      Parent Payment.

     (1)      Parent shall pay to the Company the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within one Business Day after demand by the Company, in the event that (A) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b) hereof, (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Parent Stockholders generally, and in each case shall not have been withdrawn prior to such termination of this Agreement, and (C) within twelve (12) months following such termination of this Agreement, such Acquisition Transaction is consummated or Parent enters into a definitive agreement with respect to such Acquisition Transaction (for purposes of this Section 8.3(c)(1), the term “Acquisition Transaction” shall have the meaning set forth in the definition of Acquisition Transaction except that all references to 15% and 85% in such definition shall be deemed replaced by references to 50%).

     (2)      Integral Part. Parent acknowledges and hereby agrees that the provisions of Section 8.3(c) hereof are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, the Company would not have entered into this Agreement. It is understood and agreed that Parent shall not be required to pay any fee contemplated by Section 8.3(c) on more than one occasion.

8.4      Amendment. Subject to applicable Legal Requirements and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub 1, Merger Sub 2 and the Company; provided, however, that in the event that this Agreement has been adopted by the Company Stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders without such approval.

8.5      Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1      Nonsurvival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2      Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

   (a)      if to Parent, Merger Sub 1 or Merger Sub 2, to:

   TranSwitch Corporation

   Three Enterprise Drive

   Shelton, CT 06484

   Attention:    Dr. Santanu Das

   Facsimile:   (203) 926-9453

   with a copy to (which shall not constitute notice):

   Brown Rudnick LLP

   One Financial Center

   Boston, MA 02111

   Attention:    Timothy C. Maguire, Esquire

   Facsimile:   (617) 856-8201

   (b)      if to the Company, to:

   Centillium Communications, Inc.

   215 Fourier Avenue

   Fremont, CA 94539

   Attention:    Faraj Aalaei

   Facsimile:   (510) 771-3500

   with a copy to (which shall not constitute notice):

   Pillsbury Winthrop Shaw Pittman LLP

   50 Fremont Street

   San Francisco, CA 94105

   Attention:    David R. Lamarre, Esq.

   Facsimile:   (415) 983-1200

9.3      Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.4      Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Exhibits hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms.

9.5      Third Party Beneficiaries. Except as set forth in or contemplated by the provisions of Section 6.14 hereof, this Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder.

9.6      Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7      Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.8      Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, in any Delaware State court or the Federal court of the United States of America sitting in the State of Delaware), this being in addition to any other remedy to which they are entitled at law or in equity.

9.9      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.10      Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within New Castle County, State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.2 shall be deemed effective service of process on such party.

9.11      WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY, MERGER SUB 1 AND MERGER SUB 2 HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY, MERGER SUB 1 OR MERGER SUB 2 IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.12      Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

COMPANY: Centillium Communications, Inc., a Delaware corporation

By:	/s/ Faraj Aalaei
Name:	Faraj Aalaei
Title:	Chief Executive Officer

PARENT: TranSwitch Corporation, a Delaware corporation

By:	/s/ Santanu Das
Name:	Dr. Santanu Das
Title:	Chief Executive Officer

MERGER SUB 1: Sonnet Acquisition Corporation, a Delaware corporation

By:	/s/ Robert Bosi
Name:	Robert Bosi
Title:	Treasurer

MERGER SUB 2: Haiku Acquisition Corporation, a Delaware corporation

By:	/s/ Robert Bosi
Name:	Robert Bosi
Title:	Treasurer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Appendix B

VOTING AGREEMENT AND WAIVER

THIS VOTING AGREEMENT AND WAIVER (this “Agreement”), dated as of July 9, 2008, is made by and among TranSwitch Corporation, a Delaware corporation (the “Parent”), and the undersigned holder (the “Holder”) of certain shares of Company Capital Stock of Centillium Communications, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, concurrently herewith, Parent, certain wholly-owned subsidiaries of Parent (“Merger Sub 1” and “Merger Sub 2” and collectively, “Merger Subs”), and the Company, have entered into an Agreement and Plan of Merger of even date herewith (as the same may be amended from time to time, the “Merger Agreement”) providing for, among other things, the merger of Merger Sub 1 with and into the Company and the Company with and into Merger Sub 2, subject to the terms and conditions set forth in the Merger Agreement (collectively, the “Merger”); and

WHEREAS, the Holder, as of the date of this Agreement, is the record owner and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of outstanding shares of Company Common Stock set forth opposite her, his or its name as “Shares” on Schedule A attached hereto, and the Holder wishes to enter into this Agreement with respect to all of such Shares and any additional shares of Company Common Stock that such Holder hereafter acquires the right to vote, whether through contract, purchase, exercise of an option or otherwise after the date of this Agreement (“Additional Shares”); and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, the Company has requested that the Holder, and the Holder has agreed to, enter into this Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

VOTING AGREEMENT; IRREVOCABLE GRANT OF PROXY; WAIVER

Section 1.1. Voting Agreement. During the term of this Agreement, the Holder hereby agrees (a) to appear (in person or by proxy) at any annual or special meeting of the stockholders of the Company for purposes of obtaining a quorum; and (b) to vote all the Shares and any Additional Shares to approve and adopt the Merger Agreement (and any subsequent amendments thereto), the Merger and all other agreements and actions contemplated by the Merger Agreement to be undertaken in connection therewith, in each case at every meeting of stockholders of the Company (however called), and at every adjournment thereof (or by written consent in lieu of a meeting), at which any such matters are submitted for the consideration and vote of stockholders of the Company. During the term of this Agreement, the Holder hereby further agrees to vote, in her, his or its capacity as a stockholder of the Company all the Shares and any Additional Shares against (i) any Acquisition Proposal or other proposal or offer for a merger, consolidation, business combination, tender offer, sale of substantial assets, sale of shares of capital stock or extraordinary transactions involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, (ii) any reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary corporate transaction involving the Company, or (iii) any corporate action (including any amendment of the Company’s certificate of incorporation or bylaws) the consummation of which would reasonably be expected (A) to frustrate the purposes, or prevent or delay the consummation, of the Merger or the transactions contemplated by the Merger Agreement, (B) result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, or (C) change the voting rights of the Shares or the Additional Shares, in each case of (i), (ii) and (iii), at every meeting of stockholders of the Company (however called), and at every adjournment thereof (or by written consent in lieu of a meeting), at which any such matters are submitted for the consideration and vote of stockholders of the Company. During the term of this Agreement, the Holder shall not commit or agree to take any action inconsistent with either of the foregoing sentences.

Section 1.2. Irrevocable Proxy. The Holder hereby revokes any and all previous proxies granted with respect to such Holder’s Shares and/or Additional Shares. The Holder hereby grants a proxy appointing Parent as such Holder’s attorney-in-fact and proxy, with full power of substitution, for and in such Holder’s name, to vote such Holder’s Shares and/or Additional Shares (1) in favor of (a) the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, (b) each of the other actions contemplated by the Merger Agreement and (c) any action in furtherance of any of the foregoing; and (2) against (x) any Acquisition Proposal or other proposal or offer for a merger, consolidation, business combination, tender offer, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, (y) any reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, or (z) any corporate action (including any amendment of the Company’s certificate of incorporation or bylaws) the consummation of which would reasonably be expected (A) to frustrate the purposes, or prevent or delay the consummation, of the Merger or the other transactions contemplated by the Merger Agreement, (B) result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, or (C) change the voting rights of the Shares or the Additional Shares, in each case of (x), (y) and (z), at every meeting of the stockholders of the Company (however called), and at every adjournment thereof (or by written consent in lieu of a meeting), at which any such matters are submitted for the consideration and vote of the stockholders of the Company. Simultaneously with the execution and delivery of this Agreement, the Holder is delivering to Parent a proxy in the Form of Annex A hereto. The proxy granted by the Holder pursuant to this Section 1.2 is irrevocable to the extent permitted by Delaware law, is coupled with an interest and is granted in consideration of Parent’s entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by the Holder shall terminate on the Voting Covenant Expiration Date (as defined below).

Section 1.3. Waiver of Appraisal Rights. The Holder hereby agrees not to exercise her, his or its appraisal rights pursuant to Section 262 of the Delaware General Corporation Law or other relevant provisions with respect to the Merger, the Merger Agreement or the transactions contemplated thereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

The Holder represents and warrants to Parent that:

Section 2.1. Valid Title. Such Holder is the lawful record and beneficial owner of such Holder’s Shares, free and clear of any lien, charge, encumbrance or claim of whatever nature. None of such Holder’s Shares or Additional Shares is (or during the term hereof, will be) subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares or Additional Shares, except as otherwise set forth on Schedule B hereto.

Section 2.2. Non-Contravention; No Litigation. The execution, delivery and performance by such Holder of this Agreement and the consummation of the transactions contemplated hereby (i) is within such Holder’s powers, have been duly authorized by all necessary action, and no other actions on the part of such Holder are necessary to authorize the Agreement or to consummate the transactions contemplated hereby, and (ii) does not and will not (A) violate, contravene or constitute a default under, (B) give rise to a right of termination, cancellation or acceleration of any right or obligation of such Holder under, any Applicable Law or Order binding on such Holder or Contract to which such Holder is a party or (C) result in the imposition of any lien on any Shares or Additional Shares. There is no suit, claim, action, investigation or proceeding pending or, to the knowledge of such Holder, threatened against such Holder at law or in equity before or by any Governmental Entity that would reasonably be expected to impair the ability of such Holder to perform its obligations hereunder or consummate the transactions contemplated hereby.

Section 2.3. Binding Effect. This Agreement has been duly executed and delivered by such Holder and is the valid and binding agreement of such Holder, enforceable against such Holder in accordance with its terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and (ii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the discretion of the court before which any proceeding therefor may be brought. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

Section 2.4. Shares. As of the date hereof, (a) such Holder is the legal and beneficial owner of the number of Shares set forth opposite her, his or its name on Schedule A hereto, which Shares represent the only shares of capital stock of the Company legally or beneficially owned by such Holder, and (b) except as set forth on Schedule A, such Holder owns no options or warrants to purchase or other rights to subscribe for or otherwise acquire any securities of the Company.

Section 2.5. Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Voting Covenant Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

ARTICLE III

COVENANTS OF STOCKHOLDERS

The Holder, in her, his or its capacity as a stockholder of the Company, hereby covenants and agrees that:

Section 3.1. No Proxies for, or Encumbrances on, Holder Shares. Except as provided in this Agreement, such Holder shall not, during the term of this Agreement, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or Additional Shares to any Person other than Parent, (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or commitment with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares or Additional Shares to any Person other than Parent, or (iii) take any other action that would in any way restrict, limit or interfere with the performance of such Holder’s obligations hereunder or the transactions contemplated hereby.

ARTICLE IV

MISCELLANEOUS

Section 4.1. Further Assurances. Except as otherwise provided in the Merger Agreement, from time to time, the Holder will, at the request of Parent, execute and deliver or cause to be executed and delivered all further documents and instruments and use their respective reasonable best efforts to secure such consents and take all such further action reasonably necessary for the purpose of carrying out and furthering the intent of this Agreement.

Section 4.2. Specific Performance. The parties hereto agree and the Holder expressly acknowledges that Parent will be irreparably damaged if for any reason the Holder fails to perform any of her, his or its obligations under this Agreement, and that Parent would not have any adequate remedy at law for money damages in such event. Accordingly, the Holder agrees that in the case of the failure of the Holder to perform, Parent shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by such non-performing Holder, and further agrees that any such specific performance and injunctive and/or other equitable relief, in addition to remedies at law or damages, is the appropriate remedy for any such failure to perform, and further agrees that such Holder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Parent’s seeking or obtaining such equitable relief. This provision is without prejudice to any other rights that Parent may have against the Holder for any failure to perform her, his or its obligations under this Agreement.

Section 4.3. Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered on the date of receipt, if delivered by hand, two (2) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent by receipt – confirmed telecopy or via a reputable nationwide overnight courier service for next business day delivery, if to Parent, at its address set forth below its signature hereto (or if by fax, to (617) 856-8201), together with a copy to Brown Rudnick LLP, One Financial Center, Boston, Massachusetts 02111 (Attention: Timothy C. Maguire, Esq.) Fax: (617) 289-0413; and if to a Holder, to such Holder at her, his or its address set forth on Schedule A hereto with a copy to each of Company, 215 Fourier Avenue (Attention: General Counsel) Fax: (510) 771-3500, and Pillsbury Winthrop Shaw Pittman LLP, 50 Fremont Street, San Francisco, California 94105 (Attention: David Lamarre, Esq.) Fax: (415) 983-1200. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

Section 4.4. Term of Agreement; Voting Covenant Expiration Date. The term of this Agreement shall commence on the date hereof, and such term, this Agreement and the proxy(ies) granted in and pursuant to Section 1.2 hereof shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, and (iii) the date on which Parent provides written notice of termination of this Agreement to the Holder (such date, the “Voting Covenant Expiration Date”). Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

Section 4.5. Survival of Representations and Warranties. All representations, warranties and covenants contained in this Agreement shall survive delivery of and payment for the Shares.

Section 4.6. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that Parent may assign its rights and obligations to any Affiliate of Parent and provided, further, that the Holder may not assign, delegate or otherwise transfer any of her, his or its rights or obligations under this Agreement without the prior written consent of Parent.

Section 4.7. Governing Law and Venue. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS TO BE PERFORMED WHOLLY IN SUCH STATE. The parties hereby (a) irrevocably submit to the jurisdiction of the Chancery Court of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby and thereby and (b) waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject to such jurisdiction or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such courts. The parties hereby consent to and grant any such court’s jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 4.3 hereof.

Section 4.8. Entire Agreement, Amendments, Waivers. This Agreement supersedes all prior agreements, written or oral, between or among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by the parties hereto. No waiver of any provision hereof by any party shall be deemed a waiver of any other provision hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party. In addition, no waiver of any provision hereof by the Parent with respect to the Holder shall be deemed a continuing waiver of any provision hereof by the Parent.

Section 4.9. Severability. If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provisions not held invalid or unenforceable and the application of such provisions to persons or circumstances other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

Section 4.10. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instruments.

Section 4.11. Headings. The headings and captions used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 4.12. Obligations Separate; Holder Capacity Only. The parties hereto acknowledge and agree that the Holder’s obligations hereunder are solely in her, his or its capacity as a stockholder of the Company, and that none of the provisions set forth in this agreement shall restrict or otherwise limit such Holder, and nothing herein shall limit or affect the duties of or any actions taken by the Holder (or any of their respective Affiliates) in each case, in his or her capacity as an officer or director of the Company (or otherwise as a fiduciary to any person resulting from any circumstances other than as a stockholder of the Company).

Section 4.13. Construction. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement and Waiver to be duly executed as of the day and year first above written.

TRANSWITCH CORPORATION

By
Name: Title: Address:

[Transwitch Corporation Signature Page to Voting Agreement]

HOLDER:

Name:

[Holder Signature Page to Voting Agreement]

Schedule A

	Shares		Additional Shares
Holder Name and Address	Number of Shares of Common Stock*	Number of Shares and Series of Preferred Stock	Number of Shares of Common Stock Underlying Outstanding Options and Derivative Securities	Number of Shares and Series of Preferred Stock Underlying Outstanding Options and Derivative Securities

*Together with associated Preferred Share Purchase Rights under the Company’s Preferred Stock Rights Agreement dated December 30, 2002.

Annex A

PROXY

The undersigned, for consideration received, hereby appoints TranSwitch Corporation, a Delaware corporation (“Parent”), her, his or its proxy, with full power of substitution, to vote all shares of capital stock owned or later acquired by the undersigned, and all shares that the undersigned is or becomes entitled to vote pursuant to contract, trust, deed or otherwise, at every meeting of stockholders of Centillium Communications, Inc., a Delaware corporation (“Company”), and at every adjournment thereof (and by written consent in lieu of a meeting if any such matters are submitted for the consideration and vote of stockholders of the Company thereby), to be held for the purpose of voting upon a proposal to approve and to adopt the Agreement and Plan of Merger, dated as of July 9, 2008 (the “Merger Agreement”), by and among Parent, the Company and certain subsidiaries of Parent, the Merger (as defined in the Merger Agreement) and all agreements and actions contemplated by the Merger Agreement FOR such proposal and AGAINST: (i) any Acquisition Proposal or other proposal or offer for a merger, consolidation, business combination, tender offer, sale of substantial assets, sale of shares of capital stock or extraordinary transactions involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, (ii) any reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary corporate transaction involving the Company, or (iii) any corporate action (including any amendment of the Company’s certificate of incorporation or bylaws) the consummation of which would reasonably be expected (A) to frustrate the purposes, or prevent or delay the consummation, of the Merger or the other transactions contemplated by the Merger Agreement, (B) result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, or (C) change the voting rights of the Shares or the Additional Shares, in each case of (i), (ii) and (iii), at every meeting of stockholders of the Company (however called), and at every adjournment thereof (or by written consent in lieu of a meeting), at which any such matters are submitted for the consideration and vote of stockholders of the Company.

The Holder may vote her, his or its Shares and/or Additional Shares on all matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy is subject to the terms of that certain Voting Agreement and Waiver dated as of July 9, 2008 between the undersigned and Parent, a copy of which is attached hereto (the “Voting Agreement”), is coupled with an interest, revokes all prior proxies granted by the undersigned with respect to such shares, is irrevocable and shall terminate and be of no further force or effect automatically on the Voting Covenant Expiration Date (as defined in the Voting Agreement).

[PROXY SIGNATURE PAGE FOLLOWS]

VOTING AGREEMENT – FORM OF PROXY

Dated: July 9, 2008

HOLDER:

Name:

VOTING AGREEMENT – FORM OF PROXY

Appendix C

OPINION OF CENTILLIUM’S FINANCIAL ADVISOR

July 9, 2008

Board of Directors

Centillium Communications, Inc.

215 Fourier Avenue

Fremont, CA 94539

Members of the Board:

You have asked Pagemill Partners, LLC (“Pagemill Partners”) to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Centillium Communications, Inc. (the “Company”) of the merger consideration set forth in the Agreement and Plan of Merger, dated as of July 9, 2008 (the “Merger Agreement”) by and among the Company, TranSwitch Corporation (the “Acquirer”), Sonnet Acquisition Corporation, a wholly owned subsidiary of the Acquirer (“Merger Sub 1”), and Haiku Acquisition Corporation, a wholly owned subsidiary of the Acquirer (“Merger Sub 2”). The Merger Agreement provides for, among other things, the merger of Merger Sub 1 with and into the Company and, as part of the same overall transaction, the surviving entity of such merger will be merged with and into Merger Sub 2 (altogether the “Merger”) and, as a result of such transactions, each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury and any Dissenting Shares, and each outstanding Eligible Derivative Security (all as defined in the Merger Agreement), will be cancelled and converted into a right to receive its proportion of $15,000,000 in cash and 25,000,000 shares of common stock, par value $0.01 per share of the Acquirer (the “Acquirer Common Stock”) (together the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In arriving at our opinion, we have reviewed a draft of the Merger Agreement dated July 8, 2008 and certain publicly available business and financial information relating to the Company, the Acquirer, and the industry in which they operate. We have reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Acquirer and have met with the managements of the Company and the Acquirer to discuss the business and prospects of the Company and the Acquirer and the effects of the Merger on the financial condition and future prospects of the Company and the Acquirer, and certain other matters we believed necessary or appropriate to our inquiry. We have considered certain financial and stock market data of the Company and the Acquirer, including current and historical market prices of the Company Common Stock and the Acquirer Common Stock, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and the Acquirer and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations, and financial, economic, and market criteria which we deemed appropriate for the purposes of this opinion.

In connection with giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquirer or otherwise reviewed by or for us. In relying on financial analyses and forecasts provided to us by managements of the Company or the

2475 Hanover Street     Palo Alto, CA 94304     Tel 650.354.4000     Fax 650.856.0136     www.pmlb.com

July 9, 2008

Board of Directors

Centillium Communications, Inc.

Acquirer, we have assumed that they have been reasonably prepared based on assumptions reflecting the best current available estimates and judgments by managements of the Company and the Acquirer as to the expected future results of operations and financial condition of the Company and the Acquirer to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We assume that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, that the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement will not differ in any material respects from the draft thereof furnished to us. We also have assumed that the representations and warranties made by the Company and the Acquirer in the Merger Agreement and related agreements are and will be true and correct in all ways material to our analysis.

We have assumed that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company or the Acquirer. Our opinion necessarily is based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have an obligation to update, revise, or reaffirm this opinion. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquirer, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Merger Consideration and does not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding entered into in connection with the Merger or otherwise, including the fairness of the Merger to, or any consideration to be received by, the holders of any other class of securities, creditors, or other constituencies of the Company. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquirer Common Stock will trade at any future time.

We have acted as financial adviser to the Company with respect to the proposed Merger and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the Merger is consummated. We have performed in the past certain services in return for customary compensation, including acting as adviser with respect to the sale of the Company’s DSL business in February 2008. We will receive a fee for rendering this opinion, which is neither contingent upon the successful completion of the Transaction nor the conclusions set forth in the opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other matters arising out of our engagement.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the proposed Merger if such inclusion is required by applicable law. Pagemill Partners expresses no opinion or recommendation as to how any stockholder of the Company or the Acquirer should vote or act on any matter relating to the proposed Merger. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the

2475 Hanover Street     Palo Alto, CA 94304     Tel 650.354.4000     Fax 650.856.0136     www.pmlb.com

July 9, 2008

Board of Directors

Centillium Communications, Inc.

amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration, Our opinion has been authorized for issuance by the Fairness Committee of Pagemill Partners.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Your sincerely,

Pagemill Partners, LLC

2475 Hanover Street     Palo Alto, CA 94304     Tel 650.354.4000     Fax 650.856.0136     www.pmlb.com

Appendix D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

D-4